UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2005

Commission File Number 001-16139

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bangalore, Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011

(Address of principal executive offices)

      Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

      If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)

      Not applicable.

VALUE IN NUMBERS
LETTER TO STAKEHOLDERS
WIPRO BUSINESSES
PRACTICING VALUES TO CREATE VALUE
DIRECTORS’ REPORT
REPORT ON CORPARATE GOVERNANCE
FINANCIAL STATEMENTS
ANNUAL REPORT FILED WITH SECURITIES AND EXCHANGE COMMISSION (FORM 20-F)
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

     This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2005 that we mailed to holders of our Equity Shares and our American Depository Shares, or ADSs, on or about June 27, 2005.

     We have attached the notice for our Annual General Meeting and related Proxy Forms that we mailed to holders of our Equity Shares and holders of our ADSs as Exhibit 99.1 to this Form 6-K. We have also attached the notice and proxy card for amendment to the objects clause of the memorandum of association of our Company that is required by Indian law to be mailed to holders of our Equity Shares and holders of our ADSs as Exhibit 99.2 to this Form 6-K. In addition, we have also attached the notices and proxy cards for the merger of Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with Wipro Limited and the merger of Wipro BPO Solutions Limited with Wipro Limited, as required by Indian law to be mailed to holders of our Equity Shares and holders of our ADSs as Exhibit 99.3 and Exhibit 99.4, respectively, to this Form 6-K.

     The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Practicing values to create value. It's about understanding and responding to the needs of our community- employees, customers, shareholders and the society at large. It's about being aware and responsible for the social and business environment. With actions based on a foundation of values.

It's about creating an organisation that is ever changing, yet with a constant expression; of integrity, of trust, of continuity. And that is what we believe makes us who we are.

WIPRO
Applying Thought

Annual Report 2004 - 05

OurPromisewithutmostrespecttoHumanValues,wepromisetoserveourCustomerwithIntegrity,throughInnova tive,ValueforMoneySolutions,byApplyingThought,dayafterday.

CONTENTS

Value in numbers	02

Letter to stakeholders	04

Wipro businesses	08

Practicing values to create value	10

Directors’ report	33

Report on corporate governance	46

Financial statements	71

Annual Report filed with United States Securities and Exchange Commission (Form 20F)	132

Board of Directors	Inside back cover

Value in numbers

Sales and Other Income*
10 year CAGR 25%
Rs. Bn
9
43
59
82
1994-95
2002-03
2003-04
2004-05
* From Continuing Operations

Profit after Tax*
10 year CAGR 47%
Rs. Bn
4
9
10
16
1994-95
2002-03
2003-04
2004-05
* From Continuing Operations

Operating Cash Flows
Rs. Bn
7
10
18
2002-03
2003-04
2004-05

Market Capitalization
10 year CAGR 57%
Rs. Bn
(US $ 14 Bn**)
466*
5
268
304
1994-95
2002-03
2003-04
2004-05
* Based on market price as on March 31, 2005 of Rs. 663
** Based on ADR price of $ 20.41

Revenues from Global IT Services & Products
$ Mn
10 year CAGR 57%
28
625
943
1,353
1994-95
2002-03
2003-04
2004-05

Global IT Services
Service line composition 2004-05
R&D Services 28%
Infrastructure outsourcing 6%
Application Development & Maintenance 32%
Consulting 5%
BPO Services 11%
Package Implementation 11%
Testing Services 7%

2

ValueinnumbersSalesandOtherIncome*ProfitafterTax*8210yearCAGR25%10yearCAGR47%Rs.BnRs .Bn5916431099.41994-952002-032003-042004-051994-952002-032003-042004-05*FromContinuingOperations*Fro mContinuingOperationsOperatingCashFlowsMarketCapitalization18Rs.Bn10yearCAGR57%Rs.Bn(US$14B n**)466*10304726851994-952002-032003-042004-052002-032003-042004-05*BasedonmarketpriceasonMarc h31,2005ofRs.663**BasedonADRpriceof$20.41RevenuesfromGlobalITGlobalITServicesService s&ProductsServicelinecomposition2004-05$Mn1,35310yearCAGR57%InfrastructureApplicationo utsourcingDevelopment&943R&DServices6%Maintenance28%32%62528ConsultingBPOServicesPac kageTesting5%11%ImplementationServices1994-952002-032003-042004-0511%7%2

WIPRO LIMITED CONSOLIDATED

SEGMENT WISE BUSINESS PERFORMANCE	Rs. in Million

Particulars	Year ended March 31,
	2003	2004	2005	% Growth
				over 2004

Segment Revenue*
Global IT Services and Products	30,487	43,575	60,753	39
India & AsiaPac IT Services and Products	8,395	9,762	13,964	43
Consumer Care and Lighting	2,991	3,649	4,723	29
Others	1,468	1,826	2,258	24
TOTAL	43,341	58,812	81,698	39
Profit before Interest and Tax – PBIT *
Global IT Services and Products	8,451	9,539	16,041	68
India & AsiaPac IT Services and Products	557	792	1,042	32
Consumer Care and Lighting	436	551	672	22
Others	240	277	397	43
TOTAL	9,684	11,159	18,152	63
Interest (Net) and Other Income	634	873	796
Profit Before Tax*	10,318	12,032	18,948	57
Income Tax expense	(1,343)	(1,681)	(2,750)
Profit for the period*	8,975	10,351	16,198	56
Net Loss on discontinuance of ISP business	(378)	–	–
Profit before Share in earnings /(losses) of affiliates and minority interest	8,597	10,351	16,198	56
Share in earnings of affiliates	(355)	23	175
Minority interest	(37)	(59)	(88)
PROFIT AFTER TAX	8,205	10,315	16,285	58
Earnings per share – EPS
(PY: Adjusted for bonus issue in ration of 2:1)
Basic (In Rs.)	11.83	14.87	23.41
Diluted (In Rs.)	11.81	14.85	23.19

Operating Margin*
Global IT Services and Products	28%	22%	26%
India & AsiaPac IT Services and Products	7%	8%	7%
Consumer Care and Lighting	15%	15%	14%
TOTAL	22%	19%	22%
Return on average capital employed*
Global IT Services and Products	62%	47%	62%
India & AsiaPac IT Services and Products	54%	53%	63%
Consumer Care and Lighting	60%	86%	89%
TOTAL	31%	30%	39%

* From Continuing Operations

CompositionofBusinessVerticals2004-05*GeographywiseActiveCustomers*Retailcomposition ofrevenues*Financial12%421ServicesNos.Energy&Utilities18%NorthEurope11%America30%65%339TelecomServiceManufacturing288Providers5%12%EmbeddedCorporate/GovtSystems&9%P roductJapanEngineeringHealthCare4%Telecom&14%1%InternetworkingRestofworld18%1%2002-032003-042004-05

* For Global IT Services & Products

Letter to
Stakeholders

Azim H Premji, Chairman

Dear Stakeholder,

Wipro is in good shape. Over the last few years, we have systematically nurtured growth. We have invested in new growth areas and simultaneously restructured existing growth engines. Both these strategic initiatives have helped in sustaining our value creation potential for customers and shareholders alike. In the 59 years of existence, we have learnt that to build sustainable value, we need to stay close to our customers and constantly reinvent ourselves. The only way to manage the future is by anticipating it well before it happens. This means remaining alert to changing customer needs, emerging market trends and quickly aligning ourselves to them. After all, if the saw is not regularly sharpened, it loses its edge.

The net result of all our initiatives is that we now have a strong portfolio of businesses and services that can lead industry growth and create superior value over time. And the good news is that some of the benefits of the initiatives are beginning to reflect in our operations and operating results. If you look at the results of the past year for Wipro, you can be proud that your company:

• Posted strong results in all its businesses – Revenues grew 39%, fuelled by strong growth in all businesses. Revenue in Dollar terms in our Global IT business grew 43%, while all other businesses delivered Revenue growth that were at the top of industry growth rate.

• Delivered broad-based growth across geographies, verticals and services lines in its Global IT business – Every single vertical posted good growth. More importantly, our differentiated Services such as Technology Infrastructure Services and

Testing Services grew ahead of the overall growth rate, as did our Europe geography where we invested early.

• Grew profits ahead of its Revenues as Operating Margins expanded in a year of Offshore cost pressure and significant Rupee appreciation.

• Translated strategic initiatives into operating results – growth rate of our differentiated services in our Global IT business and the strong growth in newer services and geographies in our India, Middle East and Asia Pac IT business indicating the success.

continue to live amidst dire poverty and amongst other ills. But with relentless hard work and focused energy in the right direction, I am convinced that things can only change for the better. Change will not be easy, but will be achieved.

I am no economist or sociologist, but I do see clear trends around me. Some of these are :

• The recognition that human resources, complete with human endeavor, intelligence and spirit are the greatest drivers of societal growth and development. Large populations, poverty and scarcity do not represent only

• Benefited from the fundamental faith you had in your other businesses – Wipro Consumer Care and Lighting is among the fastest growing FMCG companies in India for the second consecutive year and Wipro’s infrastructure engineering business leveraged the opportunities in the increased spends on infrastructure in India.

As I look ahead, to any time horizon, I feel very enthused about the future. The forces shaping our society are fundamental and seek to not only improve our lot economically but also make the world a better place to live in.

It is not as if there are no dark clouds – we have all lived through September11, and a problem, but an immense opportunity as well. For this opportunity to be utilized to its fullest potential, education, healthcare, infrastructure and other social investments are essential. This realization has given a fresh impetus to these initiatives. At the individual level, this will drive equality and at the aggregate level, it will drive economic and social progress.

• Technology has a great role to play in creating a momentum for progress. Technology can improve productivity at every level and thereby multiply gains in a systematic and pervasive manner. Sometimes, when I look back, I wonder what we ever did without the cell phones and the computers! Life may have been simpler then. But such changes occur only in one direction. The truth is once we know there is a better way of doing things, few people would want to go back to the old ways.

• A deep and abiding faith that people and organizations can be successful only by sticking to Values. This is a heartening reversal of the view held by some people, that ethical behavior was an obstacle to business success. Over the last few years, there is an increasing conviction in the minds of people that doing the ‘right thing’ is good for the business, good for the individual and good for society. Ethical behavior cannot be mandated. It has to spring from within. By practicing Values, sincerely and consistently, one creates Value.

To us in Wipro, our primary satisfaction comes not only from the robust financial results but from the fact that this success has been built upon a strong foundation of Values. The future looks so exciting to us, because in a very real sense Wipro is fully aligned with the three important forces or vectors I mentioned before : People, Technology and Values.

• It is the endeavour, intelligence and commitment of each Wiproite that has driven the success of Wipro. Wipro truly respects its talent. This talent continues to grow, as Wipro spans the globe – across 26 countries, with employees from over 15 nations.

• Our technology expertise is another core pillar of our success in all our businesses and particularly in getting the global stature for our IT business. Our Quality process,

continually improved by Six Sigma and Lean techniques, are sharply focused on making our customers successful in their endeavors. We are at the very tip of the technology driven productivity vector.

• Our unyielding commitment to Wipro Values, has been, I believe the core reason of our success. This is reflected in the theme of this year’s annual write-up. We in Wipro believe that we are Creating Value by PracticingValues.

I thank you for your confidence in Wipro. As long term partners, many of you have stood by us through periods of transformation. Even though our journey of transformation is not complete and our dream of leadership far from fulfillment, the essential elements – Value,Vision, Strategy, Execution – are all there. Wipro is in good shape, more than ever before.

Very sincerely

Azim H Premji
Chairman
April 30, 2005

Wipro Businesses
Wipro Technologies — Global IT Services & Products business
Wipro Technologies is the global consulting, technology and business process services business of Wipro Limited. We provide a complete range of technology-based business services ranging from integrated business, technology and process solutions including systems integration, package implementation, software application development and maintenance,transaction processing to knowledge based services, to Global 2000 customers on a global services delivery platform.
Our key differentiators include end-to-end services, an adaptive, value-driven engagement model and a fanatical focus on quality in every aspect of service delivery.
Our 360° service portfolio covers Enterprise Applications, Infrastructure Services, BPO Services, R&D Services and Consulting across various domains. We combine a proven global services delivery model, with quality leadership based on a secure and reliable infrastructure in bringing significant value to our customers. We are the largest third-party R&D service provider in the world, have among the world’s largest technology infrastructure management practices and are among the Top 3 offshore BPO service providers by revenue.
Wipro Technologies is committed to creating technology-driven solutions which realize clients’ business aspirations. We are the first global services company to adopt an industry-driven market facing structure and have over 20 industry facing Centers of Excellence, which create solutions and build expertise for the specific needs of individual industries.
We currently engage with over 421 clients (with 151 Forbes 2000 and 89 Global 500 clients) across 4 continents in 35 countries through global delivery centers in 38 locations including 10 near shore centers in the US, UK, Germany, China, Japan, Finland and Sweden. We are the world’s 1st PCMM, CMM, CMMi Level 5 Software Services Company and are the first company outside USA to receive the IEEE Software Process Award.
Wipro Infotech — India and Asia Pac IT Services and Products business
Wipro Infotech is the leading IT Services, Solutions & Products business of Wipro Limited with operations in India,Asia Pacific and the Middle East.
Our portfolio of IT services include IT consulting, personal computing and enterprise products, IT infrastructure management and systems integration services, software application development, package implementation and total outsourcing services. We deliver and deploy large complex projects which span multiple service lines and manage the entire IT lifecycle of our customers. We do this through best of breed partnerships with leading technology providers, with wide geographic reach for our support services, our strong focus on operations excellence, quality, and innovation. People are our strongest asset and we have one of the best consultants, technical experts and domain skills in the country today, enabling us to demonstrate direct benefits on business needs to customers.
A panoramic view of Wipro Campus in Bangalore India

Wipro Consumer Care and Lighting – FMCG business

Rs. Mn

Global IT Services & Products

ROCE - 62%

2004-05
60,753
(US $1,354 Mn)
16,041
2003-04
43,575
9,539
2002-03
30,487
8,451
Operating Income
Sales

India & AsiaPac IT Services & Products

ROCE - 63%

2004-05
13,964
1,042
2003-04
9,762
792
2002-03
8,395
557
Operating Income
Sales

Wipro Consumer Care and Lighting

ROCE - 89%

2004-05
4,723
672
2003-04
3,649
551
2002-03
2,991
436
Operating Income
Sales

9

Wipro Consumer Care and Lighting -FMCG business
Wipro Consumer Care and Lighting is a leading player in the branded consumer products market with presence in personal care, baby care, wellness products and domestic & institutional Lighting. Our flagship brand Santoor is India’s second largest popular soap brand, and is ranked 19th in personal care in India. The business grew across all brands. Acquired brands Chandrika Ayurvedic soap and Glucovita glucose powder, new launches such as Wipro Sanjeevani Honey,Wipro Sanjeevani Isabgol and Wipro Safewash liquid detergents, our existing businesses in Lighting and modular furniture in the institutional segment, recorded excellent growth.

Practicing Values
to Create Value

Prologue

Traditional management thought and practice holds that a business is essentially a robust economic engine to drive shareholder wealth. For years companies have rested their survival mantra on growth in revenues and profitability.

At Wipro, philosophically and in practice, we regard this as a key tenet, but not the only one. Value creation for shareholders is necessary — absolutely necessary — but not the sole purpose of our existence.

Also, as conventional management suggests, is Wipro an instrument of wealth creation? Does Wipro exist to help its customers do better business? Is Wipro an attempt to realize the promise of technology? Is Wipro a force helping in changing the social and economic aspirations of the common man? Or, is Wipro a social organization that gives people an opportunity to find meaning in life?

We believe Wipro is an idea. An idea that economic progress and social development can go hand in hand. An idea that transparency and integrity can not only co-exist with business success, but actually drive it. An idea that a corporation is not a machine, but a thriving social system of people coming together to make life better, for themselves and for the world around.

The power of an idea rests in its realization. All things are conceived twice – first in the mind and then in reality. It is true of the Taj Mahal, the Pyramids, or the Great Wall – where the ideas conceived in mind were realized through action. So we looked at

Wipro’s history for illustrations of this idea. Not just in Wipro’s community initiatives, but also in the way our core business is conducted. And realized that the idea is not an idea with a tinge of finality, but a continuous journey.

All ideas are outcomes of our deepest beliefs. We were amongst the earliest corporations to explicitly state what we believed in and crystallized them as Wipro Beliefs. Since then it has evolved and is evolving with the environment, while remaining steadfast in intent and practice, which now manifests as Values.

At Wipro, Values are what we have held sacrosanct, all through our existence as an organization. Over the last six decades, it has been our constant attempt to build Wipro on a strong foundation of Values. Values that act as a guiding beacon in all our thoughts and actions.

We have learnt that practicing our Values makes immense business sense. For instance, good talent approaches us, because we respect individuals and offer opportunities for growth. Fine organizations partner with us because we are fair to them and believe in growing with them. And we find the best customers because we offer the best value, and deliver on commitments that we make to them.

In the next few pages we present a glimpse of how we have attempted to practice each of our four Values to create value for our stakeholders – community, employees, customers and shareholders.

Creating Value for
the Community

Over the years, Wipro has reached a position from which it can contribute significantly to community development. For us, this is reason enough to engage meaningfully with the world around us. For two fundamental beliefs have guided our engagement with society: One, that Wipro is a socio-economic citizen. Two, if you can do good, you must.

This led us to the next debate: what should Wipro do? We decided to rally our need to drastically improve quality. Hence the mandate we have given ourselves is to contribute significantly to improving the quality of Indian school education. We think this focus will lead to a large multiplier effect on human development.

That is practicing Human Values for us – being sensitive to the individual needs, and then going ahead and creating a win for them. That is practicing Innovation for us. Consistently offering novel and superior resources around one big idea, an idea with leverage for significant social impact. Also, we decided against creating external support structures – roads, hospitals, institutions – for no amount of brick can surrogate the ability of an individual to support himself. In contrast, education is a fundamental enabler of progress – for an individual and for a nation. Good education empowers us to shape our future, to understand our role in society and contribute to social progress.

Given the state of Indian education, we feel strongly that there is an urgent and critical solutions to satisfy the needs of individual stake holder; in this case the community. What gives us satisfaction is that several Wiproites have taken up this initiative on their own, too.

Wipro’s contribution to the community is carried through two initiatives – Wipro Applying Thought in Schools and Wipro Cares. The former is a structured initiative with active participation of all stake holders in the area of education with Wipro being the rallying point. The latter is an employee driven initiative which provides a channel for employees to contribute to the society.

Wipro Applying Thought in Schools

The Wipro Applying Thought in Schools initiative was triggered when Wipro realized that even the best people leaving our education system do not necessarily bring life-skills to the workplace. Education, with its focus on memorization and ‘doing well in exams’ is strongly disconnected from the needs of the student and society. Through this initiative, we strive to rekindle the spirit of curiosity in our children, and allow them spearhead change through action research and advocacy.

For example, our Teachers’ Programme spread over two years, aims to transform the teacher into a ‘reflective practitioner’ through workshops and school based support. It helps teachers appreciate that knowledge is built through an evolving process of interpreting experience. The role of a teacher is to create right experiences and to guide the learner in

Human Values

We respect the unique
needs of Customers and
employees. We are
sensitive to their differing
needs in our interactions
with them.

to develop into critical, creative, and caring citizens.

Since its initiation in early 2001, Wipro Applying Thought in Schools has reached out to over 4,500 teachers and principals from 241 schools in 14 states across the country. Our projects range from training programs for teachers and principals to concerted efforts for transforming entire schools. Today, Wipro is among the largest providers of long-term developmental training to Indian schools.

All of our work is implemented through a partner network containing over a dozen of India’s leading social organizations. Together, we hope to reach a critical mass to building knowledge. The Leadership Program works with school leaders to prepare them for their role in leading this transformation. The Parent Program helps parents appreciate the purpose of education and the process of learning. It also gets them to reflect on their part in their child’s education and development. Current research includes developing internationally benchmarked Learning Standards, curricular support material, and models for whole school transformation.

Wipro Cares

Another unique way in which we are creating value for the community is through our volunteering initiative Wipro Cares. It is a unique corporate experiment to channelise the contributions of Wiproites matched by Wipro, and the desires of Wiproites to make meaningful contribution to society, on a continuous basis.

Wipro Cares contributes through two pronged strategy: providing rehabilitation to the survivors of natural calamities and enhancing learning abilities of children from the under privileged sections of the society

Wipro Cares philosophy is to utilize the collective wisdom of volunteers to bring

Most survivors had broken a limb or back and needed medical help. We first provided a mobile X-ray and physiotherapy unit and later, set up a paraplegic centre at Nagarpal to accommodate 50 patients. Apart from this, we helped re-construct several school buildings that were damaged by the quake.

In the tsunami affected areas, Wipro Cares has adopted Pushpavanam village in Nagapattinam district in the state of Tamil Nadu where we are working to make it a better place to live than what it was before. We are providing livelihood means, working towards reclaiming agricultural land, creating self help groups to help women become economically independent and rebuilding schools in the village.

long term benefits and satisfaction to the community, as we believe that providing funding alone will not help the community.

Wipro Cares contributions in the Indian states that were hit by calamities are testimony to its philosophy where Wipro Cares worked on the ground to contribute where the need was felt.

In the cyclone hit Orissa, after detailed discussions with the survivors, we constructed a cyclone-proof school-cum-shelter at the Ramatara village in Erasama. The shelter is equipped with facilities such as bore wells, HAM radio set and life jackets. It functions as a well equipped school when there is no calamity.

When the Wipro Cares team visited Gujarat after the earthquake in 2001, the most glaring need was treatment for bone injuries.

Our efforts are always linked to the needs of the survivors and are executed along with the community.

Wipro Cares volunteers focus towards enhancing learning abilities of children in schools for children from the under privileged sections of urban areas. They work with children to teach them, to build confidence in them and to ignite curiosity and broaden their awareness levels.

Volunteers continue to engage with the community around us, with activities such as adult literacy, providing training for livelihood means, and helping them start their own initiatives to make them self sufficient.

Employee Initiatives

The community initiatives taken by Wipro have been furthered by employees who have taken their own steps towards adding value to the community.

When Robert Gabriel, Client Engagement Manager, (name changed due to the nature of his contribution) based out of Wipro – France, realized that several people are pushed to depression and possible suicide because they did not have any one to talk are among several Wiproites who are making a difference to the society. Both believe in education as a great enabler for a bright future and have focused on providing financial help to the needy.

Constant motivation, guidance, financial and emotional support from Ashok, helped little Kiran complete tenth grade from a government school in remote, rural India. She would now study for a Diploma in Electronics and Communication Engineering

to, he made up his mind to help such people. For the last year, he has been an active volunteer with SOS Amitié, which aims to prevent suicide by counseling on phone. SOS Amitié is available for people in distress 24x7, for 365 days a year. It also handles calls on drugs, alcohol and physical abuse and loneliness, depression, divorce, illness, etc.

SOS Amitié receives about 800,000 calls a year from people who need a ‘listening’ ear, in France alone. Robert, as one of the volunteers who has decided to use his spare time counseling those in need, helps the callers talk about their problem, to lower their anxiety levels, and helps them clarify their situation so that they find better ways of accepting their problems or start to find solutions.

“I am glad that I could make a difference to at least few people around me,” he says, about his passion.

Ashok Herur, Principal Consultant - Talent Transformation and Durga Prasad Kancherla, Technical Manager for EAS–Oracle Practice

at the Government Polytechnic College, which enables her to become a technically qualified professional.

While Ashok’s is a story of how an individual can make a difference, Durga Prasad’s efforts are in scaling the activities with the help of more like minded people.

When Durga met his four childhood friends after a gap of 16 years in the US, their discussions focused on what good education could do to millions of under privileged children back home in India. With this blossomed Big Help for Education, a non profit organization. Big Help is helping 100 students through Sponsor a Child program, touches 2800 students through Adopt a School program, is helping another 3500 students through Merit Awards program.

What is unique is that this band of friends decided to try out a pilot project to make a difference in a government school in a rural area by utilizing the seed money contributed by all five of them. They set out collecting funds for more activities only after they succeeded in this pilot project. They work with project committee over seeing each project with 4 designated volunteers working closely with the children and Government schools.

Azim Premji Foundation is a not-for-profit organization launched by Wipro Chairman Azim Premji. Its Vision is to significantly contribute to achieving quality universal education to facilitate a just, equitable and humane society. The Foundation believes that Quality Education is fundamental for India becoming a developed country.

It is committed to contributing to large scale systemic reforms to achieve the quality of education through a three pronged strategy of Advocacy, Interventions and Networking.

To achieve its Vision, the Foundation develops proof of concept in partnership with the state governments. Among its key programs are Learning Guarantee Program, Accelerated Learning Program, Computer Aided Learning Center and Education Management. Through these, the Foundation touches 1.8 million children in 11,000 schools with 30,000 teachers.

These are but a few illustrations of Wiproites’ contributions to the Community.

Creating Value for Wiproites

The manifestations of the Values can be in different ways for different stake holders. While we believe that working towards providing quality education in schools is necessary to build a talented pool of citizens, we are also making efforts to train and provide opportunities for development for the employees within.

We believe that the worth of an organization is measured by the people who work for it. The challenge is to make sure that our people use their energies, desires and potentials to make their lives and the lives of others whom they touch more complete; thus enriching the environment around us.

Wipro’s strong people processes are a bench mark for best-of-breed people- engagement. We recognized the need to create leaders who go beyond managing the tasks and people and these leaders help people find a new meaning in what they do; energizing them to think beyond what they have been doing and encouraging them to discover their true potential. This voyage continues down the line.

An enquiring mind is constantly in quest of knowledge and feels restless in a closed environment. Hence we engage Wiproites in enhancing their skills and knowledge levels, through higher education and technical training to acquire new skills. This, coupled with leadership building program that we have initiated through life cycle leadership development programs have built strong leadership for the company.

Competency building

People Development in Wipro is not about programs. It is a way of life. As new employees join, they go through a carefully crafted induction program that sets them up for success in their careers. The participants go through an elaborate technical program depending on the streams they select. The technical skills are rounded off with behavioral skills and understanding of various processes. Most important, they learn how to breathe and live Wipro Values, how to choose instinctively what is right over what is wrong and act consistently according to it.

The induction program is only the end of the beginning. After that, there are many need based programs. There are programs to sharpen domain skills in Transportation, Manufacturing, etc, creating solution architects through solution readiness programs, project management programs including PMI to develop top class Project Managers, consulting capabilities through programs such as Power Consulting, Account Management Programs and customer leadership interface programs (CLIP). There are avenues for higher education including the mini-MBA programs and other longer post graduate programs in management education. Programs are offered at various classrooms both in India and overseas. Online courses like Campus Abroad and comprehensive courses such as Wipro Online Consulting Academy (WOCA) and Wipro Online Leadership Academy (WOLA) are available to onsite employees to learn at their own place at their own pace. These programs are backed by mentoring and contact sessions to create blended learning opportunities.

Leadership Lifecycle Training

Winning organizations go beyond this. They build leaders at every level. Thinking on these lines, we provide Leadership Lifecycle Training, which aims to provide the necessary skills at each stage of growth in Wipro, by mapping the competencies to specific roles so as to transform a local leader to a global leader. If it is the New Leaders Program for the first time managers, for the second rung leaders it is the Wipro Leaders Program. For business managers, it is the Business Leader Program and finally the Strategic Leaders Program takes care of the need of the top management. We have had the best programs going with best of the best of business schools such as the London Business School and the Wharton Business School and with the best of minds globally.

All this adds up to over 200,000 plus person days of training imparted to our employees in a year. A mammoth effort going into building technical, behavioral and leadership competencies. Competencies in turn translate into people capabilities that are needed to utilize the opportunities ahead.

Future always favors the prepared mind. The task of people development in Wipro is to keep our employees fully prepared to grasp the opportunities that lie ahead.

Does career begin only after engineering ends? Wipro decided that the development initiative can be more pro-active. In 1995, Wipro pioneered a bold initiative of targeting brilliant, fresh Science graduates who had somehow missed the engineering bus. And a unique program called WASE or Wipro Academy of Software Excellence was born. The program prepares these graduates to work with applications programming in a growing Software company like Wipro. WASE students have another great advantage. They imbibe Wipro’s culture of ethics right from the infancy of their careers.

Bringing value to WASE students, is a formal post graduate degree in computer science from India’s leading deemed university, Birla Institute of Technology & Science. This is a reflection of the success that Wipro has ensured for these students. In turn, each WASE student is an ambassador for Wipro, spreading its message of excellence in education and a culture of ethics.

People policies

Wipro’s People Policies are dynamic. They are always tuned to the changing environment. We have launched several initiatives to address the changing aspirations of our employees.

Career Mosaic takes care of people’s desire to have all round experience, to help them move up in the organization and helps keep their excitement high. It is a job rotation process aimed at development of business leaders by grooming quality professionals and providing them multiplicity of roles across Wipro. All representative roles have been classified under 3 distinct Career Streams - Project, Specialist and Functional. Career Mosaic maps the roles in different streams at different levels and helps an individual trace a career path. This also helps to address concerns of employees regarding career planning by providing more visibility to opportunities that exist across the organization. The emphasis is laid on continuous learning and development of competencies with a wider variety of assignments that will be made available.

Talent Review Planning is a very intense career and succession review program. This exercise, done annually at every business unit of Wipro, enables us to have a snapshot of managerial talent in the organization, Talent Review Planning inputs are used to enhance the leadership pipeline, retain key talent and build capability for future - identify development needs of talent across levels, Identify talent pipeline for critical roles in Delivery, Technical and Sales stream.

Creating Value for Customers

Creating value really starts with understanding the stakeholder need, and then going ahead to create a win for the stakeholder. We do the same for our customers. We prioritize focus and resource guided by this Value. This is the basis of making Innovation deliberate in the organization by emphasizing it at every level to enable all of us to deliver value to our stakeholders.

It was exactly 25 years ago that we started investing in R&D to develop a technology base in IT. Our efforts saw the launch of home-grown products for the first time, including India’s first mini computer and packaged software.

Lab on Hire was an idea that was born out of this effort and which later paved way for Offshore Development Centers. This was the model that made possible off shoring of Software Services, creating enormous value for our customers.

As we started providing Software Services to diverse global customers, we understood that customers are on one hand looking for a single Service Provider who can supply the full range of IT Services from BPO to IT Consulting and on the other hand they also wanted the Service Provider to know his business as well as he does.

Our attempt thereafter has been to continuously expand our service offerings and develop domain expertise. Wherever it made sense, we have taken the route of inorganic growth. For instance, we acquired Spectramind (now Wipro BPO) to add BPO services, and Nervewire to bring in high-end expertise in Financial Securities domain.

Our India, AsiaPac & Middle East IT business, which markets IT products and services, realized early on that customer would welcome one stop shop; for all his IT related needs instead of interacting with several vendors. Wipro lnfotech now supplies full range of IT hardware, system integration, hardware maintenance, application development and other professional services.

Our Consumer Care & Lighting division has taken the similar route for Baby products. Its portfolio now ranges from baby oil and baby soap to diapers.

Wipro Development Center at Electronics City, Bangalore - India

22

Wipro Development Center at Electronics City, Bangalore — India

While these are only a few instances of creating value for customers, the perpetual cycle of value creation at Wipro takes place through the Quality and Innovation engines. While Quality delivers value for money to the customer, Innovation strives for breakthroughs in value creation.

Glimpses of Quality for Customer

1. Project based customer satisfaction score at 4.37 on a scale of 5.

2. 92% projects delivered on schedule.

3. Defect rates of 140 ppm - on per million lines of code delivered to the client.

4. 99.9% of the calls closed in personal computer business closed within the customer set service norms.

Delivering value through Innovation

At Wipro, we view Innovation as yet another means to provide value to our stakeholders. It is one of the Values that we have articulated.

We launched the Innovation initiative in a structured way to provide this value to ourselves and to our customers. This initiative has resulted in a basket of solutions for each business unit and serves customers in a variety of ways. The Innovation initiative has well defined processes to identify, incubate, develop and market ideas.

The Innovation initiative focuses on innovative solutions that benefit our customers. Such innovative solutions either strategically fit into customer products, or a suite of components acting as rapid application building tools, thus giving time to market advantage to our customers, or niche solutions addressing a market for a particular domain, giving deep domain oriented solutions to our customers.

Here is a sample of solutions that touch the customers business in several ways.

Wipro’s Test Management and Automation solution for mobile devices – WITMAS
With ever increasing functionalities in mobile devices and the convergence of many applications and standards, along with the product life cycle getting shorter, we felt a need to provide a good quality readily available Test Cases for the service providers. Wipro’s Test Management and Automation solution - WITMAS provides the apt solution for service providers to validate the ever increasing number of new phones that are getting launched.

Witmas provides over 21,000 test cases for all the mobile application areas like Messaging, Multimedia, Connectivity, MMI (Standard Applications) and WAP. The test cases can be managed by test management system, which is also developed by Wipro. The management platform provides the customers with an easy way to manage both manual and automated test cases. The test cases are further automated for faster turn around times for service providers, by partnering with a leading automation engine in the embedded domain.

Our customers are benefited by the set of readily available validated and automated test cases in the application areas that helps them to get started quickly in their Testing journey. Wipro’s solution with all three components of test management, automation and test cases is of great value to our customers who haven’t invested on a Test Management system.

Radio Frequency Identification (RFID)

RFlD has been in use for the last two decades by several industries — especially the aeronautics and space industry. The technology has gained prominence in recent times due to several factors — one of the key ones being the compliance mandates from retail majors and the Department of Defence, FDA and other agencies. RFID is also gaining significant traction in the manufacturing industry worldwide.

RFlD is an emerging technology market. RFID solutions involve a mix of components including hardware, software and the domain expertise. For the same pain area the solutions that can be envisaged for two manufacturers may be very different. Thus the solution had to be modular which can be broken into pieces and yet based on the requirement can be assembled to demonstrate a solution that truly meets customer needs. We saw a clear opportunity to serve our customers in the RFID market in terms of technology and its applicability (to both closed and open loop applications).

We have built solutions in both the spaces that have enabled us to build business and technical capability. We have the ability and confidence to partner with prospects/customers to build and implement a sound RFlD strategy that would give tangible business benefits. Our solution is agnostic in terms of RFlD hardware and software. Our solution can plug and play easily with either proprietary systems or other enterprise software like SAP, Oracle etc. Our reusable components would reduce the time to deploy and also provide significant cost advantages to our customers.

Global Data Synchronization (GDS)

Sales lost each year due to supply chain inefficiencies are estimated to be $40 billion annually. GDS offering from Wipro has worked its way through retailers and manufacturers in greatly reducing their overheads in supply chain. Our customers were confident of posting savings to the tune of one million for every one billion by adapting to Wipro GDS strategy. The reduction in costs were spread across merchandising time, logistics cost reduction, shelf tag and scan errors reduction by 100s of hours, out of stock reduction by 24%. Both manufactures and retailers saw increase in speed to market, inventory reduction

Innovative Solutions

We consistently offer novel and superior solutions to satisfy the needs of the Customer.

Wipro Development Center at Reading, UK

improvement in warehouse deliverables, improvements in invoice reconciliation.

Wipro QuickStart

Wipro QuickStart is the ready-to-use templatized SAP solution for the Consumer Products Industry based on mySAP All-in-one Methodology. The Wipro QuickStart template addresses the specific needs of all the major functions of a Consumer Products company including those in financials, control, sales & distribution, materials management purchase & warehouse management, production planning, quality management and plant maintenance. Specifically focused on the small and medium Business segment, the Wipro QuickStart template leverages on Wipro’s domain knowledge and the Industry Best Practices from SAP. With more than 100 man months of effort gone into building the template, this feature-rich solution helps reduce the cycle time for implementation of SAP for the CPG industry by less than half.

Collaborative Manufacturing Framework (CME)

To be agile in a dynamic and disruptive business environment, it is increasingly becoming important for organizations to have access to information on realtime basis across the value chain of an enterprise. Thus IT is increasingly being mandated to deliver on the vision of Realtime Enterprise. To facilitate this vision we have developed a framework which we call as the CME. It is a framework for not just integrating IT applications but also integrating realtime systems at the shop floor with IT applications and thus helping our customers realize the vision of sensor to boardroom integration. We have used this framework to help one of our customers in Oil & Gas Industry to overcome the problem of data consistency and accuracy in his realtime systems at the refinery enabling informed decision making. We have also used this framework in Utilities and are now expanding this initiative to Metals and the CPG Industry.

Creating Value for Investors

Integrity

We deliver what we commit. With honesty, fairness, reliability and uprightness in whatever we do.

Our approach to shareholder value creation is simple. Deliver value for all other stakeholders — customers, employees and community — and shareholder value creation will be a natural outcome. The result is evident. Over the last 59 years of our existence, our Revenues have grown by a Compounded Annual Growth Rate (CAGR) of 21%; our profits have grown by a CAGR of 31% and our market capitalization has grown by a CAGR of 24%.

Our investors have seen value in this approach and have encouraged us to pursue it.

Integrity at the core

The simple truth is that all business revolves around Integrity. Integrity in the core of all thoughts and actions. As a broader idea, Integrity includes following the law of the land both in spirit and in letter; doing the right things and not just strive to pass the legal muster, delivering on commitment and claims, sharing information and upholding propriety. No regulatory or legal body can ever ensure Integrity and no act by itself can guarantee ethical behavior. It can only be addressed through effective leadership code that permeates the organization.

We have adopted a six-dimensional Governance framework that includes ethical business practice, ownership of corporate action, independence of board and auditors, treating business partners fairly and putting the stake holders’ interest first and foremost always.

We have a well articulated Code of Business Conduct and a robust Ombuds Process to address the ethical dilemmas we may face.

Ombuds Process

Actions should demonstrate the intent. We have put in place systems and processes to ensure that the culture of integrity embeds deeper into the organization. We believe that this would happen with constant dialogue with Wiproites. Our Ombuds Process is one of the ways to encourage the dialogue. Wiproites can raise their concerns with full confidence that the concerns will be addressed. It provides an avenue to those who are in an ethical dilemma, to discuss that dilemma, or to bring a failure to comply to the notice of Wipro Ombuds Person.

In Wipro, ownership goes hand-in-hand with authority for all key management positions to ensure management ownership of corporate actions. The CEO/CFO certification has been a formal process right from the bottom of the pyramids. To reduce chances of individual errors of judgment in key business restructuring decisions and acquisitions, we have devised a democratic approach where a committee of Wipro leaders evaluates all proposals. There is an ongoing balancing of entrepreneurship thrust for which Wipro is known and is accompanied with vigilant management monitoring. In 2002, when we voluntarily started complying with Sarbanes Oxley 302 certification, we were amongst the first.

Even as we built a strong internal audit system, the first Indian Internal Audit Function to be ISO 9002 certified, we set up an independent Audit Committee of the board in 1986, probably among the first in India to do so. The Audit Committee is made up entirely of independent directors and the external auditors/internal auditors report directly to Audit Committee. Today, the majority of our board is constituted by independent directors, who are among the best business leaders in the world. In 2002 the Wipro Internal Audit Function became the first Indian Internal Audit Function to win the International Award from Institute of Internal Auditors, USA. In 2004, we were recognized by the National Award for Excellence in Corporate Governance by the Institution of Company Secretaries of India.

The Investor Relations Function which acts as the primary interface for all investor interactions & information-exchange, won the Alexander Gold Award for Excellence in Investor Relations in 1998 and in 1999. When we published the Corporate Governance report, we were among the first to voluntarily publish such a report. In 2001, we were among the first Indian Companies to voluntarily publish MD&A under Indian GAAP. In 2003, we were awarded the Golden Peacock Award for Corporate Governance. In 2004 we were ranked No. 1 by Institutional Investors Survey in Investor Relations and Corporate Governance.

We were awarded the SVGA 1 (highest) rating by ICRA (an Associate of Moody’s in India) on Shareholder Value Creation & Governance. The rating uses Treatment of Business Partners as one of the key criteria and a vindication that we have put the stakeholders’ interests first. There is an organizational code of conduct on insider trading, the compensation committee of Board is made up entirely of independent directors, the disclosure of related party transaction is mandatorily published in the Annual Report and the Company Secretarial Function acts as single channel to receive and resolve shareholders queries. Its performance is tracked as part of quarterly financials.

This Governance framework has ensured that every aspect of our work can measure up to the yardstick of propriety. For instance, we have consciously tried to make our business operations more environmentally sustainable by using as little of natural resources as possible.

Wipro’s Experience of Sustainable Living

Wipro Technologies was the First Software Services business to be awarded ISO 1400 1 certification way back in 2000. Our efforts at sustainable living have so far focused on water conservation, energy conservation and waste management.

We have set aggressive targets to manage the above three parameters. We have initiated and implemented a number of measures towards achieving our set targets. A sample of results:

Water conservation achieved a 53% reduction in consumption in 2004-05 compared to the previous year. Energy achieved a 5% reduction year on year. Waste management evolved a robust waste handling and disposal process.

We believe that the challenge of sustainable living is never ending and there is scope for continuous improvement using emerging technologies. Plans for improving our rain water harvesting system, setting up of a captive power plant and a biogas plant using waste are in various stages of implementation.

Transparency with stakeholders

The guiding principle for us has been – share not only what is required bylaw, but also whatever is important for stakeholders to know. To ensure that we serve the interests of our stakeholders by disclosing relevant information within a specific time frame, we have in place a Disclosure Committee that monitors the information flow within and outside the organization and a Corporate Controllership Organization that constantly benchmarks with Global Reporting Standards. This ensures that all our stakeholders have complete information on how we are conducting the business.

In 1985, Wipro became the first Indian corporate to present Segment-wise & Consolidated Results, years before it became a regulatory requirement.

Value for Money

Delivering higher Value to the Customer through continuous improvement in quality, cost and speed.

Delivering on commitment

Perhaps what builds trust with the stakeholders the most is delivering on commitment. We believe that we must constantly deliver Value for what the Customer pays. The Customer must always feel that he or she gets continuous improvement in quality, cost and delivery of our products and services rendered.

For instance, Wipro’s claim that the lamp life of our GLS incandescent lamp is 30% higher than the BIS specified limit, must be met unambiguously, for the customers to trust the company. Similarly, a commitment to the employees, that the company would be fair in assessing their performance, has to live up to their actual experience for them to trust the organisation.

Extending our values to business associates

When we speak of practicing values, it is not only by Wipro alone but also by all its business associates who contribute in its operations. Our stakeholders do not distinguish between Wipro and our business associates as far as reposing trust on Wipro is concerned, and therefore it is incumbent on us that this trust is not short-changed.

At Wipro we spend as much effort and time on ensuring that our business associates have a similar sense of what is right as we do. With a clear perception that if any one of them fails, it is the failure of the company. The Wipro Code of Business Conduct is equally applicable to our business associates.

In India, we have a strong partner network for IT service delivery. We ensure that we build a relationship based on shared values with our business partners to create a win for our customers.

Value in teaming at wipro

Epilogue

We believe that our 40,000 plus-strong team will be the torch bearers of this culture in the society they live. We believe that our culture of ethics and integrity will go beyond the boundaries of our offices, to the friends and families of our employees, their acquaintances, our vendors, partners, any one who is touched by us. This is, perhaps our most significant contribution. A small step towards creating a wider group which will standup to its values and make this world a better place to live in.

As we grow quickly, there will be a challenge of scale at three levels. One, to ensure that Wiproites and our associates practice the Values to maintain the trust reposed on us by our stakeholders. Two, to continuously help develop our people as the organization doubles in size every few years. Three, to continuously adapt our values to the environment and make it relevant while remaining strong at the core.

At another level, there is the challenge of sustaining the rapid growth rate year after year. For this, we will need to constantly develop newer services, upgrade skill-sets and reinvent our business model to ensure that it creates value for our customers. Our Quality and Innovation engines must continue to work effectively to create incremental as well as breakthrough value for our customers.

Lastly, the transformation of the education system would continue to challenge us as we constantly improve our understanding of how such large systems change.

We are acutely aware that as we grapple with these challenges, our understanding of the essence of business itself will continue to change. But our quest for creating a business with a soul will remain steadfast in the years ahead.

Our efforts at practicing values and creating value for our stakeholders are a never ending journey. In this journey to build a great organization, we have but taken the first few steps. And we know the next steps will be as challenging as the journey so far. And just as fulfilling. This is Wipro’s journey into the soul of its business........

WIPRO LIMITED

DIRECTORS’ REPORT

Dear Shareholders,

The Directors present the Annual Report together with the audited Balance Sheet and Profit and Loss Account of Wipro Limited for the year ended March 31, 2005.

PERFORMANCE OF THE COMPANY

Your Company’s performance during 2004-05 is summarised below:

Financial Results

	(Rs. in Million)
	2005	2004

Sales and other income (net of excise duty)	73,267	52,597
Profit before tax	17,570	10,823
Provision for tax	2,622	1,674
Profit after tax	14,948	9,149
Appropriations :
Proposed dividend on equity shares	3,518	6,750
Corporate Tax on distributed dividend	493	865
Transfer to General Reserve	10,937	1,534

Sales of the Company for the year ended March 31, 2005 were Rs. 73,267 millions up by 39% and Profit after Tax was Rs.14,948 millions increased by 63% over the previous year. Over the last 10 years, the sales have grown at an average annual rate of 25% and Profit after Tax at 47%. The Company’s earnings in Foreign Exchange stood at Rs.53,736 millions and have registered a growth of 40% compared to the previous year.

Financial Results-Consolidated

	(Rs. in Million)
	2005	2004

Sales and other income (net of excise duty)	82,550	59,716
Profit before tax	18,948	12,032
Provision for tax	2,750	1,681
Profit for the year before minority interest/equity in losses of affiliates	16,198	10,351
Minority interest and equity in earnings/(losses) of affiliates	87.00	(37)
Profit for the period	16,285	10,315

Dividend

The Directors recommend a final dividend of Rs. 5 per equity share of Rs. 2/- each to be appropriated from the profits of the year 2004-05 subject to the approval by the shareholders at the ensuing Annual General Meeting. After the approval of the shareholders at the ensuing Annual General Meeting, the dividend will be paid in line with the applicable regulations.

In terms of the provisions of Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001, an amount of Rs. 8,180/- of unpaid/unclaimed dividends was transferred during the year to the Investor Education and Protection Fund.

WIPRO LIMITED

Issue of Bonus equity shares/American Depository Shares

Pursuant to the approval of the shareholders at the last Annual General Meeting held on June 11, 2004, the Company had allotted Bonus equity shares of Rs. 2/- each in the ratio of 2:1 (two bonus shares for every one share held) to the shareholders of the Company who were on the Register of Members of the Company as at closing hours of June 28, 2004, being the Record Date fixed by the Board of the Directors of the Company for this purpose.

Re-appointment of Directors

The Board of Directors at their meeting held on January 21, 2005 re-appointed Mr. Azim H. Premji as Chairman and Managing Director of the Company (designated as “Chairman”) for a further period of two years and seven months with effect from December 31, 2004. This appointment is subject to the approval of the shareholders at the ensuing Annual General Meeting.

In compliance with the provisions of Section 302 of the Companies Act, 1956, the Company had circulated an abstract of the terms and conditions of the said re-appointment to the shareholders on January 25, 2005.

Articles of Association of the Company provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these retiring directors must retire from office at each Annual General Meeting of the shareholders. A retiring director is eligible for re-election.

As per the provisions of the Articles of Association of the Company, Prof. Eisuke Sakakibara and Dr Ashok S Ganguly, retire by rotation and being eligible offer themselves for re-appointment at this Annual General Meeting.

Statutory Auditors

Pursuant to the recommendation of the Audit Committee at their meeting held on April 20, 2005 for appointment of M/s. BSR & Co. as the Statutory Auditors of the Company for the financial year 2005-06 to hold office till the conclusion of the next Annual General Meeting of the Company scheduled to be held in 2006, the Board of Directors have, at their meeting held on April 22, 2005, approved the appointment of M/s. BSR & Co. as the Statutory Auditors of the Company for the financial year 2005-06 and to hold office till the conclusion of the next Annual General Meeting scheduled to be held in 2006. This is subject to the approval of the shareholders of the Company scheduled to be held on July 21, 2005.

The existing Statutory Auditors M/s. N.M. Raiji & Co., shall retire at the conclusion of the ensuing Annual General Meeting scheduled to be held on July 21, 2005 and do not intend to seek re-election at the ensuing Annual General Meeting. The retiring auditors have informed the Company that they have no representation to make for notification to the members of the Company in terms of Section 190 of the Companies Act, 1956.

The Board of Directors records its deepest sense of appreciation over long years of fruitful association with M/s N M Raiji & Co. as the statutory auditors of the Company since incorporation of the Company.

Cost Auditor

Pursuant to directions from the Department of Company Affairs for appointment of Cost Auditors, your Company has appointed M/s. P.D. Dani & Co. as the Cost Auditor for the year ended March 31, 2006 for the Soaps and Vanaspati business.

Disclosure of Particulars under Section 217(1)(e) of the Companies Act, 1956

Energy conservation is a consistent focus area for Wipro both from a cost control and a social responsibility perspective. Strict control and monitoring of usage and maintaining quality standards resulted in efficient power consumption.

Information as required under Section 217(1)(e) of the Companies Act, 1956, read with Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 is given in the Annexure ‘A’ forming part of this report.

Technology Absorption, Research & Development and Innovation

The Company’s Research & Development investments are directed towards enabling technologies and solutions that have broad applications across different business units and verticals. Such investments are on a multi year plan that will see in-depth solutions, frameworks and applications in identified areas.

Two key Research & Development initiatives undertaken are Centers of Excellence (CoE) and Innovation Initiative. Primary objective of CoE is to develop competency and create differentiator to address market potential. CoE also serve as a fertile ground for idea generations which are incubated by Innovation Initiative. Innovation Initiative identifies and incubates new ideas through different stages, closely monitoring and aligning the projects to the business opportunities.

WIPRO LIMITED

Your Company has invested in about 38 CoEs. A total of 75 person years of efforts have been invested in year 2004-05 with dedicated and leveraged set of resources. Attributable revenue of $ 30 M is realised from CoE operations for the same financial year. For the financial year 2004-05, Innovation Initiative realised a revenue $ 20 M.

Your Company has also invested in building competencies in Wireless domain like Global Standards for Mobile (GSM), Code Device Multiple Access (CDMA) and General Packet Radio Service (GPRS). We have developed solution frameworks for verification and validation for wireless products. Investment in Mobile Handset space has resulted in a solution framework that spans the entire spectrum of handset development. Wireless expertise includes Wireless LAN (IEEE 802.11 and its extension) and Ultra Wide Band (UWB), Signal Processing Algorithms for Wireless communication protocol, Hardware implementation of Signal Processing Algorithms etc. Your Company has invested in building components like GigE Mac Core, Ethernet software solution (802.1 series), and Residential Gateway solutions for Customer Premise Equipment (CPE).

Your Company continues to focus on building ready made solution that provides majority of the software components needed to build a hands free telephony product. The solution is standards based implementation that seamlessly integrates with Bluetooth, Voice Recognition, Acoustic echo cancellation and Noise suppression.

We focus on understanding the impact of SNIA SMI-S (Storage Management Initiative) standard on storage management products. We build SMI-S reference implementations using open source infrastructure like Pegasus software. These reference implementations form part of building larger solutions in Storage converters space.

On the Enterprise Services front, your Company has invested in CoE to build expertise in wide array of standard and emerging tools in achieving Service Oriented Architecture (SOA). Our expertise spans across standards from various standard bodies like W3C, OASIS, WS-I, Liberty, IETF and JCP. Key standards are Choreography standards (CDL4WS), Orchestration standards (BPEL4WS), Reliability and Security standards. Our expertise spans across tools in this area like Webmethods, IBM, SUN, Microsoft, BEAConfluent, Collaxa, Amberpoint, Itelix, Actional.

Business Intelligence and Data warehousing CoE has developed expertise in Data warehousing tools and has developed reusable templates and frameworks. ATL Tools, Data migration techniques, Data Quality assurance, data profiling, Real Time Data warehousing, Business Activity Monitoring (BAM), Enterprise Information Integration (EII), OLAP and Reporting, Data mining are some of the key focus areas on technology front. On the functional front, the CoE has built expertise in areas such as Analytic Customer Relationship Management, Supply chain intelligence and Corporate Performance Management.

Enterprise Portal – The CoE focuses on latest versions of the portal technologies and generate a library of re-usable assets. This includes standard portlets, components, algorithms and implementation best practices. These artifacts not only facilitate rapid development (thus reducing the effort involved) but also ensure the highest standards in the quality of deliverables. Our Rapid Enterprise Portal Framework (REPF) is a cutting edge technology framework for portals and is designed based on the years of research done on the technology trends of the portals market.

Mobility Platform CoE act as the unified front for mobile technology areas like wireless PAN, LAN and WAN, Cellular and handheld devices, mobile operating systems and application / UI frameworks, end-to-end RFID solutions, Location Based Services, Telematics etc.

Innovation Initiative

Innovation is one of the 9 attributes on which the World’s most admired company ranking is based (source Fortune, March 7, 2005). Your Company’s innovation initiative in a systemic way is in 4th year of operation. Innovation Initiative has well defined processes to Identify, Incubate, Develop and Market the Ideas. Your Company focuses on three types of ideas.

High IP Solutions are solutions with high Intellectual Property (IP) content, which can be strategically fitted to products, thus giving the time to market advantage for product companies. We have semi conductor IPs like Wireless LAN, IEEE 1394 which are High IP solutions.

Medium IP solutions are suite of components that act as rapid application building tools. Repeatability, re-use are primary drivers in identifying solutions that constitute Medium IPs. They are often generic software stacks that can be plugged into a bigger solution. Business Process Management frameworks such as Flow-briX, Self Service Framework such as i-Desk are examples of medium IP solutions.

Low IPs or point solutions are generally niche solutions with less solution turn-around time. These solutions could be Business frameworks, technology frameworks, niche solutions addressing a market for a particular domain and as such. The Low IP initiative will help make the Innovation initiative inclusive. Retail solutions like Global Data synchronization, Sarbanes Oxley Compliance (SOX) consultancy framework are Low IP solutions catering to specific domain and practice and technology.

WIPRO LIMITED

The innovation initiative has resulted in basket of solutions that are aligned to different verticals of the Company. The different solutions that can be represented in this basket are given below.

Enterprise Solutions	Banking, Finance and	Telecom	Embedded and Product
	Systems Integration		Engineering Solutions

Global Data synchronization	Sarbanes Oxley compliance solution	Advanced Telecom Computing Architecture (ATCA) solution	Mobile Test Solutions Linux Solutions Storage Simulators

Reverse Logistics Solution	Risk Management	Order Management Solution	VOIP Solutions 1EEE 1394 solutions

Internet booking engine	Asset management	Mobile workforce solution	Ultra Wide Band (UWB)

Gas Distribution solution (Pioneer)	Underwriting Transformation solutions	Sarbanes Oxley compliance solution	solutions Ethernet MAC solution Wireless LAN

Customer analytics	Managed security services	BPM & Flow-briX	Hands Free Telephony Video Over Wireless solution

Contract management	DB Migration solutions	i-Desk	Set Top Box Solution H.264 Compression solutions

FDA validation	Platform migration solution

Clinical Data management	BPM & Flow-briX

Global radiology solutions	i-Desk

Flow-briX & BPM

RFID solution

The total expenditure for R&D last year has been Rs. 296 million including capital expenditure of Rs.22 million.

Foreign Exchange Earnings and Outgoings

The foreign exchange earnings of the Company during the year were Rs. 53,736 million while the outgoings were Rs. 36,549 million (including materials imported).

Wipro Employee Stock Option Plans (WESOP)

Disclosures in compliance with Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, are provided in the Annexure ‘B’ forming part of this report.

Personnel

Information as per Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 is given in the Annexure ‘C’ forming part of this report.

Report on Corporate Governance

Your Company has been practicing the principles of good corporate governance over the years and it is an ongoing process. A detailed report on Corporate Governance is given at page No.46 of the Annual Report as Annexure ‘D’.

Certificate of the Statutory Auditors of the Company regarding compliance with the conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement with Indian Stock Exchanges is also given in the detailed report on Corporate Governance.

Subsidiary Companies

Pursuant to the exemption granted by the Department of Company Affairs, Government of India, vide letter No.47/34/2005-CL-III dated March 2, 2005, the Company undertakes that annual accounts of the subsidiary companies and the related detailed information for the year ended March 31, 2005 will be made available to Wipro Limited’s investors and subsidiary company’s investors seeking such information at any point of time. The annual accounts of the subsidiary companies are also kept for inspection by any investor at the registered office of the Company. The statements required pursuant to the above referred approval letter is disclosed as part of the Notes to Consolidated Accounts of the Company at Sl.No. 19.

WIPRO LIMITED

Directors Responsibility Statement

As required under Section 217 (2AA) of the Companies Act, 1956, it is hereby stated that:

a)	in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

b)	we have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give true and fair view of the state of affairs of the Company at the end of the financial year and of the profits of the Company for that period;

c)	we have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

d)	we have prepared the annual accounts on a going concern basis.

Acknowledgements and Appreciation

The Directors take this opportunity to thank Company’s customers, shareholders, suppliers, bankers, financial institutions and Central & State Governments for their consistent support to the Company. The Directors also wish to place on record their appreciation to employees at all levels for their hard work, dedication and commitment. The enthusiasm and unstinting efforts of the employees have enabled the Company to remain at the top of the industry despite increased competition.

On behalf of the Board

Azim H. Premji
Bangalore, April 22, 2005	Chairman

WIPRO LIMITED

ANNEXURE — ‘A’ FORMING PART OF THE DIRECTORS’ REPORT

FORM A

DISCLOSURE OF PARTICULARS WITH RESPECT

TO CONSERVATION OF ENERGY

A. DISCLOSURE OF PARTICULARS WITH RESPECT

TO CONSERVATION OF ENERGY

				2004-2005	2003-2004
1		Electricity
	a.	Purchased
		Unit	KWH	8,913,708	8,470,899
		Total amount	Rs.	36,079,941	35,298,553
		Rate/Unit	Rs.	4.05	4.17
	b.	Own generation
		Through diesel generator
		Unit	KWH	158,651	135,196
		Unit/litre of diesel	Units	2.42	1.97
		Cost per unit	Rs.	26.59	9.09
2		Coal (including coconut shells)
		Quantity	Tonnes	7,027	6,563
		Total cost	Rs.	15,146,938	12,212,542
		Average rate	Rs.	2,155.46	1,860.76
3		Furnace oil
		Quantity — LDO	Ltrs.	634,653	589,797
		Total cost	Rs.	9,440,563	8,253,738
		Average rate	Rs.	14.88	13.99
4		Furnace oil
		Quantity — HSD	Ltrs.	635,819	547,895
		Total cost	Rs.	9,018,016	6,613,482
		Average rate	Rs.	14.18	12.07
5		LPG
		Quantity kgs	kgs.	555,877	507,894
		Total cost	Rs.	11,959,499	9,636,616
		Average rate	Rs.	21.51	18.97

B. CONSUMPTION PER UNIT PRODUCTION

	Electricity	Liquid diesel oil	Coal
Vanaspati	(KWH/Tonne)	(Litres/Tonne)	(Tonnes/Tonne)

2004-05	120.02	—	15.29
2003-04	119.92	16.12	0.15

WIPRO LIMITED

ANNEXURE — ‘B’ FORMING PART OF THE DIRECTORS’ REPORT

Disclosures in compliance with Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, are set below. The figures have been adjusted to reflect the issue of bonus shares in the ratio of 2:1 during June 2004.

Sl. No.	Description		WESOP 1999	WESOP 2000

1.	Total number of options under the Plan		15,000,000 (Adjusted for the issue of bonus shares in the ratio of 2:1 approved in June 2004; Pre-Bonus : 5,000,000)	75,000,000 (Adjusted for the issue of bonus shares in the ratio of 2:1 approved in June 2004; Pre-Bonus : 25,000,000)

2.	Options granted during the year		—	—

3.	Pricing formula		Fair Market Value i.e., the market price as defined by Securities and Exchange Board of India from time to time.	Fair Market Value i.e., the market price as defined by Securities and Exchange Board of India from time to time.

4.	Options vested (as of March 31, 2005)		4,955,703	12,379,249

5.	Options exercised during the year		3,071,615	1,558,415

6.	Total number of shares arising as a result of exercise of option (till March 31, 2005)		4,243,097	1,569,950

7.	Options lapsed during the year *		338,299	1,462,791

8.	Variation of terms of options		—	—

9.	Money realised by exercise of options during the year		Rs. 1,373,236,853	Rs. 815,065,104

10.	Total number of options in force at the end of the year		6,445,537	19,617,271

11.	Employee wise details of options granted to:

	i.	Senior Management during the year	Nil	Nil

	ii.	Employees holding 5% or more of the total number of options granted during the year	Nil	Nil

	iii.	Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	Nil	Nil

WIPRO LIMITED

12.	Diluted Earnings Per Share pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20		Rs. 21.29

13.	Where the Company has calculated the employee compensation cost using the intrinsic value of the stock options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised if it had used the fair value of the options. The impact of this difference on profits and on EPS of the Company.		Not applicable as these pertain to Options granted before June 30, 2003.

14.	Weighted average exercise prices and weighted average fair values of options separately for options whose exercise either equals or exceeds or is less than the market price of the stock.		Not applicable as these pertain to Options granted before June 30, 2003

15.	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information :		Not applicable as these pertain to Options granted before June 30, 2003

	a.	risk free interest rate

	b.	expected life

	c.	expected volatility

	d.	expected dividends and

	e.	the price of the underlying share in market at the time of option grant

*	As per the Plan, options lapse only on termination of the Plan. If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased shares, which were subject thereto, shall become available for future grant or sale under the Plan.

ADS 2000 Stock Option Plan

Sl. No.	Description	ADS 2000 Stock Option Plan
1.	Total number of options under the Plan	4,500,000 ADS representing 4,500,000 underlying equity shares (Adjusted for the stock dividend in the ratio of 2:1 approved in June 2004) (Pre-bonus; 1,500,000)
2.	Options granted during the year	—
3.	Pricing formula	Exercise price being not less than 90% of the fair market value on the date of grant.
4.	Options vested (as of March 31, 2005)	872,128
5.	Options exercised during the year	663,036
6.	Total number of shares arising as a result of exercise of options (till March 31, 2005)	800,925

WIPRO LIMITED

Sl. No.	Description		ADS 2000 Stock Option Plan

7.	Options lapsed during the year *		30,000

8.	Variation of terms of options		—

9.	Money realised by exercise of options		$8,361,246

10.	Total number of options in force		1,217,625

11.	Employee wise details of options granted to :

	i.	Senior Management during the year	Nil

	ii.	Employees holding 5% or more of the total number of options granted during the year	Nil

	iii.	Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	Nil

12.	Diluted Earnings Per Share pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20		Rs. 21.29

13.	Where the Company has calculated the employee compensation cost using the intrinsic value of the stock options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised if it had used the fair value of the options. The impact of this difference on profits and on EPS of the Company.		Not applicable as these pertain to Options granted prior to June 30, 2003

14.	Weighted average exercise prices and weighted average fair values of options separately for options whose exercise either equals or exceeds or is less than the market price of the stock.		Not applicable as these pertain to Options granted prior to June 30, 2003

15.	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information :		Not applicable as these pertain to Options granted prior to June 30, 2003

	a.	risk free interest rate

	b.	expected life

	c.	expected volatility

	d.	expected dividends and

	e.	the price of the underlying share in market at the time of option grant

*	As per the Plan, options lapse only on termination of the Plan. If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased shares, which were subject thereto, shall become available for future grant or sale under the Plan.

WIPRO LIMITED

Restricted Stock Units (RSUs)

Sl. No.		Description	Wipro Employee Restricted Stock	ADS Restricted Stock
			Unit Plan 2004	Unit Plan 2004

1.		Total number of RSUs under the Plan	6,000,000 (Adjusted for the issue of bonus shares in the ratio of 2:1 approved in June 2004; Pre-Bonus : 2,000,000)	6,000,000 (Adjusted for the issue of bonus shares in the ratio of 2:1 approved in June 2004; Pre-Bonus : 2,000,000)

2.		RSUs granted during the year	4,896,298	791,800

3.		Pricing formula	As determined by the Administrator and such price being not less than the face value of the share	As determined by the Administrator and such price being not less than the face value of the share

4.		RSUs vested (as of March 31, 2005)	—	—

5.		RSUs exercised during the year	—	—

6.		Total number of shares arising as a result of exercise of option (as of March 31, 2005)	—	—

7.		RSUs lapsed *	136,470	23,750

8.		Variation of terms of options	—	—

9.		Money realised by exercise of options during the year	—	—

10.		Total number of options in force at the end of the year	4,759,828	768,050

11.		Employee wise details of RSUs granted to :

	i.	Senior Management during the year

		Vivek Paul		75,000
		Pratik Kumar	12,000
		Suresh C. Senapaty	12,000
		Suresh Vaswani	14,000
		Vineet Agrawal	12,000
		Ranjan Acharya	10,000
		Sudip Banerjee	14,000
		Tamal Das Gupta	8,000
		Girish S. Paranjpe	14,000
		A.L. Rao	14,000
		Ramesh Emani	14,000
		Anurag Behar	10,000

	ii.	Employees holding 5% or more of the total number of RSUs granted during the year	Nil	75,000

WIPRO LIMITED

Sl. No			Wipro Employee Restricted Stock	ADS Restricted Stock
	Description		Unit Plan 2004	Unit Plan 2004

	iii.	Identified employees who were granted RSU, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	Nil	Nil

12.	Diluted Earnings Per Share pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20		Rs. 21.29	Rs. 21.29

13.	Where the Company has calculated the employee compensation cost using the intrinsic value of the stock options, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised if it had used the fair value of the options. The impact of this difference on profits and on EPS of the Company.		Exercise price — Rs. 2 per RSU Fair value — Rs. 600.78 per RSU	Exercize price $ equivalent (of about 0.04) to Rs. 2 per share Fair value $ equivalent 19.04 to Rs. 871.68 per ADS RSU

14.	Weighted average exercise prices and weighted average fair values of options separately for options whose exercise either equals or exceeds or is less than the market price of the stock.		Exercise price — Rs. 2 per RSU Fair value — Rs. 600.78 per RSU	Exercize price $ equivalent (of about 0.04) to Rs. 2 per share Fair value $ equivalent 19.04 to Rs. 871.68 per ADS RSU

15.	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information :		Since these options have been granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value of the options.	Since these options have been granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value of the options.

	a.	risk free interest rate

	b.	expected life

	c.	expected volatility

	d.	expected dividends and

	e.	the price of the underlying share in market at the time of option grant

*	As per the Plan, RSUs lapse only on termination of the Plan. If an RSU expires or becomes unexercisable without having been exercised in full, the unpurchased shares, which were subject thereto, shall become available for future grant or sale under the Plan.

WIPRO LIMITED

ANNEXURE ‘C’

Particulars of Employees forming part of the Directors’ Report for the year ended March 31, 2005
Information pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

					Date of	Total
			Remuneration		Employment	Experience		Last
Sr. No.	Name	Designation	(Rs.)	Qualification	(DOJ)	(in Yrs)	Age	Employment

1	Dr. A L Rao	President — Telecom Solutions, Wipro Technologies	6,685,525	BSc, MSc, PhD	14-Aug-80	31	56	ECIL
2	Alex G Manappurathu	General Manager — Consumer Electronics, Wipro Technologies	2,473,054	BTech, MTech	18-Jan-86	19	43	First Employment
3	Anand Padmanabhan	Vice President — TIS, Wipro Infotech	3,400,895	BE, MBA	2-May-94	17	39	Almoayed Data Group
4	Anand Sankaran	Vice President — TOS, Wipro Infotech	3,422,388	BE	26-Jun-89	16	37	Pertech Computers
5	Anil Chugh	Vice President — Sales, Wipro Consumer Care & Lighting	2,652,787	BE, MMS	19-Apr-99	15	41	Gillette
6	Anil K Jain	Vice President — Personal Computing Divn., Wipro Infotech	2,891,630	BE, MBA	10-Apr-89	17	41	ORG Systems
7	Anurag Mehrotra	General Manager — Enterprise Vertical, Wipro Infotech	2,835,230	BE	2-Jan-01	19	42	Informix International
8	Anurag Seth	General Manager — TMTS, Wipro Technologies	2,453,557	BE	3-May-90	15	38	First Employment
9	Azim H Premji	Chairman — Wipro Limited	24,571,492	Gen.Engg. (Stanford)	17-Aug-66	38	59	—
10	Badiga L K	Chief Executive — Talent Transformation & Staffing, Wipro Technologies	4,924,022	BE, MTech	29-Oct-90	26	50	Alghmin Communication Services, Kuwait
11	Balakrishnan V	Vice President — Finance, Wipro Technologies	5,270,691	B Com, AICWA, ACS	19-Feb-92	20	45	Larsen & Toubro Ltd.
12	Balasubramanian N S	Vice President — Manfacturing Vertical, Wipro Technologies	3,300,103	BE, PGDM	12-Apr-89	16	39	First Employment
13	Bhanumurthy B M	Vertical Head — Retail, Wipro Technologies	3,611,171	BTech, PGDM	3-Sep-92	17	41	CMC
14	Bijay Kumar Sahoo	Vice President — Talent Engagement & Development, Wipro Technologies	4,769,383	BA, MA (PM & LW), CAIIB-I	2-Jun-00	17	38	Pricewaterhouse Coopers
15	Chandar N	General Manager — TIS Group, Wipro Technologies	2,499,601	MSc	2-Apr-90	25	48	Modi Xerox Ltd.
16	Chandramouli E R	Global Delivery Head — Utilities, Wipro Technologies	2,514,080	BE	4-Feb-91	24	47	ICIM
17	Dr. Chandrashekar Dharuman	Vice President — Optical Network, Wipro Technologies	3,135,315	MSc, PhD	14-Jul-99	15	42	CMC
18	Deepak Jain	General Manager — MIT & Business Head, Wipro Infotech	3,146,717	BE	21-Mar-86	18	41	Raba Contel Pvt. Ltd.
19	Divakaran M	Chief Executive — E-Enabling & CTO, Wipro Technologies	4,686,937	BSc	10-Mar-81	32	56	ECIL
20	Dr.Anurag Srivastava	General Manager-Consulting, Wipro Infotech	3,461,479	BTech, MTech, PhD	15-Dec-00	14	38	eVizeion
21	Gangadharaiah C P	Vice President — Interops, Wipro Technologies	3,013,365	BE, ME, MS	16-Feb-95	28	52	ITI
22	Girish S Paranjpe	President — Finance Solutions, Wipro Technologies	6,541,985	B Com, ICWA, ACA	23-Jul-90	21	47	Wimco Ltd.
23	Harish Shah	Vice President & Corporate Controller, Wipro Limited	2,709,594	B Com, AICWA	18-Feb-91	27	47	National Textile Corporation (M N Ltd.)
24	Ishwar B Hemrajani	Chief Executive — Talent Transformation, Knowledge Mgmt. & Staffing Productivity, Wipro Infotech	3,797,334	BE, MTech, PG Diploma	21-May-92	20	45	Modi Xerox Ltd.
25	Jagdish Ramaswamy	Vice President — Mission : Quality, Wipro Limited	2,703,122	BE, PGD in SQC	28-Feb-03	20	41	TYCO Health Care
26	Jayashree Joglekar	Chief Operating Officer — Securities Solutions, Wipro Technologies	2,458,223	BE, MS	1-Aug-00	24	48	Persistent Sys Ltd
27	Krishnamurthy B	Vice President — Tele & Inter Group, Wipro Technologies	2,653,969	MSc, MTech, PGDM	16-Oct-97	19	46	C DOT
28	Kumar Chander	Vice President — Marketing, Wipro Consumer Care & Lighting	2,719,819	BA, PGDM	1-Oct-92	15	37	Brooke Bond India
29	Kurien T K	Chief Executive — Business Optimization Shared Services, Wipro Technologies	6,020,471	BE, C A	11-Feb-00	23	45	Wipro Net Limited
30	Madhavan S	General Manager — Solution Definition, Wipro Technologies	2,971,511	BSc, BTech	15-Sep-94	18	41	CMC
31	Manohar Arcot	General Manager — CHRD, Wipro Limited	2,557,372	MBA	2-Jan-04	16	42	ABCL Ltd.
32	Manoj Punja	Vice President — TMTS, Wipro Technologies	4,118,652	BE, MBA	1-Aug-91	20	43	ORG Systems
33	Mohan Rao S	Vice President — Infrastructure & Operations, Wipro Technologies	2,879,883	BE, PGDM	16-Nov-88	30	51	Shriram Honda
34	Muralikrishnan S	General Manager — Mobile Devices & Applications, Wipro Technologies	2,561,985	BE	1-Aug-91	17	41	Keonics Magnavision
35	Mythily Ramesh	Vice President — Business Development, Marketing & Innovation, Wipro Infotech	3,113,642	BE, MBA	29-Apr-88	16	40	First Employment
36	Nagamani Murthy	Vice President — VNGN, Wipro Technologies	3,222,615	BE	1-Jul-91	20	44	Texas Instruments
37	Padmanabhan V S	Vice President — Finance & Accounts, Wipro Infotech	2,907,131	BCom, ACA	9-Nov-94	28	52	Union Carbide
38	Prasad V Bhatt	General Manager — VLSI/System Design, Wipro Technologies	2,884,048	BE, MTech	2-Mar-89	16	40	ORG Systems
39	Prasanna G.K.	Vice President — Technology Infrastructure Service, Wipro Technologies	4,310,625	BTech, PGDiploma	2-Dec-99	21	45	Microland
40	Pratik Kumar	Corporate Vice President — HR, Wipro Limited	4,891,325	BA, MBA	4-Nov-91	17	39	TVS Electronics Ltd.
41	Rajat Mathur	Vice President — International Operations & BSD, Wipro Infotech	2,829,330	BE, MBA	15-Nov-85	19	44	Horizon Mktg. & Serv.
42	Rajeev V S	General Manager — BOSS, Wipro Technologies	2,600,685	BTech, PGDM	16-Jan-92	19	44	TCS
43	Rajesh Kochhar	Chief Executive — C&I Business, Wipro Consumer Care & Lighting	2,571,931	BE (Hons)	16-Dec-91	25	47	Crompton Greates Ltd
44	Rajesh Ram Mishra	Vice President — SBU 2, Wipro Technologies	3,387,081	BTech, MTech	6-May-88	19	42	International S/W Ind.
45	Ramakanth Desai	Vice President — Strategic Clients, Wipro Technologies	3,650,105	BTech	12-Aug-92	20	41	Tata Unisys

WIPRO LIMITED

					Date of	Total
Sr. No.	Name	Designation	Remuneration		Employment	Experience		Last
				Qualification	(DOJ)	(in Yrs)	Age	Employment

46	Ramesh A N	General Manager — V&NGN, Wipro Technologies	2,495,218	BE, MTech	16-Sep-88	18	42	TVS Electronics Ltd.
47	Ramesh Emani	President — E&PE, Wipro Technologies	7,034,147	BTech, MTech	15-Nov-83	24	48	Tata Burroughs Ltd
48	Ramesh Nagarajan	Vice President — Office of Productivity, Wipro Technologies	3,171,616	ME	24-Oct-00	17	39	Wipro Infotech
49	Ranjan Acharya	Corporate Vice President — HRD, Corporate Office, Wipro Limited	5,005,809	BSc, MBA	18-Jul-94	25	47	National Institute of Comp Edn. & Business Trg.
50	Ravishankar G S	General Manager — BNBU, Wipro Technologies	3,040,528	BSc, BE, ME	28-Jan-03	24	50	Ericsson India
51	Rohit Kumar	Vice President — Utilities Vertical, Wipro Technologies	4,443,601	BE, MBA	5-Mar-02	12	37	Oracle Corporation
52	Sairaman Jagannathan	General Manager — Solutions Delivery, Wipro Infotech	2,642,689	BE	29-Aug-01	23	47	Mascot Systems
53	Sambuddha Deb	Chief Quality Officer, Wipro Technologies	4,260,921	BTech, PGDM	29-Jun-82	22	47	First Employment
54	Sangita Singh	Vice President — Strategic Marketing, Wipro Technologies	3,728,252	BE	1-Aug-92	13	35	HCL Limited
55	Sanjiv K R	Vice President — E-Biz & Data Warehousing Solution, Wipro Technologies	3,335,685	MMS	16-Nov-88	19	41	DCM DAEWOO
56	Selvan D	Vice President — Talent Transformation, Wipro Technologies	2,747,782	BTech, PGDM	5-Sep-92	19	43	NIIT Ltd.
57	Senapaty S C	Corporate Executive Vice President — Finance, Wipro Limited	7,609,925	BCom, ACA	10-Apr-80	26	48	Lovelock & Lewes
58	Sethumadhava Rao T V	Vice president and Principal Consultant, Wipro Technologies	2,603,184	BE	6-Aug-81	29	54	ECIL
59	Shirish Kanetkar	General Manager — Business Operations — ROM, Wipro Infotech	3,038,113	BSc, Diploma	10-Sep-02	18	44	Cisco
60	Siby Abraham	Vice President — Semiconductor, Wipro Technologies	3,602,906	BTech, MTech	16-Feb-87	18	41	First Employment
61	Soumitro Ghosh	Vice President — Banking & Insurance Practice, Wipro Technologies	4,194,752	BTech, MBA	26-Nov-88	21	45	Blue Star Ltd.
62	Srinivasan P V	Vice President — Corporate Taxation, Wipro Limited	3,091,153	ACA	6-Feb-97	21	45	Sundaram Fastners Ltd.
63	Subhash Khare	Head — PMO, Wipro Technologies	2,653,145	BE	3-Oct-90	20	44	Telco
64	Subrahmanyam P	Vice President — Broadband, Wipro Technologies	3,459,741	BSc, MSc, MPHIL	8-Nov-83	21	45	First Employment
65	Sudhir Jha	General Manager — PeopleSoft Practice, Wipro Technologies	2,774,196	PGDiploma	29-Apr-02	14	37	Pricewaterhouse Coopers
66	Sudip Banerjee	President — Enterprise Solutions, Wipro Technologies	6,506,154	BA, PG Diploma in Bus Mgmt.	2-Nov-83	23	45	HCL Infosystems
67	Sudip Nandy	Chief Strategy Officer, Wipro Technologies	5,110,563	BSc, BE, PGDM	28-May-83	22	47	First Employment
68	Sumit Ray	Group Head — Telecom Solutions, Wipro Technologies	3,166,447	BE, MTech	30-Jan-03	20	44	Ericsson India
69	Suresh Vaswani	President, Wipro Infotech	6,961,602	BE, MBA	2-May-85	20	45	SKEFCO
70	Suryanarayana Valluri	Vice President — Telecom Service Providers, Wipro Technologies	3,159,973	BE, PGDBM	1-Mar-00	16	40	RPG Cellular Services Ltd.
71	Tamal Dasgupta	Corporate Vice President & CIO, Wipro Technologies	4,862,354	B Com, CA, CPA	1-Mar-00	22	54	Indian Aluminium Co
72	Thandava Murthy T D	Chief Executive — Professional Services Division, Wipro Infotech	3,805,881	BE	5-Jul-02	24	49	Compaq
73	Vasudevan A	Vice President — VLSI / Systems Design, Wipro Technologies	3,980,858	BE, MTech	31-Mar-86	19	43	First Employment
74	Venkatesh V R	Vice President — SBU 1, Wipro Technologies	4,072,716	BSc, MSc, MTech	22-Mar-84	21	45	Vikrant Tyres
75	Vijay K Gupta	Vice President — Corporate Communication, Brand & Community Initiatives, Wipro Limited	2,848,946	BTech, PGDM	1-Apr-91	20	47	Electronic Components Industries Association
76	Vijayakumar I	Vice President — Wireless Business, Wipro Technologies	3,021,523	BSc, BE	16-Jul-90	17	40	INDCHEM
77	Vineet Agrawal	President — Wipro Consumer Care & Lighting	6,571,887	BTech, MMS	4-Dec-85	19	43	First Employment
78	Vinod Wahi	Head — Wipro Biomed	3,594,648	BSc, PGDM	1-Mar-90	29	57	Boehringer Knoll Ltd.
79	Vishwas Santurkar	General Manager — HP ODC, Wipro Technologies	2,573,715	BE	6-Nov-91	19	42	Unicad Technologies Pvt Ltd
80	Viswanathan K S	Vice President — Strategic Sales, Wipro Infotech	3,495,082	MA	11-Oct-03	22	47	Dell Computers
81	Vittal N Vashist	General Manager — PLM Strategy, Wipro Technologies	2,749,426	BE, MTech	26-Feb-01	14	43	IBM India Ltd
82	Vivek Bhasin	Vice President — ES-e-Enabling, Wipro Technologies	3,051,226	BE, MBA	20-Apr-99	15	42	HCL Deluxe
83	Vivek Paul	Vice Chairman — Wipro Limited	71,512,442	BE, MBA	26-Jul-99	23	46	GE Medical Systems
	Part of the year :
84	Deepak Rao	General Manager — IT Solutions-Finance, Banking & Insurance, Wipro Technologies	2,960,895	BE, PGDiploma	22-Jan-02	16	41	Infosys Technologies
85	Kayomarz Shroff	General Manager — CHRD, Wipro Limited	1,609,934	BA, MA, LLB	10-Nov-97	19	43	U B Group
86	Madhavan Ganesan	Vice President — Business Finance Manager, Wipro Technologies	2,492,952	CA	1-Oct-02	18	40	Sepctramind
87	Madhu Khatri	Corporate Vice President & General Counsel, Wipro Limited	195,907	BA, LLB, LLM	15-Mar-05	16	41	General Electric
88	Sundar Rajan R	Corporate Vice President Legal & General Counsel, Wipro Limited	1,688,572	BA, LLB	2-Nov-95	15	39	(Brooke Bond Lipton India) Ltd.
89	Umesh Nanda	Chief Executive — Manufacturing, Wipro Consumer Care & Lighting	4,281,191	BE	10-Oct-88	38	60	Eastern Circuits Ltd.

Notes:	1.	Remuneration comprises of salary, commission, allowance, medical, perquisites & Company’s contribution to PF and Superannuation Funds.

	2.	None of the employees listed is a relative of any director.

	3.	The nature of employment is contractual in all the above cases.

	4.	In terms of the Notification dated March 24, 2004 issued by the Department of Company Affairs employees posted and working in a country outside India, not being directors or their relatives, has not been included in the above statement.

	5.	The USD to INR conversion used is Rs. 43.62 per USD.

WIPRO LIMITED

CORPORATE GOVERNANCE REPORT 2004-05	ANNEXURE ‘D’

I	CORPORATE GOVERNANCE

Corporate Governance is the mechanism by which the principles, values, philosophy and practices of a Company manifest in the real world. Good transparent Corporate Governance ensures that the Company is managed and monitored in a responsible manner geared to value creation. Corporate Governance is concerned with both the internal aspects of the Company, such as internal controls, and the external aspects such as an organisation’s relationship with all its stakeholders.

The Board of Directors represents the interests of the Company’s stakeholders, in optimising long-term value by providing the Company necessary guidance and strategic vision on stakeholders’ behalf. The Board is also responsible for ensuring that the Company’s management and employees operate with the highest degree of ethical standards.

Effective Corporate Governance programs include the institution of corporate ombudsperson and encourage whistleblowers to dissent when the interests of the Company are compromised. Good Corporate Governance is the responsibility and privilege of each and every stakeholder.

At Wipro Limited, our pursuit towards achieving good Corporate Governance is an ongoing process, thereby ensuring integrity, transparency and accountability in all our dealings with our employees, shareholders, customers and the community at large. We believe that the constant effort to improve operational performance, guided by our values, forms the basis for good Corporate Governance. Corporate Governance is strongly driven by our values such as quality, commitment, customer orientation and integrity.

During the course of the year, Securities and Exchange Board of India made certain significant amendments to the Corporate Governance requirements under Indian Stock Exchange Listing Agreement, inter alia, widening the definition of Independent Director, prior approval of the shareholders for payment of Non-Executive Directors’ fees/remuneration including determination of criteria for making such payments, affirmation of Code Conduct by Senior Management, widening the disclosure with respect to related party transactions, internal controls, risk management, tenure of independent directors, etc. These amendments have now been deferred till December 31, 2005.

Your Board of Directors present the Corporate Governance Report for the year 2004-05 based on the disclosure requirements under Clause 49 of the Listing Agreement existing as of March 31, 2005.

II	BOARD OF DIRECTORS

A	Composition

The details of the Directors on the Board of your Company as on March 31, 2005 are given below:

Name	Category	Designation	Date of	Directorship	Chairmanship	Membership
			appointment	in other	in Committees	in Committees
				Companies	of Boards of	of Boards
				(*)	other	of other
					companies	companies
Azim H. Premji	Promoter Director	Chairman and Managing Director (designated as Chairman)	01.09.1968	11	Nil	Nil
Vivek Paul	Whole-time Director	Vice Chairman and Wholetime Director	26.07.1999	3	Nil	Nil
N. Vaghul	Independent Non-Executive Director	Director	09.06.1997	12	3	5
B.C. Prabhakar	Independent Non-Executive Director	Director	20.02.1997	Nil	Nil	Nil
Jagdish N. Sheth	Independent Non-Executive Director	Director	01.01.1999	2	Nil	2
Ashok Ganguly	Independent Non-Executive Director	Director	01.01.1999	9	3	5
Eisuke Sakakibara	Independent Non-Executive Director	Director	01.01.2002	Nil	Nil	Nil
P.M. Sinha	Independent Non-Executive Director	Director	01.01.2002	4	2	3

(*) This does not include unlimited companies, foreign companies and companies under Section 25 of the Companies Act, 1956.

WIPRO LIMITED

The Chairman is an Executive Director and the number of Independent Non-Executive Directors on the Board is more than 50% of the Board strength at any point of time. All Independent Non-Executive Directors comply with the legal requirements for being “independent”.

Independent Director means a Director who, apart from receiving a Director’s remuneration, does not have any other material pecuniary relationship or transactions with the Company, its promoters, its management, or its subsidiaries which in the judgement of the Board may affect the independence of judgement of the Director.

Brief resumes of the Board of Directors

Azim H. Premji has served as our Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”) since September 1968. Mr. Premji holds a B.S. in Electrical Engineering from Stanford University, USA.

Dr. Ashok Ganguly has served as one of our Directors since January 1999. Since April 2003, Dr. Ganguly has served as the Chairman of ICICI OneSource Ltd., a business process outsourcing company, and, since September 2003, as the Chairman of ABP Pvt. Ltd., a media and publishing company. From August 1996 to March 2003, he served as the Chairman of ICI India Limited, a manufacturing company. Dr. Ganguly also currently serves as a Director on the Central Board of the Reserve Bank of India and Homogenomics Pvt. Ltd. He is also a Non-Executive Director of British Airways plc., Mahindra & Mahindra Ltd., ICICI Knowledge Park Ltd. and Tata AIG Life Insurance Co. Ltd. More recently, Dr. Ganguly was appointed as a member of India’s Prime Minister’s Council for Trade and Industry as well as a member of the Government of India’s Investment Commission. Dr. Ganguly holds a B.Sc. in Chemistry from Bombay University and an M.S. and Ph.D. from the University of Illinois, USA.

B.C. Prabhakar has served as one of our Directors since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a B.A. in Political Science and Sociology and an LL.B. from Mysore University.

Dr. Jagdish N. Sheth has served as one of our Director since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth has also been a Director of Norstan, Inc., a manufacturing company, since September 1995, and of Pac West Telecomm, a telecommunication company, since July 1999. Dr. Sheth is also on the boards of Cryo-Cell International Inc., a blood stem cell bank, and Shasun Chemicals & Drugs Limited, a pharmaceutical company. Dr. Sheth holds a B. Com. from Madras University in India, and an M.B.A. and a Ph.D in Behavioral Sciences from the University of Pittsburgh, USA.

Vivek Paul has served as one of our Directors, Vice Chairman of the Board and Executive Officer of Wipro Technologies since July 1999. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a B.E. from the Birla Institute of Technology and Science, Pilani in India, and an M.B.A. from the University of Massachusetts, Amherst, USA.

Narayanan Vaghul has served as one of our Directors since June 1997. He has been Chairman of the Board of ICICI Bank Limited since September 1985. Mr. Vaghul is also on the Boards of Mahindra and Mahindra Ltd., Mahindra Industrial Park Limited, Air India Limited, Air India Transport Services Limited, Air India Engineering Services Limited, Nicholas Piramal India Ltd., Apollo Hospitals Enterprise Limited, Technology Network (India) Pvt. Ltd., Himatsingka Seide Limited and Asset Reconstruction Company (India) Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra and Mahindra Limited and Nicholas Piramal India Ltd. Mr. Vaghul holds a B. Com. in Banking from Madras University in India.

Prof. Eisuke Sakakibara has served as one of our Directors since January 1, 2002. He has been a Professor of Economics in Keio University of Japan since 1999. After working with the Ministry of Finance, Government of Japan since 1965, he was posted as Economist, International Monetary Fund in 1971, and was a visiting Associate Professor of Economics at Harvard University. He has also served as Director-General, International Finance Bureau, Japan between 1995 and 1997. In 1997, he became the Vice Minister of Finance for International Affairs, Japan. Prof. Sakakibara holds a B.A. in Economics from the University of Tokyo and a Ph.D. in Economics from the University of Michigan, USA.

Priya Mohan Sinha became a Director of our Company on January 1, 2002. He has served as the President of PepsiCo International South Asia, since 1995 and as Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1988 and November 1992 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Currently, he is also on the Boards of ICICI Bank Limited, Lafarge India, Indian Oil Corporation Limited, Azim Premji Foundation Pvt. Ltd. and is Chairman, Bata India Limited. Mr. Sinha holds a B.A. from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology, USA.

WIPRO LIMITED

Lead Independent Director

Mr. N. Vaghul has been designated as the Lead Independent Director. The basis for his selection is as laid down in our corporate governance guidelines.

Board membership criteria

The Nominating and Corporate Governance Committee comprise entirely of Independent Directors which works closely with the Board in identifying, screening, recruiting and recommending Directors for nomination by the Board for election as members of the Board.

Board members are expected to possess strong management experience, ideally with major public companies with successful multinational operations, other areas of expertise or experience that are desirable, given the Company’s business and the current make-up of the Board, such as expertise or experience in Information Technology businesses, manufacturing, international, financial or investment banking, scientific research and development, senior level government experience and academic administration, personal characteristics matching with the Company’s values, such as integrity, accountability, financial literacy, and high performance standards.

Materially significant related party transactions

None of the Non-Executive Directors have any pecuniary material relationship with the Company for the year ended March 31, 2005.

In the opinion of the Board, the transactions during the year 2004-05 between the holding Company and its subsidiaries are not material and have been done at arms length and are duly recorded in the Register of Contracts maintained by the Company pursuant to Section 301 of the Companies Act, 1956.

During the year 2004-05, Mr. Azim H. Premji, Chairman of the Company expressed his intention to buy back certain assets like car and furniture & equipment provided to him as part of perquisites as per policy of the Company. The Board of Directors at their meeting held on October 15, 2004 approved the above proposal and accordingly an application has been made to the Central Government as required under Section 297 of the Companies Act, 1956 for approval of the above transaction. Approval of the Central Government is awaited.

B	Board Meetings

As per the Listing Agreement, the Board of Directors must meet at least four times a year, with a maximum time gap of four months between any two meetings.

During the last financial year, our Board met four times, on April 15, 2004, July 22, 2004, October 14, 2004 and January 20, 2005. All the Board meetings were held at the Company’s registered office at Bangalore, India. The gap between two board meetings did not exceed four months.

The agenda for the Board meetings is always sent to the Directors at least two weeks prior to the Board meeting to invite suggestions from each Board member for their views and for inclusion of items on the agenda, if any.

Information supplied to the Board

The Board of Directors of Wipro Limited is presented with various issues affecting the business and environment including the following whenever applicable and materially significant.

-	review of annual operating plans, capital budgets and any updates.

-	quarterly results of the Company and its operating divisions or business segments.

-	minutes of meetings of audit committee and other committees of the Board.

-	information on recruitment and remuneration of senior officers just below the board level.

-	materially important litigations, show cause, demand, prosecution and penalty notices.

-	Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.

-	any material default in financial obligations to and by the Company, or substantial non-payment for goods sold by the Company.

-	any issue, which involves possible public or product liability claims of substantial nature, including any judgement or order which, may have passed strictures on the conduct of the Company or taken an adverse view regarding another enterprise that can have negative implications on the Company.

-	details of any joint venture or collaboration agreement.

-	transactions that involve substantial payment towards goodwill, brand equity, or intellectual property.

-	significant labour problems and their proposed solutions.

WIPRO LIMITED

-	significant development in Human Resources/Industrial Relations front like signing of wage agreement, implementation of Voluntary Retirement Scheme etc.

-	sale of material nature of investments, subsidiaries, assets, which is not in normal course of business.

-	quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, and

-	non-compliance of any regulatory, statutory or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer etc.

The above information along with all other relevant materials to be considered at the meeting is circulated to the Board before the Board meeting.

The Board is also given presentations covering Finance, Sales and Marketing and the major business segments and operations of the Company, before taking on record the results of the Company for the preceding financial quarter at each of the scheduled Board meetings.

The Guidelines for Board and Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board of Directors.

The attendance of the Directors at the Board Meetings held during the year is given below :

Director	Number of meetings held	Number of meetings attended
Azim H. Premji	4	4
Vivek Paul	4	4
N. Vaghul	4	4
B.C. Prabhakar	4	4
Jagdish N. Sheth	4	4
Ashok Ganguly	4	4	(*)
Eisuke Sakakibara	4	2
P.M. Sinha	4	4

*	- one meeting attended through Teleconferencing.

C	Directors’ membership in Board committees

As per the Listing Agreement, no director can be a member in more than 10 committees or act as chairman of more than five committees across all companies in which he is a director.

In terms of the Listing Agreement, none of the Directors of our Company were members in more than 10 committees nor acted as chairman of more than five committees across all companies in which they were directors.

D	Selection, Remuneration, and Tenure of Directors

Selection

The selection of new Directors is done by the Nomination & Corporate Governance Committee of the Board. The process of nomination and selection of prospective Directors are detailed in Company’s charter of Nomination and Corporate Governance Committee. The charter is posted on Company’s website at www.wipro.com/Investors/Corpinfo. No new Directors were appointed during the year.

Subject to the approval of the shareholders at the ensuing Annual General Meeting, Mr. Azim H. Premji, was re-appointed as Chairman and Managing Director (designated as “Chairman”) of the Company with effect from December 31, 2004 for a further period of two years and seven months. Other than the Chairman, two of the existing directors, who retire by rotation, are proposed to be re-appointed as Directors at the ensuing Annual General Meeting.

Remuneration

Executive Directors are paid remuneration within the limits envisaged under Schedule XIII of the Companies Act, 1956. The remuneration payable is always recommended by the Compensation & Benefits Committee to the Board and is approved by the Board as well as the Shareholders of the Company.

Non-Executive Independent Directors are paid remuneration by way of a commission as may be recommended by the Compensation & Benefits Committee and approved by the Board/Shareholders subject however to the condition that the commission shall not cumulatively exceed 1% of the net profits of the Company for all Non-Executive Independent Directors in the aggregate in one financial year. In case of commission payable to the members of the Compensation & Benefits Committee, the same shall be decided and approved by the Board.

WIPRO LIMITED

Tenure

The age limit for retirement of the Executive and Non Executive Independent Directors is being decided by the Nomination and Corporate Governance Committee.

III	BOARD COMMITTEES

As of March 31, 2005, your Company has four Board committees. These are:

-	Audit Committee

-	Compensation & Benefits Committee

-	Nomination & Corporate Governance Committee

-	Shareholders/Investors Grievance & Administrative Committee

A	AUDIT COMMITTEE

1	Brief description of terms of reference:

The Audit Committee reviews, acts and reports to the Board of Directors, inter alia, with respect to :

-	auditing and accounting matters, including the recommendation for appointment of our independent auditors;

-	company’s compliance with legal and statutory requirements;

-	integrity of the Company’s financial statements, the scope of the annual audits, and fees to be paid to the independent auditors;

-	performance of the Company’s Internal Audit function, independent auditors and accounting practices.

Though the financial results are sent to the Audit Committee and the Board at the same time, the Audit Committee reviews the audited quarterly, half-yearly and yearly financial results and places a report on the same to the Board for its consideration and approval. The Chairman of the Audit Committee is always present at the Annual General Meeting. However, due to health reasons, Mr. N. Vaghul, Chairman of the Audit Committee could not attend the last Annual General Meeting and Mr. P.M. Sinha who was appointed to act as the Chairman in Mr. Vaghul’s absence, was present at the meeting.

The detailed charter of the Audit Committee is posted on the Company’s website at: www.wipro.com/Investors/Corpinfo.

2	Composition & Qualifications

The Audit Committee comprises of the three independent, Non-Executive directors. All the members including the Chairman have adequate financial and accounting knowledge. None of the members receive directly or indirectly any consulting, advisory or compensatory fees from the Company other than their remuneration by way of commission as a Director.

Mr. N. Vaghul	-	Chairman

Mr. B.C. Prabhakar	-	Member

Mr. P.M. Sinha	-	Member

3	Meetings and attendance during the year

The Audit Committee met four times during the year, each time on the day preceding the Board Meetings. Minutes of each Audit Committee meeting are placed before, and discussed at, the following Board meeting.

	Number of meetings held	Number of meetings attended
Name	during the year	during the year
N. Vaghul	4	4
B.C. Prabhakar	4	4
P.M. Sinha	4	4

B	COMPENSATION AND BENEFITS COMMITTEE

1	Brief description of terms of reference of the Compensation & Benefits Committee

The Compensation and Benefits Committee determines salaries, benefits and stock option grants to employees and directors of your Company. The Committee also administers your Company’s Employee Stock Option Plan (ESOP). The detailed charter of the Committee is posted on the Company’s website at www.wipro.com/Investors/Corpinfo. The Company’s Compensation & Benefits Committee has the necessary powers and authority to ensure appropriate disclosure on the remuneration of Whole-time Directors. Since the appointment of the Whole-time Directors are by virtue of their employment with the Company, their other service conditions are governed by the policy of the Company.

WIPRO LIMITED

2	Composition, name of members and the Chairperson

The Compensation & Benefits Committee comprises of the following three Independent Non-Executive Directors :

Mr. N. Vaghul	-	Chairman

Mr. B.C. Prabhakar	-	Member

Mr. P.M. Sinha	-	Member

3	Meetings and attendance during the year

The Compensation & Benefits Committee met four times in the year, usually on the day preceding the Board meetings. All the members were present at each of the meetings.

Minutes of each of the Compensation & Benefits Committee meeting is placed before the Board.

	Number of meetings held	Number of meetings attended
Name	during the year	during the year
N. Vaghul	4	4
B.C. Prabhakar	4	4
P.M. Sinha	4	4

C	NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

1	Brief description of terms of reference

The Nomination and Corporate Governance Committee has the following key deliverables :

-	develop and recommend to the Board corporate governance guidelines applicable to the Company by taking a leadership role in shaping the corporate governance of the Company

-	implement policies and processes relating to corporate governance principles

-	lay down policies and procedures to assess the requirements for induction of new members on the Board

2	Composition

The Nomination and Corporate Governance Committee comprise of the following three independent non-executive members of the Board.

Mr. Ashok Ganguly	-	Chairman

Mr. N. Vaghul	-	Member

Mr. P.M. Sinha	-	Member

3	Meetings

The Nomination and Corporate Governance Committee met once in the financial year 2004-05. All the members were present at the meeting.

	Number of meetings held	Number of meetings attended
Name	during the year	during the year
Ashok Ganguly	1	1
N. Vaghul	1	1
P.M. Sinha	1	1

4	Particulars of Directors appointed/re-appointed

Mr. Azim H. Premji, was re-appointed as Chairman and Managing Director (designated as “Chairman”) of the Company for a further period of two years and seven months with effect from December 31, 2004. This appointment is subject to the approval of the shareholders at the ensuing Annual General Meeting.

In compliance with the provisions of Section 302 of the Companies Act, 1956, the Company had circulated an abstract of the terms and conditions of the said re-appointment to the shareholders on January 25, 2005.

WIPRO LIMITED

As per the provisions of the Companies Act, 1956, Prof. Eisuke Sakakibara and Dr. Ashok S. Ganguly, retire by rotation and being eligible offer themselves for re-appointment.

Brief resumes of each of the Directors proposed to be re-appointed at the ensuing Annual General Meeting is provided as an annexure to the Notice convening the Annual General Meeting.

The notice for the Annual General Meeting scheduled to be held on July 21, 2005 complies with this requirement.

D	SHAREHOLDERS’/INVESTORS’GRIEVANCE AND ADMINISTRATIVE COMMITTEE

1	Brief description of terms of reference

The Shareholders/Investors Grievance & Administrative Committee administers the following :

-	to effect transfer of shares

-	to effect transmission of shares

-	to issue duplicate share certificates as and when required

-	to monitor Shareholder/Investor’s Grievance issues from time to time and provide redressal for the same

-	to open and close Bank accounts

-	to grant, revoke general, specific and banking powers of attorney

Apart from the above, the Committee is also delegated by the Board to administer the following :

-	to consider and approve allotment of equity shares pursuant to exercise of stock options

-	such other activities resulting from statutory amendments/modifications from time to time

2	Composition

The composition of the Shareholders/Investors & Administrative Grievances Committee is as follows :

Mr. B.C. Prabhakar	-	Chairman

Mr. Azim H. Premji	-	Member

All the members were present at each of the meetings.

3	Name and designation of Compliance Officer

The Compliance Officer as per the requirements under the Listing Agreement is Mr. V. Ramachandran, Company Secretary.

4	Details of complaints/requests received and resolved during the year 2004-05

COMPLAINTS :

Sl. No.	Nature of Complaints	Received	Replied	Pending
1	Non receipt of Share certificates lodged for transfer	1	1	0
2	Non receipt of Dividend warrants	343	343	0
3	Non receipt of Dividend warrant after revalidation	0	0	0
4	Non receipt of Share certificates lodged for split/Bonus shares	4	4	0
5	Non receipt of Duplicate share certificates	0	0	0
6	Letters from SEBI/ Stock Exchanges	3	3	0
7	Letters from Department of Company Affairs/Other Statutory Bodies	2	2	0
	Total	353	353	0

WIPRO LIMITED

REQUESTS :

Sl. No.	Nature of Requests*	Received	Replied	Pending
1	Receipt of Dividend warrants for revalidation	455	455	0
2	Request for mandate correction on Dividend warrants	214	214	0
3	Request for duplicate Dividend warrant	27	27	0
4	Request for copy of Annual Report	98	98	0
5	Request for TDS certificate	0	0	0
6	Request for exchange of split Share Certificates	12	12	0
	Total	806	806	0

*	The Company has complied with submission of its responses to the queries/ clarifications sought by the Stock Exchanges on various market related information like clarifications on market rumours, etc from time to time. These responses have not been included in the information furnished in the above table.

IV	DISCLOSURE ON THE REMUNERATION OF DIRECTORS

Given below are the details of remuneration paid for the financial year 2004-05 to the Directors of the Company. The remuneration of the Executive Directors which is approved by the Compensation & Benefits Committee consists of fixed pay, commission based on percentage of profits of the Company as approved by the shareholders and stock options.

Commission payable to each of the Independent Non-Executive Directors is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company for the year, cumulatively for all the Directors. The commission payable to Independent Non-Executive Directors was originally approved by the shareholders on July 18, 2002.

								(Rs. 000s	)

Name	Relationship	Salary	Commission/	Other	Deferred	Sitting	Notice period	No. of
	with other		Incentives	annual	benefits	fees	and Severance	stock options
	Directors			compensation*			payment	granted during
								the year
Azim H. Premji	None	2,333	17,648	2,743	3,091	—	Upto six months	—
Vivek Paul**	None	20,065	51,717	519	3,009	—	Three months. For severance payment, see note below	75,000 ADS Restricted Stock Units
Ashok Ganguly	None	—	800	—	—	8	—	—
B.C. Prabhakar	None	—	400	—	—	32	—	—
N. Vaghul	None	—	800	—	—	24	—	—
P.M. Sinha	None	—	1,000	—	—	24	—	—
Dr. Jagdish N. Sheth **	None	—	1,125	—	—	8	—	—
Prof. Eisuke Sakakibara ***	None	—	1,800	—	—	4	—	—

*	The above figure includes cost of rent free furnished residential accommodation or house rent allowance, leave travel concession, reimbursement of medical expenses, personal accident insurance, and fully maintained Company car with driver, interest subsidy on housing finance, gardener, watchman, electricity, servant and gratuity as per Company Policy.

WIPRO LIMITED

Deferred benefits in the case of Mr. Vivek Paul were Company’s contribution to Deferred Compensation Plan. The Company has a Deferred Compensation Plan in place, and a Participant Agreement with Mr. Vivek Paul. Contributions made by the Company under this Deferred Compensation Plan are managed by an irrevocable Trust whose trustees are appointed by the Company under a Trust Agreement. Wells Fargo NA., has been appointed as a Trustee of the Trust. Company makes a contribution of 15% of the base salary to the Trust and the employee is also eligible to contribute upto 15% of the base salary and upto 100% of the commission under the Deferred Compensation Plan to the Trust. The Trust will make payouts upon compliance with the conditions prescribed in the Plan and the relevant agreements.

Severance payment is payable to Mr. Vivek Paul subject to fulfillment of certain conditions. For further details, please refer to our disclosure in section titled “Terms of Employment Arrangements and Indemnification Agreement” in the Annual Report on Form 20F filed with Securities and Exchange Commission (“SEC”).

**	Figures mentioned are rupee equivalent – as amounts payable in USD.

***	Figures mentioned are rupee equivalent – as amounts payable in Yen.

V	GENERAL BODY MEETINGS

A	Annual General Meetings (AGM) :

The location and time of the last three AGMs are as follows :

Year	Location	Date	Time
2001-02	Doddakannelli, Sarjapur Road, Bangalore	July 18, 2002	4.30 pm
2002-03	Doddakannelli, Sarjapur Road, Bangalore	July 17, 2003	4.30 pm
2003-04	Doddakannelli, Sarjapur Road, Bangalore	June 11, 2004	4.30 pm

Generally, all the resolutions in the Annual General Meeting are passed by show of hands.

Two Executive Directors and Three Independent Non-Executive Directors of the Company attended the Annual General Meeting held on June 11, 2004.

B	Details on Extraordinary General Meetings (EGM)

No EGMs were held during the year. The date, location and time, of the last three EGMs held are as follows :

Year	Location	Date	Time
1998-99	Ganesha Complex, Madiavala, Hosur Main, Bangalore	December 13, 1999	11.00 am
1999-00	Taj Residency, Bangalore	April 26, 2000	4.30 pm
2000-01	Doddakannelli, Sarjapur Road, Bangalore	July 19, 2001	5.30 pm

No special resolutions were put through postal ballot during the year.

VI	DISCLOSURES

A	Disclosures on materially significant related party transactions that may have a potential conflict of interest with the interests of Company at large

During the year 2004-05, no transactions of material nature had been entered into by the Company with the Promoters or Directors or Management, their subsidiaries or their relatives that may have a potential conflict with interest of the Company.

We have disclosed the related party transactions with the subsidiary companies in Note No .15 at Page No.89 of Annual Report.

B	Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchange or SEBI or any statutory authority, on any matter related to Capital Markets, during the last three years

The Company has complied with the requirements of the Stock Exchange or SEBI on matters related to Capital Markets, as applicable from time to time.

WIPRO LIMITED

VII	MEANS OF COMMUNICATION

A	The Company’s Quarterly, Half yearly and Annual results as well as copies of the Press Releases and Company Presentations are displayed on the following web-sites at www.wiproindia.com and www.wipro.com/Investors.

B	The financial results are published in the following newspapers:

•	The Business Standard

•	Kannada Prabha

C	Management Discussion and Analysis Report

The Company has provided a detailed Management Discussion and Analysis report in its Annual Report for the year 2004-05. Please refer pages 122 to 131 of the Annual Report.

VIII	GENERAL SHAREHOLDER INFORMATION

A	Forthcoming AGM

The next Annual General Meeting of the Company will be held on July 21, 2005 at 4.30 pm at the registered office of the Company at Doddakannelli, Sarjapur Road, Bangalore 560 035.

B	Financial Calendar for 2005-06

Tentative schedule	Likly Board Meeting Schedule
Financial reporting for the quarter ending June 30, 2005	Second fortnight of July 2005
Financial reporting for the half-year ending September 30, 2005	Second fortnight of October 2005
Financial reporting for the quarter ending December 31, 2005	Second fortnight of January 2006
Financial reporting for the year ending March 31, 2006	Second fortnight of April 2006
Annual General Meeting for the year ending March 31, 2006	Second fortnight of July 2006

C	Book closure dates for the purpose of dividend

The Company’s register of members and share transfer books will remain closed from July 1, 2005 to July 11, 2005 (both days inclusive) to determine the entitlement of shareholders to receive the final dividend as may be declared for the year ended March 31, 2005.

D	Dividend payment

Dividend on equity shares as recommended by the directors for the year ended March 31, 2005, when declared at the meeting, will be paid on or before August 20, 2005 :

(i)	to those members whose names appear on the Company’s register of members, after giving effect to all valid share transfers in physical form lodged with M/s. Karvy Computershare Private Limited, Registrar and Share Transfer Agent of the Company on or before June 30, 2005.

(ii)	In respect of shares held in electronic form, to those “deemed members”whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the opening hours on July 1, 2005.

E	Listing on Stock Exchanges

Your Company’s securities are listed on the following stock exchanges as of March 31, 2005 :

Equity Shares	American Depository Receipts (ADRs)
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers, Dalal Street Mumbai 400 023	New York Stock Exchange 60 Wall Street New York
National Stock Exchange of India Ltd. Exchange Plaza, 5th Floor, Plot No.C/1, G Block Bandra East, Mumbai 400 051

Listing fees for the year 2004-05 have been paid to the Indian Stock Exchanges and the listing fees to New York Stock Exchange for listing of ADRs has been paid for the calendar year 2005.

WIPRO LIMITED

During the year, pursuant to the approval by the members of the Company at the last Annual General Meeting held on June 11, 2004, the Company has received approvals from the following stock exchanges and de-listed its equity shares from thesse exchanges.

a.	Bangalore Stock Exchange Limited, Bangalore

b.	Stock Exchange-Ahmedabad, Ahmedabad

c.	Cochin Stock Exchange Limited, Cochin

d.	Delhi Stock Exchange Association Limited, New Delhi

The formalities for de-listing from the Calcutta Stock Exchange Association Limited have been duly completed and confirmation of de-listing is awaited from the Exchange.

F	Stock Code :

Stock Exchange	Code
The Stock Exchange, Mumbai	Wipro
National Stock Exchange of India Ltd.	Wipro
New York Stock Exchange (ADRs)	WIT
ISIN number for equity shares	INE 075A01022
ADR Cusip No.	97651M109

G	Stock Market Data relating to equity shares listed in India

Table 1

Month	Price in NSE		Volumes	S&P CNX Nifty		Wipro price		S&P CNX Nifty
(2004-05)	during each		Traded	Index during		movement vis-a-vis		Index movement
	month (*)		Volumes	each month		previous month		vis-a-vis previous
						High/Low		months
	High	Low		High	Low	High %	Low %	High %	Low %
April	558.30	442.30	9,415,191	1,912	1,771	109.11	98.22	100.68	106.05
May	550.00	396.60	9,050,908	1,837	1,292	98.51	89.67	96.08	72.95
June	570.00	476.00	13,843,862	1,567	1,438	103.64	120.02	83.30	111.30
July	555.00	470.00	25,594,505	1,639	1,473	97.37	98.74	104.59	102.43
August	585.00	527.00	31,593,473	1,659	1,574	105.41	112.13	101.22	106.86
September	611.80	470.00	19,577,467	1,761	1,620	104.58	89.18	106.15	102.92
October	728.00	593.10	19,669,191	1,829	1,738	118.99	126.19	103.86	107.28
November	770.00	649.00	13,938,541	1,964	1,777	105.77	109.43	107.38	102.24
December	774.80	733.00	13,905,784	2,088	1,945	100.62	112.94	106.31	109.45
January	760.00	610.35	15,751,188	2,120	1,894	98.09	83.27	101.53	97.38
February	728.00	661.90	11,012,290	2,110	2,037	95.79	108.45	99.53	107.55
March	734.95	624.15	11,940,035	2,183	2,007	100.95	94.30	103.46	98.53

(*)	Price adjusted for 2 bonus shares for every 1 share made by the Company in June 2004.

WIPRO LIMITED

Stock Market Data relating to American Depository Shares (ADS)

Table 2

Month (2004-05)	Wipro ADS price in	NYSE TMT Index during	Wipro ADS price	NYSE TMT Index
	NYSE during each	each month closing ($)	movement (%)	movement (%)
	Month closing ($) (*)		vis-a-vis previous	vis-a-vis previous
			month closing	month closing
April	14.35	5,393.80	102.16	103.02
May	14.80	5,049.30	103.14	93.61
June	15.57	5,043.80	105.20	99.89
July	15.51	4,925.50	99.61	97.65
August	17.21	4,716.00	110.96	95.75
September	18.89	4,827.30	109.76	102.36
October	21.33	5,012.70	112.92	103.84
November	24.45	5,320.00	114.63	106.10
December	24.65	5,458.00	100.82	102.60
January	22.00	5,423.80	89.25	99.40
February	21.74	5,311.30	98.82	97.90
March	20.41	5,298.60	93.88	99.80

(*)	Price adjusted for 2:1 stock dividend made by the Company in June 2004.

WIPRO LIMITED

Table 3

ADS Premium movement during the year 2004-05

WIPRO LIMITED

H	Registrar and Share Transfer Agents

The Board has delegated the power of share transfer to Registrar and Share Transfer Agents for processing of share transfers to Karvy Computershare Pvt. Ltd. Their complete address is as follows:

Karvy Computershare Pvt. Ltd. 51/2, Vanivilas Road T K N Complex Basavangudi Bangalore

Tel : 080 - 2661 3400 080 - 2662 1192 / 93 Fax : 080 - 2662 1169 Email : kannans@karvy.com

The turnaround time for completion of transfer of shares in physical form is generally less than 7 days from the date of receipt, if the documents are clear in all respects. We have internally fixed turnaround times for closing the queries/complaints received from the shareholders.

I	ADS Depository & Custodian

The Depository for our ADS is JP Morgan Chase Bank, USA. Their address is :

JP Morgan Chase Bank 4 New York Plaza, Floor 13 New York, NY 10004 Tel: 001-(212) 623 0432 Fax: 001-(212) 623 0079

The Custodian for our ADS in India is ICICI Bank Limited. Their complete address is :

ICICI Bank Limited Bandra Kurla Complex Bandra East Mumbai 400 051 Tel: 91-22-26531414 Fax: 91-22-26531165

J	Distribution of Shareholding:

	March 31, 2005				March 31, 2004
	No. of	% to			No. of	% to
	share-	share-	No. of	% to total	share-	share-	No. of	% to total
Category	holders	holders	shares	equity	holders	holders	shares	equity
0-500	93,674	95.39	4,601,710	0.65	47,046	95.96	1,459,951	0.63
501-1000	1,585	1.61	1,150,478	0.16	739	1.51	562,373	0.24
1001-2000	1,068	1.08	1,546,669	0.22	471	0.96	682,984	0.29
2001-3000	512	0.52	1,293,547	0.18	181	0.37	474,122	0.20
3001-4000	223	0.23	782,804	0.11	80	0.16	286,936	0.12
4001-5000	169	0.17	762,235	0.11	57	0.12	260,681	0.11
5001-10000	323	0.33	2,292,145	0.33	131	0.27	946,412	0.41
10001-50000	377	0.39	8,452,888	1.20	205	0.42	4,489,817	1.93
50001-100000	93	0.09	6,464,447	0.92	39	0.07	2,827,997	1.21
100001-5000000	157	0.17	82,025,252	11.66	69	0.14	26,094,269	11.22
Above 5000001	17	0.02	594,198,347	84.46	7	0.02	194,673,610	83.64
Total	98,198	100.00	703,570,522	100.00	49,025	100	232,759,152	100

Note: The above figures for 2005 reflect the issue of bonus shares made by the Company in the ratio 2:1 in June 2004.

WIPRO LIMITED

K Categories of Shareholders

		March 31, 2005		March 31, 2004
		No. of	% of	No. of	% of
	Category	Shares held	Holding	Shares held	Holding
A	PROMOTERS HOLDING
	Promoters
	Indian Promoters
	Promoter in his capacity as partner of Partnership Firms	487,760,400	69.33	162,586,800	69.85
	Promoter in his capacity as director of Private Limited companies	68,238,900	9.70	22,746,300	9.77
	Promoter in his individual capacity	28,021,530	3.98	9,340,510	4.10
	Promoter Director’s Relatives	717,300	0.10	239,100	0.01
	Foreign Promoters	Nil		Nil
	Persons acting in concert	Nil		Nil
	Sub-total	584,738,130	83.11	194,912,710	83.73
B	NON PROMOTER HOLDING INSTITUTIONAL INVESTORS
	Mutual funds and UTI	2,838,324	0.40	2,507,669	1.08
	Banks, Financial Institutions, Insurance Companies (Central/ State Government Institutions/ Non Government Institutions)	7,104,093	1.01	2,521,761	1.08
	FIIS	26,765,230	3.81	5,889,703	2.53
	Sub-total	36,707,647	5.22	10,919,133	4.69
C	OTHERS
	Private Corporate Bodies	12,243,732	1.74	4,135,547	1.78
	Indian Public	48,184,857	6.86	15,424,107	6.63
	NRIs	7,344,547	1.04	2,631,291	1.13
	Directors and Relatives	26,700	0.00	176,850	0.08
	Trusts	4,036,484	0.57	1,351,401	0.58
	ADRs	10,288,425	1.46	3,208,113	1.38
	Sub-total	82,124,745	11.67	26,927,309	11.58
	GRAND TOTAL (A+B+C)	703,570,522	100.00	232,759,152	100.00

*	The above figures for 2005 are after considering the effect of the issue of bonus shares made by the Company in the ratio 2:1 in June 2004.

L	Dematerialisation of Shares and Liquidity

Over 96% of outstanding equity has been dematerialised upto March 31, 2005.

M	Outstanding convertible instruments

As of March 31, 2005, there are no outstanding convertible instruments

WIPRO LIMITED

N	Outstanding ADRs as of March 31, 2005

Outstanding ADRs as of March 31, 2005 is : 10,288,425. Each ADR represents one underlying Equity Share.

O	Plant locations

a.	The addresses of the Company’s Software Development Facilities are located at :

Sl. No.	Address

1	S B Towers, 88, M G Road	Bangalore 560 001

2	Information Technology Park, Whitefield	Bangalore 560 066

3	8, 7th Main Block, Koramangala	Bangalore 560 095

4	K-312, Koramangala Industrial Layout V Block, Koramangala	Bangalore 560 095

5	271-271A, Sri Ganesh Complex Hosur Main Road, Madiwala I	Bangalore 560 068

6	26, Sri Chamundi Complex, Madiwala II, Bommanahalli, Hosur Main Road	Bangalore 560 068

7	No.1, 2, 3, 4 and 54/1, Survey No. 201/C, Madiwala III	Bangalore 560 068

8	No.1, 2, 3, 4 and 54/1, Survey No. 201/C, Madiwala III (Research & Development)	Bangalore 560 068

9	No.1, 2, 3, 4 and 54/3, Survey No. 201/C, Madiwala IV,	Bangalore

10	Sigma Infotech Park, Whitefield	Bangalore

11	Electronics City 1 — No. 72, Keonics Electronic City, Hosur Road	Bangalore 561 229

12	Electronics City – II, Tower IV, No. 72, Keonics Electronic City, Hosur Road	Bangalore 561 229

13	No.92, 2nd Main Road, KEONICS Electronic City – SIRI	Bangalore 561 229

14	S.No.70/1, 2, 3, 4 (P) & 84/1, 2, 3, 4 (P) Doddathogur Village, Begur Hobli, Bangalore	Bangalore 561 229

15	3rd Floor, Ahmed Plaza, No. 38/1&2, Bertenna Agrahara, Hosur Main Road	Bangalore

16	608-610, Carlton Towers, No. 1 Airport Road	Bangalore 560 001

17	111, Mount Road, Guindy	Chennai 600 032

18	475A, Shollinganallur, Old Mahabalipuram Road (CDC-III)	Chennai 600 019

19	Infotech Park, SDF Building, 4th Floor, Kusumagiri, Kakkanad	Cochin

20	1-8-448, Lakshmi Buildings, S.P. Road, Begumpet	Secunderabad 500 016

21	Survey Nos. 64, Serilingampali Mandal, Madhapur	Hyderabad 500 033

22	Queens Plaza, S.P. Road,	Hyderabad 500 033

23	S.No. 203/1, Manikonda Jagir Village, Rajendranagar Mandal, RR District	Hyderabad

24	Plot No.2, MIDC, Infotech Park, Hingewadi	Pune 411 027

25	Plot No.27/28, Phase IV, Udyog Vihar	Gurgaon 122 016

26	146/147, Mettagalli Industrial Area, Mettagalli	Mysore

27	Plot No 281,Phase II, Udyog Vihar, Gurgaon,	Haryana 122 106

28	Top Floor, Kings Court, 185, Kings Road Reading RG 14 EX,	United Kingdom

29	Chrysler Building, 6th Floor, 1 Riverside Drive West	Windsor ONN5A5K4, Canada

30	Web Campus, Kaistrasse, 101 Kiel 24114	Germany

31	Haninge Stockholm	Sweden

32	Room No.1064, Hatapankatu 1 (Kulma-Sarvis) Tampere	Finland

WIPRO LIMITED

b.	The Company’s manufacturing facilities are located at:

Sl. No.	Address	City
1	P O Box No.12, Dist. Jalgaon	Amalner 425 401
2	L-8, MIDC, Waluj	Aurangabad 431 136
3	105, Hootagalli Industrial Area	Mysore 571 186
4	A-28, Thattanchavady Industrial Estate	Pondicherry 560 058
5	120/1, Vellancheri,	Guduvanchery 603 202
6	Plot No.4, Anthrasanahalli Industrial Area	Tumkur 572 106
7	Baddi Industrial Area, Baddi	Himachal Pradesh

P	Address for correspondence

The address for correspondence : Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore 560 035, Karnataka, India.

Shareholders/ADR holders can contact the following officials for Company Secretarial matters relating to the Company.

Name	Telephone Number	Email id	Fax No.

V. Ramachandran	91-080-28440011-Extn 6185
	91-080-28440229 (Direct)	ramachandran.venkatesan@wipro.com	91-080-28440051

G. Kothandaraman	91-080-28440011 Extn 6183
	91-080-28440078 (Direct)	kothandaraman.gopal@wipro.com	91-080-28440051

As regards financial matters relating to the Company, investors/analysts can contact the following officials:

Name	Telephone Number	Email id	Fax No.

K.R. Lakshminarayana	91-080-28440011-Extn 6186	lakshminarayana.lan@wipro.com	91-080-28440051
91-080-28440079 (Direct)

R. Sridhar	001 408 242 6285	sridhar.ramasubbu@wipro.com	650 316 3467

Q	Awards and Rating

During the year 2004-05, Company has been awarded the National Award for Excellence in Corporate Governance for the year 2004 by the Institute of the Company Secretaries of India, New Delhi.

The Company has been assigned the highest rating of Shareholder Value Creation and Governance Rating 1 (called SVG 1), by ICRA Limited, a rating agency in India being an associate of Moody’s.

WIPRO LIMITED

IX	OTHER INFORMATION

A	Share capital history since 1946

History of IPO/Private placement/Bonus issues/Stock split/Allotment of shares pursuant to exercise of stock options

Type of	Year of	Ratio	Face Value	Shares Allotted		No. of	Total paid up
Issue	Issue		of Shares			Shares	Capital
			(Rs.)			Total	(Cumulative)
						(Cumulative)	(Rs.)
				No.	Nominal Value
IPO	1946		100/-	17,000	1,700,000	17,000	1,700,000
Bonus issue	1971		100/-	5,667	566,700	22,667	2,266,700
Bonus issue	1980	1:1	100/-	22,667	2,266,700	45,334	4,533,400
Bonus issue	1985	1:1	100/-	45,334	4,533,400	90,668	9,066,800
Private Placement	1985		100/-	1,500	4,683,400	92,168	9,216,800
Bonus issue	1987	1:1	100/-	92,168	9,216,800	184,336	18,433,600
Stock split		10:1	10/-			1,843,360	18,433,600
Bonus issue	1990	1:1	10/-	1,843,360	18,433,600	3,686,720	36,867,200
Bonus issue	1992	1:1	10/-	3,686,720	36,867,200	7,373,440	73,734,400
Issue of shares pursuant to merger of Wipro Infotech Limited and Wipro Systems Limited with the Company – Share swap	1995	1:1	10/-	265,105	2,651,050	7,638,545	76,385,450
Bonus issue	1995	1:1	10/-	7,638,545	76,385,450	15,277,090	152,770,900
Bonus issue	1997	2:1	10/-	30,554,180	305,541,800	45,831,270	458,312,700
Stock split	1999	5:1	2/-			229,156,350	458,312,700
ADR	2000	1:1	2/-	3,162,500	6,325,000	232,318,850	464,637,700
Allotment of equity shares pursuant to exercise of stock options	On various dates (Upto the record date for issue of bonus shares in the year 2004)		2/-	496,780	993,560	232,815,630	465,631,260
Bonus	2004	2:1	2/-	465,631,260	931,262,520	698,446,980	1396,893,780
Allotment of equity s hares pursuant to exercise of stock options	On various dates (After the record date upto March 31, 2005)		2/-	5,123,542	10,247,084	703,570,522	1407,141,044

B	Electronic Clearing Service/mandates/bank details

The members may please note that Electronic Clearing Service details contained in the Benpos data downloaded from the Depositories would be reckoned for payment of dividend. Shareholders desirous of modifying those instructions may write to the Company’s Registrar and Share Transfer Agent, M/s. Karvy Computershare Pvt. Ltd., Bangalore (for shares held in physical form) or to their respective Depository Participants (for shares held in electronic form).

C	Nomination in respect of shares

The Companies Act, 1956 provides facility for making nominations by shareholders in respect of their holding of shares. Such nomination greatly facilitates transmission of shares from the deceased shareholder to his/her nominee without having to go through the time consuming process of obtaining Succession Certificate/Probate of the Will, etc. It would, therefore, be in the best interest of the shareholders holding shares in physical form registered as sole holder to make such nominations.

Shareholders holding shares in demat form are advised to contact their Depositary Participant for making nominations.

WIPRO LIMITED

D	Other investor services

As part of investor friendly services, for the benefit of shareholders, Company has put in its website (http://www.wipro.com/ investors/ppt_files/Wipro_Investor_FAQ.pdf) certain procedural formalities/requirements on various topics related to transfers and transmission of shares, dematerialization, change of address, nomination, issue of duplicate share certificates and dividend.

E	Unclaimed dividends

Under the provisions of the Companies Act, 1956, dividends that are unclaimed for a period of seven years is required to be transferred to the Investor Education and Protection Fund administered by the Central Government.

We give below a table providing the dates of declaration of dividend since 1997-98 and the corresponding dates when unclaimed dividends are due to be transferred to the Central Government. The unclaimed amount since 1997-98 as of March 31, 2005 is also provided in the table given below:

Financial Year	Date of declaration of dividend	Last date for claiming	Unclaimed	Due date for transfer to Investor
		unpaid dividend	amount	Education and Protection Fund
1997-98	July 2, 1998	July 1, 2005	Rs.22,525	July 31, 2005
1998-99	July 29, 1999	July 28, 2006	Rs.43,023	August 27, 2006
1999-2000 (Interim)	May 24, 2000	May 23, 2007	Rs.54,920	June 22, 2007
2000-2001	July 19, 2001	July 18, 2008	Rs.104,969	August 17, 2008
2001-2002	July 18, 2002	July 17, 2009	Rs.20,21,600	August 16, 2009
2002-2003	July 17, 2003	July 16, 2010	Rs.157,123	August 15, 2010
2003-2004	June 11, 2004	June 9, 2011	Rs.20,95,615	July 8, 2011

Separate letters will be sent to the Shareholders who are yet to encash the dividend indicating that dividend yet to be encashed by the concerned shareholder and the amount remaining unpaid will be transferred as per the above dates. Members are requested to utilise this opportunity and get in touch with Company’s Registrar and Share Transfer Agent, M/s. Karvy Computershare Pvt. Limited, Bangalore for encashing the unclaimed dividend standing to the credit of their account.

After completion of seven years as per the above table, no claims shall lie against the said Fund or the Company for the amounts of dividend so transferred nor shall any payment be made in respect of such claims.

F	Secretarial Audit

A qualified practicing Company Secretary has carried out secretarial audit every quarter to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total issued and listed capital. The audit confirms that the total issued/paid up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialised shares held with NSDL and CDSL.

It is also confirmed that the Company has :

i.	filed all the forms and returns and furnished all the necessary particulars to the Registrar of Companies and/or authorities as required by the Act

ii.	issued all notices required to be given for convening of board meetings and general meeting, within the time limit prescribed by law

iii.	conducted the board meetings and annual general meeting as per the provisions of the Companies Act, 1956

iv.	complied with all the requirements relating to the minutes of the proceedings of the meetings of the directors and the shareholders

v.	made due disclosures to the Board and Shareholders required under the Act in pursuance of the disclosures made by the directors

vi.	obtained all the necessary approvals of directors, shareholders as per the requirements wherever required

vii.	effected share transfers and dispatched the certificates within the prescribed limit

viii.	paid dividend amounts to the shareholders and transferred unpaid dividend amounts, to the Investor Education and Protection Fund within the time limit prescribed

WIPRO LIMITED

X	COMPLIANCE

The certificate dated April 22, 2005 obtained from our Statutory Auditors M/s. N.M. Raiji & Co. is given at the end of this page of this Report.

XI	COMPLIANCE REPORT ON NON-MANDATORY REQUIREMENTS

A	Non-Executive Chairman of the Board

Our Chief Executive is the Chairman of the Company and hence this provision is not applicable.

B	Remuneration Committee

All the requirements of Compensation & Benefits Committee have been complied with and the details are included in item III B of this Report. However, the Chairman of the Compensation & Benefits Committee was unable to attend the Annual General Meeting held on June 11, 2004 due to health reasons.

C	Shareholder Rights

The quarterly, half-yearly declaration of financial performance including summary of the significant events on a periodic basis, are posted on the Company’s website www.wipro.com/Investors/Corpinfo.

D	Postal Ballot

There were no items for approval through Postal Ballot during the year and hence this item is not applicable.

AUDITOR’S CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of Wipro Limited

We have examined the compliance of conditions of Corporate Governance by Wipro Limited (the Company) for the year ended on 31st March, 2005, as stipulated in Clause 49 of the Listing Agreements of the Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expressions of opinion on the financial statement of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreements.

We have been explained that no investor grievances are pending for a period exceeding one month against the Company as per the records maintained by the Company.

We further state the such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For N.M. Raiji & Co., Chartered Accountants

Mumbai, April 22, 2005	J.M. Gandhi Partner Membership No. 37924

WIPRO LIMITED

COMPLIANCE REPORT WITH THE FINAL CORPORATE GOVERNANCE RULES OF THE NEW YORK STOCK EXCHANGE (the “NYSE”) AS APPROVED BY THE SECURITIES & EXCHANGE COMMISSION ON NOVEMBER 4, 2003 AND CODIFIED IN SECTION 303A OF THE NYSE LISTED COMPANY MANUAL

The NYSE’s Board of Directors approved significant changes in its listing standards in 2002, aimed at restoring investor confidence by strengthening corporate governance practices. Companies listed on the NYSE must comply with these Corporate Governance standards which are codified in Section 303A of the NYSE Listed Companies Manual. Though some of the requirements are not applicable, Wipro Limited (the “Company”) presently complies with all the practices.

Listed companies that are foreign private issuers (as such term is defined in Rule 3b-4 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”)) are permitted to follow their home country practice in lieu of the provisions of Section 303A, except that such companies are required to comply with the requirements of Sections 303A.06, 303.A.11 and 303.A.12(b) and (c).

A compliance report on the Corporate Governance Standards as codified in Section 303A of the NYSE Listed Company Manual is presented below :

1	Listed companies must have a majority of independent directors (303A.01)

The Board of Directors of our Company (the “Board”) is comprised of six Independent Non-Executive Directors, out of a total of eight directors.

2(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination. (303A.02(a))

Six directors on the Board are “independent” directors as defined by this clause.

2(b)	A director is or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company. (303A.02(b)(i))

None of our existing independent directors has held an office of employment in the Company at any point of time. None of the immediate family members of the independent directors is, or has been within the last three years, employed as an executive officer of the Company.

2(c)	A director has received, or has an immediate family member who has received, during any 12 months period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service). (303A.02(b)(ii))

None of our independent directors or their immediate family members receives any other direct compensation apart from their directorship and committee fees, pension, or any form of deferred compensation or has ever received such compensation at any point of time.

2(d)	A director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; a director is a current employee of such a firm; a director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice or; a director or an immediately family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the company’s audit within that time. (303A.029(b)(iii))

None of our directors or their immediate family members have ever been affiliated or employed in any capacity by a present or former internal or external auditor of the Company at any point of time and have ever participated in the firm’s audit or assurance or tax compliance practice.

2(e)	A director or an immediate family member, is or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee. (303A.02(b)(iv))

None of our directors or their immediate family members is or has been within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that company’s compensation committee.

2(f)	A director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount, which, in any of the last three fiscal years, exceeds the greater of $1 Million or 2% of such other company’s consolidated gross revenues. (303A.02(b)(v))

None of the directors is a current employee, nor any of their immediate family members is a current executive officer of a company that has made payments to, or received payments from, the Company for property or services in an amount, which, in any of the last three fiscal years, exceeds the greater of $1 Million or 2% of such other company’s consolidated gross revenues.

3	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management. (303A.03)

Non-management directors regularly meet at scheduled executive sessions without management prior to every meeting of the Board of Directors held during the year. All executive sessions were presided over by Mr. N. Vaghul, the lead independent director.

WIPRO LIMITED

4(a)	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. (303A.04(a))

4(b)	The nominating/corporate governance committee must have a written charter that addresses: (303A.04(b)(i) & (ii))

i.	the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance principles applicable to the corporation; and oversee the evaluation of the board and management; and

ii.	an annual performance evaluation of the committee.

These requirements have been complied with. Our Nomination and Corporate Governance Committee was formed in October 2002 and is comprised entirely of three independent directors. The Nomination and Corporate Governance Committee’s responsibilities include:

-	developing, updating and recommending to the Board a set of corporate governance guidelines applicable to the Company;

-	implementing policies and processes relating to corporate governance principles; and

-	forming policies and procedures to assess the requirements for the induction of new members on the Board and to make recommendations for the same.

Board membership criteria

The Nomination and Corporate Governance Committee is comprised entirely of independent directors and works closely with the Board in identifying, screening, recruiting and recommending directors for nomination by the Board for election as members of the Board.

Board members are expected to possess strong management experience, ideally with major public companies with successful multinational operations, other areas of expertise or experience that are desirable, given the Company’s business and the current membership of the Board, such as expertise or experience in Information Technology businesses, manufacturing, international, financial or investment banking, scientific research and development, senior level government experience and academic administration, personal characteristics matching with the Company’s values, such as integrity, accountability, financial literacy, and high performance standards.

Re-appointment of Directors in the Annual General Meeting

Our Articles of Association provide that at least two-thirds of the directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re- election.

Pursuant to the above provisions, during the year 2004-05, the Nomination and Corporate Governance Committee has recommended for re-appointment, Dr. Ashok Ganguly and Professor Eisuke Sakakibara, both of whom must retire by rotation this year.

Performance evaluation

The Nomination and Corporate Governance Committee of the Board evaluates the performance of the members of the Board and its Committees.

5(a)	Listed companies must have a compensation committee composed entirely of independent directors. (303A.05(a))

5(b)	The compensation committee must have a written charter that addresses: (303A.05(b))

(i)	the committee’s purpose – which, at minimum, must be to have direct responsibility to: (303A.05(b)(i))

(A)	review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation; and

(B)	make recommendations to the board with respect to non-CEO executive officer compensation and incentive- compensation and equity based plans that are subject to board approval; and

(C)	produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual proxy statement or annual report on Form 10K filed with the SEC;

(ii)	an annual performance evaluation of the compensation committee. (303A.05(b)(ii))

These requirements have been complied with. The charter of the Compensation and Benefits Committee of the Board is approved and modified by the Board from time to time. The disclosure with respect to executive officer compensation is provided in the Company’s Annual Report on Form 20-F. The performance evaluation of this committee is done by the Nomination and Corporate Governance Committee of the Board.

The Board also gives appropriate direction to this committee from time to time.

6	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. (303A.06)

This requirement has been complied with. The Company has an Audit Committee that satisfies the requirements of Rule 10A- 3 under the Exchange Act.

WIPRO LIMITED

7(a)	The audit committee must have a minimum of three members. (303A.07(a))

The Company’s Audit Committee is comprised of three independent directors.

7(b)	In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02. (303A.07(b))

This requirement has been complied with. The members of the Company’s Audit Committee satisfy all the requirements for independence set forth in Rule 10A-3(B)(1) of the Exchange Act and Section 303A.02 of the NYSE Listed Company Manual.

7(c)	The audit committee must have a written charter that addresses: (303A.07(c))

(i)	the committee’s purpose – which, at minimum, must be to:

(A)	assist board oversight of (1) the integrity of the company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the company’s internal audit function and independent auditors; and

(B)	prepare an audit committee report as required by the SEC to be included in the company’s annual proxy statement.

(ii)	an annual performance evaluation of the audit committee; and

The above requirements have been complied with. The reports of the Audit Committee, Management and Independent Auditors’ have been included in the Company’s Annual Report on Form 20-F.

(iii)	the duties and responsibilities of the audit committee – which, at minimum, must include those set out in Rule 10A- 3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:

The duties and responsibilities of the Company’s Audit Committee include among other things, those set forth in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act.

(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality- control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company. (303A.07(c)(iii)(A)

The Company’s Audit Committee obtains and reviews a report of the Company’s independent auditor that describes the issues set forth above on a quarterly basis.

(B)	meet to review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” (303A.07(c)(iii)(B)

This requirement has been complied with. The Company’s Audit Committee regularly meets to review and discuss the annual audited and quarterly financial statements with management and the Company’s independent auditor, including a review of the Company’s disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as provided in its Quarterly Report on Form 6-K and Annual Report on Form 20-F.

(C)	discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. (303A.07(c )(iii)(C))

This requirement has been complied with. The Audit Committee reviews and discusses all earnings press releases, financial information and earnings guidance on a quarterly and annual basis.

(D)	discuss policies with respect to risk assessment and risk management.

The policies with respect to risk assessment and risk management relating to various aspects of the Company’s business as adopted by the Company are reviewed and discussed by the Audit Committee and the Board from time to time.

(E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors. (303A.07(c )(iii)(E))

The Company’s Audit Committee meets separately with the Management, the Company’s Head of Internal Audit and the independent auditors of the Company on a quarterly basis.

(F)	review with the independent auditor any audit problems or difficulties and management’s response. (303A.07 (c)(iii)(F))

This requirement has been complied with. The Audit Committee reviews the independent auditor’s functions, problems or difficulties including discussions of the responsibilities, on a quarterly basis.

(G)	set clear hiring policies for employees or former employees of the independent auditors. (303A.07(c )(iii)(G))

This requirement has been complied with. The Company has not employed any of the employees or former employees of the independent auditors.

WIPRO LIMITED

(H)	report regularly to the board of directors. (303A.07(c )(iii)(H))

This requirement has been complied with. The Audit Committee and the Board review on a quarterly basis the performance and independence of the Company’s independent auditors, the performance of the Company’s internal audit team, the quality or integrity of the Company’s financial statements, and the Company’s compliance with legal or regulatory requirements.

7(d)	Each listed company must have an internal audit function. (303A.07(d)

The Company’s Internal Audit is an ISO 9001:2000 certified function. The Audit Committee reviews the audit observations of the Company’s Internal Audit department pertaining to various business units and discusses these observations with Management.

8	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions explained below: (303A.08)

All of the Company’s equity compensation plans have been approved by the Company’s shareholders.

9	Listed companies must adopt and disclose corporate governance guidelines (303A.09)

A detailed report on corporate governance as well as a brief summary of the charters of the various committees of the Board is made available as part of the Company’s Annual Report and is also available on the Company’s website (www.wipro.com/ Investors/Corpinfo). In addition, the charters of the Audit Committee, Compensation and Benefits Committee, Nomination and Corporate Governance Committee and detailed corporate governance guidelines of the Company are also available on the same website. ( www.wipro.com/Investors/Corpinfo).

10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. (303A.10)

The Company has adopted a Code of Business Conduct and Ethics and makes it available generally on the Company’s website (www.wipro.com/Investors/Corpinfo). There have been no waivers of the Code to date.

11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. (303A.11)

Although the Company’s required home country standards on corporate governance may differ from the NYSE listing standards, the Company’s actual corporate governance policies and practices are in compliance with the NYSE listing standards applicable to domestic companies.

12	Certification requirements

(a)	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary (303A.12(a))

This requirement has been complied with. The certificate from the CEO is reproduced at the end of this report.

(b)	Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A. (303A.12(b))

This requirement has been incorporated into the Company’s policies and procedures and would trigger such a notification in the event any executive officer becomes aware of material non-compliance with the applicable provisions of Section 303A. Through the date hereof, no event has occurred in the Company that would necessitate any notification to the NYSE pursuant to this requirement.

(c)	Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE. (303A.12(c))

The Company will file its Annual Written Affirmation pursuant to Section 303A.12(c) with the NYSE on or before August 20, 2005.

ANNUAL CERTIFICATION BY CEO PURSUANT TO SECTION 303A.12(a) OF THE NEW YORK STOCK EXCHANGE (NYSE) LISTED COMPANY MANUAL

As the Chief Executive Officer of Wipro Limited and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE’s Corporate Governance Listing Standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as an attachment hereto.

Sd/-

Azim H. Premji
Date : April 22, 2005	Chief Executive Officer

WIPRO LIMITED

INDEX TO FINANCIAL STATEMENTS

Pages

Financial Statements - Wipro Limited

Auditors’ Report	71-73

Financial Statements	74-98

Financial Statements - Wipro Limited Consolidated

Auditors’ Report	99

Financial Statements	100-121

Management Discussion & Analysis	122-130

Reconciliation of Profits between

Indian GAAP and US GAAP	131

WIPRO LIMITED

AUDITORS’ REPORT

To the Members of WIPRO LIMITED

1.	We have audited the attached Balance Sheet of Wipro Limited, as at March 31, 2005 and also the related Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As required by the Companies (Auditor’s Report) Order, 2003, (the Order) duly amended by the Notification issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4.	Further to our comments in the Annexure referred to above, we report that :

(i)	We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(ii)	In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(iii)	The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of accounts;

(iv)	In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(v)	On the basis of written representations received from the Directors as on March 31, 2005 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2005 from being appointed as a Director in terms of Clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

(v)	In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached there to give the information required by the Companies Act, 1956, and give a true and fair view in conformity with the accounting principles generally accepted in India.

(a)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2005;

(b)	in the case of Profit and Loss Account, of the Profit for the year ended on that date; and

(c)	in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For N.M. Raiji & Co.,
Chartered Accountants

J.M. Gandhi
Mumbai, April 22, 2005	Partner
Membership No. 37924

WIPRO LIMITED

Annexure to the Auditor’s report of even date for the Members of WIPRO LIMITED

[Referred to in paragraph 3 of the Auditor’s Report of even date to the Members of Wipro Limited on the financial statements for the year ended March 31, 2005]

(i)	(a)	The Company is maintaining proper records showing full particulars, including quantitative details and the situation of its fixed assets;

	(b)	A major portion of fixed assets has been physically verified by the management during the year. In our opinion, the frequency of verification of the fixed assets by the management is reasonable having regard to the size of the Company and the nature of its assets. The discrepancies noticed have been properly dealt with in the books of account;

	(c)	The assets disposed off during the year are not significant and therefore do not affect the going concern assumption;

(ii)	(a)	The inventory other than that with third parties have been physically verified by the management at reasonable intervals. There is a process of obtaining confirmation in respect of inventory with the third parties;

	(b)	In our opinion and according to the information and explanations given to us, the procedure for physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business;

	(c)	In our opinion, the Company has maintained proper records of inventory. The discrepancies between the physical stocks and the book stocks were not material and have been properly dealt with in the books of account;

(iii)	(a)	During the year, the Company has granted one Inter Corporate Deposits (ICD) of Rs. 273 million to its subsidiary;

	(b)	The rate of interest and other terms and conditions of the said ICD are prima-facie not prejudicial to the interest of the Company;

	(c)	During the year, neither the principal amount nor the interest has become due, as per the terms of said deposit hence there is no overdue amount as on the Balance Sheet date;

	(d)	As informed to us the Company has not taken any loan secured or unsecured from parties listed under Section 301 of the Companies Act, 1956;

(iv)		In our opinion and according to the information and explanations provided to us there are adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventory and fixed assets and for sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal control system;

(v)	(a)	According to the information and explanations provided by the management, we are of the opinion that the contracts and arrangements that need to be entered into the register maintained under Section 301 have been properly entered in the said register;

	(b)	According to the information and explanations given to us, in our opinion contracts and arrangements entered in the registers maintained under Section 301 have been made at prices which are reasonable having regard to prevailing market prices at the relevant time;

(vi)		The Company has not accepted any deposits from the public;

(vii)		In our opinion, the Company has a system of internal audit, which is commensurate with its size and nature of its business;

(viii)		We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government under Section 209(1)(d) of the Companies Act, 1956 for maintenance of Cost records in respect of Vanaspati, Soaps, Lighting and Electronic products and are of the opinion that, prima facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records with a view to determine whether they are accurate or complete;

(ix)	(a)	As per the records of the Company and information and explanations provided to us, the Company is generally regular in depositing with appropriate undisputed amount of provident fund, investor education protection fund, employees’ state insurance, income-tax, sales-tax, wealth-tax, service tax, customs duty, excise duty, cess and other applicable statutory dues. No undisputed amounts were outstanding as at 31st March, 2005 for a period of more than six months from the date they became payable;

	(b)	The following are the details of disputed income-tax, excise duty, customs duty, service tax, sales-tax, cess that have not been paid to the concerned authorities;

WIPRO LIMITED

Sl.	Nature of the	Relevant	Forum where dispute is pending	Unpaid amount
No.	Statutory dues	Financial Year		(Rs. in Million)
1	Income Tax	1985-86	Assessing Officer	2.93
		1999-00	The Company is in the process of filing appeal before - IT Appellate Tribunal	42.54
		2000-01 & 2001-02	CIT (Appeals)	3,717.18
2	Wealth Tax	2001-02	The Company is in the process of filing appeal before CIT (Appeals)	0.65
3	Central Excise	1991-92 to 2003-04	Assessing officer/First Appellate Authority	33.40
			CESTAT (Tribunal)	30.55
4	Customs Duty	1998-99 to 2003-04	Assessing Officer/First Appellate Authority	3.37
			CESTAT (Tribunal)	20.11
5	Sales Tax	1985-86 to 2004-05	Assessing Officer/First Appellate Authority	94.76
			Sales Tax Tribunal	23.12
			High Courts	0.82

(x)	The Company has neither accumulated losses at the end of the financial year nor incurred cash losses during the year and in the year immediately preceding it;

(xi)	Based on our audit procedures and on the information and explanations given by the management, the Company has not defaulted in repayment of dues to any financial institution or bank;

(xii)	Based on our examination and according to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities;

(xiii)	The Company is not a chit/nidhi/mutual benefit fund/society and clause xiii of the Order is not applicable;

(xiv)	The Company is not dealing or trading in shares, securities, debentures and other investments;

(xv)	On the basis of the information and explanations given to us the Company has not given any guarantee for loans taken by others from bank or financial institutions;

(xvi)	The Company had not taken any term loans during the year and there were no outstanding term loans;

(xvii)	On the basis of our examination of the books of account and the information and explanation given to us, in our opinion, the funds raised on short-term basis by the Company have not been used for long-term investment;

(xviii)	During the year, the Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Act;

(xix)	The Company did not have any outstanding debentures during the year;

(xx)	The Company has not raised any money by public issues during the year;

(xxi)	Based on the audit procedures performed and information and explanations given to us by the management, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For N.M. Raiji & Co.,
Chartered Accountants

J.M. Gandhi
Mumbai, April 22, 2005	Partner
Membership No. 37924

WIPRO LIMITED

BALANCE SHEET

		(Rs. in Million)
		As of March 31,
	Schedule	2005	2004

SOURCES OF FUNDS

Shareholders’ Funds

Share Capital	1	1,407.14	465.52
Share application money pending allotment		12.05	—
Reserves and Surplus	2	47,517.29	34,610.39

		48,936.48	35,075.91

Loan Funds
Secured loans	3	215.89	947.47
Unsecured loans	4	405.03	59.41

		620.92	1,006.88

Total		49,557.40	36,082.79

APPLICATION OF FUNDS

Fixed Assets
Goodwill		85.54	85.54
Gross block	5	17,549.33	13,251.22
Less : Depreciation		8,555.26	6,786.59

Net Block		8,994.07	6,464.63
Capital work-in-progress and advances		2,502.39	1,397.12

		11,582.00	7,947.29

Investments	6	28,595.11	24,560.33
Deferred Tax Assets (refer Note 11)		318.56	315.53
Current Assets, Loans and Advances
Inventories	7	1,273.74	1,020.79
Sundry Debtors	8	14,065.14	10,592.61
Cash and Bank balances	9	5,368.96	2,900.94
Loans and advances	10	5,675.19	5,523.44

		26,383.03	20,037.78

Less : Current Liabilities and Provisions
Liabilities	11	12,084.35	8,175.06
Provisions	12	5,236.95	8,603.08

		17,321.30	16,778.14

Net Current Assets		9,061.73	3,259.64

Total		49,557.40	36,082.79

SIGNIFICANT ACCOUNTING POLICIES	}	19
AND NOTES TO ACCOUNTS	}

As per our report attached	For and on behalf of the Board of Directors

for N.M. Raiji & Co.,	Azim Hasham Premji	Vivek Paul	N. Vaghul
Chartered Accountants	Chairman	Vice Chairman	Director

J.M. Gandhi
Partner	Suresh C. Senapaty	V. Ramachandran	P.M. Sinha
Membership No. 37924	Corporate Executive Vice President & Chief Financial Officer	Company Secretary	Director
Mumbai, April 22, 2005		Bangalore, April 22, 2005

WIPRO LIMITED

PROFIT AND LOSS ACCOUNT

			(Rs. in Million, except share data)
		Schedule	Year ended March 31,
			2005	2004

INCOME
Gross Sales and Services			72,761.80	51,881.93
Less: Excise Duty			430.19	555.13

Net Sales and Services			72,331.61	51,326.80
Other Income		13	935.34	1,269.92

	Total		73,266.95	52,596.72

EXPENDITURE
Cost of goods sold		14	47,532.40	34,711.37
Selling and Marketing Expenses		15	5,105.43	4,618.46
General and Administration Expenses		16	3,003.21	2,409.25
Interest		17	55.68	35.17

	Total		55,696.72	41,774.25

PROFIT BEFORE TAXATION			17,570.23	10,822.47
Provision for Taxation (refer Note 10)			2,622.02	1,673.67

PROFIT FOR THE YEAR			14,948.21	9,148.80

Appropriations
Proposed Dividend			3,517.85	931.04
Proposed One-Time Dividend			—	5,818.98

Total Dividend			3,517.85	6,750.02
Tax on distribution of Dividend			493.38	864.85

TRANSFER TO GENERAL RESERVE			10,936.98	1,533.93

Earnings per Share — EPS
(PY : Adjusted EPS for bonus issue in ratio of 2:1)
Basic (in Rs.)			21.48	13.19
Diluted (in Rs.)			21.29	13.17
Number of shares for calculating EPS
(PY : Adjusted for bonus issue in ratio of 2:1)
Basic			695,777,186	693,870,390
Diluted			702,167,128	694,545,321

SIGNIFICANT ACCOUNTING POLICIES	}
AND NOTES TO ACCOUNTS	}	19

As per our report attached	For and on behalf of the Board of Directors
for N.M. Raiji & Co.,	Azim Hasham Premji	Vivek Paul	N. Vaghul
Chartered Accountants	Chairman	Vice Chairman	Director

J.M. Gandhi
Partner	Suresh C. Senapaty	V. Ramachandran	P.M. Sinha
Membership No. 37924	Corporate Executive Vice President	Company Secretary	Director
& Chief Financial Officer
Mumbai, April 22, 2005		Bangalore, April 22, 2005

WIPRO LIMITED

	(Rs. in Million, except share data)
	As of March 31,
	2005	2004

SCHEDULE 1 SHARE CAPITAL

Authorised
750,000,000 (2004: 375,000,000) Equity shares of Rs. 2 each	1,500.00	750.00
25,000,000 (2004: 25,000,000) 10.25% Redeemable Cumulative Preference Shares of Rs. 10 each	250.00	250.00

	1,750.00	1,000.00

Issued, subscribed and paid-up
703,570,522 (2004: 232,759,152) equity shares of Rs. 2 each	1,407.14	465.52

Total	1,407.14	465.52

Notes :

Of the above equity shares :

i)	692,537,085 equity shares/American Depository Receipts (ADRs) (2004 : 226,905,825), have been allotted as fully paid bonus shares/ADRs by capitalization of Share Premium of Rs. 32.64 and General Reserves of Rs. 1,352.44.

ii)	1,325,525 equity shares (2004 : 1,325,525) have been allotted as fully paid-up, pursuant to a scheme of amalgamation, without payment being received in cash.

iii)	3,162,500 shares representing 3,162,500 American Depository Receipts issued during 2000-2001 pursuant to American Depository offering by the Company.

iv)	5,620,412 (2004 : 440,302) equity share issued pursuant to Employee Stock Option Plan.

	As of March 31,
	2005	2004

SCHEDULE 2 RESERVES AND SURPLUS
Capital Reserve	9.50	9.50
Capital Redemption Reserve	250.04	250.04
Share Premium
As at April 1,	6,732.28	6,492.85
Add : Received on exercise of stock options by employees	2,566.77	239.43

	9,299.05	6,732.28

Restricted Stock Units Reserve (a)
Cumulative charge to Profit and Loss Account	334.41	—
General Reserve
As at April 1,	27,618.57	26,084.64
Add : Transfer from Profit and Loss Account	10,936.98	1,533.93
Less : Amount utilised for Bonus shares	931.26	—

	37,624.29	27,618.57

Summary
As at April 1, 2004	34,610.39	32,837.03

As at March 31, 2005	47,517.29	34,610.39

(a)	Represents cumulative charge to profit and loss account to be treated as share premium at the time of allotment of shares.

WIPRO LIMITED

			(Rs. in Million)
	Note		As of March 31,
SCHEDULE 3 SECURED LOANS	Reference		2005	2004

From Banks
Cash credit facility	(a	)	214.21	945.79
Development loan from Karnataka Government	(b	)	1.68	1.68

Total			215.89	947.47

Notes :

(a)	Secured by hypothecation of stock-in-trade, book debts, stores and spares, and secured / to be secured by a second mortgage over certain immovable properties.

(b)	Secured by a pari-passu second mortgage over immovable properties at Mysore and hypothecation of movable properties other than inventories, book debts and specific equipments referred to in Note (a) above.

	As of March 31,
SCHEDULE 4 UNSECURED LOANS	2005	2004

Cash credit facility — Overseas	349.76	—
Other Loans and Advances
Interest free loan from state government	54.02	58.16
Interest free loan from state financial institutions	1.25	1.25

Total	405.03	59.41

WIPRO LIMITED

SCHEDULE 5 FIXED ASSETS									(Rs. in Million)
PARTICULARS	GROSS BLOCK				PROVISION FOR DEPRECIATION				NET BLOCK
	As on	Additions	Deductions/	As on	As on	Depreciation	Deductions/	As on	As on	As on
	April 1,		adjustments	March 31,	April 1,	for the	adjustments	March 31,	March 31,	March 31,
	2004			2005	2004	period		2005	2005	2004

Land	741.52	529.83	5.57	1,265.78	12.58	0.52	11.00	2.10	1,263.68	728.94
Buildings	2,553.99	860.38	1.80	3,412.57	159.37	53.64	0.79	212.22	3,200.35	2,394.62
Railway siding	0.01	—	—	0.01	0.01	—	—	0.01	—	—
Plant & Machinery	7,318.57	2,209.07	25.10	9,502.54	5,200.16	1,291.49	11.36	6,480.29	3,022.25	2,118.41
Furniture, Fixture and Equipments }	1,815.14	475.93	23.43	2,267.64	1,036.16	316.67	11.69	1,341.14	926.50	778.98
Vehicles	759.92	349.45	90.65	1,018.72	361.84	183.57	56.16	489.25	529.47	398.08
Technical Know-how	10.38	—	—	10.38	10.38	—	—	10.38	—	—
Patents, Trademarks & Rights }	51.69	20.00	—	71.69	6.09	13.78	—	19.87	51.82	45.60

Total	13,251.22	4,444.66	146.55	17,549.33	6,786.59	1,859.67	91.00	8,555.26	8,994.07	6,464.63

WIPRO LIMITED

	(Rs. in Million except share data)
				As of March 31,

	Number		Face value	2005	2004

SCHEDULE 6 INVESTMENTS
All shares are fully paid up unless otherwise stated
Investments – Long Term (at cost)
Investments in subsidiary companies
Unquoted
Equity Shares
Wipro Consumer Care Limited	50,000	Rs.	10	0.50	0.50
Wipro Chandrika Limited	900,000	Rs.	10	6.79	0.50
(Additional shares acquired - 629,173 Nos. & Bonus shares allotted - 220,827 Nos.)
Wipro Trademarks Holding Limited	94,000	Rs.	10	22.13	0.50
Wipro Travel Services Limited	66,171	Rs.	10	0.66	0.66
Wipro HealthCare IT Limited	3,410,002	Rs.	10	243.88	243.88
Wipro BPO Solutions Limited	26,569,139	Rs.	10	1,833.96	1,234.64
(formerly Wipro Spectramind Services Limited)
Wipro Fluid Power Limited	9,047,600	Rs.	10	102.97	102.97
Wipro Holding Mauritius Limited	2,760,000		$1	132.44	132.44
Wipro Inc., USA	15,111		$2,500	1,672.51	1,040.89
Wipro Japan KK, Japan	650	JPY	50,000	9.74	9.74
Wipro Shanghai Limited, China	not applicable			9.29	—
	(limited liability company)

				4,034.87	2,766.72

Preference Shares
9% cumulative redeemable preference shares held in Wipro Trademarks Holding Limited	1,800	Rs.	10	0.02	0.02
Spectramind Limited, Bermuda (zero coupon, non-redeemable convertible series A preferred shares)	963,092,931		$0.01	3,384.17	3,384.17
1% cumulative redeemable preference shares in Wipro Fluid Power Limited	3,600,000	Rs.	10	360.00	360.00

				3,744.19	3,744.19

Investments in equity shares of other companies - Unquoted
Wipro GE Medical Systems Private Ltd. (refer Note below)	4,900,000	Rs.	10	49.00	49.00
WeP Peripherals Ltd.	7,060,000	Rs.	10	94.60	94.60

				143.60	143.60

Other Investments Unquoted
Investments in Debentures of Paradyne Infotech	126,000			12.60	—
Quoted
Investments - short term :
In money market mutual funds
UTI MF (346,057 units purchased during the year)	759,669			815.30	562.63
Alliance Capital Mutual Fund (50,143,931 units purchased/ 35,694,601 redeemed during the year)	—			—	505.19
Prudential ICICI Mutual Fund (196,837,250 units purchased/ 209,635,911 units redeemed during the year)	114,165,589			1,551.22	2,260.39
HDFC Mutual Fund	141,244,155			1,735.61	2,602.87
Standard Chartered Mutual Fund (41,090,000 units purchased/ 130,152,327 units redeemed during the year)	166,729,514			1,673.24	2,066.53
Reliance Mutual Fund (200,800,036 units purchased/ 202,638,921 units during the year)	212,008,193			2,349.60	1,765.38
Franklin	—			—	1,576.42
Templeton Floating Fund (98,883,661 units purchased/ 52,727,509 units redeemed during the year)	121,408,763			1,216.25	157.79
Franklin Templeton India Mutual Fund	—			—	100.85
Deutsche MF (29,893,579 units redeemed during the year)	105,340,142			1,070.87	577.80
ING MF (10,078,972 units redeemed during the year)	39,308,562			400.00	367.94
Can Liquid MF (21,155,167 units purchased during the year)	63,252,568			750.00	499.25
Sundaram MF (10,508,207 redeemed during the year)	51,937,149			672.40	172.34
Cholamandalam Mutual Fund	43,830,542			524.57	176.57
Kotak Mutual Fund (43,227,664 units purchased during the year)	156,576,993			1,837.04	1,317.54
J M Mutual Fund (14,597,516 units purchased/23,950,024 units redeemed during the year)	101,065,101			1,012.21	1,406.29

WIPRO LIMITED

	(Rs. in Million except share data)
			As of March 31,

	Number	Face value	2005	2004

DSP Merrill Lynch Mutual Fund	67,294,739		673.62	459.33
SBI Insta Cash (23,950,024 units purchased during the year)	32,597,065		331.31	—
HSBC Cash fund (73,881,276 units purchased / 36,488,276 redeemed during the year)	126,214,854		1,165.01	—
Birla Mutual Fund (185,335,620 units purchased / 79,842,212 units redeemed during the year)	106,192,909		1,063.04	1,438.91
Tata Mutual Fund (82,821,449 units purchased / 171,017,578 units redeemed during the year)	1,313,524		1,512.51	—
Principal AMC Mutual Fund (90,234,457 units purchased/75,644,750 units redeemed during year)	40,789,669		414.25	—

			20,768.05	18,014.02

Total			28,703.31	24,668.53

Less : Provision for diminution in value of long term investments			108.20	108.20

Total			28,595.11	24,560.33

Aggregate book value of quoted investments			20,768.05	18,014.02
Aggregate book value of unquoted investments (net of provision)			7,827.06	6,546.31
Aggregate market value of quoted investments and investments in mutual funds			20,887.05	18,038.44

Note : Equity investments in this company carry certain restrictions on transfer of shares that is normally provided for in joint venture agreement.

	(Rs. in Million)
	As of March 31,
	2005	2004

SCHEDULE 7 INVENTORIES
Stores and Spares	20.22	21.19
Raw Materials	619.37	458.35
Stock in Process	27.44	38.01
Finished Goods	606.71	503.24

Total	1,273.74	1,020.79

Basis of stock valuation :

i)	Raw materials, stock in process and Stores & Spares at or below cost.

ii)	Finished Goods at cost or net realisable value, whichever is lower.

	(Rs. in Million)
	As of March 31,
	2005	2004

SCHEDULE 8 SUNDRY DEBTORS

(Unsecured)
Over Six Months
Considered Good	494.38	480.67
Considered Doubtful	785.38	687.04

	1,279.76	1,167.71

Others
Considered Good	13,570.76	10,111.94
Considered Doubtful	—	30.76

	13,570.76	10,142.70

Less : Provision for Doubtful Debts	785.38	717.80

Total	14,065.14	10,592.61

WIPRO LIMITED

	(Rs. in Million)
	As of March 31,
	2005	2004

SCHEDULE 9 CASH AND BANK BALANCES

Cash and Cheques on hand	108.08	207.84
Balance with scheduled banks
On Current Account	2,404.42	539.41
In Deposit Account	0.08	0.08
Balance with other banks in Current Account
Bank of America, USA	65.12	84.96
Bank of Montreal, Canada	0.29	(3.81)
RABO Bank, Netherlands	—	1.68
Midland Bank, UK	392.64	437.76
Nations Bank, UK	—	5.65
Saudi British Bank, Saudi Arabia	17.96	24.17
Standard Chartered Bank, UAE	1.16	0.97
Wells Fargo, USA	2,354.35	1,602.23
CCF Paris AG Centrale, France	5.89	—
Chase Manhatten, USA	7.50	—
Uni Credit Banca — Italy	11.47	—

Total	5,368.96	2,900.94

Maximum balances during the year
Bank of America, USA	120.36	183.99
Bank of Montreal, Canada	8.99	39.18
RABO Bank, Netherlands	1.68	1.68
Midland Bank, UK	453.87	437.76
Nations Bank, UK	5.65	5.65
Saudi British Bank, Saudi Arabia	17.96	24.17
Standard Chartered Bank, UAE	1.16	6.34
Wells Fargo, USA	2,443.41	3,567.80
CCF Paris AG Centrale, France	5.89	—
Chase Manhatten, USA	7.50	—
Uni Credit Banca — Italy	11.47	—

SCHEDULE 10 LOANS AND ADVANCES

(Unsecured, considered good unless otherwise stated)
Advances recoverable in cash or in kind or for value to be received
Considered Good	2,277.99	2,680.88
Considered Doubtful	91.18	74.82

	2,369.17	2,755.70

Less : Provision for Doubtful Advances	91.18	74.82

	2,277.99	2,680.88

Inter Corporate Deposits with subsidiary	273.01	—
Share application money pending allotment	113.75	—
Other Deposits	699.14	683.03
Advance Income Tax (net of provision)	205.10	587.74
Balances with Excise and Customs	8.07	25.25
Unbilled Revenues	2,098.13	1,546.54

Total	5,675.19	5,523.44

WIPRO LIMITED

	(Rs. in Million)
	As of March 31,
	2005	2004

SCHEDULE 11 LIABILITIES

Sundry Creditors	3,239.82	2,525.66
Unclaimed Dividends	4.50	1.49
Advances from customers	652.72	534.83
Unearned Revenues	639.64	363.33
Other Deposits	340.98	340.98
Other Liabilities	7,206.69	4,408.77

Total	12,084.35	8,175.06

SCHEDULE 12 PROVISIONS

Employee retirement benefits	773.28	630.85
Warranty Provision	452.44	357.36
Proposed dividend	3,517.85	931.04
Proposed one-time dividend	—	5,818.98
Tax on proposed dividend	493.38	864.85

Total	5,236.95	8,603.08

	Year ended March 31,
	2005	2004

SCHEDULE 13 OTHER INCOME

Dividend on Mutual Fund Units	643.90	783.13
Interest on debt instruments and others	30.70	20.30
Rental income	22.63	45.03
Profit on sale of Mutual Fund Units	35.59	—
Profit on disposal of Fixed Assets	108.90	108.25
Exchange differences — Net	36.49	229.01
Miscellaneous Income	57.13	84.20

Total	935.34	1,269.92

Tax deducted at source Rs. 132.84 Million (2004 : Rs. 74.75 Million)

SCHEDULE 14 COST OF GOODS SOLD

Raw materials, Finished and Process Stocks *	11,476.82	8,208.67
Stores & Spares	308.79	159.30
Power and Fuel	465.38	359.06
Employee Compensation including onsite allowance	25,762.62	18,712.46
Contribution to provident and other funds	367.38	248.26
Gratuity and pension	392.79	271.89
Workmen and Staff welfare	306.88	215.02
Insurance	113.04	76.44
Repairs to factory buildings	21.81	12.92
Repairs to Plant & Machinery	996.51	431.24
Rent	248.61	197.54
Rates & Taxes	52.67	7.62
Packing & Freight Inward	69.15	35.09
Travelling	1,480.33	1,208.54
Communication	552.43	404.77
Depreciation	1,722.00	1,347.62
Sub contracting/technical fees	1,711.09	1,532.99
Miscellaneous	1,855.28	1,421.89
Less : Capitalised (refer Note 9)	(371.18)	(139.95)

Total	47,532.40	34,711.37

*	For details refer Schedule 18

WIPRO LIMITED

	(Rs. in Million)
	Year ended March 31,
	2005	2004

SCHEDULE 15 SELLING AND MARKETING EXPENSES
Employee compensation	628.41	480.53
Contribution to provident and other funds	19.54	16.38
Gratuity and pension	26.48	26.81
Workmen and Staff welfare	41.40	30.26
Insurance	4.43	5.33
Repairs to buildings	2.10	6.56
Rent	87.90	58.16
Rates and Taxes	15.79	21.46
Carriage and Freight	241.42	174.16
Commission on sales	83.01	89.94
Advertisement and sales promotion	747.09	570.05
Depreciation	45.09	50.90
Travelling	2,953.27	2,827.80
Communication	44.12	38.35
Miscellaneous Expenses	165.38	221.77

Total	5,105.43	4,618.46

SCHEDULE 16 GENERAL AND ADMINISTRATIVE EXPENSES
Employee compensation	947.96	743.49
Contribution to provident and other funds	36.77	26.18
Gratuity and pension	40.04	33.89
Workmen and Staff welfare	215.07	156.87
Insurance	15.74	14.13
Repairs to buildings	5.30	3.94
Rent	24.30	34.94
Rates and taxes	19.64	24.90
Auditors’ remuneration and expenses	—	—
Audit fees	4.22	4.22
For certification including tax audit	0.96	0.96
Reimbursement of expenses	0.59	0.28
Loss on disposal of Fixed Assets	2.22	6.77
Depreciation	92.57	117.45
Travelling	330.94	284.66
Communication	49.21	62.42
Provision / write off of bad debts	120.02	118.16
Miscellaneous Expenses	1,097.66	775.99

Total	3,003.21	2,409.25

SCHEDULE 17 INTEREST
On fixed loans	—	8.77
Others	55.68	26.40

Total	55.68	35.17

SCHEDULE 18 RAW MATERIALS,
FINISHED AND PROCESSED STOCKS
Consumption of raw materials and bought out components :
Opening Stocks	458.35	331.57
Add : Purchases	6,135.71	5,011.45
Less : Closing Stocks	619.37	458.35

	5,974.69	4,884.67

Purchase of finished products for sale	5,595.03	3,441.88

(Increase)/Decrease in finished and process stocks :
Opening Stock : In process	38.01	14.92
: Finished products	503.24	408.45
Less : Closing Stock : In process	27.44	38.01
: Finished products	606.71	503.24

	(92.90)	(117.88)

Total	11,476.82	8,208.67

WIPRO LIMITED

SCHEDULE 19 SIGNIFICANT ACCOUNTING POLICIES

Accounting convention

Accounts are maintained on an accrual basis under the historical cost convention.

Revenue recognition

•	Sales include applicable sales tax unless separately charged, and are net of discounts.

•	Sales are recognised on despatch, except in the following cases :

–	Consignment sales are recognized on receipt of statement of account from the agent.

–	Sales, which are subject to detailed acceptance tests, revenue is reckoned based on milestones for billing, as provided in the contracts.

–	Revenue from software development services includes revenue from time and material and fixed price contracts. Revenue from time and material contracts are recognised as related services are performed. Revenue on fixed price contracts is recognised in accordance with percentage of completion method of accounting.

•	Export incentives are accounted on accrual basis and include estimated realisable values/benefits from special import licenses and Advance licenses.

•	Agency commission is accrued on shipment of consignment by principal.

•	Maintenance revenue is considered on acceptance of the contract and is accrued over the period of the contract.

•	Other income is recognised on accrual basis.

Fixed Assets and Depreciation

Fixed assets are stated at historical cost less depreciation.

Interest on borrowed money allocated to and utilised for fixed assets, pertaining to the period up to the date of capitalization and other revenue expenditure incurred on new projects is capitalised. Assets acquired on hire purchase are capitalised at the gross value and interest thereon is charged to Profit and Loss account. Renewals and replacement are either capitalised or charged to revenue as appropriate, depending upon their nature and long term utility.

In respect of leased assets, lease rentals payable during the year is charged to Profit and Loss account.

Depreciation is provided on straight line method at rates specified in Schedule XIV to the Companies Act, 1956, except on data processing equipment and software, furniture and fixture, office equipment, electrical installations (other than those at factories) and vehicles for which commercial rates are applied. Technical know-how is amortised over six years.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortised over their estimated useful life ranging between 5 years and 20 years.

Goodwill

The goodwill arising on acquisition is not being amortised. It is tested for impairment on a periodic basis and written off if found impaired.

Investments

Long term Investments are stated at cost and short term investments are valued at lower of cost and net realizable value. Diminution in value is provided for where the management is of the opinion that the diminution is of permanent nature.

Inventories

Finished goods are valued at cost or net realizable value, whichever is lower. Other inventories are valued at cost less provision for obsolescence. Small value tools and consumables are charged to consumption on purchase.

Provision for retirement benefits

For employees covered under group gratuity scheme of LIC, gratuity charged to Profit and Loss account is on the basis of premium demanded by LIC. Provision for gratuity (for certain category of employees) and leave benefit for employee’s is determined as per actuarial valuation at the year-end. Defined contributions for provident fund and pension are charged to the Profit and Loss account based on contributions made in terms of applicable schemes, after netting off the amounts rendered surplus on account of employees separated from the Company. Certain category of employees are entitled to pension benefits which are determined based on factors like years of services and cumulative basic salary. The Company has provided for the liability based on an actuarial valuation. The compensation paid if any, on voluntary retirement to the employees is charged off as an expense in the year of incurrence.

Deferred Tax

Tax expenses charged to Profit and Loss account is after considering deferred tax impact for the timing difference between accounting income and tax income. Deferred tax assets are recognised when there is a reasonable certainty that they will be realised. Deferred tax asset relating to unabsorbed business losses are recognised when there is a virtual certainty that there will be sufficient taxable profits to utilise them.

WIPRO LIMITED

Foreign currency transactions

The Company is exposed to currency fluctuations on foreign currency transactions. With a view to minimise the volatility in financial statements arising from fluctuations in the currency rates, the Company follows established risk management policies, including the use of foreign exchange forward contracts.

As a part of the Risk Management Policies, the forward contracts are designated as hedge of highly probable forecasted transactions. The accounting standard on “The effects of changes on foreign exchange rates”, which was amended with effect from April 1, 2004 provides guidance on accounting for forward contracts. Further to that, the Institute of Chartered Accountants of India has clarified that this accounting standard is not applicable to the forward contracts which are for hedging highly probable forecasted transactions. Foreign currency transactions are recorded at the spot rate at the beginning of the concerned month. Period-end balances of foreign currency assets and liabilities are restated at the closing rate/forward contract rate, as applicable. The exchange difference arising from restatement or settlement is recognised in the Profit and Loss account.

Gains/losses, including gains/losses on intermediary roll over/cancellation, of forward contracts designated as hedge of highly probable forecasted transactions are recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur.

Other forward contracts, options etc. which are not designated as hedge of forecasted transaction, are marked to market on the balance sheet date and the resultant gain/loss is accounted in the profit and loss account for the period.

In respect of non-integral operations assets and liabilities are translated at the exchange rate prevailing at the date of the balance sheet. The items in the profit & loss account are translated at the average exchange rate during the period. The differences arising out of the translation are transferred to translation reserve.

Research and Development

Revenue expenditure on research and development is charged to Profit and Loss account and capital expenditure is shown as addition to fixed assets.

NOTES TO ACCOUNTS

1.	i)	The Company has provided depreciation at the rates specified in Schedule XIV to the Companies Act, 1956, except in cases of the following assets, which are depreciated at commercial rates, which are higher than the rates specified in Schedule XIV. Depreciation over the years is provided up to total cost of assets.

Class of Asset	Depreciation rate applied	As per Schedule XIV
	%	%
Data Processing Equipment & Software	50.00	16.21
Plant & Machinery of ISP business	20.00	16.21
Furniture and fixtures	19.00	6.33
Electrical Installations	19.00	4.75
Office equipment	19.00	4.75
Vehicles	24.00	9.50

ii)	Depreciation at 100% have been provided on assets costing less than Rs. 5000/-.

2.	Estimated amount of contracts remaining to be executed on Capital account and not provided for is Rs. 1,118.68 Mn. (2004 : Rs. 529.11 Mn).

3.	Contingent liabilities in respect of :

i)	Disputed demands for excise duty, customs duty, income tax, sales tax and other matters Rs. 5,647.80 Mn (2004 : Rs. 3,350.81 Mn).

ii)	Performance and financial guarantees given by the Banks on behalf of the Company is Rs. 2,238.12 Mn (2004 : Rs. 1,892.56 Mn).

4.	In June 2004, a subsidiary of the company acquired trademark / brand “Chandrika’ for an aggregate consideration of Rs. 238.00 Mn. The subsidiary is entitled to use the trademark / brand in manufacturing, selling and distributing products in India and other SAARC countries. Further, rights to use the brand in Nepal has been acquired at Rs. 30.00 Mn.

Pursuant to an agreement between the company and the subsidiary, the Company is licensed to use the trademark / brand “Chandrika”. The Company has also entered into a non-compete agreement with the sellers of “Chandrika” brand, for which it has paid certain amount as up-front fee. In addition, the Company will be paying an annual non-compete fee computed as a specified percentage of the revenues from products sold under “Chandrika” trade-name, subject to a minimum annual payment.

WIPRO LIMITED

The upfront non-compete fee is amortised over the period of agreement and the annual non-compete fee is recognised in the respective years.

5.	In March 2004, the company received a demand from the income tax department of Rs. 2,614.57 Mn (including interest demand of Rs. 764.49 Mn) for one of its assessment years. The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act ,1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. On similar grounds the Company received, in March 2005, a demand from the income tax department of Rs. 2,616.60 Mn (including interest demand of Rs. 692.86 Mn) for another assessment year. Un-provided liability in respect of the said demands is Rs. 4,737.95 Mn.

In the opinion of the Company’s legal counsel the said disallowance is not tenable. The management of the Company has filed an appeal against the demand received in March 2004 and is in the process of filing appeal against the demand received in March 2005. Considering the facts and nature of disallowance, the management believes that final outcome of the dispute shall be positive and there will not be any material impact on the financial statement.

6.	In certain cases, the Company has sold its products by way of lease arrangements with the customers. The transaction is treated as finance lease in accordance with Accounting Standard 19 — Leases. The details of lease transactions as at March 31, 2005 is as follows :

Gross investments in Lease	—	Rs. 68.46 Mn (Receivable within 1 through 5 years)
Present value of minimum lease payment	—	Rs. 56.13 Mn
Unearned finance income	—	Rs. 12.33 Mn

7.	As of March 31, 2005, forward contracts to the extent of USD 280 Mn have been assigned to the foreign currency assets as on the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation / expiry of such contracts is recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances / Current liabilities.

The Company has also entered into option / forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognised in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account. Consequently, the Company has recognised marked to market loss of Rs. 1.03 Mn in the current period.

As at the balance sheet date, the Company had forward contracts to sell USD 503 Mn in respect of forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 275.31 Mn. The final impact of such contracts will be recognised in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to follow the earlier year’s accounting policy, the profit for the year would have been higher by Rs. 83.22 Mn.

8.	The Company has instituted various Employee Stock Option Plans. The compensation committee of the board evaluates the performance and other criteria of employees and approves the grant of options. These options vest with employees over a specified period subject to fulfillment of certain conditions. Upon vesting, employees are eligible to apply and secure allotment of Company’s shares at a price determined on the date of grant of options. The particulars of options granted under various plans are tabulated below.

WIPRO LIMITED

Stock option activity under the 1999 Plan is as follows :

	Year ended March 31, 2005
				Weighted
			Weighted	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	(Rs.)	(Rs.)	(months)

Outstanding at the beginning of the period	3,557,331	341 - 362	362	18
	6,298,110	618 - 841	621	26

Forfeited during the period	(38,220)	341 - 362	362	—
	(300,069)	618 - 841	618	—

Exercised during the period	(2,043,436)	341 - 362	361	—
	(1.028,179)	618 - 841	618	—

Outstanding at the end of the period	1,475,675	341 - 362	362	6
	4,969,862	618 - 841	622	14

Exercisable at the end of the period	1,475,675	341 - 362	362	6
	3,479,803	618 - 841	622	14

Stock option activity under the 2000 Plan is as follows :

	Year ended March 31, 2005
				Weighted
			Weighted	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	(Rs.)	(Rs.)	(months)

Outstanding at the beginning of the period	257,400	344 - 511	459	45
	15,567,528	529 - 792	532	47
	6,813,549	794 - 915	797	30

Forfeited during the period	(33,525)	344 - 511	462	—
	(946,291)	529 - 792	532	—
	(482,975)	794 - 915	800	—

Exercised during the period	(27,427)	344 - 511	451	—
	(1,530,988)	529 - 792	529	—

Outstanding at the end of the period	196,448	344 - 511	461	33
	13,090,249	529 - 792	533	35
	6,330,574	794 - 915	797	18

Exercisable at the end of the period	82,938	344 - 511	461	33
	7,864,909	529 - 792	533	35
	4,431,402	794 - 915	797	18

WIPRO LIMITED

Stock option activity under the 2000 ADS Plan is as follows :

	Year ended March 31, 2005
				Weighted
			Weighted	average
		Range of	average	remaining
	Shares arising	exercise prices	exercise price	contractual life
	out of options	(Rs.)	(Rs.)	(months)

Outstanding at the beginning of the period	214,650	6.92 - 10.02	8.64	42
	1,696,011	11.63 - 13.79	12.77	33

Forfeited during the period	(30,000)	11.63 - 13.79	13.05	—

Exercised during the period	(12,375)	11.63 - 13.79	7.54	—
	(650,661)	25.90 - 29.03	12.69	—

Outstanding at the end of the period	202,275	6.92 - 10.02	8.70	30
	1,015,350	11.63 - 13.79	12.99	21

Exercisable at the end of the period	98,978	6.92 - 10.02	8.73	30
	773,150	11.63 - 13.79	13.02	21

9. Amount capitalised comprises of the following revenue expenditure.

	(Rs. in Million)
	Year ended March 31,
	2005	2004

Raw material, finished goods (including manufactured products) and process stock	371.18	139.95

10. Provision for taxation comprises of the following :

(i)	Rs. 1,133.65 Mn (2004 : Rs. 849.51 Mn) in respect of foreign taxes, net of deferred tax expense of Rs. Nil (2004 : Rs. 29.51 Mn).

(ii)	Rs. 1,479.97 Mn (2004 : Rs. 821.16 Mn) in respect of Indian Income Tax, net of deferred tax benefit of Rs. 3.02 Mn (2004 : Rs. 42.04 Mn) and provision of Rs. 70.55 Mn (2004 : Rs. 261.19 Mn) in respect of earlier years.

(iii)	Rs. 8.40 Mn (2004 : Rs. 3.00 Mn) in respect of Wealth Tax, which includes a provision of Rs. 3.40 Mn in respect of earlier year.

11. The breakup of accumulated net deferred tax asset is given below :

(Rs. in Million)
	Year ended March 31,
	2005	2004

Deferred tax assets :
Allowance for doubtful debts	134.08	92.64
Property plant and equipment-Depreciation differential	(27.00)	46.69
Employee stock incentive plan	9.39	9.39
Accrued expenses	202.09	166.81

	318.56	315.53

12. Diluted EPS is calculated based on treasury stock method.

13. Sundry creditors include an amount of Rs. 45.67 Mn (2004 : Rs. 39.03 Mn) being amount payable to suppliers, who are Small Scale Industrial Undertakings (SSI) as defined under the Industrial (Development and Regulation) Act, 1951. List of amounts outstanding for a period in excess of 30 days as at the date of Balance Sheet is attached. The amounts are not due for payment as at the date of the balance sheet as per the credit terms with the supplier.

WIPRO LIMITED

14. (a) Computation of net profit in accordance with Section 198 read with Section 349 of the Companies Act, 1956.

		(Rs.in Million)
		March 31, 2005	March 31, 2004

Profit before taxation		17,570.23		10,822.47
Add : Depreciation as per accounts *
Managerial Remuneration	106.89		75.67
Provision for doubtful debts / Advances	122.90		126.56
Loss on sale of Investments	—	229.79	291.80	494.03

Less : Bad debts written off	7.35		23.72
Profit on sale of Investment	35.59		—
Gain on sale of real estate property	108.90	151.84	107.00	130.72

Net profit for Section 198 of the Companies Act, 1956		17,648.18		11,185.77

Commission payable :
@ 0.10% of the above profits to the Chairman		17.65		11.18
@ 0.30% to Vice Chairman		52.94		33.56

Total		70.59		44.74

(b) Managerial remuneration comprises :
Salaries and allowances		23.75		21.75
Commission		70.59		44.74
Pension Contribution		8.04		6.07
Contribution to Provident Fund		0.30		0.25
Perquisites		4.12		2.67
Directors Fees		0.09		0.19

Total		106.89		75.67

·	For the year 2004-05, net profit is computed considering book depreciation, which is lower than depreciation computed under Section 350 of the Companies Act, 1956.

15. Related Party Transactions

     The following is the listing of related parties :

Subsidiaries	Affiliates	Entities controlled by Directors

Wipro Japan KK	Wipro GE Medical Systems Private Ltd.	Azim Premji Foundation *
Enthink Inc.	WeP Peripherals Ltd.	Hasham Premji (Partnership firm) *
Wipro Inc.
Wipro Chandrika Limited
Wipro Trademarks Holding Limited
Wipro Travel Services Limited
Wipro Fluid Power Limited
Wipro HealthCare IT Limited
Wipro BPO Solutions Limited
Wipro Holdings (Mauritius) Limited
Wipro Holdings UK Limited
Wipro Technologies (UK) Limited
Wipro Shanghai Limited
Wipro Consumer Care Limited
Cygnus Nigri Investments Private Limited

*	Major shareholder or director has control over these entities.

WIPRO LIMITED

     The Company has the following transactions with related parties.

	(Rs. in Million)
	As of March 31,
	2005	2004

Wipro GE Medical Systems Private Ltd. :
Revenues from sale of computer equipment and administrative and management support services	111.68	116.49
Rent, travel and related expenses	1.61	—
Purchase of Software	0.45	—

WeP Peripherals Ltd.
Revenues from sale of computer equipment and services	10.48	8.00
Fees for usage of Brand / trademark	—	22.04
Payments for services	7.50	4.05
Purchase of printers	176.79	79.89

Wipro Trademarks Holdings Limited
License fee paid	0.05
Charges recovered for accounting services	0.01

Azim Premji Foundation :
Revenues from sale of computer equipment and services	6.71	1.97

Wipro Japan KK
Software development services provided	19.55	21.19
Remuneration paid for marketing services received	96.37	97.49

Wipro Shanghai Limited
Software development services provided	15.91	—

Wipro Travel Services
Travel tickets purchased	643.27	228.65

Wipro Inc.
Software development services provided	214.54	436.00
Services received	8.33	8.61
Sale of equity shares to Wipro Inc.	—	618.13

Wipro HealthCare IT Ltd.
Management support services provided	—	8.28
Other services	1.78	3.43

Wipro Chandrika Limited
Inter corporate deposit (loan) given	273.01	—
Interest receivable	12.98	—
Dues received	0.18	—

Cygnus Negri Investments Private Limited
Payment of lease rentals	0.48	—

Wipro Fluid Power Ltd.
Management support services provided	8.99	3.11
Interest paid on Interest Corporate Deposits	—	4.55
Sale of computers	—	3.36
Revenue from sale of furniture and lighting	3.70	—

Wipro BPO Solutions Limited
Management support services provided	226.44	105.53

Chairman
Payment of lease rentals	1.13	1.43
Payment to Non-Executive Directors :
Dr. Ashok Ganguly	0.80	0.80
Narayanan Vaghul	0.80	0.80

WIPRO LIMITED

	(Rs. in Million)
	As of March 31,
	2005	2004

Prof. Eisuke Sakakibara	Yen 4.80	Yen 4.80
Dr.. Jagdish N. Sheth	$0.03	$0.03
P.M. Sinha	1.00	1.00
B.C. Prabhakar	0.40	0.40

The following is the listing of receivables from and payables to related party as on the balance sheet date.

Receivables :
WeP Peripherals Limited	1.09	3.04
Wipro GE Medical Systems Private Limited	20.94	31.32
Azim Premji Foundation	6.71	0.04
Hasham Premji	—	25.00
Wipro HealthCare IT Limited	26.45	11.72
Wipro Fluid Power Limited	—	6.66
Wipro BPO Solutions Limited	574.99	64.16
Wipro Japan KK	14.91	13.40
Wipro Travel Services Limited	—	15.67
Wipro Inc.	158.16	723.96
Enthink Inc.	39.50	—
Wipro Shanghai Limited	15.89	—
Wipro Chandrika Limited	10.27	—
Wipro Holdings (Mauritius) Limited	0.30	—
Wipro Technology UK Limited	82.14	—

Payables :
WeP Peripherals Limited	—	34.46
Wipro Inc.	16.12	153.46
Wipro Holdings (Mauritius) Limited	—	0.53
Wipro Holdings (UK) Limited	—	10.86
Wipro Japan KK	—	5.53
Enthink Inc.	—	39.98
Wipro HealthCare IT Limited	2.35	5.44
Wipro Travel Services Limited	23.99	3.61
Wipro Fluid Power Limited	1.26	—

16. Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to this year classification.

WIPRO LIMITED

Annexxure 1

ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

i) Licensed / registered / installed capacities

		Registered Capacity		Installed Capacity @
	Unit	March 31,	March 31,	March 31,	March 31,
		2005	2004	2005	2004

Vanaspati/Hydrogenated oils	TPA *	144,000	144,000	45,000	45,000
Toilet Soaps	TPA *	64,000	48,000	47,930	28,000
Leather shoe uppers, leather shoes and allied articles	Pairs/Nos. (1000s) p.a. in lakhs	750	750	750	750
Fatty Acids	TPA *	20,000	20,000	20,000	20,000
Glycerine	TPA *	2,000	2,000	1,800	1,800
GLS Lamps	000s	50,000	50,000	50,000	50,000
TL Shells	000s	12,694	12,694	12694	12,694
Fluorescent tube lights	000s	10,694	10,694	10,694	10,694
CFL	Nos. in 000’s	6,658	—	6,658	—
Mini computers / micro processor based systems and data communication systems	NPA #	180,000	180,000	180,000	180,000

@	Installed capacities are as per certificate given by management on which auditors have relied.

*	TPA indicates tons per annum

#	NPA indicates nos. per annum

ii) Production and Sales

		Production #		Sales
		March 31,	March 31,	March 31,		March 31,
		2005	2004	2005		2004
	Unit	Quantity #	Quantity #	Quantity	Rs. in Mn	Quantity	Rs. in Mn

Software services					54,547.04		37,785.74
Mini computers/micro processor based Systems and data communication systems	Nos.	87,285	69,508	97,187	8,437.00	78,662	7,215.02
Toilet soaps	Tons	32,178	23,288	31,783	2,718.34	23,056	2,093.69
Toiletries (refer ‘&’ below)					265.90		258.16
Vanaspati/hydrogenated oils	Tons	4,466	5,666	4,811	237.97	5,677	269.57
Lighting products (refer ‘&’ below)					1,651.32		1,306.75
Shoe uppers and full shoes (pairs)	000s	293	123	289	91.93	131	36.29
Fluorescent tube lights		11,564	11,022
Fatty acids (refer ‘$’ below)	Tons	18,277	15,727
Glycerine	Tons	753	519	748	24.26	526	29.89
Reagent kits/spares of analytical instruments	Nos.	129	3,518	58,056	552.57	49,652	458.65
Software products					3,851.27		2,127.56
Processing and service charges					21.95		22.25
Agency commission					292.02		233.26
Miscellaneous Sales					131.92		45.10

Total					71,901.40		51,881.93

Less : Excise Duty					430.19		555.13

Total					72,331.61		51,326.80

#	Includes samples and shortages

$	Includes 18,286 (2004 : 15,702) used for own consumption

&	It is not practicable to give quantitative information in the absence of common expressible unit.

WIPRO LIMITED

iii) Closing Stocks

		March 31, 2005		March 31, 2004
	Unit	Quantity	Rs. in Mn	Quantity	Rs. in Mn

Mini computers/micro processor based systems and data communication systems *	Nos.	3,620	75.09	2,911	76.99
Toilet Soaps	Tons	1,242	64.35	846	52.31
Vanaspati/hydrogenated oils	Tons	111	4.89	456	22.69
Lighting Products *	&		90.03		68.04
Shoe Uppers and full shoes (pairs)	000s	6	1.27	2	0.51
Fatty acids	Tons	125	1.94	134	2.15
Glycerine	Tons	27	0.60	23	0.92
Others			—		0.11

			238.17		223.72

Closing Stock of traded goods
Reagent Kits/Spares of Analytical instruments	Nos.	20,535	114.84	12,478	82.98
Others			253.70		196.54

			606.71		503.24

*	Includes traded products; bifurcation between manufactured and traded products not practicable.

&	It is not practicable to give quantitative information in the absence of common expressible unit.

iv) Purchases for trading

		March 31, 2005		March 31, 2004
	Unit	Quantity	Rs. in Mn	Quantity	Rs. in Mn

Computer units /printers	Nos.	10,611	3,973.78	10,490	2,126.47
Lighting Products *			801.92		616.65
Reagent kits/Spares of analytical instruments	Nos.	65,984	394.85	34,873	51.68
Others*			424.28		647.09

			5,594.83		3,441.89

*	It is not practicable to give quantitative information in the absence of common expressible unit.

v) Raw materials consumed

		March 31, 2005		March 31, 2004
	Unit	Quantity	Rs. in Mn	Quantity	Rs. in Mn

Peripherals/Components for computers	#		4,453.51		3,730.26
Oils and fats	Tons	27,588	732.81	20,553	643.29
Components for lighting products	#		234.68		212.26
Leather	Sq.ft. (000s)	530	38.74	303	23.56
Others	#		514.35		275.30

			5,974.70		4,884.67

#	It is not practicable to give quantitative information in the absence of common expressible unit.

WIPRO LIMITED

vi) Value of imported and indigenous materials consumed

	March 31, 2005		March 31, 2004
	%	Rs. in Mn	%	Rs. in Mn

Raw Materials

Imported	51	3,070.89	58	2,844.79

Indigenous	49	2,903.81	42	2,039.88

		5,974.70		4,884.67

Stores and Spares

Imported	5	15.42	1	0.54

Indigenous	95	293.37	99	158.77

		308.79		159.31

vii) Value of imports on CIF basis

(Does not include value of imported items locally purchased)		(Rs. in Mn)

	March 31, 2005	March 31, 2004

Raw materials, components and peripherals	2,466.93	2,706.48

Stores and spares	30.08	0.83

	2,497.01	2,707.31

viii) Expenditure in foreign currency

		(Rs. in Mn)

	March 31, 2005	March 31, 2004

Travelling & onsite allowance	16,891.92	12,447.62

Interest	3.72	4.65

Royalty	236.22	168.40

Professional fees	716.79	1,094.86

Dividend *	98.16	2.86

Others	18,700.74	7,507.69

	36,549.40	21,226.08

* Amount remitted in foreign currency on account of payment of dividend

	March 31, 2005	March 31, 2004

Net amount remitted	98.16	2.86

Number of shares held by non-resident shareholders	3,384,813	2,864,294

Year to which Dividend relates	2003-2004	2002-2003

ix) Earnings in foreign exchange

(Rs. in Mn)

	March 31, 2005	March 31, 2004

Export of goods on F.O.B. basis	102.47	40.88

Services	53,342.41	38,083.36

Agency commission	292.02	233.30

	53,736.90	38,357.49

WIPRO LIMITED

SSI dues outstanding for a period in excess of 30 days as on March 31, 2005 is given below :

Name of the Supplier	Total Dues
(Rs. in Million)

Art Luminaries	0.20

Everlite Industries	0.71

Fabionix (India) Pvt. Ltd.	0.72

Hrishi Industries	2.08

Har-hal Plastic Engineering Pvt. Ltd.	0.02

Kay Pee Lighting Industries	0.67

Prospect Industries	0.69

R.C. Industries	0.51

Shantinath Industries	0.27

Ujas Elect. Pvt. Ltd.	0.46

Ujas Electricals Pvt. Limited — Down Lighter	0.02

Tajpuriya Wood Works Pvt. Ltd.	0.34

Total	6.69

WIPRO LIMITED

ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

BALANCE SHEET ABSTRACT AND THE COMPANY’S GENERAL BUSINESS PROFILE

I            Registration Details

Registration No.	20800	State Code	08
Balance Sheet Date	31st March 2005

II            Capital raised during the year

(Rs. in Million)
Public issue	Nil
Rights issue	Nil
Bonus issue	Nil
Issue of shares on exercise of Employee Stock Options	2,188.30
American Depository Offering	30.00

III            Position of mobilisation of and deployment of funds

	(Rs. in Million)
Total Liabilities	49,557.40	Total Assets	49,557.40
Sources of funds		Application of Funds
Paid-up capital	1,407.14	Goodwill	85.54
Share application money pending allotment	12.05	Net Fixed Assets	11,582.00
Reserves and Surplus	47,517.29	Investments	28,595.11
Secured Loans	215.89	Deferred tax assets	318.56
Unsecured Loans	405.03	Net Current Assets	9,061.73

IV            Performance of the Company

(Rs. in Million)
Turnover	73,266.95
Total Expenditure	55,696.72
Profit before Tax	17,570.23
Profit after Tax	14,948.21
Earnings per share (basic)	21.48
Dividend	250%

V	Generic names of three principal products/services of the Company (as per monetary terms)

i)	Item code no (ITC Code)	84713010
	Product description	Personal Computer

ii)	Item code no (ITC Code)	85249113
	Product description	I.T. Software

iii)	Item code no (ITC Code)	15162011
	Product description	Vegetable fats and oils (Edible Grade)

For and on behalf of the Board of Directors

Azim Hasham Premji	Vivek Paul	N. Vaghul
Chairman	Vice Chairman	Director

Suresh C. Senapaty	V. Ramachandran	P.M. Sinha
Corporate Executive Vice President	Company Secretary	Director
& Chief Financial Officer
Bangalore, April 22, 2005

WIPRO LIMITED

CASH FLOW STATEMENT

		(Rs. in Million)
		Year ended March 31,
		2005	2004

A.	Cash flows from operating activities :
	Profit before tax	17,570.23	10,822.47
	Adjustments :
	Depreciation and amortization	1,859.00	1,515.98
	Amortisation of stock compensation	334.41	—
	Exchange differences — Net	(92.45)	(132.77)
	Retirement benefits provision	142.43	161.60
	Interest on borrowings	55.68	(735.61)
	Dividend / Interest — Net	(710.19)	—
	Loss on sale of investment in Wipro Nervewire	—	244.28
	Loss/(Gain) on sale of property, plant and equipment	(107.47)	(107.00)
	Working Capital Changes :
	Trade and other receivable	(3,951.12)	(3,032.70)
	Loans and advances	24.14	(449.77)
	Inventories	(252.95)	(247.07)
	Trade and other payables	4,035.38	2,620.75

	Net cash generated from operations	18,907.09	10,660.16
	Direct taxes paid	(2,242.93)	(1,521.07)

	Net cash generated from operations	16,664.16	9,139.09

B.	Cash flows from investing activities :
	Acquisition of property, plant and equipment (including advances)	(5,541.10)	(3,124.12)
	Proceeds from sale of property, plant and equipment	163.02	119.35
	Purchase of investments	(63,019.03)	(10,200.61)
	Inter Corporate deposits placed/matured	—	214.30
	Certificate of Deposits with foreign banks	—	2,463.06
	Proceeds on Sale/from maturities on Investments	60,265.00	47.95
	Net Payment for acquisition of businesses	(1,268.15)	(876.39)
	Dividend/interest income received	654.51	735.60

	Net cash generated from investing activities	(8,745.75)	(10,620.86)

C.	Cash flows from financing activities :
	Proceeds from exercise of Employee Stock Option	2,577.38	238.60
	Share application money pending allotment	12.05	—
	Dividends paid (including distribution tax)	(7,653.86)	(262.36)
	Proceeds from (issuance)/repayment of borrowings	(385.96)	309.42

	Net cash provided by/(used in) financing activities	(5,450.39)	285.66

	Net increase/(decrease) in cash and cash equivalents during the year }	2,468.02	(1,196.11)
	Cash and cash equivalents at the beginning of the period	2,900.94	4,097.05

	Cash and cash equivalents at the end of the period	5,368.96	2,900.94

For and on behalf of the Board of Directors

Azim Hasham Premji	Vivek Paul	N. Vaghul
Chairman	Vice Chairman	Director

Suresh C. Senapaty	V. Ramachandran	P.M. Sinha
Corporate Executive Vice President & Chief Financial Officer	Company Secretary	Director
Bangalore, April 22, 2005

WIPRO LIMITED

AUDITOR’S CERTIFICATE

We have examined the above cash flow statement of Wipro Limited for the year ended March 31, 2005. This statement has been prepared by the Company in accordance with the requirement under clause 32 of the listing Agreement with the Stock Exchanges and is based on and in agreement with the corresponding Profit and Loss Account and Balance Sheet of the Company for the year ended March 31, 2005.

for N.M. Raiji & Co.,
Chartered Accountants

J.M. Gandhi
Partner
Mumbai, April 22, 2005	Membership No. 37924

WIPRO LIMITED — CONSOLIDATED

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENT

The Board of Directors
Wipro Limited
Bangalore

1.	We have examined the attached Consolidated Balance Sheet of Wipro Limited (the parent), its subsidiaries and its associates (entities together termed as the Wipro Group) as at March 31, 2005, the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement of Wipro Group for the year ended on that date.

2.	These financial statements are the responsibility of the management of Wipro Limited. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3.	a)	Financial statements of certain subsidiaries with parent’s share in net worth of Rs. 4,264.59 million as on March 31, 2005 and the parent’s share in net profit of Rs. 1,184.09 million for the year then ended have been audited by other auditors whose reports have been furnished to us. We have placed reliance on the said reports for the purpose of our opinion on the consolidated financial statements.

	b)	The financial statement of one of the associates for the year ended March 31, 2005 have been audited by other auditors whose report has been furnished to us. The parent’s share of such associate in its net worth as on March 31, 2005, and in its net profit for the year then ended is Rs. 506.75 million and Rs. 125.95 million respectively. We have placed reliance on the said report for the purpose of our opinion on the consolidated financial statements.

4.	We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21, 23 and 27, issued by the Institute of Chartered Accountants of India and on the basis of separate financial statements of Wipro Limited, its subsidiaries and its associates.

5.	On the basis of the information and explanations given to us and on the consideration of the separate audit report on individual audited financial statements of Wipro Limited, its subsidiaries and its associates, we are of the opinion that :

	a)	the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of the group as at March 31, 2005;

	b)	the consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of the group for the year then ended;

	c)	the consolidated Cash Flow Statement gives a true and fair view of the consolidated Cash Flows of the group for the years then ended.

For N.M. Raiji & Co.,
Chartered Accountants

J.M. Gandhi
Partner
Membership No. 37924

Mumbai, April 22, 2005

WIPRO LIMITED — CONSOLIDATED

CONSOLIDATED BALANCE SHEET

		(Rs. in Million)
		As of March 31,
	Schedule	2005	2004

SOURCES OF FUNDS

Shareholders’ Funds
Share Capital	1	1,407.14	465.52
Share application money pending allotment		12.05	—
Reserves and Surplus	2	51,407.11	37,083.97

		52,826.30	37,549.49

Loan Funds
Secured loans	3	215.89	947.47
Unsecured loans	4	405.03	105.88
Minority Interest		265.33	163.84

		886.25	1,217.19

Total		53,712.55	38,766.68

APPLICATION OF FUNDS

Fixed Assets
Goodwill (refer Note 1)		5,663.16	5,252.36
Gross block	5	20,899.63	15,607.11
Less : Depreciation		9,951.77	7,599.48

Net Block		10,947.86	8,007.63
Capital work-in-progress and advances		2,603.85	1,427.28

		19,214.87	14,687.27

Investments	6	23,504.93	19,058.83
Deferred tax assets (refer Note 10)		495.00	486.30
Current assets, loans and advances
Inventories	7	1,747.25	1,292.02
Sundry Debtors	8	15,717.05	11,865.56
Cash and Bank balances	9	5,713.57	3,242.70
Loans and advances	10	5,628.74	5,683.78

		28,806.61	22,084.06

Less : Current liabilities and provisions
Liabilities	11	13,006.72	8,894.20
Provisions	12	5,302.14	8,655.58

		18,308.86	17,549.78

Net Current Assets		10,497.75	4,534.28

Total		53,712.55	38,766.68

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS }	19

As per our Report attached	For and on behalf of the Board of Directors

for N.M. Raiji & Co.,	Azim Hasham Premji	Vivek Paul	N. Vaghul
Chartered Accountants	Chairman	Vice Chairman	Director

J.M. Gandhi
Partner	Suresh C. Senapaty	V. Ramachandran	P.M. Sinha
Membership No. 37924	Corporate Executive Vice President	Company Secretary	Director
& Chief Financial Officer

Mumbai, April 22, 2005		Bangalore, April 22, 2005

WIPRO LIMITED — CONSOLIDATED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		(Rs. in Million, except share data)
		Quarter ended March 31,		Year ended March 31,
	Schedule	2005	2004	2005	2004

INCOME
Gross Sales and Services		23,178.25	17,954.06	82,330.25	59,161.07
Less : Excise Duty		166.95	219.71	724.70	760.84

Net Sales and Services		23,011.30	17,734.35	81,605.55	58,400.23
Other Income	13	313.30	475.78	944.79	1,315.99

TOTAL		23,324.60	18,210.13	82,550.34	59,716.22

EXPENDITURE
Cost of goods sold	14	15,791.86	12,126.57	54,316.34	39,150.53
Selling and Marketing Expenses	15	1,490.57	1,379.98	5,587.69	5,401.64
General and Administration Expenses	16	1,017.52	733.79	3,642.42	3,097.15
Interest	17	6.09	6.90	56.12	35.07

TOTAL		18,306.04	14,247.24	63,602.57	47,684.39

PROFIT BEFORE TAXATION		5,018.56	3,962.89	18,947.77	12,031.83

Provision for Taxation (refer Note 11)		714.74	758.40	2,749.59	1,680.56

PROFIT AFTER TAXATION		4,303.82	3,204.49	16,198.18	10,351.27

PROFIT BEFORE MINORITY INTEREST/ EQUITY IN EARNINGS OF AFFILIATES }		4,303.82	3,204.49	16,198.18	10,351.27

Minority Interest		(16.01)	(23.88)	(88.12)	(59.19)
Share in earnings of affiliates		42.35	27.42	175.33	22.92

PROFIT FOR THE PERIOD		4,330.16	3,208.03	16,285.39	10,315.00

Appropriations
Proposed Dividend		—	—	3,517.85	931.04
Proposed One-Time Dividend		—	—	(39.01)	5,818.98
Total Dividend		—	—	3,478.84	6,750.02
Tax on distribution of Dividend		—	—	493.38	864.85

Transfer to general reserve		4,330.16	3,208.03	12,313.17	2,700.13

Earnings per Share — EPS
(PY : Adjusted EPS for bonus issue in ratio of 2:1)
Basic (in Rs.)		6.20	4.62	23.41	14.87
Diluted (in Rs.)		6.11	4.61	23.19	14.85
Number of shares for calculating EPS
(PY : Adjusted for bonus issue in ratio of 2:1)
Basic		698,733,448	694,074,990	695,777,186	693,870,390
Diluted		709,187,023	695,643,642	702,167,128	694,545,321

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS }	19

As per our Report attached	For and on behalf of the Board of Directors

for N.M. Raiji & Co.,	Azim Hasham Premji	Vivek Paul	N. Vaghul
Chartered Accountants	Chairman	Vice Chairman	Director

J.M. Gandhi
Partner	Suresh C. Senapaty	V. Ramachandran	P.M. Sinha
Membership No. 37924	Corporate Executive Vice President & Chief Financial Officer	Company Secretary	Director

Mumbai, April 22, 2005		Bangalore, April 22, 2005

WIPRO LIMITED — CONSOLIDATED

	(Rs. in Million except share data)
	As of March 31,
	2005	2004

SCHEDULE 1 SHARE CAPITAL

Authorised
750,000,000 (2004: 375,000,000) Equity shares of Rs. 2 each	1,500.00	750.00
25,000,000 (2004: 25,000,000) 10.25% Redeemable Cumulative Preference Shares of Rs. 10 each	250.00	250.00

	1,750.00	1,000.00

Issued, subscribed and paid-up
703,570,522 (2004: 232,759,152) equity shares of Rs. 2 each	1,407.14	465.52

Total	1,407.14	465.52

Notes :

Of the above equity shares :

i)	692,537,085 equity shares/American Depository Receipts (ADRs) (2004 : 226,905,825), have been allotted as fully paid bonus shares/ADRs by capitalisation of Share Premium of Rs. 32.64 and General Reserves of Rs. 1,352.44.

ii)	1,325,525 equity shares (2004 : 1,325,525) have been allotted as fully paid-up, pursuant to a scheme of amalgamation, without payment being received in cash.

iii)	3,162,500 shares representing 3,162,500 American Depository Receipts issued during 2000-2001 pursuant to American Depository offering by the Company.

iv)	5,620,412 (2004 : 440,302) equity share issued pursuant to Employee Stock Option Plan.

	As of March 31,
	2005	2004

SCHEDULE 2 RESERVES AND SURPLUS

Capital Reserve	9.50	9.50
Capital Redemption Reserve	250.04	250.04
Share Premium
As at April 1,	6,732.28	6,492.85
Add : Received on exercise of stock options to employees	2,566.77	239.43

	9,299.05	6,732.28

Translation Reserve
As at April 1,	(159.75)	(0.57)
Add : Translation of foreign subsidiaries with non-integral operations	28.84	—
Less : Translation of foreign subsidiaries with non-integral operations	—	159.18

	(130.91)	(159.75)

Deferred Stock Compensation
Opening Balance	—	4.40
Additions	—	—
Deletions	—	4.40

Restricted Stock Units Reserve (a)
Cumulative charge to Profit and Loss Account	345.62	—
General Reserve
As at April 1,	30,251.90	27,551.77
Add : Transfer from Profit and Loss Account	12,313.17	2,700.13
Less : Amount utilised for Bonus Shares	931.26	—

	41,633.81	30,251.90

Summary
As at April 1, 2004	37,083.97	34,307.99

As at March 31, 2005	51,407.11	37,083.97

(a)	Represents cumulative charge to profit and loss account to be treated as share premium at the time of allotment of shares.

WIPRO LIMITED — CONSOLIDATED

			(Rs. in Million)
			As of March 31,
	Note		2005	2004
	Reference
SCHEDULE 3 SECURED LOANS

From Banks

Cash Credit facility	(a	)	214.21	945.79

Development Loan from Karnataka Government	(b	)	1.68	1.68

Total			215.89	947.47

Notes :

(a)	Secured by hypothecation of stock-in-trade, book debts, stores and spares and secured/to be secured by a second mortgage over certain immovable properties.

(b)	Secured by a pari-passu mortgage over immovable properties at Mysore and hypothecation of movable properties other than inventories, book debts and specific equipments referred to in Note (a) above.

	(Rs. in Million)
	As of March 31,
	2005	2004

SCHEDULE 4 UNSECURED LOANS

Cash Credit facility — Overseas	349.76	—

Other Loans and Advances

Interest free loan from state government	54.02	104.63

Interest free loan from state financial institutions	1.25	1.25

Total	405.03	105.88

WIPRO LIMITED — CONSOLIDATED

SCHEDULE 5 FIXED ASSETS

(Rs. in Million)

PARTICULARS	GROSS BLOCK				PROVISION FOR DEPRECIATION				NET BLOCK
	As of	Additions	Deductions/	As of	As of	Depreciation	Deductions/	As of	As of	As of
	April 1,		adjustments	March 31,	April 1,	for the	adjustments	March 31,	March 31,	March 31,
	2004			2005	2004	period		2005	2005	2004

Land	744.26	529.83	5.57	1,268.52	12.58	0.52	11.00	2.10	1,266.42	731.68

Buildings	3,034.44	860.82	1.80	3,893.46	273.08	54.10	0.79	326.39	3,567.07	2,761.36

Railway siding	0.01	—	—	0.01	0.01	—	—	0.01	—	—

Plant & Machinery	9,088.79	2,747.17	29.91	11,806.05	5,850.47	1,752.89	21.00	7,582.36	4,223.69	3,238.32

Furniture, Fixture and Equipments }	1,895.61	651.72	33.48	2,513.85	1,079.90	432.74	14.30	1,498.34	1,015.51	815.71

Vehicles	781.93	363.72	92.37	1,053.28	366.97	190.91	56.86	501.02	552.26	414.96

Technical know-how	10.38	—	—	10.38	10.38	—	—	10.38	—	—

Patents, Trademarks & Rights }	51.69	302.39	—	354.08	6.09	25.08	—	31.17	322.91	45.60

Total	15,607.11	5,455.65	163.13	20,899.63	7,599.48	2,456.24	103.95	9,951.77	10,947.86	8,007.63

WIPRO LIMITED — CONSOLIDATED

		(Rs. in Million except share data)
		As of March 31,
	Number	2005	2004

SCHEDULE 6 INVESTMENTS

All shares are fully paid up unless otherwise stated
Investments — Long Term (at cost)
Investment in Affiliates
Wipro GE Medical Systems Private Ltd. (refer Note below)	4,900,000	506.75	380.80
WeP Peripherals Ltd. (includes goodwill of Rs. 27 Mn)	7,059,580	201.72	160.74

		708.47	541.54

Other Investments Unquoted
Investments in Debentures of Paradyne Infotech	126,000	12.60	—

Investments — Short Term
Investments in Indian Money Market Mutual Funds		22,627.69	18,517.29
Investments Overseas — Trust Funds/Others		156.17	—

Total		23,504.93	19,058.83

Note : Equity investments in this company carry certain restrictions on transfer of shares that is normally provided for in joint venture agreements.

	(Rs. in Million)
	As of March 31,
	2005	2004

SCHEDULE 7 INVENTORIES

Stores and Spares	38.41	31.51
Raw Materials	829.77	551.40
Stock in Process	212.51	159.52
Finished Goods	666.56	549.59

Total	1,747.25	1,292.02

Basis of stock valuation :
i) Raw materials, stock in process and Stores & Spares at or below cost.
ii) Finished Goods at cost or net realisable value, whichever is lower.

SCHEDULE 8 SUNDRY DEBTORS

(Unsecured)
Over Six Months
Considered Good	654.35	459.41
Considered Doubtful	846.54	720.02

	1,500.89	1,179.43

Others
Considered Good	15,062.70	11,406.15
Considered Doubtful	—	30.76

	15,062.70	11,436.91

Less : Provision for Doubtful Debts	846.54	750.78

Total	15,717.05	11,865.56

WIPRO LIMITED — CONSOLIDATED

	(Rs. in Million)
	As of March 31,
	2005	2004

SCHEDULE 9 CASH AND BANK BALANCES

Cash and Cheques on hand	109.14	220.17
Balance with scheduled banks
On Current Account	2,630.30	690.52
In Deposit Account	10.98	51.01
Balance with other banks in Current Account
Bank of America, USA	65.12	183.99
Bank of Montreal, Canada	0.29	1.68
Citibank, USA	—	0.10
Hongkong & Shanghai Bank, UK	15.88	13.75
Midland Bank, UK	392.64	437.76
Nations Bank, UK	—	5.65
Saudi British Bank, Saudi Arabia	17.96	24.57
Standard Chartered Bank, UAE	1.16	0.97
Wells Fargo, USA	2,443.41	1,612.53
Bank of Tokyo, Japan	1.82	—
CCF Paris AG Centrale, France	5.89	—
Chase Manhatten, USA	7.50	—
Uni Credit Banca — Italy	11.48

Total	5,713.57	3,242.70

SCHEDULE 10 LOANS AND ADVANCES

(Unsecured, considered good unless otherwise stated)
Advances recoverable in cash or in kind or for value to be received
Considered Good	1,794.83	2,126.28
Considered Doubtful	89.33	77.36

	1,886.01	2,203.64

Less : Provision for Doubtful Advances	89.33	77.36

	1,794.83	2,126.28

Other Deposits	889.06	854.77
Advance Income Tax (net of provision)	184.07	587.66
Balances with Excise and Customs	20.20	29.67
Unbilled Revenue	2,740.58	2,085.40

Total	5,628.74	5,683.78

SCHEDULE 11 LIABILITIES

Sundry Creditors	3,742.85	3,153.47
Unclaimed Dividends	4.50	1.49
Advances from customers	637.50	534.83
Unearned Revenues	639.64	363.33
Other Liabilities	7,982.23	4,841.08

Total	13,006.72	8,894.20

WIPRO LIMITED — CONSOLIDATED

		(Rs. in Million)
	As of March 31,
	2005	2004
SCHEDULE 12 PROVISIONS

Employee retirement benefits	828.58	683.35
Warranty Provision	462.33	357.36
Proposed dividend	3,517.85	931.04
Proposed one-time dividend	—	5,818.98
Tax on proposed dividend	493.38	864.85

Total	5,302.14	8,655.58

			(Rs. in Million)
	Quarter ended March 31,		Year ended March 31,
	2005	2004	2005	2004

SCHEDULE 13 OTHER INCOME

Dividend on Mutual Fund Units	162.61	207.47	679.36	779.98
Interest on debt instruments and others	18.72	4.08	35.79	25.98
Rental Income	5.64	17.23	22.63	45.03
Profit on sale of Mutual Fund Units	23.22	0.78	35.59	(43.55)
Profit on disposal of Fixed Assets	2.33	108.82	109.80	108.34
Exchange differences — Net	63.24	97.49	(9.14)	297.32
Miscellaneous Income	37.54	39.91	70.76	102.89

Total	313.30	475.78	944.79	1,315.99

SCHEDULE 14 COST OF GOODS SOLD

Raw materials, Finished and Process Stocks *	4,251.66	3,281.68	12,553.90	8,945.74
Stores & Spares	122.65	61.42	370.84	200.29
Power and Fuel	165.34	115.18	625.62	461.64
Employee Compensation including onsite allowance }	7,803.56	6,017.25	28,378.69	20,305.24
Contribution to provident and other funds	131.32	92.35	444.44	294.38
Gratuity and pension	82.12	68.49	399.93	288.00
Workmen and Staff welfare	142.09	81.47	384.95	248.03
Insurance	33.22	43.24	131.49	87.99
Repairs to factory buildings	18.69	17.26	71.68	52.92
Repairs to Plant & Machinery	284.12	133.63	1,008.26	442.88
Rent	125.65	98.91	427.18	323.11
Rates & Taxes	19.51	9.74	55.74	11.50
Packing & Freight Inward	24.56	12.41	69.15	35.09
Travelling	542.09	310.02	2,117.33	1,312.44
Communication	325.78	270.13	1,187.41	987.69
Depreciation	671.69	537.01	2,281.70	1,759.91
Sub contracting / technical fees	555.24	509.08	2,130.33	2,047.70
Miscellaneous	611.02	511.30	2,048.88	1,485.93
Less : Capitalised	(118.45)	(44.00)	(371.18)	(139.95)

Total	15,791.86	12,126.57	54,316.34	39,150.53

*	For details refer Schedule 18.

WIPRO LIMITED - CONSOLIDATED

	(Rs. in Million)
	Quarter ended March 31,		Year ended March 31,
	2005	2004	2005	2004

SCHEDULE 15 SELLING AND MARKETING EXPENSES
Employee compensation	221.38	217.52	863.96	987.43
Contribution to provident and other funds	5.75	4.56	20.07	16.90
Gratuity and pension	6.66	18.60	27.83	28.88
Workmen and Staff welfare	14.08	9.81	45.70	34.93
Insurance	1.53	29.74	4.73	36.01
Repairs to buildings	0.62	4.83	4.67	12.22
Rent	25.97	29.50	109.46	117.03
Rates and taxes	7.36	5.77	20.30	22.71
Carriage and freight	89.89	53.69	306.52	215.11
Commission on sales	27.40	69.83	95.79	118.07
Advertisement and sales promotion	185.95	149.42	749.81	571.49
Depreciation	18.38	16.17	74.71	72.46
Travel	790.81	683.56	2,911.91	2,779.64
Communication	19.02	13.08	70.77	54.67
Miscellaneous Expenses	75.77	73.91	281.46	334.10

Total	1,490.57	1,379.98	5,587.69	5,401.64

SCHEDULE 16 GENERAL AND ADMINISTRATIVE EXPENSES
Employee compensation	366.18	291.37	1,224.27	1,119.88
Contribution to provident and other funds	14.54	4.39	54.71	35.63
Gratuity and pension	10.43	2.82	48.95	41.46
Workmen and Staff welfare	65.31	51.27	226.86	173.17
Insurance	3.82	1.59	33.51	14.13
Repairs to buildings	1.69	1.38	7.83	6.17
Rent	10.79	10.35	30.21	35.24
Rates and taxes	7.32	4.83	20.14	24.96
Auditors’ remuneration and expenses
Audit fees	2.61	2.53	8.28	7.08
For certification including tax audit	0.90	0.67	0.96	1.03
Reimbursement of expenses	—	0.06	0.78	0.28
Loss on disposal of Fixed Assets	—	0.53	1.10	6.90
Depreciation	25.26	19.06	99.83	121.29
Travel	117.82	64.15	420.02	362.17
Communication	19.88	21.61	78.60	85.52
Provision / write off of bad debts	10.84	(19.73)	151.89	123.64
Miscellaneous Expenses	360.13	276.91	1,234.48	938.60

Total	1,017.52	733.79	3,642.42	3,097.15

WIPRO LIMITED - CONSOLIDATED

	(Rs. in Million)
	Quarter ended March 31,		Year ended March 31,
	2005	2004	2005	2004

SCHEDULE 17 INTEREST
On fixed loans	—	5.09	—	8.77
Other	6.09	1.81	56.12	26.30

Total	6.09	6.90	56.12	35.07

SCHEDULE 18 RAW MATERIALS, FINISHED AND PROCESSED STOCKS
Consumption of raw materials and bought out components :
Opening Stocks	669.18	363.43	551.40	398.22
Add : Purchases	1,303.19	2,184.55	7,386.89	5,728.84
Less : Closing Stocks	829.77	551.40	829.77	551.40

	1,142.60	1,996.58	7,108.52	5,575.66

Purchase of Finished Products for sale	3,097.36	1,128.99	5,615.34	3,492.83

(Increase)/decrease in finished and process stocks :
Opening Stock : In process	259.16	130.68	159.52	119.03
: Finished products	631.61	734.54	549.59	467.33

Less : Closing Stock : In process	212.51	159.52	212.51	159.52
: Finished products	666.56	549.59	666.56	549.59

	11.70	156.11	(169.96)	(122.75)

Total	4,251.66	3,281.68	12,553.90	8,945.74

WIPRO LIMITED - CONSOLIDATED

SCHEDULE 19 SIGNIFICANT ACCOUNTING POLICIES

Accounting convention

The preparation of consolidated financial statements in conformity with Indian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Basis of preparation of financial statements

The accompanying consolidated financial statements have been prepared in accordance with Accounting Standard 21 ‘Consolidated Financial Statements’ and Accounting Standard 23 ‘Accounting for Investments in Associates in Consolidated Financial Statements.

Principles of consolidation

The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled and its affiliates where the group holds more than 20% of voting power and has significant influence. All material inter-company accounts and transactions are eliminated on consolidation. The group accounts for investments in affiliates by the equity method.

Revenue recognition

•	Sales include applicable sales tax unless separately charged, export incentives, and are net of discounts.

•	Sales are recognised on despatch, except in the following cases :

-	Consignment sales are recognised on receipt of statement of account from the agent

-	Sales, which are subject to detailed acceptance tests, revenue is reckoned based on milestones for billing, as provided in the contracts

-	Revenue from software development services includes revenue from time and material and fixed price contracts. Revenue from time and material contracts are recognised as related services are performed. With reference to fixed price contracts revenue is recognised in accordance with percentage of completion method of accounting

•	Export incentives are accounted on accrual basis and include estimated realizable values/benefits from special import licenses and Advance licenses.

•	Agency commission is accrued on shipment of consignment by principal.

•	Maintenance revenue is considered on acceptance of the contract and is accrued over the period of the contract.

•	Other income is recognised on accrual basis.

Fixed Assets and Depreciation

Fixed assets are stated at historical cost less depreciation.

Interest on borrowed money allocated to and utilised for fixed assets, pertaining to the period up to the date of capitalization is capitalised. Assets acquired on hire purchase are capitalised at the gross value and interest thereon is charged to Profit and Loss account. Renewals and replacement are either capitalised or charged to revenue as appropriate, depending upon their nature and long-term utility.

Depreciation is provided on straight line method at rates specified in Schedule XIV to the Companies Act, 1956, except on computers, furniture and fixture, office equipment, electrical installations (other than those at factories) and vehicles for which commercial rates are applied. In Wipro Inc., Enthink Inc. and Wipro Japan KK depreciation is provided on Written Down Value method.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortised over their estimated useful life ranging between 5 years and 20 years.

Goodwill

The goodwill arising on consolidation/acquisition is not amortised. It is tested for impairment on a periodic basis and written off if found impaired.

Investments

Long term Investments are stated at cost and short term investments are valued at lower of cost and net realizable value. Diminution in value is provided for where the management is of the opinion that the diminution is of permanent nature.

Inventories

Finished goods are valued at cost or net realizable value, whichever is lower. Other inventories are valued at cost less provision for obsolescence. Indigenously developed software products are valued at cost, which reflects their remaining economic life. Small value tools and consumables are charged to consumption on purchase. Cost is computed on weighted average basis.

WIPRO LIMITED - CONSOLIDATED

Provision for retirement benefits

For employees covered under group gratuity scheme of LIC, gratuity charged to Profit and Loss account is on the basis of premium demanded by LIC. Provision for gratuity (for certain category of employees) and leave benefit for employee’s is determined as per actuarial valuation at the year-end. Defined contributions for provident fund and pension are charged to the Profit and Loss account based on contributions made in terms of applicable schemes, after netting off the amounts rendered surplus on account of employees separated from the Company. Certain categories of employees are entitled to pension benefits which are determined based on factors like years of services and cumulative basic salary. The company has provided for the liability based on an actuarial valuation. The compensation paid if any, on voluntary retirement to the employees is charged off as an expense in the year of incurrence.

Deferred Tax

Tax expenses charged to Profit and Loss account is after considering deferred tax impact for the timing difference between accounting income and tax income. Deferred tax assets are recognised when there is a reasonable certainty that they will be realised. Deferred tax asset relating to unabsorbed business losses are recognised when there is a virtual certainty that there will be sufficient taxable profits to utilise them.

Foreign currency transactions

The Company is exposed to currency fluctuations on foreign currency transactions. With a view to minimise the volatility in financial statements arising from fluctuations in the currency rates, the Company follows established risk management policies, including the use of foreign exchange forward contracts.

As a part of the Risk Management Policies, the forward contracts are designated as hedge of highly probable forecasted transactions. The accounting standard on “The effects of changes on foreign exchange rates”, which was amended with effect from April 1, 2004 provides guidance on accounting for forward contracts. Further to that, the Institute of Chartered Accountants of India has clarified that this accounting standard is not applicable to the forward contracts which are for hedging highly probable forecasted transactions.

Foreign currency transactions are recorded at the spot rate at the beginning of the concerned month. Period-end balances of foreign currency assets and liabilities are restated at the closing rate/forward contract rate, as applicable. The exchange difference arising from restatement or settlement is recognised in the profit and loss account.

Gains/losses, including gains/losses on intermediary roll over/cancellation, of Forward contracts designated as hedge of highly probable forecasted transactions are recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur.

Other forward contracts, options etc. which are not designated as hedge of forecasted transaction, are marked to market on the balance sheet date and the resultant gain/loss is accounted in the profit and loss account for the period.

In respect of non-integral operations assets and liabilities are translated at the exchange rate prevailing at the date of the balance sheet. The items in the profit & loss account are translated at the average exchange rate during the period. The differences arising out of the translation are transferred in translation reserve.

Research and Development

Revenue expenditure on research and development is charged to Profit and Loss account and capital expenditure is shown as addition to fixed assets.

NOTES TO ACCOUNTS

1.	Goodwill on consolidation as on the balance sheet date comprises of the following :

(Rs. in Million)

Wipro Fluid Power Limited	18.27
Wipro BPO Solutions Limited
(formerly Wipro Spectramind Services Limited)	4,090.91
Wipro Healthcare IT Limited	175.01
Cygnus Negri Investments Private Limited	16.26
Wipro Inc.	1,249.84
Wipro Technology UK Limited	112.87

Total	5,663.16

2.	As of March 31, 2005, forward contracts to the extent of USD 318 Mn have been assigned to the foreign currency assets as on the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium/discount in respect of the expired period.

WIPRO LIMITED - CONSOLIDATED

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain/loss on roll over/cancellation/expiry of such contracts is recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances/Current liabilities.

The Company has also entered into option/forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognised in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account. Consequently, the Company has recognised marked to market loss of Rs. 1.03 Mn in the current period.

As at the balance sheet date, the Company had forward contracts to sell USD 503 Mn in respect of forecasted transactions. The effect of marked to market and of intermediary roll over/expiry of the said forward contracts is a gain of Rs. 275.31 Mn. The final impact of such contracts will be recognised in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to follow the earlier year’s accounting policy, the profit for the quarter would have been higher by Rs. 280.22 Mn (higher by Rs. 83.22 Mn for the year ended March 31, 2005).

3.	In June 2004, a subsidiary of the Company acquired trademark/brand “Chandrika’ for an aggregate consideration of Rs. 238.00 Mn. The subsidiary is entitled to use the trademark/brand in manufacturing, selling and distributing products in India and other SAARC countries. Further, rights to use the brand in Nepal has been acquired at Rs. 30.00 Mn.

Pursuant to an agreement between the company and the subsidiary, the company is licensed to use the trademark/brand “Chandrika”. The Company has also entered into a non-compete agreement with the sellers of “Chandrika” brand, for which it has paid certain amount as up-front fee. In addition, the Company will be paying an annual non-compete fee computed as a specified percentage of the revenues from products sold under “Chandrika” trade-name, subject to a minimum annual payment.

Based on the performance of various other comparable established brands in the market, the company estimates that the useful life of the brand is at least 20 years and hence the cost of the brand is amortised over the period of 20 years. Further, the upfront non-compete fee is amortised over the period of agreement and the annual non-compete fee is recognised in the respective years.

4.	During the year ended March 31, 2005 the Company acquired 4,164,792 shares from the employees of Wipro BPO Solutions Limited for a total consideration of Rs. 618.15 Mn and recognised goodwill of Rs. 411.52 Mn.

5.	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”. Investments in WeP Peripherals Ltd. have been accounted for by equity method.

6.	In June 2004, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2004) and Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorised to issue up to 6,000,000 Restricted Stock Units (RSUs) under each plan to eligible employees.

RSUs vest over a period of five years from the date of grant and upon vesting the employees have a right to acquire one equity share for every RSU at an exercise price. The RSUs granted are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price is recognised as deferred compensation cost and amortised over the vesting period.

The Company granted 4,986,298 RSUs under the WRSUP 2004 plan and 791,800 RSUs under the WARSUP 2004 Plan. The deferred compensation cost of Rs. 3,651.55 Mn arising from the grant is being amortised over the vesting period of five years. During the quarter ended March 31, 2005 the Company has charged to profit and loss account Rs. 176.70 Mn (12 months period - Rs. 345.62 Mn) of deferred compensation cost as salaries and wages.

7.	In March 2004, the Company received a demand from the income tax department of Rs. 2,614.57 Mn (Including interest demand of Rs. 764.49 Mn) for one of its assessment years. The tax demand is mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. On similar grounds the company received, in March 2005, a demand from the income tax department of Rs. 2,617.15 Mn (Including interest demand of Rs. 692.86 Mn) for another assessment year. Un-provided liability in respect of the said demands is Rs. 4,737.95 Mn.

In the opinion of the Company’s legal counsel the said disallowance is not tenable. The management of the company has filed an appeal against the demand received in March 2004 and is in the process of filing appeal against the demand received in March 2005. Considering the facts and nature of disallowance, the management believes that final outcome of the dispute shall be positive and there will not be any material impact on the financial statement.

WIPRO LIMITED - CONSOLIDATED

8.	In certain cases, the Company has sold its products by way of lease arrangements with the customers. The transaction is treated as finance lease in accordance with Accounting Standard 19 - Leases. The details of lease transactions as at March 31, 2005 is as follows :

Gross investments in Lease	- Rs. 68.46 Mn (Receivable within 1 through 5 years)
Present value of minimum lease payment	- Rs. 56.13 Mn
Unearned finance income	- Rs. 12.33 Mn

9.	The Company has instituted various Employee Stock Option Plans. The compensation committee of the board evaluates the performance and other criteria of employees and approves the grant of options. These options vest with employees over a specified period subject to fulfillment of certain conditions. Upon vesting, employees are eligible to apply and secure allotment of Company’s shares at a price determined on the date of grant of options. The particulars of options granted under various plans are tabulated below.

Stock option activity under the 1999 Plan is as follows :

	Year ended March 31, 2005
				Weighted-
			Weighted-	average
	Shares arising	Range of	average	remaining
	out of options	exercise prices	exercise price	contractual life
		Rs.	Rs.	(months)

Outstanding at the beginning of the period	3,557,331	341 - 362	362	18
	6,298,110	618 - 841	621	26

Forfeited during the period	(38,220)	341 - 362	362	—
	(300,069)	618 - 841	618	—

Exercised during the period	(2,043,436)	341 - 362	361	—
	(1,028,179)	618 - 841	618	—

Outstanding at the end of the period	1,475,675	341 - 362	362	6
	4,969,862	618 - 841	622	14

Exercisable at the end of the period	1,475,675	341 - 362	362	6
	3,479,803	618 - 841	622	14

     Stock option activity under the 2000 Plan is as follows :

	Year ended March 31, 2005
				Weighted-
			Weighted-	average
	Shares arising	Range of	average	remaining
	out of options	exercise prices	exercise price	contractual life
		Rs.	Rs.	(months)

Outstanding at the beginning of the period	257,400	344 - 511	460	41

	15,567,528	529 - 792	532	37
	6,813,549	794 - 915	797	30

Forfeited during the period	(33,525)	344 - 511	462	—
	(946,291)	529 - 792	532	—
	(482,975)	794 - 915	800	—

Exercised during the period	(27,427)	344 - 511	451	—
	(1,530,988)	529 - 792	529	—

Outstanding at the end of the period	196,448	344 - 511	461	33
	13,090,249	529 - 792	533	35
	6,330,574	794 - 915	797	18

Exercisable at the end of the period	82,938	344 - 511	461	33
	7,864,909	529 - 792	533	35
	4,431,402	794 - 915	797	18

WIPRO LIMITED - CONSOLIDATED

     Stock option activity under the 2000 ADS Plan is as follows :

	Year ended March 31, 2005
				Weighted-
			Weighted-	average
	Shares arising	Range of	average	remaining
	out of options	exercise prices	exercise price	contractual life
		$	$	(months)

Outstanding at the beginning of the period	214,650	6.92 - 10.02	8.64	42
	1,696,011	11.63 - 13.79	12.77	33

Forfeited during the period	(30,000)	11.63 - 13.79	13.05	—

Exercised during the period	(12,375)	11.63 - 13.79	7.54	—
	(650,661)	25.90 - 29.03	12.69	—

Outstanding at the end of the period	202,275	6.92 - 10.02	8.70	30
	1,015,350	11.63 - 13.79	12.99	21

Exercisable at the end of the period	98,978	6.92 - 10.02	8.73	30
	773,150	11.63 - 13.79	13.02	21

10.	The breakup of accumulated net deferred tax asset is given below :

	(Rs. in Million)
	March 31, 2005	March 31, 2004

Deferred tax assets :
Allowance for doubtful debts	134.08	92.64
Property plant and equipment - Depreciation differential	(27.17)	49.12
Employee stock incentive plan	9.39	9.39
Accrued expenses	201.57	166.27
Business losses carried forward	177.13	168.88

	495.00	486.30

11.	Provision for taxation comprises of following :

(i)	Rs. 1,133.65 Mn (2004 : Rs. 758.93 Mn) in respect of foreign taxes, net of deferred tax benefit of Rs. Nil (2004 : Rs. 61.31 Mn).

(ii)	Rs. 1,607.54 Mn (2004 : Rs. 918.63 Mn) in respect of Indian Income Tax, which includes provision of Rs. 70.55 Mn (2004 : Rs. 251.39 Mn) in respect of earlier years and deferred tax benefit of Rs. 8.70 Mn (2004 : charge Rs. 40.93 Mn).

(iii)	Rs. 8.40 Mn (2004 : Rs. 3.00 Mn) in respect of Wealth Tax which includes provision of Rs. 3.40 Mn in respect of earlier years (2004 : Rs. Nil).

12.	Estimated amount of contracts remaining to be executed on Capital account and not provided for is Rs. 1,180.80 Mn (2004 : Rs. 569.11 Mn).

13.	Contingent liabilities in respect of :

i)	Disputed demands for excise duty, customs duty, income tax, sales tax and other matters Rs. 5,950.08 Mn (2004 : Rs. 3,350.81 Mn).

ii)	Performance and financial guarantees given by the Banks on behalf of the Company is Rs. 2,243.12 Mn (2004 : Rs.1,895.56 Mn).

WIPRO LIMITED - CONSOLIDATED

14.	The details of subsidiaries and affiliates are as follows :

	Country of	% Holding
	Incorporation

a) Name of the subsidiary
Wipro Fluid Power Limited	India	98%
Wipro Inc.	USA	100%
Enthink Inc. (a)	USA	—
Wipro Japan KK	Japan	100%
Wipro Chandrika Limited	India	90%
Wipro Trademarks Holding Limited	India	100%
Wipro Travel Services Limited	India	100%
Wipro HealthCare IT Limited	India	100%
Spectramind Limited	Bermuda	100%
Spectramind Limited (b)	Mauritius	—
Wipro BPO Solutions Limited (c)	India	93%
Spectramind Inc. (d)	USA
Wipro Holdings (Mauritius) Limited	Mauritius	100%
Wipro Holdings (UK) Limited (e)	UK	—
Wipro Technologies UK Limited (f)	UK	—
Wipro Consumer Care Limited	India	100%
Cygnus Negri Investments Private Limited (g)	India	—
Wipro Shanghai Limited	China	100%

b) Wipro Equity Reward Trust	India	Fully controlled trust

c) Grantor Trust	USA	Fully controlled trust

d) Name of the affiliates
Wipro GE Medical Systems Private Limited	India	49%
WeP Peripherals Limited	India	37.72%

Note :

a)	Majority owned by Wipro Inc.

b)	Fully owned by Spectramind Limited, Bermuda

c)	Owned through Spectramind Limited, Bermuda and Spectramind Limited, Mauritius

d)	Fully owned through Wipro BPO Solutions Limited

e)	Fully owned by Wipro Holdings (Mauritius) Limited

f)	Fully owned by Wipro Holdings (UK) Limited

g)	Fully owned by Wipro Trademarks Holding Limited

15.	Diluted EPS is calculated based on treasury stock method for ESOP outstanding.

WIPRO LIMITED – CONSOLIDATED

16.	The Company has the following transactions with related parties:

	(Rs. in Million)
	As of March 31,
	2005	2004

Wipro GE Medical Systems Private Ltd.:
Revenues from sale of computer equipment and administrative and management support services	111.68	116.49
Rent, travel and related expenses	1.61	—
Purchase of Software	0.45	—
WeP Peripherals Ltd.
Revenues from sale of computer equipment and services	10.48	8.00
Fees for usage of Brand/trademark	—	22.04
Payments for services	7.50	4.05
Purchase of printers	176.79	79.89
Azim Premji Foundation:
Revenues from sale of computer equipment and services	6.71	1.97
Chairman
Payment of lease rentals	1.13	1.43
Payment to Non-Executive Directors:
Dr. Ashok Ganguly	0.8	0.8
Narayanan Vaghul	0.8	0.8
Prof. Eisuke Sakakibara	Yen 4.8	Yen 4.8
Dr. Jagdish N. Sheth	$0.03	$0.03
P.M. Sinha	1.00	1.00
B.C. Prabhakar	0.40	0.40

The following is the listing of receivables from and payables to related party as on the balance sheet date.

	(Rs. in Million)
	As of March 31,
	2005	2004

Receivables:
WeP Peripherals Limited	1.90	3.04
Wipro GE Medical Systems Private Limited	20.94	31.32
Azim Premji Foundation	6.71	0.04
Hasham Premji	—	25.00
Payables:
WeP Peripherals Ltd.	—	34.46

17.	The segment report prepared in accordance with the Accounting Standard 17 ‘Segment reporting’ issued by the Institute of Chartered Accountants of India is given in the Annexure I.

18.	Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to this period classification.

19.	Pursuant to the exemption granted by the Department of Company Affairs, Government of India, the Company is publishing the consolidated and standalone financial statements of Wipro Limited and its subsidiaries. The financial statements and auditors’ report of the individual subsidiaries are available for inspection by the shareholders at the registered office. However, the information in aggregate on capital, reserves, total assets, total liabilities, details of investment (except in case of investment in subsidiaries), turnover, profit before taxation, provision for taxation, profit after taxation and proposed dividend for each subsidiary is provided.

WIPRO LIMITED - CONSOLIDATED

	(Rs. in million)
Name of the Subsidiary	Share	Reserves &	Total	Total	%	Sales &	Profit	Provision	Profit	Proposed
	Capital	Surplus	Assets	Liabilities	of	Other	before	for	after	Dividend
				[excl.	Holding	Income	taxation	taxation	taxation	(incl.
				(2) & (3)]						dividend
										tax)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)

Wipro Fluid Power Limited	452.36	515.78	1,423.16	455.02	98%	2,097.94	377.89	130.56	247.33	4.07
Wipro Inc.	1,040.89	(59.62)	1,235.16	253.89	100%	1,070.62	(91.13)	—	(91.13)	—
Enthink Inc. (a)	105.25	(96.34)	49.16	40.25	—	—	(0.05)	—	(0.05)	—
Wipro Japan KK	9.74	2.22	52.10	40.14	100%	134.09	(45.59)	—	(45.59)	—
Wipro Chandrika Limited	10.00	(16.26)	279.73	285.99	90%	—	(24.51)	(8.25)	(16.26)	—
Wipro Trademarks Holding Limited	22.14	(1.81)	20.34	0.01	100%	0.05	0.01	—	0.01	—
Wipro Travel Services Limited	0.66	1.68	43.43	41.09	100%	19.14	2.20	0.79	1.41	—
Wipro HealthCare IT Limited	34.10	30.24	118.78	54.44	100%	47.20	(10.33)	0.08	(10.41)	—
Spectramind Limited, Bermuda	420.10	70.83	490.95	0.02	100%	—	—	—	—
Spectramind Limited, Mauritius (b)	452.95	142.79	596.16	0.42	—	—	—	—	—	—
Wipro BPO Solutions Limited (c)	659.28	3,351.87	4,845.82	834.67	93%	6,513.57	1,262.67	4.23	1,258.44	—
Spectramind Inc. (d)	76.51	(59.58)	139.96	123.03	—	—	12.37	—	12.37	—
Wipro Holdings (Mauritius) Limited	132.44	(0.16)	132.69	0.41	100%	—	(0.11)	—	(0.11)	—
Wipro Holdings (UK) Limited (e)	131.96	(0.04)	131.94	0.02	—	—	(0.01)	—	(0.01)	—
Wipro Technology UK Limited (f)	131.72	(79.48)	137.53	85.29	—	26.44	(63.98)	—	(63.98)	—
Wipro Consumer Care Limited	2.47	(1.52)	0.95	—	100%	—	(1.51)	—	(1.51)	—
Cygnus Negri Investments Pvt. Ltd. (g)	20.10	(16.41)	5.70	2.01	—	0.49	0.31	0.11	0.20
Wipro Shanghai	9.29	(4.69)	23.84	19.24	100%	17.58	(4.69)	—	(4.69)	—

(a)	98 % owned by Wipro Inc.

(b)	Fully owned by Spectramind Limited, Bermuda

(c)	Owned through Spectramind Limited, Bermuda and Spectramind Limited Mauritius

(d)	Fully owned by Wipro BPO Solutions Limited

(e)	Fully owned by Wipro Holdings Mauritius Limited

(f)	Fully owned by Wipro Holdings UK Limited

(g)	Fully owned by Wipro Trademarks Holding Limited

Note : Total assets of Wipro Fluid Power Limited and Wipro BPO Solutions Limited include Investments in Mutual Fund – Rs. 288.86 million and Rs. 1,407.36 million respectively.

WIPRO LIMITED - CONSOLIDATED

CASH FLOW STATEMENT

		(Rs. in Million)
		Quarter ended March 31,		Year ended March 31,
		2005	2004	2005	2004

A.	Cash flows from operating activities :
	Profit before tax	5,018.56	3,962.98	18,947.77	12,031.82
	Adjustments:
	Depreciation and amortization	715.33	575.46	2,456.24	1,971.85
	Amortisation of stock compensation	176.70	191.65	345.62	—
	Exchange differences - Net	(92.45)	(132.77)	(92.45)	(132.77)
	Retirement benefits provision	(424.90)	(66.89)	145.23	161.60
	Interest on borrowings	6.09	(28.17)	56.12	—
	Dividend/interest - Net	(204.55)	(168.00)	(750.74)	(762.41)
	Loss/(Gain) on sale of property, plant
	and equipment	(2.33)	(112.89)	(109.80)	(107.00)
	Working Capital Changes :
	Trade and other receivable	(1,629.28)	(2,222.14)	(4,433.69)	(3,670.41)
	Loans and advances	591.73	(312.80)	311.74	(359.89)
	Inventories	(150.14)	(34.97)	(455.23)	(281.50)
	Trade and other payables	1,006.59	1,136.94	4,197.19	2,748.13

	Net cash generated from operations	5,011.35	2,788.40	20,618.00	11,599.42
	Direct taxes paid	(557.76)	(669.62)	(2,354.70)	(1,568.36)

	Net cash generated from operations	4,453.59	2,118.78	18,263.30	10,031.06

B.	Cash flows from investing activities :
	Acquisition of property, plant and equipment
	(including advances)	(1,673.08)	(1,277.05)	(6,627.43)	(4,100.97)
	Proceeds from sale of property, plant and equipment	14.74	54.17	168.98	121.86
	Purchase of investments	(19,566.03)	9,334.18	(70,650.11)	(10,706.51)
	Inter Corporate deposits placed/matured	—	7.58	—	285.30
	Certificate of Deposits with foreign banks	—	—	—	2,463.06
	Proceeds on Sale/from maturities on Investments	18,486.00	(8,441.93)	66,383.54	48.06
	Net Payment for acquisition of businesses	(20.22)	—	(617.99)	(465.27)
	Dividend/interest income received	198.46	206.66	703.02	777.85

	Net cash generated from investing activities	(2,560.13)	(116.39)	(10,639.99)	(11,576.62)

C.	Cash flows from financing activities :
	Proceeds from exercise of Employee Stock Option	701.11	167.77	2,576.58	238.60
	Share application money pending allotment	(26.25)	1.22	12.05	—
	Dividends paid (including distribution tax)	—	—	(7,575.76)	(262.36)
	Proceeds from (issuance)/repayment of borrowings	4.92	(664.87)	(432.43)	463.02
	Proceeds from issuance shares by subsidiary	—	—	266.19	147.53

	Net cash provided by/(used in) financing activities	679.78	(495.88)	(5,153.37)	586.79

	Net increase/(decrease) in cash and
	cash equivalents during the year	2,573.54	1,506.51	2,469.95	(958.77)
	Cash and cash equivalents at the
	beginning of the period	3,141.10	1,740.98	3,242.70	4,210.08

	Effect of Translation of cash balance
	with foreign subsidiaries	(1.07)	(4.79)	0.92	(8.61)

	Cash and cash equivalents at the end of the period	5,713.57	3,242.70	5,713.57	3,242.70

WIPRO LIMITED - CONSOLIDATED

For and on behalf of the Board of Directors

Azim Hasham Premji	Vivek Paul	N. Vaghul
Chairman	Vice Chairman	Director

Suresh C. Senapaty	V. Ramachandran	P.M. Sinha
Corporate Executive Vice President	Company Secretary	Director
& Chief Financial Officer

Bangalore, April 22, 2005

AUDITOR’S CERTIFICATE

We have examined the above cash flow statement of Wipro Limited - consolidated for the year and three months ended March 31, 2005. This statement is based on and in agreement with the corresponding Profit and Loss Account and Balance Sheet of the Company for the year and three months ended March 31, 2005, covered by our report of even dated.

for N.M. Raiji & Co.,
Chartered Accountants

J.M. Gandhi
Partner
Mumbai, April 22, 2005	Membership No. 37924

WIPRO LIMITED - CONSOLIDATED

Annexure I

AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & YEAR ENDED MARCH, 2005

	(Rs. in Million)
Particulars	Quarter ended March 31,			Year ended March 31,
	2005	2004	Growth %	2005	2004	Growth %

Segment Revenue
Global IT Services and Products	16,409	12,549	31%	60,753	43,575	39%
India & AsiaPac IT Services and Products	4,842	3,666	32%	13,964	9,762	43%
Consumer Care and Lighting	1,227	1,020	20%	4,723	3,649	29%
Others	643	628	2%	2,258	1,826	24%

TOTAL	23,121	17,863	29%	81,698	58,812	39%

Profit before Interest and Tax - PBIT (1)
Global IT Services and Products	4,148	2,966	40%	16,041	9,539	68%
India & AsiaPac IT Services and Products	415	399	4%	1,042	792	32%
Consumer Care and Lighting	177	136	30%	672	551	22%
Others	81	119	-32%	397	277	43%

TOTAL	4,821	3,620	33%	18,152	11,159	63%

Interest (Net) and Other Income	198	343		796	873

Profit Before Tax	5,019	3,963	27%	18,948	12,032	57%

Income Tax expense	(715)	(759)		(2,750)	(1,681)

Profit before Share in earnings/(losses) of Affiliates and minority interest	4,304	3,204	34%	16,198	10,351	56%
Share in earnings of affiliates	42	28		175	23
Minority interest	(16)	(24)		(88)	(59)

PROFIT AFTER TAX	4,330	3,208	35%	16,285	10,315	58%

Operating Margin
Global IT Services and Products	25%	24%		26%	22%
India & AsiaPac IT Services and Products	9%	11%		7%	8%
Consumer Care and Lighting	14%	13%		14%	15%

TOTAL	21%	20%		22%	19%

CAPITAL EMPLOYED (2)
Global IT Services and Products	29,888	21,732		29,888	21,732
India & AsiaPac IT Services and Products	1,370	1,941		1,370	1,941
Consumer Care and Lighting	917	596		917	596
Others	21,538	14,498		21,538	14,498

TOTAL	53,713	38,767		53,713	38,767

CAPITAL EMPLOYED COMPOSITION
Global IT Services and Products	56%	56%		56%	56%
India & AsiaPac IT Services and Products	3%	5%		3%	5%
Consumer Care and Lighting	2%	2%		2%	2%
Others	39%	37%		39%	37%

TOTAL	100%	100%		100%	100%

RETURN ON AVERAGE CAPITAL EMPLOYED
Global IT Services and Products	59%	58%		62%	47%
India & AsiaPac IT Services and Products	119%	93%		63%	53%
Consumer Care and Lighting	90%	97%		89%	86%

TOTAL	36%	35%		39%	30%

(1)	PBIT is after considering restricted stock unit amortisation of Rs. 177 Mn for three months ended and Rs. 346 Mn for the year ended March 31, 2005. PBIT of Global IT Services and Products is after considering restricted stock unit amortisation of Rs. 159 Mn for three months ended and Rs. 310 Mn for the year ended March 31, 2005.

(2)	This includes cash and cash equivalents of Rs. 28,497 Mn (2004: Rs. 21,760 Mn).

WIPRO LIMITED — CONSOLIDATED

Notes to Segment Report :

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments : India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below :

							(Rs. in Million)
	Quarter ended March 31,				Year ended March 31,
Geography	2005	%	2004	%	2005	%	2004	%

India	6,557	29%	5,725	32%	19,513	25%	15,205	26%
USA	11,201	48%	8,738	49%	41,935	51%	30,868	52%
Rest of the World	5,363	23%	3,400	19%	20,250	25%	12,739	22%

Total	23,121	100%	17,863	100%	81,698	101%	58,812	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	As of March 31, 2005, forward contracts to the extent of USD 318 Mn have been assigned to the foreign currency assets as on the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on rollover / cancellation / expiry of such contracts is recognised in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is grouped under Loans and Advances / Current liabilities.

The Company has also entered into option / forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognised in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account. Consequently, the Company has recognised marked to market gain of Rs. 1 Mn in the current period.

As at the balance sheet date, the Company had forward contracts to sell USD 503 Mn in respect of forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 275 Mn. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to follow the earlier year’s accounting policy, the profit for the quarter would have been higher by Rs. 280 Mn (higher by Rs. 83 Mn for the year ended March 31, 2005).

5.	a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

	b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements”.

	c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

WIPRO LIMITED — CONSOLIDATED

Management Discussion and Analysis of Results for the year ended March 31, 2005 based on Consolidated Financial Statements

1.0	Industry Structure and Developments

Please refer to our discussions in the section titled “Operating and Financial Review and Prospects’’ in pages 168 through 188 of this report.

1.1	Opportunities and Threats

Please refer to our discussions in the section titled “Operating and Financial Review and Prospects” in pages 168 through 188 of this report and in the section titled “Risk Factors” in pages 138 through 148 of this report.

1.2	Segment-wise or product-wise performance

Please refer the “Segment-wise Business performance”.

1.3	Outlook

Please refer to our discussions in the section titled “Operating and Financial Review and Prospects” in pages 168 through 188 of this report.

1.4	Risk and Concerns

Please refer to our discussion in the sections titled “Risk Factors” in pages 138 through 148 of this report

2.0	Internal Control

Management maintains internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorisation and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The internal audit function performs internal audit periodically to ascertain their adequacy and effectiveness. The internal audit function also carries out Operations Review Audits to improve the processes and strengthen controls of the existing processes. The “Quality System” of the audit function has also been certified under ISO 9001:2000. It has also been accredited with “Commitment to Quality Improvement Award” by the Institute of Internal Auditors, USA. The audit committee periodically reviews the functions of internal audit.

Pursuant to the requirements of Sarbanes-Oxley Act of 2002, the CEO/CFO review and certify the disclosure controls and procedures on a quarterly basis. Management has initiated efforts to comply with Section 404 of the Sarbanes-Oxley Act. An internal steering committee has been formed, under the supervision of this committee, a dedicated team of professionals are engaged in assessing the adequacy of the Company’s internal controls over financial reporting, developing remediation plans for control deficiencies, if any, identified during the assessment, and validate through testing that the controls are functioning as documented.

3.0	Discussion on financial performance

3.1	The financial statements are prepared in compliance with the requirements of Companies Act, 1956, and Generally Accepted Accounting Principles followed in India. The management of Wipro accepts the responsibility for the integrity and objectivity of these financial statements and the basis for various estimates and the judgement used in preparing the financial statements.

3.2	Balance Sheet as of March 31, 2005

3.2.1	Share Capital

The Company has an authorised share capital of Rs. 1,750 million comprising 750 million equity shares of Rs. 2 each and 25 million 10.25% redeemable cumulative preference shares of Rs. 10 each as of March 31, 2005.

Paid up Capital

The Company has a paid up capital of Rs. 1,407 million comprising 703,570,522 equity shares of Rs. 2 each as of March 31, 2005.

Equity Shares

The Company has instituted various Employee Stock Option Plans (ESOP), these options vest with the employees over a specified period subject to employee fulfilling certain conditions. Upon vesting, the employees are eligible to apply and secure allotment of the Company’s equity shares at a price determined on the date of grant of options. During the year, 5,180,110 shares were allotted on exercise of the options under various Employee Stock Option Plans instituted by the Company.

The Board of Directors have recommended issue of bonus shares to shareholders (including ADS holders) in the ratio of one additional share for every one share held subject to shareholder approval in the Annual General Meeting scheduled in July 2005.

WIPRO LIMITED - CONSOLIDATED

3.2.2	Reserves and Surplus

Share Premium Account

Addition to Share premium comprises of premium received on exercise of stock options, amounting to Rs. 2,567 million.

Restricted Stock Units

In June 2004, the Company established Wipro Restricted Stock Unit Plan (WRSUP 2004) and Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorised to issue up to 6,000,000 Restricted Stock Units (RSUs) under each plan to eligible employees.

RSUs vest over a period of five years from the date of grant and upon vesting the employees have a right to acquire one equity share for every RSU at an exercise price of Rs. 2. The RSUs granted are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price is recognised as deferred compensation cost and amortised over the vesting period.

The Company granted 4,986,298 RSUs under the WRSUP 2004 plan and 791,800 RSUs under the WARSUP 2004 Plan. The deferred compensation cost of Rs. 3,652 million arising from the grant is being amortised over the vesting period of five years.

During the year ended March 31, 2005 the Company has charged to profit and loss account Rs. 346 million of deferred compensation cost as employee compensation. The cumulative charge to profit and loss account would be treated as share premium on allotment of shares.

3.2.3	Secured Loans

The Company utilizes cash credit facilities under multiple banking arrangements for effective cash management. The Company has availed cash credit facilities of Rs. 215 million as on March 31, 2005.

3.2.4	Unsecured Loans

The Company has availed certain incentives provided by State Governments. The Sales Tax collection on sales is required to be remitted after a specified time period. In the current year, the Company prepaid a portion of the deferred sales tax collection and received interest credit of Rs. 11 million. Further, the Company has also received certain interest free loans from State Government.

The Company has availed unsecured cash credit facilities overseas to bridge temporary mismatch in cash flows.

3.2.5	Minority Interest

Minority interest of Rs. 265 million represents share of minority shareholders in the assets of Wipro BPO Solutions Limited (93% owned) and Wipro Fluid Power Limited (98% owned).

3.2.6	Fixed Assets

Goodwill on consolidation

The excess of consideration paid over the book value of assets acquired has been recognised as goodwill in accordance with Accounting Standard 21 on ‘Consolidated Financial Statements’. Goodwill arising on account of acquisition of subsidiaries and affiliates is not being amortised but is reviewed periodically for impairment. If the carrying value of the goodwill exceeds its fair value, goodwill is considered to be impaired and the impairment is charged to the income statement for the year. Goodwill in the balance sheet represents goodwill arising on acquisition of the following :

WIPRO LIMITED — CONSOLIDATED

(Rs. in millions)

Wipro Fluid Power Limited	18
Wipro BPO Solutions Limited	4,091
Wipro HealthCare IT Limited	175
Cygnus Negri Investments Private Limited	16
Wipro Inc.	1,250
Wipro Technology UK Limited	113

Total	5,663

Please refer Notes 1 and 4 in the section – Notes to Accounts of the consolidated financial statement.

During the year ended March 31, 2005 the Company carried out impairment review for goodwill of Wipro Fluid Power Limited, Wipro BPO Solutions Limited, Wipro HealthCare IT Limited, Global energy practice (Wipro Inc. and Wipro Technology UK Limited). The fair value of these businesses exceeded its carrying value.

Additions to Fixed Assets

During the year, the Company invested Rs. 6,632 million on Fixed Assets. The unit-wise spends are outlined below :

		(Rs. in millions)
Business Unit	2005	2004

Global IT Services & Products	5,809	3,470
India & AsiaPac IT Services & Products	98	97
Consumer Care & Lighting	452	103
Others	268	431

Total	6,627	4,101

The Company enhanced its capacity in development centres from 17,893 seats in fiscal 2004 to 27,434 seats in fiscal 2005. In BPO services, the number of seats available for call centre agents increased from 7,441 in fiscal 2004 to 10,039 in fiscal 2005.

The above investments in capital assets resulted in the following additions to the gross block in Global IT Services and Products business segment.

		(Rs. in millions)
Asset Category	2005	2004

Land - Freehold	244	71
- Leasehold	62	10
Building	828	892
Electricals	488	211
Plant & Machinery	981	595
Computers	1,528	993
Capital WIP/Others	1,678	698

Total	5,809	3,470

Depreciation

The Company has provided depreciation either at the rates specified in Schedule XIV of the Companies Act, 1956, or at commercial rates which are higher than the rates specified in Schedule XIV. Depreciation as a percentage of sales remained at 3% in fiscal year 2005.

WIPRO LIMITED — CONSOLIDATED

3.2.7	Investments

Purchase of Investments during the year

Surplus cash generated by operations are invested in short term mutual fund units. The Company follows a policy of investing in specific plan of Mutual Funds having a minimum corpus of Rs. 2,000 million with an overall ceiling to ensure that the Company’s investment is not more than 10% of the corpus of the fund. Investments in units of liquid mutual funds have increased from Rs. 18,517 million in fiscal 2004 to Rs. 22,784 million in fiscal 2005.

3.2.8	Inventories

Inventories mainly comprise computers, upgrades and spares of India and AsiaPac IT Services and Products and raw material and finished stocks of Wipro Consumer Care & Lighting and Wipro Fluid Power. Stock of inventory has increased from Rs. 1,292 million as on March 31, 2004 to Rs. 1,747 million as on March 31, 2005. Inventory of India and AsiaPac IT Services increased by Rs. 171 million due to procurement of components and finished goods towards the end of the year to meet certain specific pending orders for execution during the period April to June 2005. Inventory in Wipro Fluid Power Limited has increased by Rs. 203 million in line with 42% YOY growth in revenues.

3.2.9	Sundry Debtors

Sundry Debtors (net of provision) for the current year is at Rs. 15,717 million against Rs. 11,866 million in the previous year. Segment-wise break-up of sundry debtors is outlined below :

			(Rs. in millions)
Business Unit	2005	2004	Increase (%)

Global IT Services and Products	11,910	8,101	47%
India and AsiaPac IT Services and Products	3,045	3,169	(4%)
Consumer Care and Lighting	264	227	16%
Others	498	369	35%

Total	15,717	11,866	32%

In Global IT Services and Products, revenues have increased by 39% in fiscal 2005 as compared with fiscal 2004, days of sales outstanding for IT Services and Products have increased from 57 days in fiscal 2004 to 66 days in fiscal 2005.

In India and AsiaPac IT Services and Products, Sundry debtors have decreased despite 43% increase in revenues. Days of sales outstanding have declined from 82 days in fiscal 2004 to 64 days in fiscal 2005.

Debtors outstanding for more than six months have declined from 2% of revenues in fiscal 2004 to 1% of revenues in fiscal 2005. Provision for doubtful debts has declined from 1.2% of sales in fiscal 2004 to 1% of sales in fiscal 2005. In absolute terms provision for doubtful debts has increased from Rs. 750 million to Rs. 847 million in fiscal 2005.

3.2.10	Cash and Bank Balances

Customer collections of the last few working days of fiscal 2005 have been remitted/deployed in April 2005.

3.2.11	Loans and Advances

			(Rs. in millions)
Particulars	2005	2004	Increase %

Advances recoverable in cash or in kind	1,795	2,127	(16%)
Unbilled revenue	2,741	2,085	31%
Others	1,093	1,472	(26%)

Total	5,629	5,684	(1%)

•	Advances recoverable in cash or in kind have decreased from Rs. 2,127 million to Rs. 1,795 million. This decrease is mainly due to sale of Employee Advances with one of the bankers.

WIPRO LIMITED - CONSOLIDATED

•	Unbilled revenue has increased on account of three factors. First, 18% increase in revenues from Fixed Price Projects in IT Services. Second, 56% increase in revenues from BPO services where certain customers are billed after the end of the month. Third, increase in revenues from services by 39% in fiscal 2005 in India and AsiaPac IT Services and Products.

•	Decrease of Rs. 379 million in ‘Others’ is mainly due to Rs. 400 million decline in Advance Tax.

3.2.12	Current Liabilities and Provisions

Current Liabilities

			(Rs. in millions)
Particulars	2005	2004	Increase %

Sundry Creditors	3,743	3,153	19%
Advances from customers	638	535	19%
Unearned revenues	640	363	76%
Other Liabilities	7,986	4,843	65%

Total	13,007	8,894	46%

Sundry Creditors represent the amount payable to vendors for supply of goods and services. Sundry creditors of India and AsiaPac IT Services and Products increased by Rs. 553 million primarily due to increase in proportion of sales of specific traded products where the Company has better credit terms and growth in product sales.

Other liabilities comprise of amounts due for operational expenses. Other liabilities have increased by Rs. 3,143 million from Rs. 4,843 million to Rs. 7,986 million. Other liabilities of Global IT Services and Products have increased by Rs. 2,945 million in fiscal 2005. The increase in other liabilities is mainly on account Rs. 724 million increase in provision for expenses including subcontracting payments. This increase is in line with increase in employee base and increase in subcontracting expenses. The increase is also due to increase in accrual of incentives for employees, onsite salaries and withholding taxes payable thereon.

Provisions

			(Rs. in millions)
Particulars	2005	2004	Increase

Employee retirement benefits	829	683	146
Warranty provision	462	357	105
Proposed Dividend	3,518	6,750	(3,232)
Tax on proposed dividend	493	865	(372)

Total	5,302	8,655	(3,353)

•	Provisions of Rs. 829 million for employee retirement benefit represent Company’s liability towards employee leave encashment. The Company provides a contribution defined pension scheme. The contribution is funded into a pension scheme administered by Life Insurance Corporation of India (LIC). Gratuity liability is funded with LIC.

•	Warranty provision has increased from Rs. 357 million to Rs. 462 million primarily in India & AsiaPac Services and Products, due to increase in number of units of IT products sold.

•	For fiscal 2005, the Directors of the Company have proposed a cash dividend of Rs. 5/- per share on equity shares. Provisions include Rs. 3,518 million towards proposed dividend and Rs. 493 million towards tax payable on distribution of dividends.

WIPRO LIMITED — CONSOLIDATED

3.3	Result of Operations

3.3.1	Income from Sales and Services

			(Rs. in millions)
Segmental Revenues	2005	2004	Growth

Global IT Services and Products	60,753	43,575	39%
India and AsiaPac IT Services and Products	13,964	9,762	43%
Consumer Care and Lighting	4,723	3,649	29%
Others	2,258	1,826	24%

Total	81,698	58,812	39%

Global IT Services and Products

Global IT Services and Products accounted for 74% of the revenues of Wipro Limited Consolidated. During the year, revenues grew by 39% from Rs. 43,575 million to Rs. 60,753 million.

This increase is attributable to a 41% increase in revenue from Enterprise Services, a 45% increase in revenue from Technology Services and a 56% increase from BPO Services. The increase in revenue from Enterprise Services is principally driven by increased revenues from services provided to financial, retail, manufacturing and utility companies. The increase in revenue from Enterprise business is principally driven by increased revenues from services provided to utilities, manufacturing and retail verticals. Revenue from BPO services increased mainly due to increase in the number of clients and increase in the scope and volume of services provided to the clients.

Billed Man months by location - IT Services	2005	2004	Increase (%)

Onsite	59,262	46,192	28%
Offshore	120,216	85,001	41%

Total	179,478	131,193	37%

			(Rs. in millions)
Revenue by location – IT Services	2005	2004	Increase (%)

Onsite	30,364	22,737	34%
Offshore	23,857	16,464	45%

Total	54,221	39,201	38%

Revenue by Project type - IT Services	2005	2004

Time & Material	78%	73%
Fixed Price	22%	27%

Total	100%	100%

In IT Services, the volumes in terms of man months billed increased by 37% in fiscal 2005. The proportion of revenues from onsite projects decreased from 58% of total revenues in fiscal 2004 to 56% of total revenues in fiscal 2005. The proportion of Time and Material contracts increased from 73% in fiscal 2004 to 78% in fiscal 2005.

IT Services added over 130 new customers during the year, new clients accounted for over 4% of the total revenues from IT Services. Customers with an annual revenue of $ 5 million and above in IT Services increased to 62 in the year ended March 31, 2005, up from 39 in the year ended March 31, 2004.

India and AsiaPac IT Services and Products

India and AsiaPac IT Services and Products accounted for 17% of the total consolidated revenues of Wipro Limited. The increase in revenue has been mainly on account of 39% growth in revenues of manufactured and traded products and a growth of 51% in revenues from Services. The growth in services was driven by growth in Professional services, Solutions and Consulting businesses, both in India and Middle East & AsiaPac geographies.

WIPRO LIMITED — CONSOLIDATED

Consumer Care and Lighting

Consumer Care and lighting accounts for 6% of consolidated revenue of Wipro Limited. Sales under this segment have increased by 29% as against 22% increase in the last year. This was primarily attributable to increase in revenues from toilet Soaps (32%) and C&I luminaries (39%).

3.3.2	Other Income

Other income of Rs. 945 million has decreased by 28% as compared to last year.

		(Rs. in millions)
	For the year ended
Particulars	March 31, 2005	March 31, 2004

Interest, Dividend and Profit on sales of Investments	751	763
Profit on Sale of fixed assets	110	108
Difference in exchange	(9)	297
Others	93	148

Total	945	1,316

Other Income under ‘Others’ for fiscal 2004 includes Rs. 22 million of Brand fees from WeP Pheripherals Limited received in fiscal 2004. The brand agreement expired in fiscal 2004.

3.3.3	Cost of goods sold

					(Rs. in millions)
Particulars	March 31, 2005		March 31, 2004		Increase
	Amount	% to sales	Amount	% to sales

Raw materials, Finished and Process Stocks	12,554	15.4%	8,946	15.3%	40%
Employee compensation and related manpower costs	29,608	36.3%	21,135	36.2%	40%
Travel	2,117	2.6%	1,312	2.2%	61%
Others	7,988	9.8%	6,271	10.7%	27%
Miscellaneous	2,049	2.5%	1,486	2.5%	38%

Total	54,316	66.6%	39,150	67.0%	39%

Income from sales and services	81,606	100.0%	58,400	100.0%	40%

Consumption of Raw materials, finished and process stocks

Consumption of raw materials, finished and process stocks comprise mainly consumption of raw materials and finished goods for trading in India and AsiaPac IT Services and Products and Wipro Consumer Care & Lighting and Wipro Fluid Power. Consumption of raw materials, finished and process stocks increased by 40% to Rs. 12,554 million in the year ended March 31, 2005. The increase was mainly on account of increase in revenues from products component in India and AsiaPac IT Services and products by 39%, Consumer Care and Lighting by 29% and Wipro Fluid Power by 40%.

Employee compensation and related manpower costs

Salaries and other manpower related costs increased by 40% to Rs. 29,608 million in the year ended March 31, 2005. This increase was mainly due to a 47% increase in the number of employees in Global IT Services from 28,502 employees as on March 31, 2004 to 41,857 employees as on March 31, 2005 and annual compensation review in October 2004.

Travel

Travel expenses have increased in fiscal 2005 by Rs. 805 million. Out of this, increase in Global IT Services and Products by Rs. 537 million was mainly due to higher number of people deployed onsite. Onsite billed man months increased by 28% from 46,192 in fiscal 2004 to 59,262 in fiscal 2005.

WIPRO LIMITED - CONSOLIDATED

Miscellaneous Expenses

Miscellaneous expenditure has increased by 38% to Rs. 2,049 million for year ended 2005. This is principally due to increase in overseas subcontracting in certain large deals in Global IT Services and Products and increase in technology operating expenses in the BPO services in line with growth of business.

3.3.4	Selling & Marketing Expenses

					(Rs. in millions)
Particulars	March 31, 2005		March 31, 2004		Increase
	Amount	%	Amount	%

Employee compensation and related manpower costs	958	1.2%	1,068	1.8%	(10%)
Travel	2,912	3.6%	2,780	4.8%	5%
Advertisement and sales promotion	750	0.9%	572	1.0%	31%
Others	686	0.8%	648	1.1%	6%
Miscellaneous	282	0.3%	334	0.6%	(16%)

Total	5,588	6.8%	5,402	9.3%	3%

Income from sales and services	81,606	100.0%	58,400	100.0%	40%

Employee compensation and related manpower costs

Employee compensation has decreased by 10% to Rs. 958 million in the year ended March 31, 2005. This is mainly due to reduction in sales headcount in Wipro Inc (primarily Global energy practice and Wipro Nervewire).

Travel

Travel expenses as compared to sales have come down from 4.8% to 3.6% which is mainly in Global IT Services and Products. This is primarily due to rationalisation of travel and other costs relating to foreign offices.

Advertisement and sales promotion

Advertisement and sales promotion have increased by 31% to Rs. 750 million in the year ended March 31, 2005. The increase is mainly in Wipro Consumer Care and Lighting business segment where the Company is strategically investing in existing brands for increasing penetration and enhancing its product offering by building new products. This strategy has given good dividends during the year.

Miscellaneous Expenses

Miscellaneous expenses have decreased by 16% during the year from Rs. 334 million in 2004 to Rs. 282 million in 2005. This is mainly due to reduction in operations of Wipro Inc (primarily Wipro Nervewire).

3.3.5	General and Administrative Expenses

					(Rs. in millions)
Particulars	March 31, 2005		March 31, 2004		Increase
	Amount	%	Amount	%

Employee compensation and related manpower costs	1,555	1.9%	1,371	2.3%	13%
Travel	420	0.5%	362	0.6%	16%
Provision/write off of bad debts	152	0.2%	124	0.2%	23%
Others	280	0.3%	301	0.5%	(7%)
Miscellaneous	1,235	1.5%	939	1.6%	32%

Total	3,642	4.5%	3,097	5.3%	18%

Income from sales and services	81,606	100.0%	58,400	100.0%	40%

WIPRO LIMITED - CONSOLIDATED

Employee compensation and related manpower costs

Employee compensation and related manpower costs have increased by 13% to Rs. 1,555 million in the year ended March 31, 2005. This is mainly due to increase in staff count in Global IT Services and Products and compensation review in October 2004. The support staff headcount in IT Services has increased by 14% from 1,565 in March 2004 to 1,784 in March 2005. Employee compensation costs for fiscal 2004 included retention bonuses paid in connection with Nervewire acquisition.

Provision/write off of bad debts

Provision for write off of bad debts has increased by 23% from Rs. 124 million in fiscal 2004 to Rs. 152 million in fiscal 2005. As a percentage to sales, provision for write off of bad debts have declined from 0.21% of sales in fiscal 2004 to 0.19% of sales in fiscal 2005. This increase is mainly due to increase in provision in India AsiaPac IT Services and Products.

Miscellaneous Expenses

Miscellaneous expenses have increased by 32% during the year from Rs. 939 million in 2004 to Rs. 1,235 million in 2005. This increase is mainly due to increase in provision for compensation payable for delay in deliveries in India AsiaPac IT Services and Products, legal and professional charges incurred on participating in certain large bids and expenditure on recruiting local hires in respective geographies in Global IT Services and Products.

3.3.6	Interest

Interest expense for fiscal 2005 is 56 million. (Rs. 35 million for fiscal 2004)

3.3.7	Income taxes

Effective tax rate, excluding tax provision for previous years, has increased from 11.9% to 14.1% in the previous year. The higher effective tax rate is primarily due to increase in the proportion of income subject to tax in India and in foreign jurisdictions.

In March 2004, the Company received a demand from the income tax department of Rs. 2,615 million (Including interest demand of Rs. 765 million) for one of its assessment years. The tax demand is mainly on account of disallowance of deduction claimed by the company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. On similar grounds the Company received, in March 2005, a demand from the income tax department of Rs. 2,617 million (Including interest demand of Rs. 693 million) for another assessment year. Un-provided liability in respect of the said demands is Rs. 4,738 million.

In the opinion of the Company’s legal counsel the said disallowance is not tenable. The management of the company has filed an appeal against the demand received in March 2004 and is in the process of filing appeal against the demand received in March 2005. Considering the facts and nature of disallowance, the management believes that final outcome of the dispute shall be positive and there will not be any material impact on the financial statement.

3.3.8	Appropriation from profit

The Profit for the period of Rs. 16,285 million is appropriated as follows :

•	Proposed dividend on equity shares Rs. 3,479 million,

•	Tax on distribution of dividend Rs. 493 million &

•	Transfer to general reserve Rs. 12,313 million.

4.0	Material developments in Human Resources

Please refer to our discussions in the sub section titled “Employees” in page no. 195 of this report.

5.0	Transactions in which the management is interested in their personal capacity.

Refer note 15 in notes to accounts in page no. 89, 90 & 91.

WIPRO LIMITED — CONSOLIDATED

Reconciliation of Profits between Indian GAAP and US GAAP

			(Rs. in millions)
		Year ended March 31,
Particulars	Notes	2005	2004

Profit for the period as per Indian GAAP		16,285	10,315
Adjustments to reconcile profits for the period as per Indian GAAP with net income as per US GAAP
Forex gains/(losses)	A	(45)	85
Loss on direct issue of shares by Wipro BPO	B	(207)	(206)
Difference in revenue recognition norms	C & D	(91)	2
Stock compensation expense	E	(8)	(45)
Intangible asset amortization	F	(92)	(194)
Others		(9)	35

Total		(452)	(323)

Net Income as per US GAAP		15,833	9,992

Notes :

A.	The difference on account of forex gains or losses is primarily on account of difference in the treatment of mark to market gains or losses on premium on forward contracts designated as roll-over hedges and mark to market gains and losses on forward contracts on the date of designation of forward contracts as hedge.

B.	Wipro BPO has issued 4,178,294 shares and 4,637,375 shares to employees, upon exercise of employee stock options, for the year ended March 31, 2004 and 2005 respectively. As the exercise price per option was less than the Company’s carrying value per share, the exercise resulted in a decline in the carrying value of the Company’s ownership interest by Rs. 206 million and Rs. 207 million respectively for the year ended March 31, 2004 and 2005 respectively. The decline in carrying value is recognized as expense. In Indian GAAP, the consideration paid by the employees has been compared with the share of the minority interest in the net assets of Wipro BPO. In Indian GAAP, the carrying value of investments in the books of Wipro has no relevance from the perspective of computing the minority interest. The excess of consideration paid upon exercise of stock options over the share in the assets of Wipro BPO has been offset against the goodwill arising from the Wipro BPO acquisition.

C.	The Company has adopted the revenue recognition guidance, Emerging Issues Task Force (EITF) EITF Issue No. 00-21. Under EITF Issue No. 00-21, revenue is recognized upon dispatch. However, where installation is a condition to the contract, the portion of revenue linked to installation and the cost of delivered item in excess of revenue recognised are deferred and recognised upon completion of installation

D.	Additionally, there were certain other significant differences in the norms for recognizing revenues between Indian GAAP and US GAAP. Revenues relating to certain contracts which were recognized in Indian GAAP in the year ended March 31, 2003 was recognized in US GAAP only in 2004.

E.	Under US GAAP, compensation cost is recognized for shares granted to employees as the excess of the quoted market price of the stock at the date of grant over the amount to be paid by the employee. Such compensation cost is amortized over the vesting period. Accordingly, Wipro has recorded compensation cost for shares granted to employees from the Wipro Equity Reward Trust set up in 1984. No such accounting is required under Indian GAAP.

F.	In US GAAP, a portion of the purchase consideration in a business acquisition will be allocated to intangible assets meeting the criteria for being recognized as an asset apart from goodwill. The value assigned to the intangible assets will be amortised over the useful life of the intangible asset in proportion to the economic benefits consumed during each reporting period.

WIPRO LIMITED

INDEX TO FORM 20-F

			Page No.
Part I
	Item 1.	Identity of Directors, Senior Management and Advisors	135
	Item 2.	Offer Statistics and Expected Timetable	135
	Item 3.	Key Information	135-148
	Item 4.	Information on the Company	148-168
	Item 5.	Operating and Financial Review and Prospects	168-188
	Item 6.	Directors, Senior Management and Employees	188-200
	Item 7.	Major Shareholders and Related Party Transactions	200-201
	Item 8.	Financial Information	201-202
	Item 9.	The Offer and Listing	202-205
	Item 10.	Additional Information	205-222
	Item 11.	Quantitative and Qualitative Disclosure about Market Risk	222-223
	Item 12.	Description of Securities other than Equity Securities	223

Part II
	Item 13.	Defaults, Dividend Arrearages and Delinquencies	224
	Item 14.	Material Modifications to the Rights of Security Holders and use of Proceeds	224
	Item 15.	Controls and Procedures	224
	Item 16 A.	Audit Committee Financial Expert	224
	Item 16 B.	Code of Ethics	224-225
	Item 16 C.	Independent Registered Public Accounting Firm Fees and Services	225-226
	Item 16 D.	Exemptions from the Listing Standards for Audit Committees	226
	Item 16 E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	226

Part III
	Item 17.	Financial Statements	227
	Item 18.	Financial Statements	227-262
	Item 19.	Exhibits	263-301

WIPRO LIMITED

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2005

☐	Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________________ to _____________________

Commission File Number: 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act :

Title of Each Class	Name of Each Exchange on which Registered

None	Not applicable

Securities registered pursuant to Section 12(g) of the Act :

American Depositary Shares,
each represented by one Equity Share, par value Rs. 2 per share.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : 703,570,522 Equity Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☑     No     ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☑

WIPRO LIMITED

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to “U.S.”, or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or trade names used in this Annual Report on Form 20-F are the property of the respective owners.

Except as otherwise stated in this Annual Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on March 31, 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 43.62 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Annual Report.

Forward-Looking Statements May Prove Inaccurate

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS ANNUAL REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

This Annual Report includes statistical data about the IT industry that comes from information published by sources including International Data Corporation (IDC), Gartner, Inc. (Gartner), National Association of Software and Service Companies (NASSCOM), and Dataquest India (Dataquest). This type of data represents only the estimates of IDC, Gartner, NASSCOM, Dataquest and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

WIPRO LIMITED

PART I

Item 1. Identity of Directors, Senior Management and Advisers

              Not applicable.

Item 2. Offer Statistics and Expected Timetable

              Not applicable.

Item 3. Key Information

Summary of Selected Consolidated Financial Data

          The selected consolidated financial data should be read in conjunction with the consolidated financial statements, the related notes and operating and financial review and prospects which are included elsewhere in this Annual Report. The selected consolidated statements of income data for the five years ended March 31, 2005 and selected consolidated balance sheet data as of March 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with U.S. GAAP.

	(In millions, except per equity share data)
	Year ended March 31,
	2001		2002		2003		2004		2005		2005
											Convenience
											translation into
											US $
											(Unaudited)
Consolidated statements of Income data :
Revenues:
Global IT Services and Products
Services	Rs.	17,816	Rs.	21,457	Rs.	30,118	Rs.	43,343	Rs.	60,550	$1,388
Products		—		955		149		122		164	4
India and AsiaPac IT Services and Products
Services		1,873		1,914		2,240		3,109		4,709	108
Products		6,771		5,037		5,801		6,305		8,694	199
Consumer Care and Lighting		3,144		2,939		2,942		3,567		4,555	104
Others		1,039		1,171		1,599		1,987		2,681	61

Total		30,643		33,473		42,849		58,433		81,353	1,865

Cost of revenues:
Global IT Services and Products
Services		9,205		11,419		17,635		27,853		38,372	880
Products		—		891		103		78		149	3
India and AsiaPac IT Services and Products
Services		1,192		1,160		1,187		1,661		2,679	61
Products		5,459		4,268		5,100		5,643		7,815	179
Consumer Care and Lighting		2,195		1,999		2,008		2,355		2,926	67
Others		866		924		1,143		1,410		1,914	44

Total		18,917		20,661		27,176		39,000		53,855	1,235

Gross Profit		11,726		12,812		15,673		19,433		27,498	630
Operating expenses:
Selling and marketing expenses		(2,670)		(2,601)		(2,916)		(5,278)		(5,466)	(125)
General and administrative expenses		(1,926)		(1,758)		(3,277)		(3,172)		(3,744)	(86)
Amortization of intangible assets		—		—		(166)		(308)		(140)	(3)
Other operating income/ (expenses)		424		(11)		172		226		(291)	(7)

Operating income		7,554		8,442		9,486		10,901		17,857	409

WIPRO LIMITED

	(In millions, except per equity share data)
	Year ended March 31,
	2001		2002		2003		2004		2005		2005
											Convenience
											translation into
											US $
											(Unaudited)
Gain/(loss) on sale of stock by affiliates, including direct issue of stock by affiliate		—		—		—		(206)		(207)	(5)
Other income/(expense), (net)		87		838		718		868		800	18
Equity in earnings of affiliates		(53)		147		(355)		96		158	4

Income before taxes and minority interest		7,588		9,427		9,849		11,659		18,608	427
Income taxes		(1,150)		(1,016)		(1,342)		(1,611)		(2,694)	(62)
Minority interest (4)		—		—		(30)		(56)		(81)	(2)

Income from continuing operations	Rs.	6,438	Rs.	8,411	Rs.	8,477	Rs.	9,992	Rs.	15,833	$363

Earnings per share from continuing operations:
Basic		9.36		12.13		12.22		14.40		22.76	0.52
Diluted		9.28		12.11		12.20		14.39		22.58	0.52
Cash dividend per equity share		0.10		0.17		0.33		0.33		9.67	0.22
Additional data:
Revenue by Segment
Global IT Services and Products (1)	Rs.	17,942	Rs.	22,668	Rs.	30,593	Rs.	43,775	Rs.	60,689	$1,391
India and AsiaPac IT Services and Products		8,598		6,950		8,046		9,445		13,395	307
Consumer Care and Lighting		3,144		2,939		2,942		3,567		4,555	104
Others		959		916		1,268		1,646		2,714	62

Total	Rs.	30,643	Rs.	33,473	Rs.	42,849	Rs.	58,433	Rs.	81,353	$1,865

Operating Income by Segment (2)
Global IT Services and Products (3)	Rs.	6,038	Rs.	7,609	Rs.	8,281	Rs.	9,300	Rs.	15,825	$363
India and AsiaPac IT Services and Products		825		578		539		761		970	22
Consumer Care and Lighting		450		404		422		546		671	15
Others		48		41		256		308		466	11
Reconciling items		193		(190)		(12)		(14)		(75)	(2)

Total	Rs.	7,554	Rs.	8,442	Rs.	9,486	Rs.	10,901	Rs.	17,857	$409

Transitional disclosures pertaining to adoption of SFAS No. 142, Goodwill and Other Intangible Assets.
Income from continuing operations, as reported	Rs.	6,438	Rs.	8,411
Add: Amortization of goodwill		45		175
Income from continuing operations, adjusted		6,483		8,586
Earnings per share: Basic
Continuing operations, as reported		9.36		12.13
Add: Amortization of goodwill		0.07		0.25
Continuing operations, adjusted		9.43		12.38
Earnings per share: Diluted
Continuing operations, as reported		9.28		12.11
Add: Amortization of goodwill		0.07		0.25
Continuing operations, adjusted		9.35		12.36
Consolidated Balance Sheet Data:
Cash and Cash equivalents	Rs.	5,623	Rs.	3,251	Rs.	6,283	Rs.	3,297	Rs.	5,671	$130
Investments in liquid and short-term mutual funds		—		4,126		7,813		18,479		22,958	526
Working Capital		11,216		18,495		21,473		30,649		36,449	836
Total assets		26,187		33,639		42,781		57,738		72,075	1,652
Total debt		1,768		291		537		969		564	13
Total stockholders equity		19,081		27,457		35,431		46,364		56,729	1,301

WIPRO LIMITED

Notes:

1.	In the operating income by segment, amortization of goodwill is included in reconciling items.

2.	Operating income of Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting, Others and Reconciling Items is after Rs. 310 million, Rs. 19 million, Rs. 6 million, Rs. 5 million and Rs. 14 million respectively, of amortization of deferred stock compensation cost arising from the grant of options.

3.	Minority interest represents the share of minority in the profits of Wipro BPO and Wipro Healthcare IT. The minority interest in Wipro Healthcare IT was acquired in the year ended March 31, 2003.

4.	We have reclassified certain costs for the years ended March 31, 2001 and 2002 between cost of revenues and operating expenses to conform to the current presentation. These reclassifications reduced the previously reported gross profits by Rs. 190 million and Rs. 224 million, respectively, but did not have any impact on the reported net income.

5.	Until March 31, 2004, we reported an aggregate amount of selling, general and administrative expenses. We now report selling and marketing expenses and general and administrative expenses separately. Amounts reported in prior periods have been reclassified to conform to the current presentation.

6.	Losses from discontinued operations, net of tax for the years ended March 31, 2001, 2002 and 2003, were Rs. 1 million, Rs. 127 million and Rs. 377 million respectively.

Exchange Rates

          Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Indian stock exchanges and, as a result, will likely affect the market price of our American Depositary Shares, or ADSs, listed on the New York Stock Exchange, and vice versa. Such fluctuations will also affect the U.S. dollar conversion by our depository for the ADSs, Morgan Guaranty Trust Company of New York, or Depositary, of any cash dividends paid in Indian rupees on our equity shares represented by the ADSs.

          The following table sets forth, for the fiscal years indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last business day of each month during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The column titled “Average” in the table below is the average of the daily noon buying rate on the last business day of each month during the year.

Fiscal Year Ended March 31,	Period End	Average		High		Low
2005	Rs. 43.62	Rs.	44.87	Rs.	46.45	Rs.	43.27
2004	43.40		45.78		47.46		43.40
2003	47.53		48.36		49.07		47.53
2002	48.83		47.81		48.91		46.58
2001	46.85		45.88		47.47		43.63

          On June 9, 2005, the noon buying rate in the city of New York was Rs. 43.46.

          The following table sets forth the high and low exchange rates for the previous six months and are based on the noon buying rate in the City of New York on each business day during the period for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	High		Low
May 2005	Rs.	43.62	Rs.	43.21
April 2005		43.72		43.48
March 2005		43.70		43.44
February 2005		43.73		43.28
January 2005		43.82		43.35
December 2004		44.52		43.27

Capitalization and Indebtedness

          Not applicable.

Reasons for the Offer and Use of Proceeds

          Not applicable.

WIPRO LIMITED

RISK FACTORS

          This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Annual Report.

Risks Related to our Company and our Industry

          Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

          Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, complexity, timing and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects, including those resulting from our clients’ or those occurring as a result of our clients reorganizing their operations;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.

          Approximately 54% of our total operating expenses in the services component of our Global IT Services and Products business segment, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

          Our net income increased 58% in the year ended March 31, 2005, as compared to the year ended March 31, 2004. We continue to face increasing competition, pricing pressures for our products and services and wage pressures for our work force in India primarily due to large U.S. multinational corporations establishing offshore operations in India. We are also investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that our global delivery model allows us to manage costs efficiently, as the proportion of our services delivered at client sites increases, we may not be able to keep our operating costs as low in the future. In our Business Process Outsourcing, or BPO, business, we are diversifying our service offerings to include process transformation services. High attrition levels and higher proportion of revenues from customer interaction services could adversely impact our operating margins. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.

          If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.

          We have experienced significant growth in all our businesses. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:

WIPRO LIMITED

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems; and

•	preserving our culture, values and entrepreneurial environment.

          If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.

          Intense competition in the market for IT services could adversely affect our cost advantages, and, as a result, decrease our revenue.

          The market for IT services is highly competitive. Our competitors include software companies, IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT companies operating from China and the Philippines. Many of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

          Appreciation of Indian Rupee against major currencies of the world could negatively impact our revenue and operating results.

          Approximately 78% of our revenues are earned in major currencies of the world while a significant portion of our costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the major currencies of the world can adversely affect our revenues and competitive positioning, and can adversely impact our gross margins. We enter into forward exchange contracts to minimize the impact of currency fluctuations on our revenues. However, volatility in exchange rate movement and/or sustained rupee appreciation will negatively impact our revenue and operating results.

          Our hedging strategy could negatively impact our competitive positioning.

          We have entered into forward contracts to hedge a significant portion of our forecasted foreign currency inflows until March 2006. Although the forward contracts minimize the impact of volatility in foreign exchange rates on our income statement, this could result in our realizations of foreign currency denominated revenues or foreign currency denominated expenses to be at a rate different from prevailing market rates and different from the rates realized or incurred by our competitors. This could adversely affect our competitive positioning in the market.

          An economic slowdown, terrorist attacks in the United States, and other acts of violence or war could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, thereby negatively affecting our financial results and prospects.

          Approximately 68% of our Global IT Services and Products revenue is from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Further, terrorist attacks in the United States could cause clients in the U.S. to delay their decisions on IT spending, which could affect our financial results. Any significant decrease in the IT industry, or significant consolidation in that industry or decrease in growth or consolidation in other industry segments on which we focus, may reduce the demand for our services and negatively affect our revenues and profitability. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

WIPRO LIMITED

          We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.

          We have been expanding the nature and scope of our engagements and have added new service offerings, such as IT consulting, business process management, systems integration and outsourcing of entire portions of IT infrastructure. The success of these service offerings is dependent, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost-competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for such end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms, resulting in increased competition and marketing costs. Accordingly, we cannot be certain that our new service offerings will effectively meet client needs or that we will be able to attract existing and new clients to these service offerings.

          The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients and a thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand our client requirements or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts, and we could be liable to our clients for significant penalties or damages.

          Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

          Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.

          We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. We are experiencing high employee attrition rates, in line with industry, in our BPO services business. Continued employee attrition rates in this business may adversely affect our revenues and profitability.

          We currently have operations, including a development center, in Pune and New Mumbai in the State of Maharashtra, India. Recently, the Maharashtra state government introduced legislation requiring that certain employers in the State give preferential hiring treatment to various under-represented groups resident within the State. The quality of our work force is critical to our business. If the legislation becomes effective, our ability to hire the most highly qualified technology professionals in the State of Maharashtra may be hindered.

          Our Global IT Services and Products service revenue depend to a large extent on a small number of clients, and our revenue could decline if we lose a major client.

          We currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenue from a limited number of corporate clients. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenue. Our largest client for the years ended March 31, 2003, March 31, 2004 and March 31, 2005, accounted for 8%, 5% and 4% of our Global IT Services and Products revenue, respectively. For the same periods, our ten largest clients accounted for 36%, 33% and 27% of our Global IT Services and Products revenue. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in a subsequent year.

WIPRO LIMITED

          There are a number of factors, other than our performance, that could cause the loss of a client and that may not be predictable. In certain cases, clients have reduced their spending on IT services due to challenging economic environment and consequently have reduced the volume of business with us. If we were to lose one of our major clients or have significantly lower volume of business with them, our revenue and profitability could be reduced. We continually strive to reduce our dependence on revenue from services rendered to any one client.

          Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenue to decline.

          If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Citizenship and Immigration Services has increased the level of scrutiny in granting visas and has decreased the number of its grants. This restriction and any other changes in turn could hamper our growth and cause our revenue to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas.

          A majority of our personnel in the United States hold H-1B visas or L-1 visas. An H-1B visa is a temporary work visa, which allows the employee to remain in the United States while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Citizenship and Immigration Services may approve in any government fiscal year. The U.S. Citizenship and Immigration Services has limited the number of H-1B visas that may be granted as of the 2004 fiscal year to 65,000 per year, from 195,000 in each of the three years prior to 2004. Although the U.S. government has approved the grant of approximately 20,000 additional H-1B visas, these visas are only available to skilled workers who possess a Master’s or higher degree from educational institutions in the United States.

          The L-1 and H-1B Visa Reform Act of 2005 further proposes to preclude foreign companies from obtaining L-1 visas for employees with specialized knowledge: (1) if such employees will be stationed primarily at the worksite of another company in the U.S. and the employee will not be controlled and supervised by his employer, or (2) if the placement is essentially an arrangement to provide labor for hire rather than in connection with the employee’s specialized knowledge. In May 2005, the U.S. senate decided to defer legislation on the L-1 visas until later this year.

          Immigration laws in the United States may also require us to meet certain levels of compensation, and to comply with other legal requirements, including labor certifications, as a condition to obtaining or maintaining work visas for our technology professionals working in the United States.

          Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. It is difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or monitoring work visas for our technology professionals.

          Although we currently have sufficient personnel with valid H-1B visas, we cannot assure you that we will continue to be able to obtain any or a sufficient number of H-1B visas on the same time schedule as we have previously obtained, or at all.

          We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenue to decline.

          Approximately 33% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. These industries have experienced periods of above normal growth and periods of contraction. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

          Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

          We offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating,

WIPRO LIMITED

planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

          Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

          A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

          We may be liable to our clients for damages caused by disclosure of confidential information or system failures.

          We often have access to or are required to collect and store confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure or otherwise, could damage our reputation and cause us to lose clients.

          We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

          As of March 31, 2005, we had contractual commitments of approximately Rs. 1,181 million ($ 27 million) related to capital expenditures on construction or expansion of our software development facilities. We may encounter cost overruns or project delays in connection with new facilities. These expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

          Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

          Currently, we have software development facilities in seven countries around the world. The majority of our software development facilities are located in India. We intend to establish new development facilities in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations generally. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries.

          Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

          The IT services market is characterized by rapid technological change, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances in a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete.

WIPRO LIMITED

          Most of our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenue and profitability.

          Our clients typically retain us on a non-exclusive, project-by-project basis. Most of our client contracts, including those that are on a fixed-price, fixed-timeframe basis, can be terminated with or without cause, with between zero and ninety days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors relating to our clients that are outside our control that might result in the termination of a project or the loss of a client, including:

•	financial difficulties for a client;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy by moving more work to client in-house IT departments or to our competitors.

          We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.

          We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

          Our revenues could be significantly affected if the governments, in geographies we operate in, restrict companies from outsourcing work to foreign corporations.

          In the United States, despite economic recovery, the unemployment levels have not declined significantly from the pre-economic recovery levels. There has been concern among the legislators about the impact of outsourcing on unemployment levels in the United States. Legislation has been proposed to prohibit federal and state governments from outsourcing IT and IT enabled services to foreign corporations. Legislators have also proposed to introduce economic deterrents for U.S. companies outsourcing work to foreign corporations.

          Independent research agencies have conducted research and concluded that outsourcing benefits the U.S. economy. Several U.S. companies have also supported outsourcing as a competitive advantage. However, if the proposed laws come into effect it would adversely affect our revenues and profitability.

          Our BPO services revenue depend to a large extent on a small number of clients, and our revenue could decline if a major client reduces the volume of services obtained from us.

          We currently derive, and believe we will continue to derive, a significant portion of our BPO services revenue from a limited number of corporate clients. The reduction in volume of work done to a major client could result in a reduction of our revenue. Since we recruit and train employees in anticipation of continued growth in volume, reduction in the volume of work from these major clients would adversely impact our gross margins.

          There are a number of factors that could cause the loss of a client and such factors are not predictable. We could fail to achieve performance standards due to a lack of clarity between us and the client on the performance standards or due to deficiencies in processes. In certain cases, a client could reduce their spending on such services due to a challenging economic environment and consequently reduce the volume and profitability of business with us. In other cases, a client could reduce its spending on such services with us and form internal competing operations in the U.S., India or other price competitive geographies.

WIPRO LIMITED

          We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

          Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

          Our earnings will be adversely affected upon adoption of an accounting policy to expense stock options based on fair value method.

          We do not currently deduct the expense of employee stock option grants from our income based on the fair value method. We have adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. We are required to adopt SFAS No. 123R as of April 1, 2006. The change in our accounting policy with respect to the treatment of employee stock option grants will adversely affect our earnings and operating results in the event that we make any future grants, and we are evaluating the magnitude of that impact. If we had amortized the stock based employee compensation expense determined under the fair value method of SFAS No. 123, our net income as reported for the years ended March 31, 2003, 2004 and 2005 would have been reduced by Rs. 2,988 million, Rs. 2,080 million and Rs. 1,244 million respectively.

          Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

          Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, NYSE rules, Securities and Exchange Board of India rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

          We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

          Risks Related to Investments in Indian Companies.

          We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

          Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

          Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent

WIPRO LIMITED

us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees or source talent from other low cost locations, like Eastern Europe, China or South-East Asia, wage increases in the long term may reduce our profit margins.

          Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

          Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2003, 2004 and 2005 our tax benefits were Rs. 2,263 million, Rs. 2,925 million and Rs. 4,591 million respectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years from April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

          On or about March 25, 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India (Assessing Officer) in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows an income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in Software Technology Parks of India (“STPI”). The assessing officer’s claim is based, among other things, upon the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million.

          On similar grounds, in March 2005, we received a demand from the tax authorities for Rs. 2,617 million, or approximately $ 60 million, including interest, in connection with the completion of the tax review for our fiscal year ended March 31, 2002.

          Based on our assessment of the merits of the claims, we have made a provision in the amount of Rs. 493 million or approximately $ 11.3 million, on our balance sheet. In the opinion of management, the remainder of the amounts referred to in the assessment orders are without merit. We filed an appeal within the statutory prescribed time limit before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), challenging the two assessment orders.

          Although we currently believe we will ultimately prevail in our appeal, the results of such appeal, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.

          After considering the provision made in the books based on our assessment, as of March 31, 2004 and March 31, 2005, our net exposure on these tax demands was Rs. 2,316 million and Rs. 4,738 million, or approximately $ 109 million, respectively.

          The Indian Finance Act, 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. The Fringe Benefits Tax and other similar taxes enacted in the future by the government of India could adversely affect our profitability.

          Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have

WIPRO LIMITED

occurred in the region of Kashmir and along the India-Pakistan border. The potential for hostilities between the two countries is high due to terrorist incidents in India and the aggravated geopolitical situation in the region. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult and such political tensions could create a greater perception that investments in Indian companies involve higher degrees of risk. This, in turn, could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

          Political instability in the Indian government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

          Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The last general elections were held in May 2004. The ruling coalition government, which has over last several years pushed significant economic reforms, was voted out of power and a new coalition government has come to the helm. The new government has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous government. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

          The new government is a coalition of several parties and withdrawal of one or more of these parties could result in political instability. Such instability could delay the reform of the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

          Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

          Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not require prior approvals for IT companies like us. If we are required to seek the approval of the Government of India and the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

          Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

          The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting the acquisition of companies organized outside India for a transaction value not exceeding 200% of the net worth of the acquiring company and:

•	if the transaction consideration is paid in cash, up to 100% of the proceeds from an ADS offering; and

•	if the transaction consideration is paid in stock (i.e., by issue of ADRs/GDRs), the greater of $ 100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

          We cannot assure you that any required approval from the Reserve Bank of India and or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

WIPRO LIMITED

          It may be difficult for you to enforce any judgment obtained in the United States against us, the selling shareholders or our affiliates.

          We are incorporated under the laws of India and many of our directors and executive officers, reside outside the United States. Virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to effect service of process upon us outside India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

          We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

          The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.

          Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

          The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

          Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

          Risks Related to the ADSs

          Sales of our equity shares may adversely affect the prices of our equity shares and the ADSs.

          Sales of substantial amounts of our equity shares, including sales by insiders, in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or the ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

WIPRO LIMITED

          An active or liquid trading market for our ADSs is not assured.

          An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

          Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

          Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a nonresident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms favorable to a non-resident investor or at all.

          Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.

          An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

          Under the Indian Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in us would be reduced.

          ADS holders may be restricted in their ability to exercise voting rights.

          At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you in time, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

Item 4. Information on the Company

History and Development of the Company

          Wipro Limited was incorporated in 1945 as Western India Vegetable Products Limited under the Indian Companies Act, VII of 1913, which is now superseded by the Companies Act, 1956. We are deemed to be registered under the Companies Act, 1956, or the Companies Act. We are registered with the Registrar of Companies, Karnataka, Bangalore, India as Company No. 20800. Our

WIPRO LIMITED

registered office is located at Doddakannelli, Sarjapur Road, Bangalore 560 035, and the telephone number of our registered office is +91-80-2844-0011. The name and address of our registered agent in the United States is CT Corporation, located at 1350 Treat Blvd., Suite 100, Walnut Creek, California 94596.

          Wipro Limited was initially engaged in the manufacture of hydrogenated vegetable oil. Over the years, we have diversified into the areas of Information Technology, or IT, services, IT products and Consumer Care and Lighting Products. We are headquartered in Bangalore, India and have operations in North America, Europe and Asia. For the fiscal year ended March 31, 2005, 94% of our operating income was generated from our IT business segments. For the same period, Global IT Services and Products represented 89% of our operating income, India and AsiaPac IT Services and Products represented 5% of our operating income.

          In October 2000, we raised gross aggregate proceeds of approximately $ 131 million in our initial U.S. public offering of our ADSs on the New York Stock Exchange. We used a portion of these proceeds to consummate the acquisition of Wipro BPO, Global Energy Practice and Wipro Nervewire.

          We incurred capital expenditure of Rs. 2,529 million, Rs. 4,135 million and Rs. 6,613 million during the fiscal years ended March 31, 2003, 2004 and 2005, respectively. These capital expenditures were primarily incurred on new software development facilities in India for our Global IT Services and Products business segment. As of March 31, 2005, we had contractual commitments of Rs. 1,181 million ($ 27 million) related to capital expenditures on construction or expansion of software development facilities. We currently intend to finance our planned construction and expansion entirely from internal sources of capital.

Business Overview

          We are a leading global IT services company. We were ranked as market leader in the October 2004 META Group’s METAspectrumSM report for offshore outsourcing. We have been ranked in the “Leader” segment of the METAspectrum analysis specifically due to our breadth and depth of services, strength in significant quality practices, awareness and reputation in the market, and high execution capabilities.

          We provide a comprehensive range of IT services, software solutions, IT consulting, business process outsourcing, or BPO, services and research and development services in the areas of hardware and software design to leading companies worldwide. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team in our development centers located in India and around the world, to develop and integrate solutions which enable our clients to leverage IT for achieving their business objectives. We use our quality processes and global talent pool for delivering time to development advantage, cost savings and productivity improvements.

          In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.

          We have three principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of our services includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, BPO services and research and development services in the areas of hardware and software design. In April 2003, we reorganized our business segments. As part of this reorganization, our IT-Enabled Services business segment, which was our subsidiary Wipro BPO Solutions Limited, or “Wipro BPO” formerly known as “Wipro Spectramind”, was consolidated into our Global IT Services and Products business segment. In addition, we eliminated our HealthScience segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. We reclassified the remainder of our former HealthScience segment, Wipro Biomed, into Others, for purposes of financial reporting.

Pursuant to this reorganization, our Global IT Services and Products business segment now provides BPO services to clients in North America, Europe, Australia and other markets. Our Global IT Services and Products segment also provides IT services to the healthcare and life sciences markets.

Our Global IT Services segment accounted for 75% of our revenue and 89% of our operating income for the year ended March 31, 2005.

WIPRO LIMITED

•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the IT products and services requirements of companies in India, Asia-Pacific and the Middle East region. This business segment accounted for 16% of our revenue and 5% of our operating income for the year ended March 31, 2005.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products for the Indian market. This business segment accounted for 6% of our revenue and 4% of our operating income for the year ended March 31, 2005.

Industry Overview

Global IT Services and Products

          The role of IT in transforming businesses and economies has been widely recognized. Changing economic and business conditions, rapid technological innovation, proliferation of the Internet and increasing globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate. Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices. To adequately address these needs, corporations are focusing on their core competencies and are using outsourced technology service providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk and manage operations more effectively.

          The shift in the role of IT from merely supporting business to transforming business, which is driving productivity gains and creating new business models, has increased the importance of IT to the success of companies worldwide. The ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and customer needs has become a competitive advantage and a priority for corporations worldwide. We have found that companies are now focused on moving data residing in disparate IT systems to the decision makers within the company real-time and in a seamless manner. Companies have recognized the transformational capabilities of real-time data and have started integrating IT processes with core business activities, with their clients and with their suppliers. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of IT systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms has created a growing need for specialists with experience in leveraging technology to help drive business strategy.

          To serve these companies, there is an increasing need for highly skilled technology professionals in the markets in which we operate. IT service providers need cross functional teams of domain experts with deep industry knowledge and process and implementation specialists with technical expertise and application development skills. The cross functional teams should have the ability to integrate solutions across disparate IT systems.

          The focus for companies is on objective factors such as:

•	Providing decision makers with real-time data from disparate IT systems to enhance the effectiveness of decision the making process;

•	Realizing measurable cost efficiencies;

•	Realizing a defined return on investment on their IT spending;

•	Reducing the cycle time of introducing new software applications, commonly known as time-to- application advantage;

•	Reducing the time it takes to develop new technologies, commonly known as time-to-market advantage; and

•	Increasing the focus on core activities by outsourcing IT infrastructure to integrated IT service providers.

          According to the Worldwide Services Spending Forecast, a report published by International Data Corporation, or IDC, in May 2005, the global IT services market is estimated to grow from approximately $ 383 billion in 2003 to approximately $512 billion by 2008, reflecting a compound annual growth rate, or CAGR, of 6%.

WIPRO LIMITED

          Companies are increasingly using external professional services as an effective tool to meet their IT requirements. Outsourcing IT requirements enable companies to acquire high quality and cost competitive services. We believe that effective outsourcing provides various benefits, including lower total cost of ownership of IT infrastructure, better productivity from IT, converting a portion of fixed costs into variable costs and quick access to the latest technology. By deploying high-speed communications equipment, companies can access skilled IT services from remote locations to meet their complex IT requirements in a cost-effective manner.

          Increasing Trend Towards Offshore Technology Services. Companies are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. Technology companies have been outsourcing software research and development and related support functions to offshore technology service providers to reduce cycle time for introducing new products and services. These companies are now outsourcing a larger portion of their IT activities, including core software research and development activities, to offshore locations to access skilled resources at lower costs.

          According to Gartner’s Global Offshore Sourcing Predictions report published in June 2004, less than 3% of global corporate IT services spending are being globally sourced. By 2007, Gartner expects that the globally sourced component of IT services spending will be 7% of total global IT services spending.

          Pure play IT services is becoming a high-volume commoditized service offering. Indian IT service providers have traditionally addressed the application development and maintenance markets. The Indian IT service providers are now acquiring or developing consulting skills to effectively compete against leading global IT services companies as integrated service providers. Indian IT service providers are also benefiting from the growing trend of companies breaking up large IT services contracts into smaller components. The companies can diversify their vendor base, realize cost savings by off-shoring certain components and retain flexibility to ramp up or scale down IT operations lockstep with changing business requirements. Indian IT service providers can now compete more effectively against established IT services companies like Accenture, EDS and IBM.

          The India Advantage. We believe that India is a premiere destination for offshoring IT services. According to the June 2004 Gartner Strategic Analysis Report, titled India Maintains Its Offshore Leading Position, India will remain the dominant offshore service provider through 2008. According to the report, no other nation will have a double-digit share of global offshore service revenue.

          According to NASSCOM’s Strategic Review Report 2005, the total combined Indian IT services and IT-enabled services export market in fiscal 2005 was nearly $ 18 billion. According to NASSCOM’s Strategic Review Report 2005, the total Indian IT services and IT-enabled services export market is projected to grow to $ 48 billion by fiscal 2009.

          There are several key factors contributing to this growth of India-based IT services:

•	India-based IT companies have proven their capability to deliver IT services that satisfy the requirements of international clients who expect the highest quality standards. According to a report by Dataquest published in October 2003, 75% of the world’s SEI-CMM Level 5-assessed development centers were located in India. According to NASSCOM’s Strategic Review Report 2005, out of the 275 companies which have various quality certifications, 75 are assessed at SEI-CMM Level 5.

•	SEI-CMM is the Software Engineering Institute’s Capability Maturity Model, which assesses the quality of organizations’ management system processes and methodologies.

•	India has a large, highly skilled English-speaking labor pool that is available at a relatively low labor cost. According to NASSCOM Strategic Review Report 2005, the Indian IT industry employed nearly 700,000 software professionals as of March 31, 2005, making it the second largest employer in the IT services industry after the United States. Approximately 250,000 engineering degree and diploma holders enter the workforce annually, with a majority of them entering the IT industry. According to this report, companies could expect total savings of 25% to 50% by using offshore processes primarily because of the differential in wages paid by these companies in comparison to their India-based counterparts. Although wages in India are rising at a faster pace, the labor rate differential is currently anticipated to remain a competitive advantage for Indian companies.

•	With the time differential between India and its largest market, the United States, Indian companies are able to provide a combination of onsite and offshore services on a 24-hour basis on specific projects.

WIPRO LIMITED

          The traditional model for most large companies has been to manage most functions internally. However, current global macroeconomic conditions and intense competitive pressures have forced companies to pursue new business models. Companies are focusing on their core activities and outsourcing critical but non-core activities to companies that specialize in such non-core functions. Outsourcing enables companies to reduce their operating costs, realize benefits of scale and flexible cost structures and achieve significant process improvements.

          According to the March 2005 report published by IDC, titled “Worldwide and US Business Process Outsourcing (BPO) 2004-2008 forecast”, the worldwide spending on BPO services is expected to grow from $ 448 billion in 2004 to approximately $ 682 billion by 2008, a CAGR of 11%.

          India is a leading destination for BPO services. The proven track record and client relationships of established Indian IT services companies, favorable wage differentials, availability of a large, high quality, English speaking talent pool and a regulatory environment more friendly to investment are facilitating India’s emergence as a global outsourcing hub.

India and Asia Pac IT Services and Products

          The domestic Indian IT industry is primarily composed of hardware, packaged software and IT services. According to data published by IDC in its annual data release of August 2004, the domestic Indian IT market is estimated to grow to $ 16.2 billion by 2008 reflecting a CAGR of approximately 16% from 2005, when $ 10.2 billion was spent. The IT services market in India is expected to grow to approximately $4.75 billion in 2008 from $ 2.9 billion in 2005, representing a CAGR of 17%.

          In India, growth in demand for IT products and services is driven by the business process transformation initiatives in the banking and financial services sectors. In the telecommunication sector, demand for IT infrastructure is driven by deregulation and the business imperative to strengthen back end infrastructure processes to manage a significant growth in customer bases. Further, e-governance initiatives have increased demand for IT strategy consulting, IT products, network integration services and e-sourcing solutions.

Consumer Care and Lighting

          The consumer care market that we address includes soaps, toiletries and infant care products. A large portion of our revenues is derived from the sale of soaps. The market for soaps in India is dominated by established players like Hindustan Lever (a subsidiary of Unilever). We have a strong brand presence in a niche segment and have significant market share in select regional geographies. We expect to increase our market share by acquiring established brands which complement our brand presence and distribution strengths. In lighting, we operate in the domestic market for household lamps as well as institutional market for luminaries and lamps. The market for lighting is led by Philips India (subsidiary of Philips NV). We have a strong brand presence in select regional geographies for domestic lighting, as well as an established institutional presence in select segments like pharma lighting and software development centre lighting.

Our Competitive Strengths

          We believe that the following are our principal competitive strengths:

          Comprehensive range of IT services

          We provide a comprehensive and integrated suite of IT solutions, ranging from consulting to application development and maintenance and take end-to-end responsibility for project execution and delivery. We have over 14 years of experience in software development, re-engineering and maintenance for our corporate customers and provide managed IT support services at the client’s site through our offshore development centers in India and several near shore development centers located in countries closer to our clients’ offices. We believe that this integrated approach positions us to take advantage of key growth areas in enterprise solutions, including IT services data warehousing, implementation of enterprise package application software such as enterprise resource planning, or ERP, supply chain management or SCM and customer relationship management or CRM. In many large outsourcing deals, BPO services are an integral part of the total services outsourced. Integrating BPO services into our portfolio of service offerings has provided us with a strong competitive advantage over other IT services providers.

WIPRO LIMITED

          World-class quality as measured by SEI-CMM and Six Sigma initiatives

          One of the crucial factors in our success has been our commitment to pursue the highest quality standards in all aspects of our business. We were assessed at SEI-CMM Level 5, the highest level of quality certification, in January 1999, making us the first IT services provider in the world to achieve this standard. SEI-CMM is widely accepted in the software industry as a standard to measure the maturity and effectiveness of software processes. Our SEI-CMM Level 5 rating is supported by our Six Sigma initiative, which is an internationally recognized program focusing on defect reduction and cycle time reduction. Our Six Sigma program was launched in 1998. Six Sigma represents a quality standard of less than 3.4 defects per million opportunities in which a defect may arise.

          Service offerings in emerging growth areas

          We focus on identifying emerging growth areas and developing service offerings in these areas. For example, we identified technology infrastructure outsourcing as an emerging growth area in 1998. We developed service offering in this area and familiarized customers with the concept of remote network management. Today this comprises 7% of our revenues from Global IT Services and Products. We have established centers of excellence in emerging growth areas. These centers focus on understanding technology and developing customized business solutions for our customers.

          Broad range of research and development services

          Our strengths in research and development services position us to take advantage of a recovery in global research and development spending. We are one of few major IT services companies in the world capable of providing an entire range of research and development services from concept to product realization. According to NASSCOM’s Strategic Review Report 2005, Indian Research and Development services and software products exports are expected to grow from $ 2.3 billion in 2004 to grow to $ 8 billion by 2008, with a CAGR of 37%. This is higher than the 28% CAGR projected for IT / ITES Services by NASSCOM in their strategic review report. The annuity nature of revenues from research and development services helps in mitigating the cyclic nature of IT services. We provide IT services for designing, enhancing and maintaining platform technologies including servers and operating systems, communication subsystems, local area and wide area network protocols, optical networking systems, Internet protocol based switches, routers and embedded software, including software used in mobile phones, home or office appliances, industrial automation and automobiles. We acquired these skill sets through our earlier research and development efforts in the design of computer hardware products for the Indian market when the Government of India did not allow these products to be imported.

          Global delivery model

          One of our strengths is our global delivery model, which includes our offshore development centers, or ODCs, and our near shore development centers. We were among the first India-based IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to international clients. Our global delivery model has many features that are attractive to our clients, including:

•	A time difference between the client site and the ODC which allows a 24-hour work schedule for specific projects;

•	The ability to quickly increase the scale of development operations;

•	Increased access to our large pool of highly skilled IT professionals located in India; and

•	Physical and operational separation from all other client projects, providing enhanced security for a client’s intellectual property.

          Established track record with premier international customer base

          As of March 31, 2005, our Global IT Services and Products segment had over 421 active clients and 68% of our revenues of Global IT Services and products segment was derived from Fortune 500 clients. We had 65 clients that represented at least $5.0 million in revenues in the fiscal year ended March 31, 2005. We believe that having an established base of high quality, high technology clients provide us with the following competitive advantages:

•	The type of clients we target are likely to maintain or increase their IT outsourcing budgets;

•	Our ODCs support critical IT applications of our large clients, so the clients are therefore likely to provide a high level of repeat business; and

WIPRO LIMITED

•	Our IT professionals are consistently exposed to the latest technologies that we are then able to leverage to procure business from other clients.

          Ability to access, attract and retain skilled IT professionals

          We continue to develop innovative methods of accessing and attracting skilled IT professionals. We partnered with a leading Indian university to establish a program for on the job training and a Masters degree in software engineering. We have also sought to open facilities in various cities in India to better access local professionals. We believe that our ability to retain highly skilled personnel is enhanced by our leadership position, opportunities to work with leading edge technologies and focus on training and compensation. In fiscal 2002 we were assessed at People Capability Maturity Model or PCMM level 5, the highest level of certification. PCMM is widely accepted as a standard to measure the maturity and effectiveness of human resources practices within a company. As of March 31, 2005, in our Global IT Services and Products business segment we had over 24,400 IT professionals and over 15,300 services professionals in our BPO services business. We expect to grow these numbers in the foreseeable future. One of the keys to attracting and retaining qualified personnel is our variable and performance linked compensation programs. We have had an employee stock purchase program since 1984 and employee stock option plan and a productivity bonus plan since October 1999.

          Robust systems and processes to support growth in business

          We have proactively invested in systems, processes and infrastructure to support growth in our business. We have developed systems and processes to ensure that we have adequate infrastructure, robust recruitment systems and processes to maintain our culture of ethical behaviour, openness and transparency. Our employee base in Global IT Services and Products segment grew from approximately 9,900 employees as on March 31, 2001 to approximately 41,800 employees as on March 31, 2005. During the same period, our revenues from Global IT Services and Products segment have grown from Rs. 17,816 million to Rs. 60,713 million.

          Broad distribution network and strong sales force in India

          We have a large and growing distribution network for our domestic businesses. For our Indian IT Services and Products business segment, our direct sales force targets large corporate clients and over 142 channel partners in over 80 locations, and focuses on medium and small enterprises. For our consumer care and lighting products, we have access to more than 1.2 million retail outlets. This distribution reach provides us with a significant competitive advantage and allows us to grow our business with minimal increases in personnel.

          Strong brand recognition in the Indian market

          We believe that our brands are some of the most well recognized brands in the Indian market. We have been operating in the Indian market for over 59 years and believe that customers equate our brand with high quality standards and a commitment to customer service. We enhance the value of our brands through aggressive and selective advertising and promotions.

Our Strategy

          Our objective is to be a world leader in providing a comprehensive range of IT services to our clients. The markets we address are undergoing rapid change due to the pace of developments in technology, changes in business models and changes in the sourcing strategies of clients. We believe that these trends provide us with significant growth opportunities. The key elements of our strategy include:

          Significantly expand our Global IT Services and Products business

          We expect to continue to grow our Global IT Services and Products business and the percentage of our total revenues and profits contributed by this business over the next few years. We believe that we can achieve this objective through the following means:

•	Identify and develop service offerings in emerging growth areas as separate business opportunities. Currently we are focusing on areas such as business intelligence services, package implementation, niche consulting, data warehousing and network storage;

•	Increase our share of the total IT spending by our large customers through focused account management and more effective selling of all service lines to our existing customers;

WIPRO LIMITED

•	Develop industry specific point solutions and use them as entry strategies by demonstrating industry knowledge and understanding of customer businesses and the benefits of outsourcing;

•	Offer new pricing models, sharing the risks and rewards of the impact of IT solutions on business, productivity improvements and timeliness of delivery;

•	Use efficient global sourcing models to source IT services from various geographies and develop methodologies to develop and integrate solutions from around the globe.

•	Leverage our experience in providing IT infrastructure management services in the Indian market and our access to existing clients outside India to provide technology infrastructure support services;

•	Grow our research and development services by focusing on high growth markets such as telecommunications, mobile communications and the Internet, and high growth technologies such as embedded software;

•	Expand our market presence by providing enterprise application integration and system integration services; and

•	Expand our business consulting services and position consulting services as strategic differentiator over other competing entities.

          Increase the number and penetration of Global IT Services and Products clients

          We intend to increase the number of our clients through a dedicated sales team focused on new client acquisitions and increasing our presence in Europe and Asia. Our goal is to make every new client account earn over $ 1 million in annual revenues within twelve months. We intend to increase our share of business with existing clients by expanding our range of IT solutions and by increasing our knowledge of industry segments and individual client businesses to allow us to better understand client requirements. We intend to grow our BPO business by leveraging our existing client relationships to offer BPO services to clients of our Global IT Services and Products segment. We intend to expand our range of service offerings, migrate from providing solely rules-based processing activities to offering an entire set of enhanced processes, provide value- added services and partner with clients in business transformation initiatives.

          Focus on services-led growth in India and AsiaPac IT Services and Products segment

          We plan to grow in the IT market in India and AsiaPac by focusing on IT services. We believe that by offering clients a full service technology solution, including IT consulting, systems integration, support services, software and networking solutions along with branded hardware products, we can enhance our profitability significantly.

          Aggressively build awareness of the Wipro brand name

          We plan to continue aggressively building awareness among clients and consumers both domestically and internationally of the Wipro brand name. We believe we can leverage the strength of an international brand name across all of our businesses by ensuring that our brand name is associated with Wipro’s position as a market leader that is committed to high quality standards. To achieve this objective, we intend to expand our marketing efforts with advertising campaigns and promotional efforts that are targeted at specific groups.

          Pursue selective acquisition of IT companies

          We continue to pursue selective acquisitions of IT service companies that will allow us to expand our service portfolio and acquire additional skills that are valued by our clients. We believe this will strengthen our relationships with clients and allow us to realize higher revenues from them. In pursuing acquisitions, we focus on companies where we can leverage domain expertise and specific skill sets, and where a significant portion of the work can be moved offshore to India to leverage our low cost offshore delivery model and realize higher margins.

          In 2002, we acquired Wipro BPO. This acquisition facilitated our entry into the BPO business. As a result, we have been able to cross-sell services into each others’ client bases. We have positioned ourselves as integrated service providers with strong capabilities in BPO services, a unique value proposition which we believe most other competing IT service providers do not possess.

WIPRO LIMITED

          We also acquired the Global Energy Practice of American Management Systems in 2002. This acquisition augmented our IT consulting expertise in the energy and utilities sector. In May 2003, we acquired Nervewire, Inc. This acquisition has enhanced our IT consulting capabilities in the financial services sector. By integrating consulting services into our service portfolio we have been able to generate synergies, revenues and realize higher prices for our regular service offerings. We continue to explore potential strategic partnerships and other relationships.

          Sustain growth in operating income and cash flow of our traditional businesses

          We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash for us to be able to grow our other businesses. Our strategy is to maintain a steady growth in operating income for these businesses through efficient capital utilization, strong brand name recognition and expanding our nationwide distribution network. We have invested in brands which complement our brand and distribution strengths.

          Continue development of our deep industry knowledge

          We continue to build specialized industry expertise in the IT service industry. We combine deep industry knowledge with an understanding of our clients’ needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industries, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and enter into new industries.

Global IT Services and Products

          Our Global IT Services and Products business segment, which we call Wipro Technologies, is a leader in providing IT services to international companies. We provide our clients customized IT solutions to improve their business competitiveness. Our IT services are focused on the following areas:

•	Enterprise IT services;

•	Technology infrastructure support services;

•	Research and development services; and

•	BPO Services.

          In our IT service offerings, we typically assume primary project management responsibility. We offer these services globally through a team of over 24,400 IT professionals.

          Enterprise Solutions Business

          We provide a comprehensive range of enterprise solutions primarily to Fortune 1000 and Global 500 companies to meet their business needs. We combine the business knowledge and industry expertise of our domain specialists and the technical knowledge and implementation skills of our delivery team to create customized solutions for delivering time to development advantage, cost savings and productivity enhancements. Our delivery capabilities are supplemented by a holistic quality approach that integrates quality processes like Six Sigma, SEI CMM Level 5 and CMM to eliminate deficiencies in execution.

          We address the banking and financial services segment, the manufacturing sector, and the retail, energy and utilities industries through our broad range of service offerings. Our enterprise solutions division accounted for 58% of our Global IT Services and Products revenues for the fiscal years ended March 31, 2003 and 2004, and 56% of our Global IT Services and Products revenues for the fiscal year ended March 31, 2005.

          Our services include:

          Custom applications. We enable our clients to leverage IT to achieve business goals and to align their IT systems with their business strategy by creating customized solutions, selecting appropriate technologies, implementing systems on a fast-track basis, and ensuring overall quality.

WIPRO LIMITED

•	Development. We offer our software development services over a broad spectrum of technology areas that include client or server applications, object-oriented software, Internet or intranet applications and mainframe applications. For example, a leading electronics company in the United States used to sell products of a particular division online. We helped the client to develop online sales capability at other divisions by building an oracle application interface with EDI systems, third-party softwares and third-party suppliers. Through this process, the client now obtains online information about inventory levels of various products, reconciles sales returns, credits and charge backs and generates automated invoices.

•	Re-engineering. We study a client’s business processes and existing systems and convert or redevelop them to improve efficiency and reduce costs. For example, we assisted one of the world’s largest water companies in a strategic re-engineering initiative to streamline its IT operations to ensure better service delivery, improved customer relationship and closer links with business. Over a two year period, through a series of strategic initiatives, we enabled the client to realize significant cost savings and improvements in the quality of the IT applications. We followed a cycle of define, perform, review and refine for each of the IT applications assigned to us. We realized savings in the IT application support budget by consolidating IT applications to derive economies of scale and redistributing IT applications among third party vendors for optimum cost savings.

•	Maintenance. To meet the needs of a changing business environment with limited internal resource utilization, we address legacy software applications for our clients that require upgrades. For example for a leading integrated utility company which sells and delivers electricity and energy related products and services, we significantly reduced the cost of maintaining IT applications by rationalizing disparate IT applications, offshoring application maintenance work and automating certain processes to improve process efficiency.

          Enterprise application integration services. We implement packaged enterprise applications that integrate information in an organization with key business processes to improve the efficiency and effectiveness of our clients. Through strategic alliances with other vendors, we assist our clients in implementing services in the areas of enterprise resource planning, supply chain management and customer relationship management. For example, a leading utility company in the United Kingdom which supplies gas and electricity to residential and commercial centers was facing challenges of deregulation and wanted to improve their relationship with customers. We developed a technical architecture to integrate legacy systems with standard energy industry systems of ERP applications. The application now provides critical information on customer interactions across multiple channels and enables the client to develop a deeper understanding of customer requirements.

          Business intelligence and data warehousing. We develop strategies and implement solutions for our clients to manage multiple sources of data for use in their decision-making processes. For example, a leading specialty retailer of consumer electronics wanted to develop a deeper understanding of customer preferences and develop a customer centric business model for creating competitive advantages and sustaining growth. We developed an application to deliver data about customers segmented into demographics, buying patterns and profitability. We segmented 65 million customers into five critical segments based on 20 parameters. We integrated over three billion records of demographic information from POS terminals, rebates and warranties. We also developed organization wide performance trackers, rollup of profitability and cost metrics at various levels, including the store, product line and customer segments.

          Package Implementation. We use our expertise in package software to architect, implement and maintain client specific solutions. For example, we assisted a leading manufacturer of consumer electronics, communications and IT products in the United States to successfully implement an ERP application. The solution involved business process improvements across 26 cross-functional business units and plants, configuration for two different versions of ERP covering three time zones and two countries, and the training of over 300 users in multiple geographies.

          Consulting. We leverage our domain expertise and knowledge base in specific areas to provide consulting services. For example, we worked with one of the largest foreign exchange and travel companies in designing the architecture of a global, online commercial foreign exchange system. The system is intended to facilitate end-to-end automatic foreign exchange transactions with minimal manual intervention and delays, customer relationship management and provide value added services to members. We defined a multi-tiered, multi-layered architecture to meet these requirements. The architecture comprised disparate software technologies such as J2EE, XML, CORBA, VB and COM-Java/EJB bridging.

WIPRO LIMITED

          Technology Infrastructure Support Services

          Our service offerings include help desk management, systems management and migration, network management and messaging services. We are able to provide our Global IT Services and Products clients with high quality, 24-hour, seven-day-a-week support services by leveraging our expertise in managing IT infrastructures for our clients in India. For example, we assist a large insurance company in the United States, in monitoring the network, which supports 20,000 employees, independent contractors and independent agents, for any intrusion, scanning, breach of network by use of hacking tools or potential DOS attacks. We monitor and sustain firewalls by monitoring incident detection, incident response and incident notification systems, analysis of logs and MIS reporting. We formed this division at the end of 1998 and it accounted for 7% of our Global IT Services and Products revenues for the year ended March 31, 2005. We anticipate that this division of our Global IT Services business will continue to grow over the next few years.

          Research and Development Services

          We provide product development services for both hardware and software systems that are implemented in computers and communications equipment. We acquired these skill sets from earlier research and development efforts in the design of computer hardware products for the Indian market when the Government of India did not allow these products to be imported. We have leveraged our research and development skills to become an outsourcing resource for companies that seek highly skilled product development services for some of their core technologies. We are able to assume complete responsibility for all phases of the development, beginning with the requirements analysis to the transfer of technology and information to the client.

          Our research and development services division accounted for 36%, 32% and 33% of the Global IT Services and Products revenue for the fiscal years ended March 31, 2003, 2004 and 2005. Our services include:

          Hardware design and development. We design and develop various types of integrated electronic circuits, or ICs, including application specific integrated circuits, or ASICs and field programmable gate arrays, or FPGAs. We offer our services over a broad spectrum of technology areas, and are able to provide our clients complete subsystems or entire products.

          Software system design and development. We develop software applications, including computer operating system software applications commonly known as middleware, electronics communication protocols and software that helps computers manage networks and control peripheral devices such as printers and monitors. We focus on embedded software technologies that involve the design and development of software solutions that are embedded in the hardware of a particular device.

          IT Professionals. We have approximately 10,000 IT professionals trained in a broad array of computing platforms and communication technologies. By focusing on selected markets and technologies we are able to leverage our expertise and create greater efficiencies as well as faster delivery times. Our research and development services are organized into three areas of focus, which are described below with illustrative examples of projects we have completed for our clients:

          Telecommunications and inter-networking. We provide software and hardware design, development and implementation services in areas such as fiber optics communication networks, wireless networks, data networks, voice switching networks and networking protocols. For example, one of our clients, a European Leader in telematics products, wanted to develop a fully integrated infotainment system featuring global navigation system, GSM phone, audio, emergency services, internet access, voice activation and climate control. We designed a software application interface, using Object Oriented Design methodology, integrating multiple functionalities, comprised of human machine interface, functional modules (API layers), resource schedulers and graphics library. Our client was able to offer the product ahead of competition and maintain the technology leader position in the market.

          Embedded systems and Internet access devices. The software solution we provide is programmed into the hardware IC or ASIC to eliminate the need for running the software through an external source. The technology is particularly important to portable computers, hand held devices, consumer electronics, computer peripherals, automotive electronics and mobile phones, as well as other machines such as process-controlled equipment. For example, we helped one of our customers in Japan to gain first-mover advantage by providing mobile printing solution for business travelers. We created an extensive architecture, used device simulators for development and testing and managed the seamless migration of the solution to real-time environment. The solution interfaces with laptops and multiple other mobile devices to cater to needs of ‘anywhere printing’ solutions for an estimated 45 million business travelers across the globe every year.

WIPRO LIMITED

          Telecommunications and service providers. We provide software application integration, network integration and maintenance services to telecommunications service providers, Internet service providers, application service providers and Internet data centers.

          Business Process Outsourcing (BPO) services

          Wipro BPO is one of India’s largest third party offshore BPO providers. Wipro BPO enables clients to improve their quality of processes, reduce costs and realize benefits of scale. Our service offerings include:

•	Customer interaction services, such as IT-enabled customer services, marketing services, technical support services and IT helpdesks;

•	Finance and accounting services, such as accounts payable and accounts receivable processing; and

•	Process improvement services that provide benefits of scale for repetitive processes like claims processing, mortgage processing and document management.

          For BPO projects, we have a defined framework to manage the complete BPO process migration and transition. The process has been developed based on the experience of our senior management team over the past ten years in migrating more than 390 remote business processes to India. This defined framework is designed to ensure process integrity and minimize inherent migration risks. The framework includes a proprietary transition toolkit, which ensures that there is a documented methodology with formats, tools, guidelines and a repository of past experiences to aid the transition team during the transition phase. For example, for one of the large broadband service providers in the United States, we have been providing outsourced technical support services. We now have 24x7 customer support facilities, whereas before it took 8-9 hours to start attending customer requirements. Call volume has increased by a multiple of 30 times from pilot stage and there is an overall increase in customer satisfaction.

          We have approximately 15,300 service professionals providing BPO services operating out of our offshore locations in Delhi, Mumbai, Chennai and Pune in India.

Our Global Delivery Model

          In our IT service offerings, we typically assume primary project management responsibility for all stages of implementation of the project. Typically, a project team consists of a small number of IT professionals based at the client’s location who define the scope of the project, track changes to specifications and requirements during project implementation, assist in installing the software or system at the client’s site and ensure its continued operation. The large proportion of the development work on the project is performed at one of our dedicated offshore development centers, or ODCs, located in India. Our project management techniques, risk management processes and quality control measures enable us to complete projects on time and seamlessly across multiple locations with a high level of quality.

          The Offshore Development Center. We were one of the first Indian IT services companies to implement the offshore development model as a method for delivering high-quality services at a relatively low cost to our international clients. Our ODC is a virtual extension of the client’s working environment with a dedicated facility and dedicated hardware and software infrastructure that replicates the client’s facilities. Clients such as Compaq, Nortel, and Seagate Technologies have had ODCs with us for periods ranging from six to thirteen years This is further enhanced by a dedicated high-speed telecommunication link with the client’s onsite facilities and a secure working environment. In all our projects, we endeavor to increase the proportion of work performed at the ODCs in order to be able to take advantage of the various benefits associated with this approach, including higher gross margins and increased process control. Due to the level of investment required by our clients in an ODC and the quality of services we provide, the ODC model has provided us a high percentage of repeat business and a stable revenue stream.

          The Nearshore Development Center. Based on specific client needs, we have established dedicated development centers in close proximity to our clients’ business locations, which we call nearshore development centers. These nearshore development centers have employees with specialized functional expertise and provide on-call support to our customers. We currently have nearshore development centers in Reading, in the U.K., Windsor, Ontario in Canada, Kiel in Germany, Tampere in Finland, Shanghai in China and Yokohama in Japan. In addition to providing software development services, these centers, with their significant local talent, also provide a local customer interface.

WIPRO LIMITED

          Our Clients

          We provide IT software solutions to clients from a broad array of industry sectors. Several of our clients purchase our services across several of our business segments. We seek to expand the level of business with our existing clients by increasing the type and range of services we provide to them. The table below illustrates the size of our client project engagement size as measured by revenues.

	Number of clients in
	Year ended	Year ended	Year ended
Per client revenue($)	March 31, 2003	March 31, 2004	March 31, 2005
1-3 million	51	74	64

3-5 million	22	19	28

>5 million	30	44	65

Total	103	137	157

          For the fiscal years ended March 31, 2004 and 2005, the largest client of our Global IT Services and Products segment accounted for 5% and 4% of the revenues of Global IT Services and Products. For the same periods, the five largest clients of our Global IT Services and Products segment accounted for 20% and 16% of Global IT Services and Products revenues.

          Sales and Marketing

          Our headquarters are located at Bangalore, India. We sell and market our Global IT Services primarily through our direct sales force, with locations worldwide, including in the United States, France, Germany, Holland, Japan, Sweden and the United Kingdom. Our sales teams are organized in three ways:

•	by the vertical market segment of the client’s business;

•	by the geographic region in which the client is located; and

•	by the specific practice specialization or skill set that the client requires.

          We use an integrated team sales approach that allows our sales teams to pass a client over to an execution team once the sale is completed. Our sales personnel work together with the appropriate software professionals and technical managers in analyzing potential projects and selling our expertise to potential clients. Our sales efforts are largely decentralized and conducted within each of our business segments. Global IT Services and Products also gets support from our corporate marketing team to assist in brand building and other corporate level marketing efforts. Our sales and marketing team has increased from 169 to 185 personnel from March 31, 2004 to March 31, 2005. We intend to expand our global marketing efforts through increased presence in targeted geographical regions.

          Competition

          The market for IT services is highly competitive and rapidly changing. Our competitors in this market include consulting firms, big four accounting firms, global IT services companies, such as Accenture, EDS, IBM Global Services and India based IT services companies such as Cognizant, Infosys, Satyam and Tata Consultancy Services.

          These competitors are located internationally as well as in India. We expect that further competition will increase and potentially include companies from other countries that have lower personnel costs than those currently in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe. Because wage costs in India are presently increasing at a faster rate than those in the United States our ability to compete effectively will increasingly become dependent on our ability to provide high quality, on-time, complex deliverables that depend on increased expertise in certain technical areas. We also believe that our ability to compete will depend on a number of factors not within our control, including:

WIPRO LIMITED

•	the ability of our competitors to attract, retain and motivate highly skilled IT services professionals;

•	the extent to which our international competitors expand their operations in India and benefit from the favorable wage differential;

•	the price at which our competitors offer their services; and

•	the extent to which our competitors can respond to a client’s needs.

          We believe we compete favorably with respect to each of these factors and believe our success has been driven by quality leadership, our ability to create client loyalty and our expertise in targeted select markets.

          In BPO Services, we primarily compete against the in-house business process outsourcing units of international companies, other Indian IT service providers, global competitors and competitors from other offshore locations like the Philippines and Ireland.

India and AsiaPac IT Services and Products

          Our India and AsiaPac IT Services and Products business segment, which we call Wipro Infotech, is focused on the Indian, Asia-Pacific and Middle-East markets and provides enterprise clients with comprehensive IT solutions. Our suite of services and products consists of the following:

•	Technology products;

•	Technology integration, IT management and infrastructure outsourcing services;

•	Custom application development, application integration, package implementation and maintenance; and

•	Consulting.

          Additionally, we provide our domestic customers with access to our full range of global IT services, including enterprise solutions and research and development services.

          Services and Products

          Technology Products. We manufacture our own brand of personal desktop computers, servers and notebooks, and offer in India a portfolio of international brands in desktops, servers, notebooks, storage products, networking solutions and packaged software to meet our clients’ requirements. We source components from domestic and international companies for manufacturing our own brand of computers, servers and notebooks.

          Technology integration and management services and outsourcing services. We enable our customers to leverage our IT skill and expertise to maximize returns on their technology investments. We have over 22 years of experience and currently support approximately 350,000 systems with over 6,000 contracts, with approximately 4,500 IT professionals, including outsourced professionals. Our offerings include:

•	Availability Services. Includes hardware and software maintenance, and network availability services. We provide these services through an annual service or maintenance contract with the client which provides for both preventive and breakdown maintenance services.

•	System Integration. We are one of the largest system integrators in India and our services include integration of computing platforms, networks, storage, data center and enterprise management software. These services are typically bundled with sales of our technology products.

•	Infrastructure Management and Total Outsourcing. Includes management and operations of customer’s IT infrastructure on a day-to-day basis. Our Total Outsourcing practice encompasses process, function or activity of the IT department in a client’s organization that can be outsourced to us by the client, through a long term contractual agreement. The scope of outsourcing typically covers two or more of the following areas: applications management, infrastructure management, asset outsourcing and human resources transition

WIPRO LIMITED

•	Technology Support Services. Includes technology support services for upgrades, system migrations, messaging, network audits and new system implementation. When combined with our expertise in availability and managed IT services, we can provide the client with a complete solution for enhanced system performance.

          We supplement our in-house resources with approximately 130 franchisees, whom we train, and provide support for to allow them to provide both Availability and Managed IT services. This allows us to grow our business substantially without corresponding increases in our personnel.

          Custom application development, application integration, package implementation and maintenance. We design, develop and implement enterprise applications for corporate customers. Our solutions include custom application development, package implementation, sustenance of enterprise applications, including industry-specific applications, and enterprise application integration.

          Consulting. We provide consulting services in the areas of business continuity and risk management, technology, process and strategy.

          Clients

          We provide products and services to clients in a variety of areas such as manufacturing, banking, financial services and insurance, government, IT and IT-enabled services, telecommunications and education. Our clients also include channel partners, who are value-added resellers of our services and products. As of March 31, 2005, we had close to 142 channel partners throughout India. We have a diverse range of clients, none of whom account for more than 5% of our India and AsiaPac IT Services and Products business segment revenues.

          Sales and Marketing

          We sell and market our products and services to major corporate clients through our direct sales force, and to smaller clients and retail clients through an extensive network of channel partners. Sales teams are organized based on vertical segments, geographies, client size or product or service segment. Compensation to our sales team is comprised of salary and additional compensation linked to achievement of revenue or profit target and collections that a particular sales team produces. Sales efforts are supplemented through a corporate wide web based ordering system and a marketing team that assists in brand building, and other corporate level marketing efforts. As of March 31, 2005, we had 365 sales and marketing staff.

          Competition

          The market for our services and products is highly competitive and rapidly changing. Our competitors include global players like IBM, Hewlett Packard, EDS, Dell and Indian companies such as TCS, HCL Infosystems and Infosys. We anticipate that Lenovo, which has acquired the PC business of IBM, will be a significant player in Indian IT products market. Global players like IBM and Hewlett Packard and to some extent Sun Microsystems have been increasingly focusing on increasing their presence in the Indian markets. Some of these competitors have secured large IT services contracts in India. We anticipate this competition to continue to grow as the demand for these services increases and we also expect additional companies to enter the Indian market.

Consumer Care and Lighting

          Our consumer care and lighting business segment focuses on niche profitable market segments and has historically generated cash to support the growth of our other business segments. We began with the hydrogenated oil business in 1946, and have continued to expand our business, currently offering a mix of consumer products including hydrogenated cooking oil, soaps and toiletries, light bulbs and fluorescent tubes, and lighting accessories.

          Products

          Soaps and toiletries. Our product lines include soaps and toiletries, as well as baby products, using ethnic ingredients. Our umbrella brands include the Santoor and Wipro Active line of talcum powders and the Wipro Baby Soft line of infant and child care products, which includes soap, talcum powder, oil and feeding bottles and Wipro Sanjeevani line of wellness products.

          Lighting. Our product line includes incandescent light bulbs, compact fluorescent lamps and luminaries. We operate both in commercial and retail markets. We have also developed commercial lighting solutions for pharmaceutical production centers, software development centers and other industries.

WIPRO LIMITED

          Hydrogenated cooking oils. Our product line consists of hydrogenated cooking oils, a cooking medium used in homes, and bulk consumption points like bakeries and restaurants. We sell this product under our brand name Wipro Sunflower, which was launched in the 1950s and has been a leading brand in western and southern India.

          Sales and Marketing

          We sell and market our consumer care products primarily through our distribution network in India, which has access to 1.5 million retail outlets throughout the country. We sell our lighting products to major industrial and commercial customers through our direct sales force, from 29 sales offices located throughout India. We also have access to over 230,000 retail outlets for our lighting products.

          We leverage our brand recognition by successfully incorporating the Wipro identity with our consumer brands. We intend to expand our marketing efforts with advertising campaigns and promotional efforts targeted to specific regions of India.

          Competition

          Our competitors in consumer care and lighting are located primarily in India, and include multinational and Indian companies such as Hindustan Lever for soaps, toiletries and General Electric and Philips for lighting. Certain competitors have recently focused sales strategies on increasing volumes through lower prices. We have not. Sustained price pressures by competitors may require us to respond with similar or different pricing strategies. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that continued competition may not adversely affect our gross and operating profits.

          Raw Materials and Manufacturing

          The primary raw materials for many of our soap and hydrogenated oil products are agricultural commodities, such as vegetable oils. We normally purchase these raw materials domestically and internationally through various suppliers’ contracts. Prices of vegetable oils, agricultural commodities tend to fluctuate due to seasonal, climatic and economic factors, which generally also affect our competitors.

          Our lighting products are manufactured from glass and industrialized parts. We purchase these parts from various domestic and foreign distributors and manufacturers, pursuant to a combination of requirement and other supply contracts.

          We have five manufacturing facilities located in southern and western India.

Wipro Fluid Power Limited

          Our fluid power business started in 1975, as a result of our strategy to enter new emerging markets with profitable business and high margins. We focus on the hydraulics market, especially the mobile construction equipment business and believe the growth of this business is linked to the growth of infrastructure spending in India. We manufacture and sell cylinders and truck hydraulics, and we also distribute hydraulic steering equipment and pumps, motors and valves for international companies. The initiatives by the Government of India in improving physical infrastructure have increased the demand for our products. We anticipate that this demand will continue to remain strong until 2005. Our main competitors include Hitachi Ltd., Hyundai Motor Company, UT Limited (India) and overseas suppliers such as the Danfoss Group and Komatsu Ltd.

Markets and Sales Revenue

          Our revenues for the last three fiscal years by geographic areas are as follows:

	(In millions)
	Fiscal year ended March 31,
	2003		2004		2005
India	Rs.	12,141	Rs.	14,783	Rs.	19,350

United States		20,048		30,869		41,812

Europe		8,503		10,459		16,602

Rest of the world		2,158		2,323		3,589

	Rs.	42,850	Rs.	58,434	Rs.	81,353

WIPRO LIMITED

Wipro GE Medical Systems Private Limited

          In 1990, we formed a joint venture with General Electric called Wipro GE Medical Systems Private Limited to learn new technologies and management processes from world class companies like General Electric and to enter new markets. General Electric currently holds 51% of the equity in the joint venture and we hold 49%. The joint venture partners have equal representation on the board of directors and the chairman of the joint venture is the chairman of Wipro Limited. The joint venture provides customers in South Asian markets after sales services for all GE Medical Systems products sold to them. Products offered in this market consist of GE Medical Systems products manufactured world wide and portable ultrasound equipment manufactured in India by this joint venture for the global markets. This venture also leverages our strength in software development to develop embedded software for medical equipment designed and developed by General Electric for their global product portfolio. The main competitors of Wipro GE Medical Systems Private Limited include Siemens and Philips.

Intellectual Property

          Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information being developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. However, our clients usually own the intellectual property in the software we develop for them.

          Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products and/or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, India has now complied with all World Trade Organization, or WTO, requirements, which means that India meets the international mandatory and statutory requirements regarding the protection of intellectual property rights.

          We could be subject to intellectual property infringement claims as the number of our competitors grows and our product or service offerings overlap with competitive offerings. In addition, we may become subject to such claims since we may not always be able to verify the intellectual property rights of third parties from which we license a variety of technologies. Defending against these claims, even if not meritorious, could be expensive and divert our attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay substantial damage awards and be forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. The loss of some of our existing licenses could delay the introduction of software enhancements, interactive tools and other new products and services until equivalent technology could be licensed or developed. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, if at all.

          As of March 31, 2005, Wipro Limited and its subsidiaries held 180 trademarks in India, including Wipro, Santoor and Wipro Babysoft. Wipro Trademarks Holding Limited, our wholly owned subsidiary, has more than 800 trademark applications pending in India. We have three registered trademarks in Japan, three registered trademark in the United States, four registered community trademarks and two trademark applications in the European Union, and two service mark applications pending in the United States. It is uncertain whether we will obtain registration for pending trademarks and service marks applications.

          We have three patent applications that are currently pending in India. We have one registered patent for our hydraulic tipping valve. We have twenty registered copyrights and seven pending copyright registrations in India. We also have ten designs registered in India. We cannot guarantee that we will obtain patent, design and copyright registration for any of our pending applications.

          On April 12, 2005, Wilmer Cutler, attorneys representing Wipro Werbeagentur GmbH an advertising company in Germany served on Wipro Ltd a letter alleging infringement. The letter alleged that Wipro Ltd’s use of its WIPRO name and trademark in Germany constitutes infringement of Wipro Werbeagentur GmbH’s rights. On April 27, 2005, Wipro Ltd has replied through its attorney denying the substantive allegations and asserted various defenses. Wipro Ltd has been served with an ex parte injunction on June 3, 2005. Wipro Ltd’s attorneys are moving the court to vacate the injunction. Although we believe that Wipro Werbeagentur GmbH’s allegations are without merit, the results of this claim cannot be predicted with certainty. Should we fail to prevail in this matter, our operations may be adversely affected in Germany only.

Effect of Government Regulation of our Business

          Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Government of India, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities and a partial taxable income deduction for profits derived from exported IT services under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. We have also benefited from the liberalization and deregulation of the Indian economy by the successive Indian governments since 1991, including the current Indian government. Further, there are restrictive parts of Indian law that affect our business, including the fact that we are generally required to obtain approval under the Factories Act and the Shops and Establishment Act, from the Reserve Bank

WIPRO LIMITED

of India and/or the Ministry of Finance of the Government of India to acquire companies organized outside India, and we are generally required, subject to some exceptions, to obtain approval from relevant government authorities in India in order to raise capital outside India. The conversion of our equity shares into ADSs is governed by guidelines issued by the Reserve Bank of India.

          Finally, we are subject to several legislative provisions relating to the Prevention of Food Adulteration, Weights and Measures, Drugs and Cosmetics, Storage of Explosives, Environmental Protection, Pollution Control, Essential Commodities and operation of manufacturing facilities. Non-compliance with these provisions may lead to civil and criminal liability. We are and generally have been in compliance with these provisions.

          Please see the section titled “Risk Factors” in Item 3, Key Information, as well as the section titled “Additional Information” in Item 10, for more information on the effects of governmental regulation of our business.

Organization Structure

          Wipro’s subsidiaries and affiliates are provided in the table below as at March 31, 2005.

Name	Country of	Percentage
	Incorporation	Held by Wipro
Spectramind Limited	Bermuda	100%
Spectramind Limited (1)	Mauritius	100%
Wipro Spectramind Services Limited (2), (3)	India	93%
Wipro Inc.	United States	100%
Enthink Inc. (4)	United States	98%
Wipro Japan KK.	Japan	100%
Wipro Chandrika Limited	India	100%
Wipro Consumer Care Limited	India	100%
Wipro Travel Services Limited	India	100%
Wipro Trademarks Holding Limited	India	100%
Wipro Holdings (Mauritius) Limited	Mauritius	100%
Wipro Holdings (UK) Limited (5)	United Kingdom	—
Wipro Technologies UK Limited (6)	United Kingdom	—
Wipro HealthCare IT Limited	India	100%
Wipro Fluid Power Limited	India	98%
WeP Peripherals Limited	India	37.7%
Wipro GE Medical Systems Private Limited	India	49%
Wipro Shanghai Limited	China	100%
Spectramind Inc. (7)	United States	100%
Cygnus Negri Investments Pvt. Ltd. (8)	India	100%

1)	Owned through Spectramind Limited, Bermuda.

2)	Owned through Spectramind Limited, Bermuda and Spectramind Limited, Mauritius.

3)	Renamed as Wipro BPO Solutions Limited effective April 2005.

4)	Majority owned through Wipro Inc.

5)	Wholly owned through Wipro Holdings (Mauritius) Limited.

6)	Wholly owned through Wipro Holdings (UK) Limited.

7)	Wholly owned through Wipro Spectramind Services Limited.

8)	Wholly owned through Wipro Trademarks Holding Limited.

WIPRO LIMITED

Property, Plant and Equipment

     Our headquarters and corporate offices are located at Doddakannelli, Sarjapur Road, Bangalore, India. The offices are approximately 300,000 square feet. We have purchased approximately 2,062,000 square feet of land adjoining our corporate offices for future expansion plans. Additionally, our most significant leased and owned properties are listed in the table below.

     We have one sales and marketing office located in each of the following countries: Canada, France, Germany, Japan, Sweden, Italy, Switzerland, Finland, the Netherlands, the United Kingdom, China and Japan. In addition, we have eleven sales and marketing offices in the United States.

     We operate ten manufacturing sites, aggregating approximately 12,83,570 square feet and approximately 4,037,975 square feet of land. We own eight of these facilities, located in Amalner, Tumkur, Bangalore, Mysore, Hindupur, Chennai and Pondicherry in India. We have leased on a long-term basis two facilities located in Waluj and Baddi in India. We have one software development facility in London, United Kingdom.

     Our software development and manufacturing facilities are equipped with a world class technology infrastructure that includes networked workstations, servers, data communication links, captive power generators and other plants and machinery.

     We believe that our facilities are optimally utilized and that appropriate expansion plans are being planned and undertaken to meet our future growth.

	Building	Land(1)
Location	Approx. Sq.ft.	Approx. Sq.ft.	Ownership
Software Development Facilities

Bangalore (M.G.Road), Karnataka	56,000	—	Leased

Bangalore (ITPL), Karnataka	45,000	—	Leased

Bangalore (Koramangala 1), Karnataka	48,000	—	Leased

Bangalore (Koramangala 2), Karnataka	52,500	30,000	Owned

Bangalore (Madivala – 1), Karnataka	48,000	—	Leased

Bangalore (Madivala – 2), Karnataka	74,800	—	Leased

Bangalore (Madivala – 3), Karnataka	70,000	—	Leased

Bangalore (Madivala – 4), Karnataka	69,803	—	Leased

Bangalore (Electronic City 1), Karnataka	225,000	217,800	Long term lease

Bangalore (Electronic City 2), Karnataka (2)	430,000	522,000	Owned

Bangalore – SIRI Tech, Karnataka	42,272	—	Leased

Bangalore (Electronic City 4), Karnataka (2)	1,000,000	2,015,000	Owned

Bangalore (Sigma Infotech Park-Whitefield), Karnataka	45,800	—	Leased

Chennai (Guindy), Tamil Nadu	35,000	16,000	Owned

Chennai (Sholinganalur), Tamil Nadu	450,000	610,000	Owned

Cochin Info Park	11,956	—	Leased

Cochin Info Park	—	10,96,841	Long term lease

Mysore (Mettagalli Inudstrial Area), Karnataka	10,000	—	Owned

Carlton Towers, Bangalore, Karnataka	4,100	—	Leased

WIPRO LIMITED

	Building	Land(1)
Location	Approx. Sq.ft.	Approx. Sq.ft.	Ownership
Okhla Industrial Estate, Delhi	139,991	—	Leased

Gurgaon, -1, Haryana	6,000	—	Long term lease

Gurgaon – 2 & 3, Haryana	74,624	—	Long term lease

Hyderabad (Madhapur), Andhra Pradesh	250,000	196,000	Long term lease

Hyderabad (Manikonda), Andhra Pradesh (2)	900,000	1,300,000	Long term lease

Queens Plaza, SP Road, Hyderabad	55,970	—	Leased

Kolkatta (2)	350,000	522,000	Long term lease

New Mumbai (Belapur), Maharashtra	156,000	—	Long term lease

Pune, (Hinjawadi), Maharashtra	270,000	1,084,000	Long term lease

Secunderabad (Begumpet), Andhra Pradesh	40,000	—	Long term lease

Reading, United Kingdom	11,000	—	Leased

Stockholm, Sweden	9,400	—	Leased

Windsor, Canada	18,000	—	Leased

Kiel, Germany	3,745	—	Leased

Yokohoma, Japan	5,328	—	Leased

Shanghai, China	3,660	—	Leased

Tampere, Finland	2,500	—	Leased

Total	5,014,449	6,512,800

Factories

Amalner, Maharashtra	727,000	1,108,000	Owned

Bangalore, Karnataka	63,000	397,000	Owned

Tumkur, Karnataka	139,000	736,000	Owned

Hindupur, Andhra Pradesh	31,000	114,000	Owned

Guduvancherry, Chennai	90,000	80,000	Owned

Mysore, Karnataka	60,000	327,000	Owned

Thirubhvanai, Pondicherry	20,000	400,000	Owned

Waluj, Aurangabad	124,000	767,000	Long term lease

Thatanchavadi, Pondicherry	18,700	—	Owned

Baddi , Himachal Pradesh	10,871	108,979	Long term lease

Total	1,283,571	4,037,979

(1)	Includes land owned or held by us pursuant to a long term lease.

(2)	Facility partially completed

WIPRO LIMITED

Material Plans to Construct, Expand and Improve Facilities

     As of March 31, 2005, we have capital commitments of Rs. 1,181 million ($ 27 million) related to the construction or expansion of our software development facilities. Additional expansion plans are currently intended to be funded by internal accruals.

Legal Proceedings

     In the ordinary course of business, we may from time to time become involved in certain legal proceedings. Except as otherwise described herein, Wipro Limited, our directors, executive officers and subsidiaries are not currently a party to any material legal proceedings. Please see the description of our tax proceedings before the Deputy Commissioner of Income, Tax, Bangalore, India, under the section tiled “Income Taxes” under Item 5 of this Annual Report, which information is incorporated herein by reference.

Item 5. Operating and Financial Review and Prospects

     Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission, as well as the factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

     We are a leading global IT services company. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to the leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.

     In India, we are a leader in providing IT solutions and services. We also have a profitable presence in the Indian markets for consumer products and lighting.

     We have three principal business segments:

•	Global IT Services and Products. Our Global IT Services and Products segment provides IT services to customers in the Americas, Europe and Japan. The range of IT services include IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure outsourcing, and research and development services in the areas of hardware and software design. In April 2003, we reorganized our business segments. As part of this reorganization, our IT-Enabled Services business segment, which was our subsidiary Wipro BPO Solutions Limited, or “Wipro BPO” formerly known as “Wipro Spectramind”, was consolidated into our Global IT Services and Products business segment. In addition, we eliminated our HealthScience segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. We reclassified the remainder of our former HealthScience segment, Wipro Biomed, into Others for purposes of financial reporting.

Pursuant to this reorganization, our Global IT Services and Products business segment now provides BPO services to clients in North America, Europe, Australia and other markets. Our Global IT Services and Products segment also provides IT services to the healthcare and life sciences markets.

Our Global IT Services and Products segment accounted for 75% of our revenue and 89% of our operating income for the year ended March 31, 2005.

WIPRO LIMITED

•	India and AsiaPac IT Services and Products. Our India and AsiaPac IT Services and Products segment is a leader in the Indian IT market and focuses primarily on meeting the requirements for IT products and services of companies in India, AsiaPacific and the Middle East region. Our India and AsiaPac IT Services and Products segment accounted for 16% of our revenue and 5% of our operating income for the year ended March 31, 2005.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

     Our Consumer Care and Lighting segment accounted for 6% of our revenue and 4% of our operating income for the year ended March 31, 2005.

     Our revenue and net income for the years ended March 31, 2003, 2004 and 2005 are provided below.

	(in millions except earnings per share data)
	Wipro Limited and its subsdiaries
	Years ended March 31,
	2003		2004		2005
Revenue	Rs.	42,849	Rs.	58,433	Rs.	81,353

Cost of revenue		(27,176)		(39,000)		(53,855)

Gross profit		15,673		19,433		27,498

Gross margins		37%		33%		34%

Operating income		9,486		10,901		17,857

Loss on direct issue of stock by subsidiary		—		(206)		(207)

Income from continuing operations		8,477		9,992		15,833

Loss from discontinued operations, net of tax		(378)		—		—

Net income		8,099		9,992		15,833

Earnings per share (Continuing operations)

Basic		12.22		14.40		22.76

Diluted		12.20		14.39		22.58

Earnings per share (Net income)

Basic		11.68		14.40		22.76

Diluted		11.66		14.39		22.58

     In June 2004, our shareholders approved a stock dividend, which was previously approved by our Board of Directors. The stock dividend declared was two equity shares for every one equity share outstanding on the record date. As each ADS represented one equity share of the Company, ADS holders also received two ADSs for every one ADS outstanding on the record date. Accordingly, we have issued 465,631,260 additional equity shares, which amount includes 6,419,576 additional ADSs issued in respect of outstanding ADSs on the record date, and have transferred an amount of Rs. 931 million from retained earnings to equity shares (and ADSs) on our balance sheet. Share and per share data for all periods reported have been adjusted to reflect the stock dividend, and the share and per share numbers reflected herein are post-stock dividend numbers.

     In April 2005, our Board of Directors has approved a stock dividend, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held in July 2005. If approved, the dividend to be declared is one equity share for every one equity share outstanding on the record date and one ADS for every one ADS outstanding on the record date. The share numbers reflected in this report reflect pre-stock dividend numbers. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value Rs. 2 per share.

WIPRO LIMITED

     We were involved in the corporate Internet services provider, or ISP business from 1999 until 2002. For strategic reasons, we decided to concentrate on our core businesses and, as a result, in June 2002, we decided to exit this business and approved a formal plan of disposal. Under the plan, we have sold the customer contracts, disposed of the long-lived assets, settled the trade receivables and outstanding vendor obligations.

     Our corporate ISP business was an asset group and its operations qualified as a component of an entity. Because the operations and cash flows of the component were eliminated from our ongoing operations as a result of the disposal and we do not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of our corporate ISP business were reported in discontinued operations during the year ended March 31, 2003.

Acquisitions

Wipro BPO

     In July 2002, we acquired a controlling equity interest in Wipro BPO, a leading IT-enabled service provider in India providing remote processing services to large global corporations in the U.S., U.K. Australia and other developed markets. Consequent to this acquisition, we held 89% of the outstanding equity shares of Wipro BPO, acquired at a cost of Rs. 4,177 million. Subsequently, we acquired an additional 11% of the outstanding equity shares for Rs. 441 million. The results of operations of Wipro BPO have been consolidated in our financial statements with effect from July 1, 2002.

     Similarly, during the year ended March 31, 2005, 4,637,375 options vested and were exercised at a price of Rs. 57 per share. The remaining options were forfeited.

     As the exercise price per option was less than our carrying value per share, the exercise resulted in a decline in the carrying value of our ownership interest by Rs. 207 million. In accordance with our accounting policy, this decline in carrying value has been included in the statement of income for the year ended March 31, 2005 as a loss on the direct issue of stock by a subsidiary.

     The shares issued as a result of the option exercises are covered by a share repurchase feature that entitles us to repurchase these shares at the then fair value and also gives the employee the right to sell the shares back to us at the then fair value. Both we and the employee can exercise this repurchase right after six months from the date of option exercise.

     During the year ended March 31, 2005, we acquired 4,147,561 shares from the employees Wipro BPO for an aggregate consideration of Rs. 618 million. The excess of consideration paid over the carrying value of minority interest acquired amounting to Rs. 189 million has been recorded as goodwill.

     As a result of the above transactions, as of March 31, 2005, our ownership interest in Wipro BPO remains approximately at 93%.

Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, we acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 181 million. On December 31, 2002, we acquired the balance of the 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 97 million.

Global Energy Practice (GEP)

     In December 2002, we acquired the Global Energy Practice of American Management Systems for an aggregate consideration of Rs. 1,165 million. GEP has a team of domain experts and IT consultants providing specialized IT services to clients in the energy and utilities sector. This acquisition enhances our ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

Wipro Nervewire

     In May 2003, we acquired Wipro Nervewire, a Massachusetts-based IT consulting company serving customers in the financial services sector, for consideration of Rs. 878 million. Through this acquisition, we have broadened the range of IT consulting services that we offer, to include strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services to customers in the financial services sector.

WIPRO LIMITED

     Our revenue and operating income by business segment are provided below for the years ended March 31, 2003, 2004 and 2005:

	Years ended March 31,
	2003	2004	2005
Revenue

Global IT Services and Products	71%	75%	75%

India and AsiaPac IT Services and Products	19	16	16

Consumer Care and Lighting	7	6	6

Others	4	3	3

Reconciling items	(1)	—	—

	100%	100%	100%

Operating Income

Global IT Services and Products	87%	85%	89%

India and AsiaPac IT Services and Products	6	7	5

Consumer Care and Lighting	4	5	4

Others	3	3	2

Reconciling items	—	—	—

	100%	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Fluid Power and Wipro Biomed. As discussed previously, we reorganized our business segments in April 2003. We consolidated our IT-Enabled Services business segment into our Global IT Services and Products business segment. We also eliminated our HealthScience business segment, consolidating the IT services component of the HealthScience segment into our Global IT Services and Products business segment. As of April 2003, in connection with our reorganization of business segments, Wipro Biomed, which was earlier reported as part of the HealthScience business segment for purposes of our financial reporting, is now being reported as part of Others. Corporate activities such as treasury, legal, accounting and human resources which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.

Global IT Services and Products

	Years ended March 31,
	2003		2004		2005
			(in millions)
Revenue

Services	Rs.	30,444	Rs.	43,653	Rs.	60,525

Products		149		122		164

Total		30,593		43,775		60,689

Gross profit

Services		12,809		15,800		22,154

Products		46		44		15

Total		12,855		15,844		22,169

Selling and marketing expenses		(1,527)		(3,520)		(3,223)

General and administrative expenses		(2,633)		(2,493)		(2,739)

Research and Development expenses		(260)		(232)		(274)

Amortization of intangibles		(166)		(300)		(122)

Others, net		12		1		14

Operating income		8,281		9,300		15,825

Revenue growth rate over prior period		35%		43%		39%

Gross margin		42%		36%		37%

Operating margin		27%		21%		26%

WIPRO LIMITED

     Revenue from the services component of our Global IT Services and Products business segment consists of revenue from IT services and BPO services. Revenue from IT services is derived from technology and software services provided on a time-and-materials or fixed-price, fixed-timeframe basis. Revenue from BPO services is derived from both time-based and unit-priced contracts. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from IT services provided on a time-and-materials basis is recognized in the period that services are provided and costs are incurred. Revenue from IT services provided through fixed-price, fixed-timeframe projects is recognized on a percentage of completion basis. Revenue from BPO services is recognized as services are performed under the specific terms of the contracts with our customers. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. To date, a substantial majority of our services revenue has been derived from time-and-materials projects. The proportion of revenue from fixed-price, fixed-timeframe projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

     Global IT Services and Products revenue from products is derived primarily from the sale of third-party hardware and software products.

     The cost of revenue for services in our Global IT Services and Products segment consists primarily of compensation expenses, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling and marketing expenses consist primarily of sales, advertising and marketing expenses and allocated corporate overhead expenses associated with corporate marketing. General and administrative expenses consist primarily of administrative expenses and allocated corporate overhead expenses associated with management, human resources, information management systems, quality assurance and finance.

     The cost of revenue for products in our Global IT Services and Products segment primarily consists of the cost for products procured from third-party manufacturers.

     The revenue and profits for any period of our IT services is significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. The higher rates we charge for performing work at client sites overseas do not completely offset the higher costs of performing such overseas work, and therefore, services performed in India generally yield better profit margins. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of March 31, 2005, 75% of our professionals engaged in providing IT services were located in India. For the year ended March 31, 2005, 44% of the revenues of our IT services were generated from work performed at our facilities in India.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 30,267 million, Rs. 43,465 million and Rs. 60,713 million for the years ended March 31, 2003, 2004 and 2005 respectively.

India and AsiaPac IT Services and Products

	Years ended March 31,
	2003		2004		2005
		(in millions)
Revenue

Services	Rs.	2,240	Rs.	3,109	Rs.	4,709

Products		5,806		6,336		8,686

Total		8,046		9,445		13,395

Gross profit

Services		1,053		1,448		2,030

Products		706		693		871

Total		1,759		2,141		2,901

Selling and marketing expenses		(773)		(919)		(1,150)

General and administrative expenses		(510)		(492)		(788)

Others, net		63		31		7

Operating income		539		761		970

Revenue growth rate over prior period		16%		17%		42%

Gross margin		22%		23%		22%

Operating margin		7%		8%		7%

WIPRO LIMITED

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment is derived principally from hardware and software support, maintenance, software services and consulting services. Revenue from the products component of our India and AsiaPac IT Services and Products segment is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized, in accordance with the sales contract, on dispatch of the products to the customer.

     We have adopted the guidance in EITF Issue No. 00-21 in respect of all revenue arrangements entered into in the quarter beginning July 1, 2003. Prior to adoption of EITF Issue No. 00-21, we had elected an accounting policy to recognize revenue for certain contracts on completion of installation, where the customer was not obligated to pay a portion of the contract price allocable to the delivered products until installation was completed. EITF Issue No. 00-21 does not permit such an election. Consequently, the amount allocable to the products is recognized as revenue on dispatch from the factories/warehouses of the Company. The amount allocable to the installation services is deferred and recognized on completion of the installation. However, the amount allocable to products is limited to the amount that is not contingent upon delivery of subsequent services.

     The cost of revenue for services in our India and AsiaPac IT Services and Products segment consists primarily of compensation expenses, expenses on outsourced services and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in our India and AsiaPac IT Services and Products segment consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale. In cases where the application of the contingent revenue provision of EITF Issue No. 00-21 results in recognizing a loss on a delivered item the cost recognized is limited to the amount of non-contingent revenues recognized. The balance of the costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

     Selling and marketing expenses and general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

     Historically, in our India and AsiaPac IT Services and Products business segment, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income. Our strategy in the IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 8,041 million, Rs.9,413 million and Rs. 13,404 million for the years ended March 31, 2003, 2004 and 2005 respectively.

Consumer Care and Lighting

	Years ended March 31,
	2003		2004		2005
			(in millions)
Revenue	Rs.	2,942	Rs.	3,567	Rs.	4,555

Gross profit		934		1,212		1,629

Selling and marketing expenses		(455)		(596)		(877)

General and administrative expenses		(58)		(72)		(82)

Amortization of intangible assets		—		(8)		(18)

Others, net		1		10		19

Operating income		422		546		671

Revenue growth rate over prior period		—		21%		28%

Gross margin		32%		34%		36%

Operating margin		14%		15%		15%

WIPRO LIMITED

     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products.

     We recognize revenue from product sales, in accordance with the sales contract, at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overhead costs for factories. Selling, general and administrative expenses are similar in type to those for our other business segments.

Amortization of Deferred Stock Compensation

     We use the intrinsic value based method of APB Opinion No. 25 and record stock compensation expense for the difference between the exercise price of options and the fair value as determined by quoted market prices of our equity shares on the date of grant. We have elected to amortize the deferred stock compensation on a straight line basis over the vesting period of the equity shares.

     In the previous periods, equity shares were issued to our employees pursuant to our Wipro Equity Reward Trust (“WERT”). In June 2004, we established an option plan titled the Wipro Restricted Stock Unit Plan (“WRSUP 2004”) and a plan titled Wipro ADS Restricted Stock Unit Plan (“WARSUP 2004”). Options granted under these plans generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option held. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as deferred compensation cost.

     During the year ended March 31, 2005, we granted 4,896,298 options under the WRSUP 2004 plan and 791,800 options under the WARSUP 2004 Plan. The deferred compensation cost of Rs. 3,529 million arising from such grants will be amortized over the vesting period of five years.

     As a result of the above, we have amortized deferred stock compensation expenses of Rs. 52 million, Rs. 45 million and Rs. 354 million for the years ended March 31, 2003, 2004 and 2005 respectively.

     The stock compensation charge has been allocated to cost of revenue and selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.

     The allocation is as follows:

	Years ended March 31,
	2003		2004		2005
			(in millions)
Cost of revenue	Rs.	20	Rs.	15	Rs.	238

Selling and marketing expenses		15		14		49

General and administrative expenses		17		16		67

	Rs.	52	Rs.	45	Rs.	354

Amortization of Intangible Assets

     Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 166 million, Rs. 308 million and Rs. 140 million for the years ended March 31, 2003, 2004 and 2005 respectively.

Foreign Exchange Gains, net

     Foreign exchange gains, net, comprise:

     exchange differences arising from the translation or settlement of transactions in foreign currency;

     reclassification of gains or losses on derivative instruments, effective as cash flow hedges, from accumulated and other comprehensive income to net income on the occurrence of hedged transactions; and

WIPRO LIMITED

the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity.

Others, net

     Others, net, include net gains on the sale of property, plant, equipment, and other operating income.

Loss on Direct Issue of Stock by Subsidiary

     As of March 31, 2004, we held 93% of the outstanding equity shares of Wipro BPO. The remaining shares were held by the employees of Wipro BPO.

     As more fully described in Note 4 and 24 to the Notes to Consolidated Financial Statements, as of March 31, 2003, Wipro BPO had 9,329,762 equity shares subject to outstanding employee stock options issued under the Wipro BPO option plan. During the year ended March 31, 2004, 3,339,279 options were exercised at a weighted average exercise price of Rs. 29.41 per share and 839,015 options were exercised at a weighted average exercise price of Rs. 57 per share.

     As a result of these option exercises, our ownership interest in Wipro BPO was reduced from 100% to 93%. The exercise price for these options was less than our carrying value per share. Accordingly, the exercise resulted in a decline in the carrying value of our ownership interest by Rs. 206 million. In accordance with our accounting policy, we have included this decline in carrying value in the statement of income as a loss on the direct issue of stock by subsidiary.

     Of the 4,178,294 shares issued upon these option exercises, 3,996,387 shares are subject to repurchase rights that allow us to repurchase these shares at fair value. The rights also give the employees the right to sell the shares back to us at fair value. Employees can exercise this right to sell shares to us after six months from the date of their option exercise. Similarly, we can also exercise this repurchase right after six months from the date of an employee’s option exercise.

     As of March 31, 2004, Wipro BPO had 4,745,731 employee stock options outstanding under the Wipro BPO option plan. During the year ended March 31, 2005, 4,637,375 options vested and were exercised at a price of Rs. 57 per share. The remaining options were forfeited.

     As the exercise price per option was less than our carrying value per share, the decline in the carrying value of our ownership interest of Rs. 207 million has been included in the statement of income for the year ended March 31, 2005 as a loss on the direct issue of stock by a subsidiary.

     The shares issued as a result of the option exercises are covered by a share repurchase feature that entitles us to repurchase these shares at the then fair value and also gives the employee the right to sell the shares back to us at the then fair value. Both we and the employee can exercise this repurchase right after six months from the date of option exercise.

     During the year ended March 31, 2005, we acquired 4,147,561 shares from the employees of Wipro BPO for an aggregate consideration of Rs. 618 million, pursuant to the repurchase right. The excess of consideration paid over the value of minority interest acquired amounting to Rs. 189 million has been recorded as goodwill.

     As a result of the above transactions, as of March 31, 2005, our ownership interest in Wipro BPO remains at approximately 93%.

Other Income, net

     Our other income includes interest income on short-term investments, net of interest expense on short-term and long-term debt, dividend income and realized gains/losses on the sale of investment securities.

Equity in Earnings/Losses of Affiliates

     Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.

     WeP Peripherals Ltd. (WeP). We hold a 37.7% equity interest in WeP Peripherals Ltd.

WIPRO LIMITED

Income Taxes

     Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.

     Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from units in designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities.

     These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2003, 2004 and 2005 our tax benefits were Rs. 2,263 million, Rs. 2,925 million and Rs. 4,591 million, respectively, from such tax incentives.

     The Finance Act, 2000 phases out the 10-year tax holiday for units in Software Technology Parks over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

     The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over a period of five years beginning on April 1, 2000. Additionally, the Finance Act, 2002 had subjected 10% of all income derived from services located in “ Software Technology Parks” to income tax for a one-year period ending March 31, 2003.

     For the year ended March 31, 2005, our effective tax rate was 14.5% and our Indian statutory tax rate for the same period was 36.6%. When our tax holiday and taxable income deduction expire or terminate, our tax expense will materially increase, reducing our profitability.

     In March 2004, we received an assessment order from the Deputy Commissioner of Income Tax, Bangalore, India (Assessing Officer) in connection with our regular assessment of our income tax return for the year ended March 31, 2001. The assessment order disallows an income deduction we made under Section 10A of the Income Tax Act, 1961 of India pertaining to some of our software development units located in Bangalore. Section 10A of the Income Tax Act, 1961 provides a ten-year tax holiday for setting up software development units in STPI. The assessing officer’s claim is based, among other things, in connection with the premise that in order for such software development units to qualify for the special tax treatment and corresponding tax deduction, we should have obtained a license for each such new unit located in the STPI. We have instead formed such new units with STPI approval under our original STPI licenses obtained in 1992. The assessment order claims that the disallowance, along with other disallowances, requires us to make a payment of Rs. 2,614 million, including interest. On similar grounds, in March 2005, we received a demand from the tax authorities of Rs. 2,617 million, including interest, upon completion of tax review for our fiscal year ended March 31, 2002. We filed an appeal within the statutory prescribed time limit before the first appellate authority of the relevant tax department, known as the Commissioner (Appeals), challenging the two assessment orders.

     Although we currently believe we will ultimately prevail in our appeals, the results of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeals, or any subsequent appeals, in any reporting period, the operating results and financial position of such reporting period could be materially adversely affected. After considering the provision made in the books based on our assessment, the net exposure on these tax demands as of March 31, 2004 and March 31, 2005, is Rs. 2,316 million and Rs. 4,738 million, respectively.

     The Indian Finance Act 2005 imposes an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to the employees if certain defined expenses are incurred. A portion of these expenses is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. FBT and other similar taxes enacted in the future by the government of India could adversely affect our profitability.

WIPRO LIMITED

Results of Operations

     Years ended March 31, 2005 and 2004

     Revenue. Our total revenues increased by 39% from Rs. 58,433 million for the year ended March 31, 2004 to Rs. 81,353 million for the year ended March 31, 2005. This was driven primarily by a 40%, 42%, 28% and 35% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others business segments, respectively.

     Global IT Services and Products revenue increased by 40% from Rs. 43,465 million for the year ended March 31, 2004 to Rs. 60,713 million for the year ended March 31, 2005. This increase in revenues of our Global IT Services and Products business segment was attributable to a 41% increase in revenue from enterprise services, a 45% increase in revenue from technology services and a 56% increase from BPO services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided to customers in the financial services and retail sectors. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and an increase in revenue from our Telecom and Internetworking division. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to clients.

     In our Global IT Services and Products business segment, we added 130 new clients during the year ended March 31, 2005. The total number of clients that individually accounted for over $ 1 million run rate in revenue increased from 137 as of March 31, 2004 to 157 as of March 31, 2005.

     India and AsiaPac IT Services and Products revenue increased by 42% from Rs. 9,413 million for the year ended March 31, 2004 to Rs. 13,404 million for the year ended March 31, 2005. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 38% from Rs. 6,305 million for the year ended March 31, 2004 to Rs. 8,695 million for the year ended March 31, 2005. The increase is attributable to an increase in revenue from traded products by 100% partially offset by a decline in revenues from manufactured products by 25%.

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 52% from Rs. 3,108 million in the year ended March 31, 2004 to Rs. 4,709 million for the year ended March 31, 2005. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.

     Consumer Care and Lighting revenue increased by 28% from Rs. 3,567 million for the year ended March 31, 2004 to Rs. 4,555 million for the year March 31, 2005. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products.

     Revenue from Others increased by 35% from Rs. 1,988 million for the year ended March 31, 2004 to Rs. 2,681 million for the year ended March 31, 2005. This was primarily due to a 41% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Fluid Power business. The initiatives by the Government of India in improving physical infrastructure have increased the demand for hydraulic cylinders and tipping gear systems.

     Gross Profit. As a percentage of total revenue, gross profit increased marginally by 1% from 33% for the year ended March 31, 2004 to 34% for the year ended March 31, 2005. This was primarily on account of increase in gross profit as a percentage of revenue from our Global IT Services and Products segment from 36% for the year ended March 31, 2004 to 37% for the year ended March 31, 2005 and increase in gross profit as a percentage of revenue from our Consumer Care and Lighting segment by 2% from 34% for the year ended March 31, 2004 to 36% for the year ended March 31, 2005. Gross profit as a percentage of revenues from our India and AsiaPac IT Services and Products was around 22% for the years ended March 31, 2004 and 2005. Gross margins of Others remained constant at 29% for the years ended March 31, 2004 and 2005.

     The gross profit as a percentage of revenues of Global IT Services and Products has increased by 1% from 36% of revenue for the year ended March 31, 2004 to 37% of revenue for the year ended March 31, 2005. This increase is primarily due to a 2% increase in the proportion of services rendered offshore, a 7% increase in our onsite billing rates and a 6% increase in our offshore billing rates. This increase was partially offset by a decline in average exchange rates at which the revenue has been realized and an increase in compensation for offshore employees as a part of our compensation review in March 2004 and November 2004 and amortization of deferred compensation cost arising from the grant of options in October 2004.

WIPRO LIMITED

     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit remained constant at 22% for the year ended March 31, 2004 and 2005. This was primarily on account of a decline in gross profits as a percentage of revenue from the Services segment of our India and AsiaPac IT Services and Products by 4% from 47% for the year ended March 31, 2004 to 43% for the year ended March 31, 2005. This decline was offset by an increase in the proportion of revenues from the Services segment, which typically have a higher gross margin compared to the Products segment. The gross profits as a percentage of revenues from the Products component of our India and AsiaPac IT Services and Products remained constant at 10%.

     As a percentage of Consumer Care and Lighting revenue, gross profit increased by 2% from 34% for the year ended March 31, 2004 to 36% for the year ended March 31, 2005. This was due to increase in the proportion of revenues from soap products which have higher margins than the other products.

     Selling and marketing expenses. Selling and marketing expenses increased by Rs. 188 million from Rs. 5,278 million for the year ended March 31, 2004 to Rs. 5,466 million for the year ended March 31, 2005. The increase in selling and marketing expenses in our India and AsiaPac IT Services and Products business by Rs. 231 million and increase in the selling and marketing expenses in our Consumer Care and Lighting business by Rs. 281 million was partially offset by a decline in selling and marketing expenses in our Global IT Services and Products business by Rs. 297 million and in Others including reconciling items by Rs. 27 million.

     Selling and marketing expenses for our Global IT Services and Products business segment declined by 8% from Rs. 3,520 million for the year ended March 31, 2004 to Rs. 3,223 million for the year ended March 31, 2005. The decline of Rs. 297 million in selling and marketing expenses is primarily due to two factors: first, lower expenditure on advertisement and travel, and second, selling and marketing expenses for the year ended March 31, 2004 included Rs. 120 million of special incentive bonus paid to employees of our Global Energy Practice and Wipro Nervewire, the businesses we acquired in December 2002 and May 2003 respectively.

     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 25% from Rs. 919 million for the year ended March 31, 2004 to Rs. 1,150 million for the year ended March 31, 2005. This was primarily due to two factors: first, increase in compensation costs due to an increase in the number of sales and marketing personnel for this business segment and increase in compensation costs as part of compensation review in April 2004 and October 2004, and, second, increase in expenditure on travel due to increased promotional activities in select geographies in this business segment.

     Selling and marketing expenses for Consumer Care and Lighting increased by 47% from Rs. 596 million for the year ended March 31, 2004 to Rs. 877 million for the year ended March 31, 2005. This was primarily due to the increase in sales promotion expenses for building brands and expanding market share in select geographies in this business segment.

     Selling and marketing expenses for Others, including reconciling items, have declined by 11% from Rs. 243 million for the year ended March 31, 2004 to Rs. 216 million for the year ended March 31, 2005.

     General and administrative expenses. General and administrative expenses increased 18% from Rs. 3,172 million for the year ended March 31, 2004 to Rs. 3,744 million for the year ended March 31, 2005. This increase was primarily on account of increase in general and administrative expenses of our Global IT Services and Products business by Rs. 246 million, increase in general and administrative expenses of our India and AsiaPac IT Services and Products business by Rs. 296 million, increase in general and administrative expenses of our Consumer Care and Lighting business by Rs. 10 million and increase in general and administrative expenses of Others including reconciling items by Rs. 20 million.

     General and administrative expenses for our Global IT Services and Products business segment increased by 10% from Rs. 2,493 million for the year ended March 31, 2004 to Rs. 2,739 million for the year ended March 31, 2005. The increase of Rs. 246 million in general and administrative expenses is primarily due an increase in compensation costs and additional expenditure on new common facilities.

     General and administrative expenses for our India and AsiaPac IT Services and Products business segment increased by 60% from Rs. 492 million for the year ended March 31, 2004 to Rs. 788 million for the year ended March 31, 2005. This was primarily due to an increase in compensation costs as part of compensation review in April 2004 and October 2004, an increase in the provision for doubtful receivables and an increase in the loss on sale of trade receivables due to increase in sale of trade receivables.

     General and administrative expenses for Consumer Care and Lighting increased by 14% from Rs. 72 million for the year ended March 31, 2004 to Rs. 82 million for the year ended March 31, 2005.

WIPRO LIMITED

     General and administrative expenses for Others, including reconciling items, have increased by 17% from Rs. 115 million for the year ended March 31, 2004 to Rs. 135 million for the year ended March 31, 2005.

     Operating income. As a result of the foregoing factors, operating income increased by 64% from Rs. 10,901 million for the year ended March 31, 2004 to Rs. 17,857 million for the year ended March 31, 2005. Operating income of Global IT Services and Products increased by 70% from Rs. 9,300 million for the year ended March 31, 2004 to Rs. 15,825 million for the year ended March 31, 2005. Operating income of India and AsiaPac IT Services and Products increased by 27% from Rs. 761 million for the year ended March 31, 2004 to Rs. 970 million for the year ended March 31, 2005. Operating income of Consumer Care and Lighting increased by 23% from Rs. 546 million for the year ended March 31, 2004 to Rs. 671 million for the year ended March 31, 2005. Operating income of Others, including reconciling items, increased by Rs. 97 million from Rs. 294 million for the year ended March 31, 2004 to Rs. 391 million for the year ended March 31, 2005.

     Other income, net. Other income, net, declined from Rs. 868 million for the year ended March 31, 2004 to Rs. 800 million for the year ended March 31, 2005. The decline in other income is primarily due to a decline in investment yields partially offset by an increase in the average quantum of investments during the year ended March 31, 2005.

     Income taxes. Income taxes increased by 67% from Rs. 1,611 million for the year ended March 31, 2004 to Rs. 2,694 million for the year ended March 31, 2005. Our effective tax rate increased from 13.8% for the year ended March 31, 2004 to 14.5% for the year ended March 31, 2005. The increase in effective tax rate is primarily on account of an increase in the proportion of income being subject to tax.

     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the year ended March 31, 2004 and 2005 was Rs. 96 million and Rs. 158 million respectively.

     Equity in earnings of affiliates of Rs. 158 million for the year ended March 31, 2005 comprises equity in earnings of Wipro GE of Rs. 126 million and equity in earnings of WeP Peripherals of Rs. 32 million. Equity in earnings of affiliates of Rs. 96 million for the year ended March 31, 2004 comprises equity in earnings of Wipro GE of Rs. 56 million and equity in earnings of WeP Peripherals of Rs. 40 million.

     Net Income. As a result of the foregoing factors, net income increased by 58% from Rs. 9,992 million for the year ended March 31, 2004 to Rs. 15,833 million for the year ended March 31, 2005.

     Years ended March 31, 2004 and 2003

     Revenue. Our total revenues increased by 36% from Rs. 42,849 million for the year ended March 31, 2003 to Rs.58,433 million for the year ended March 31, 2004. This was driven primarily by a 44%, 17%, 21% and 24% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and Others, respectively.

     Global IT Services and Products revenue increased by 44% from Rs. 30,267 million for the year ended March 31, 2003 to Rs. 43,465 million for the year ended March 31, 2004. This increase is attributable primarily to two factors. First, we acquired Wipro BPO in July 2002, Global Energy Practice in December 2002 and Wipro Nervewire in May 2003. Second, the increase in revenue of our Global IT Services and Products business segment was also attributable to a 49% increase in revenue from enterprise services, a 36% increase in revenue from technology services and a 122% increase, on a comparable basis, from BPO services. The increase in revenue from enterprise services was primarily driven by increased revenue from services provided in the area of enterprise applications. The increase in revenue from technology services was primarily driven by increased revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies and an increase in revenue from our Telecom and Internetworking division. Revenue from BPO services increased primarily due to an increase in the number of clients and an increase in the scope and volume of services provided to clients.

     In our Global IT Services and Products business segment we added 123 new clients during the year ended March 31, 2004. The total number of clients that individually accounted for over $ 1 million run rate in revenue increased from 103 as of the year ended March 31, 2003 to 137 as of the year ended March 31, 2004.

     India and AsiaPac IT Services and Products revenue increased by 17% from Rs. 8,041 million for the year ended March 31, 2003 to Rs. 9,414 million for the year ended March 31, 2004. Revenue from the products component of our India and AsiaPac IT Services and Products business segment increased by 9% from Rs. 5,801 million for the year ended March 31, 2003 to Rs. 6,305 million

WIPRO LIMITED

for the year ended March 31, 2004. The increase in revenue was primarily due to two factors. First, the increase is attributable to an increase in revenue from traded and manufactured products. Second, the revenues for the year ended March 31, 2004, are higher by Rs. 1,123 million due to adoption of guidance in EITF Issue No. 00-21, in respect of all revenue arrangements entered into in the quarter beginning July 1, 2003.

     Revenue from the services component of our India and AsiaPac IT Services and Products business segment grew by 39% from Rs. 2,240 million in the year ended March 31, 2003 to Rs. 3,109 million in the year ended March 31, 2004. The increase was primarily due to an increase in revenue from new service lines like consulting services and system integration services and growth in our core service business of hardware and software support and maintenance services.

     Consumer Care and Lighting revenue increased by 21% from Rs. 2,942 million for the year ended March 31, 2003 to Rs. 3,567 million for the year ended March 31, 2004. This was primarily due to increased efforts on expanding market presence in select geographies which resulted in higher sales of soap products.

     Revenue from Others increased by 24% from Rs. 1,599 million for the year ended March 31, 2003 to Rs. 1,988 million for the year ended March 31, 2004. This was primarily due to a 34% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in our Fluid Power business. The initiatives by the Government of India in improving physical infrastructure have increased the demand for hydraulic cylinders and tipping gear systems.

     Gross Profit. As a percentage of total revenue, gross profit declined by 4% from 37% for the year ended March 31, 2003 to 33% for the year ended March 31, 2004. This decline is primarily as a result of decline in gross profit from the services component of our Global IT Services and Products segment from 41% for the year ended March 31, 2003 to 36% for the year ended March 31, 2004. Gross profit in the India and AsiaPac IT Services and Products segment remained unchanged at 22% for the years ended March 31, 2003 and March 31, 2004. Gross profit in Consumer Care and Lighting increased from 32% for the year ended March 31, 2003 to 34% of revenue for the year ended March 31, 2004.

     The gross profit as a percentage of revenues of Global IT Services and Products has declined by 5% from 41% of revenue for the year ended March 31, 2003 to 36% of revenue in the year ended March 31, 2004. This decrease is primarily due to a 5% increase in the proportion of services rendered onsite, 1.5% decline in our offshore billing rates, an increase in compensation for offshore employees as a part of our compensation review in October 2003 and an increase in the number of independent consultants hired for specific assignments. This is partially offset by a 1.8% increase in the onsite billing rates and a 3% increase in IT professional utilization rates from 66% in the year ended March 31, 2003 to 69% in the year ended March 31, 2004.

     As a percentage of India and AsiaPac IT Services and Products revenue, gross profit remained unchanged at 22% for the years ended March 31, 2003 and March 31, 2004. The increase in proportion of revenues from Services, from 28% of revenues in the year ended March 31, 2003 to 33% of total revenues in the year ended March 31, 2004, was offset by a decline in gross profit from Products, by 1% from 12% of revenues in the year ended March 31, 2003 to 11% of revenues in the year ended March 31, 2004.

     As a percentage of Consumer Care and Lighting revenue, gross profit increased by 2% from 32% for the year ended March 31, 2003 to 34% for the year ended March 31, 2004. This increase was primarily due to an increase in the gross margins from soap products and an increase in the proportion of revenue from soap products, which typically have a higher gross margin compared to other products.

     As a percentage of revenue, gross profit from Others increased marginally by 1% from 28% for the year ended March 31, 2003 to 29% for the year ended March 31, 2004.

     Selling and marketing expenses. Selling and marketing expenses increased by 81% from Rs. 2,915 million for the year ended March 31, 2003 to Rs. 5,278 million for the year ended March 31, 2004. The total increase in selling and marketing expenses of Rs. 2,363 million was attributable to an increase of Rs.1,993 million in Global IT Services and Products, Rs. 146 million in India and AsiaPac IT Services and Products, Rs. 141 million in Consumer Care and Lighting and Rs. 83 million in Others.

     Selling and marketing expenses for our Global IT Services and Products business segment increased by 131% from Rs. 1,527 million for the year ended March 31, 2003 to Rs. 3,520 million for the year ended March 31, 2004. Selling and marketing expenses include selling and marketing expenses for Wipro BPO, the business we acquired in July 2002, Global Energy Practice, the business we acquired in December 2002, and Wipro Nervewire, the business we acquired in May 2003. The increase of Rs. 1,993 million in selling and marketing expenses is primarily due to an increase in the average number of sales and marketing personnel from 139 in the year

WIPRO LIMITED

ended March 31, 2003 to 170 in the year ended March 31, 2004, an increase in the proportion of local hires in our sales and marketing team, who typically have a higher remuneration package, an increase in compensation costs as part of compensation review in October 2003, special inventive bonus paid to the employees of Global Energy Practice and Wipro Nervewire and an increased focus on promoting the IT Services brand.

     Selling and marketing expenses for our India and AsiaPac IT Services and Products business segment increased by 19% from Rs. 773 million for the year ended March 31, 2003 to Rs. 919 million for the year ended March 31, 2004. This was primarily due to an increase in the number of sales and marketing personnel for this business segment and an increase in compensation costs as part of compensation review in October 2003.

     Selling and marketing expenses for Consumer Care and Lighting increased by 31% from Rs. 455 million for the year ended March 31, 2003 to Rs. 596 million for the year ended March 31, 2004. This was primarily due to the increase in sales promotion expenses for this business segment.

     Selling and marketing expenses for Others, including reconciling items, has increased by 52% from Rs. 160 million for the year ended March 31, 2003 to Rs. 243 million for the year ended March 31, 2004. The increase was primarily due to compensation review in October 2003 and increased expenditure on brand promotion.

     General and administrative expenses. General and administrative expenses declined by 3% from Rs. 3,277 million for the year ended March 31, 2003 to Rs. 3,172 million for the year ended March 31, 2004. The total decline in general and administrative expenses of Rs. 106 million was attributable to a decline of Rs. 140 million in Global IT Services and Products, Rs. 18 million in India and AsiaPac IT Services and Products partially offset by an increase in the general and administrative expenses of Rs. 14 million in Consumer Care and Lighting and Rs. 38 million in Others.

     General and administrative expenses for our Global IT Services and Products business segment declined by 5% from Rs. 2,633 million for the year ended March 31, 2003 to Rs. 2,493 million for the year ended March 31, 2004. The decline for Rs. 140 million is primarily on account of cost control initiatives.

     General and administrative expenses for our India and AsiaPac IT Services and Products business segment declined by 4% from Rs. 510 million for the year ended March 31, 2003 to Rs. 492 million for the year ended March 31, 2004 is primarily on account of cost control initiatives.

     General and administrative expenses for Consumer Care and Lighting increased by 24% from Rs. 58 million for the year ended March 31, 2003 to Rs. 72 million for the year ended March 31, 2004.

     General and administrative expenses for Others, including reconciling items, has increased by 49% from Rs. 77 million for the year ended March 31, 2003 to Rs. 115 million for the year ended March 31, 2004.

     Operating income. As a result of the foregoing factors, operating income increased by 15% from Rs. 9,486 million for the year ended March 31, 2003 to Rs. 10,901 million for the year ended March 31, 2004. Operating income of Global IT Services and Products increased by 12% from Rs. 8,281 million for the year ended March 31, 2003 to Rs. 9,300 million for the year ended March 31, 2004. Operating income of India and AsiaPac IT Services and Products increased by 41% from Rs. 539 million for the year ended March 31, 2003 to Rs. 761 million for the year ended March 31, 2004. Operating income of Consumer Care and Lighting increased by 29% from Rs. 422 million for the year ended March 31, 2003 to Rs. 546 million for the year ended March 31, 2004. Operating income of Others, including reconciling items, increased by 20% from Rs. 256 million for the year ended March 31, 2003 to Rs. 308 million for the year ended March 31, 2004.

     Effective March 2004, upon completion of the formal documentation and testing for effectiveness, we have designated forward contracts in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Consequently, as of March 31, 2004, we have recorded an amount of Rs. 1,059 million as a component of accumulated other comprehensive income within stockholder’s equity. These amounts will be recognized in the consolidated statements of income in the periods in which the hedged transactions occur.

     Other income, net. Other income, net, increased from Rs. 718 million in the year ended March 31, 2003 to Rs. 868 million for the year ended March 31, 2004. Other income for the year ended March 31, 2003 includes interest payable by tax authorities on tax refunds due upon completion of tax assessments of Rs. 54 million. Other income for the year ended March 31, 2004 includes gain on

WIPRO LIMITED

sale of property of Rs. 107 million. Other income has increased primarily due to an increase in the average quantum of investment, partially offset by a decline in average return on investments.

     Income taxes. Income taxes increased by 20% from Rs. 1,342 million for the year ended March 31, 2003 to Rs. 1,611 million for the year ended March 31, 2004. Our effective tax rate increased from 13.6% in the year ended March 31, 2003 to 13.8% for the year ended March 31, 2004. The increase in effective tax rate is primarily on account of a higher proportion of income being subject to foreign taxes and the provision of Rs. 274 million in respect of earlier years. The Finance Act, 2002 had subjected 10% of all income derived from units located in “Software Technology Parks” to income tax for a one year period ending March 31, 2003 and consequently in the year ended March 31, 2003 10% of all income derived from units located in “Software Technology Parks” was subject to income tax. For the year ended March 31, 2004 income derived from units located in “Software Technology Parks” is not subject to income tax.

     Equity in earnings / losses of affiliates. Equity in earnings of affiliates for the year ended March 31, 2004 was Rs. 96 million against loss of Rs. 355 million for the year ended March 31, 2003. Equity in earnings of affiliates of Rs. 96 million in the year ended March 31, 2004 comprises equity in earnings of Wipro GE of Rs. 56 million and equity in earnings of WeP Peripherals of Rs. 40 million. Equity in losses of affiliates of Rs. 355 million for the year ended March 31, 2003 is attributable to the share in losses of Rs. 371 million in Wipro GE partially offset by equity in earnings of WeP Peripherals of Rs. 16 million.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased by 18% from Rs. 8,477 million for the year ended March 31, 2003 to Rs. 9,992 million for the year ended March 31, 2004.

     Liquidity and Capital Resources

     As of March 31, 2005, we had cash and cash equivalents of Rs. 5,671 million, investments in liquid and short-term mutual funds of Rs. 22,958 million and an unused line of credit of approximately Rs. 1,900 million. To utilize the line of credit we need to comply with certain financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and, to a limited extent, through bank loans.

     Cash provided by operating activities for the year ended March 31, 2005 was Rs. 19,006 million against Rs. 10,815 million in the year ended March 31, 2004. The increase was primarily due to increase in operating profits and greater focus on working capital management.

     Cash used in investing activities for the year ended March 31, 2005 was Rs. 11,496 million. The cash was used primarily on purchases of liquid and short-term mutual funds, capital expenditures and acquisitions. Cash provided by operating activities was used to meet the capital expenditure of Rs. 6,613 million.

     Cash used in financing activities for the year ended March 31, 2005 was Rs. 5,138 million. During the year ended March 31, 2005 dividends of Rs. 7,576 million have been paid to shareholders. As of March 31, 2005, the short term borrowings from Banks were Rs. 564 million. The short term borrowings are against the line of credit by banks and are used to bridge the temporary mismatches in cash flows.

     We have proposed to pay an annual cash dividend of Rs. 5 per share on equity shares and ADRs. This proposal is subject to approval by the shareholders of the Company. We expect a dividend payout of approximately Rs. 3,500 million.

     As of March 31, 2005 we had contractual commitments of Rs. 1,181 million ($ 27 million) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.

     We currently intend to finance our operations and planned construction and expansion entirely from internal sources of capital.

     For Wipro BPO, 4,637,375 shares issued as a result of option exercises during the year ended March 31, 2005 are covered by a share repurchase feature that entitles us to repurchase these shares at the then fair value and also gives the employee the right to sell the shares back to us at the then fair value. The right can be exercised only after six months from the date of option exercise. The shares were acquired in April 2005.

     In the normal course of business, we transfer accounts receivables and employee advances (financial assets) to banks. These transfers can be with or without recourse. As at March 31, 2005, we have transferred financial assets of Rs. 738 million.

WIPRO LIMITED

     Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. In addition, we routinely review potential acquisitions. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms.

     Off-Balance Sheet Arrangements

     The company has not entered into any off-balance sheet arrangements as defined by SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”.

     Contractual obligations

     The table of future payments due under contractual commitments as of March 31, 2005, aggregated by type of contractual obligation, is given below:

			In Rs. million

	Total	Payments due in
	contractual
	payment
		2005-06	2006-08	2008-10	2010 onwards

Capital Commitments	1,181	1,181	—	—	—
Non-cancelable operating lease obligation	646	103	231	220	92
Purchase obligations	1,203	1,199	4	—	—

     Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation to purchase goods or services is non-cancelable, the entire value of the contract was included in the above table. If the obligation is cancelable, but we would incur a penalty if cancelled, the amount of the penalty was included as a purchase obligation.

Research and Development

     Our research and development efforts are primarily in the emerging technology areas like home networking, content commerce, collaboration and knowledge management. We seek to gain expertise in these areas and develop solutions. Further, through our “centers of excellence”, we seek to gain domain expertise in specific industries and use our expertise in developing industry specific solutions. For example, we are currently working in the areas like residential gateway and wireless local area networks based on 802.11 standards. We have also developed solutions like “iDesk,” which facilitates creation of an employee self-service portal, and “Flow-brix”, our work flow solution.

     Research and development expenditures for the years ended March 31, 2004 and 2005 were Rs. 232 million and Rs. 274 million ($ 6 million), respectively.

Trend Information

     Global IT Services and Products. We believe that the increasing acceptance of outsourcing and offshoring as an economic necessity has contributed to continued growth in our revenue. However, the increased competition among IT companies, commoditization of services and high volume transactions in IT services limits our ability to increase our prices and improve our profits. We continually strive to differentiate ourselves from the competition, innovate service delivery models, adopt new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities. The acquisitions have also allowed us to sustain and in certain circumstances improve our prices and profits.

     Gross profit as a percentage of revenues in Global IT Services and Products increased from 36% in the year ended March 31, 2004 to 37% in the year ended March 31, 2005. We anticipate difficulty in further improving our profits due to:

WIPRO LIMITED

•	Our ability to increase prices;

•	Increases in proportion of services performed at client location — some of our newer service offerings, such as consulting and package implementation, require a higher proportion of services to be performed at the client’s premises;

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations; and

•	The impact of the high percentage on fixed costs, high attrition rates and high composition of voiced based services in our revenues from BPO services.

     We expect these trends to continue for the foreseeable future. In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals.

     To remain competitive, we believe that we need to innovate, identify and position ourselves in emerging technology areas and increase our understanding of industry, business and impact of IT on the business.

     Our Global IT Services and Products business segment is also subject to fluctuations primarily resulting from factors such as:

•	The effect of seasonal hiring which occurs in the quarter ended September 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.

     India and AsiaPac IT Services and Products. In our India and AsiaPac IT Services and Products business segment we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM and HP have identified India as a key focus area. The gross margins in the products component of this business segment remained constant at 10% for the years ended March 31, 2004 and 2005.

     Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenue for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenue will decrease as the proportion of services revenue increases.

     Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.

     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

Recent accounting pronouncements.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award as of the date of grant. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award.

WIPRO LIMITED

     SFAS No. 123R is effective for fiscal year beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. The cumulative effect of initially applying this Statement, if any, is recognized in the first fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, we are required to adopt SFAS No. 123R from April 1, 2006.

     Companies that used the fair-value-based method for either recognition or disclosure under Statement 123 can apply SFAS No. 123R using a modified version of prospective application. Under this method, compensation cost is recognized for periods after the effective date, for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the fair value of those awards on the date of grant calculated under Statement 123.

     For periods before the required effective date, companies can also elect to apply a modified version of retrospective application, under which financial statements for prior years are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

     If we had amortized the stock-based employee compensation expense determined under the fair value method, our net income as reported for the year ended March 31, 2004 and 2005 would have been reduced by Rs. 2,080 million and Rs. 1,244 million, respectively.

Critical accounting policies

     Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that place the most significant demands on management’s judgment. For a detailed discussion on the application of these and other accounting policies, please refer to Note 2 to the Notes to Consolidated Financial Statements.

Revenue Recognition

     We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.

Product Revenue

     Product revenue is recognized when there is persuasive evidence of an arrangement, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred.

     We generally consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.

Service Revenue

     Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time-and-materials service contract revenue is recognized as the services are rendered. Revenue from fixed-price, fixed-timeframe contracts that involve significant production, modification or customization of the software is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. Fixed-price, fixed-timeframe contracts, which are similar to “contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” and “contracts for services performed by architects, engineers, or architectural or engineering design firms” as laid out in paragraph 13 of SOP 81-1, are also accounted for in conformity with SOP 81-1. In these Fixed-price, fixed-timeframe contracts revenue is recognized using the percentage-of-completion method.

     We use the input (cost expended) method to measure progress towards completion. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors we review to estimate the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. To date, we have not had any fixed-price, fixed-timeframe contracts that resulted in a material loss.

WIPRO LIMITED

     We evaluate change orders to determine whether such change orders are normal element and form part of the original scope of the contract. If the change orders are part of the original scope of the contract, no changes are made to the contract price. For other change orders, contract revenue and costs are adjusted only after the approval of the changes to the scope and price by us and the client. Costs that are incurred for a specific anticipated contract that will result in no future benefits unless the contract is obtained are not included in contract costs or deferred costs before the signing of the contract.

     Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.

     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.

Revenue Arrangements with Multiple Deliverables

     Effective July 1, 2003, we have adopted EITF Issue No. 00-21. We have elected to adopt EITF Issue No. 00-21 for all revenue arrangements entered into on or after July 1, 2003. Based on this guidance, we recognize revenues on the delivered products or services only if:

•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in our control.

     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items. In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance of costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance of deliverables.

     Assessments about whether the delivered units have a value to the customer on a standalone basis, impact of forfeiture and similar contractual provisions, and determination of fair value of each unit would affect the timing of revenue recognition and would impact our results of operations.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.

     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.

     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of market values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or market value.

WIPRO LIMITED

Accounting for Income taxes

     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect results of our operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made. We have not created a deferred tax liability in respect of the basis difference in the carrying value of investments in domestic subsidiaries, since we expect to realize this in a tax-free manner and the current tax laws in India provide means by which we can realize our investment in a tax-free manner.

     We are subject to a 15% branch profit tax in the United States to the extent the net profit attributable to our U.S. branch for the fiscal year is greater than the increase in the net assets of the U.S. branch for the fiscal year, as computed in accordance with the Internal Revenue Code. As of March 31, 2005, the U.S. branch’s net assets amounted to approximately $ 80 million. We have not triggered the branch profit tax and, consistent with our business plan, we intend to maintain the current level of our net assets in the United States. Accordingly, we did not record a provision for branch profit tax.

Business Combinations, Goodwill and Intangible Assets

     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we have assigned all the assets and liabilities, including goodwill, to the reporting units. We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of the reporting unit to its carrying value. We determine the fair value of our reporting units using the income approach. If market information relating to comparable companies is available, the results of income approach are compared with the fair value under the market approach to determine the reasonableness of the valuation resulting from the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenues or earnings for comparable companies. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.

     To assist in the process of determining goodwill impairment, we obtain appraisals from independent valuation firms. In addition we perform internal valuation analyses and consider other market information that is publicly available. The discounted cash flow approach and the income approach, which we use to estimate the fair value of our reporting units are dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Derivatives and Hedge Accounting, and Exchange Rate Risk

     Although our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of our operations are adversely affected as the rupee appreciates against the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. We enter into forward

WIPRO LIMITED

foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivables and forecasted cash flows denominated in certain foreign currencies. The derivatives also include short term forward foreign exchange contracts pursuant to a roll-over hedging strategy which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur.

     We designate the derivatives in respect of forecasted transactions, which meet the hedging criteria, as cash flow hedges. Changes in the derivative fair values that are designated, effective and qualify as cash flow hedges, under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income. With respect to derivatives acquired pursuant to the roll-over hedging strategy, the changes in the fair value of discount or forward premium points are recognized in consolidated statements of income of each period. Gains and losses upon roll-over of derivatives acquired pursuant to the roll-over hedging strategy are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are then recognized in the consolidated statements of income.

     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period. We assess the hedge effectiveness at the end of each reporting period.

     Hedge ineffectiveness could result from forecasted transactions not happening in the same amounts or in the same periods as forecasted or changes in the counterparty credit rating. Further, change in the basis of designating derivates as hedges of forecasted transactions could alter the proportion of derivatives which are ineffective as hedges. Hedge ineffectiveness increases volatility of the consolidated statements of income since the changes in fair value of an ineffective portion of derivatives is immediately recognized in the consolidated statements of income.

     We may not purchase adequate instruments to insulate ourselves from foreign exchange currency risks. The policies of the Reserve Bank of India may change from time to time which may limit our ability to hedge our foreign currency exposures adequately. In addition, any such instruments may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

     As of March 31, 2005 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     Our directors and executive officers, their respective ages and positions as of March 31, 2005 are as follows:

Name	Age	Position
Azim H. Premji	59	Chief Executive Officer, Chairman of the Board and Managing Director (designated as “Chairman”)
Dr. Ashok Ganguly	69	Director
B.C. Prabhakar	68	Director
Dr. Jagdish N. Sheth	66	Director
Vivek Paul	46	Vice Chairman of the Board and Executive Officer
Narayanan Vaghul	68	Director
Prof. Eisuke Sakakibara	63	Director
P.M. Sinha	64	Director
Suresh C. Senapaty	48	Chief Financial Officer, and Executive Vice President, Finance
Pratik Kumar	39	Vice President, Human Resources
Suresh Vaswani	45	President, Wipro Infotech
Vineet Agrawal	43	President, Wipro Consumer Care & Lighting
Ranjan Acharya	47	Vice President, Human Resources Development
Tamal Dasgupta	54	Corporate Vice President & Chief Information Officer
Girish S Paranjpe	47	President-Finance & Insurance, Wipro Technologies
Sudip Banerjee	45	President-Enterprise Solutions, Wipro Technologies
Dr. A.L. Rao	56	President-Telecom Solutions
Ramesh Emani	48	President-Embedded & Product Engineering Solutions, Wipro Technologies

WIPRO LIMITED

     Azim H. Premji has served as our Chief Executive Officer, Chairman of the Board and Managing Director (designated as Chairman) since September 1968. Mr. Premji holds a Bachelor of Science, or B.S. in Electrical Engineering from Stanford University.

     Dr. Ashok Ganguly has served as one of our directors since January 1999. Since April 2003, Dr. Ganguly has served as the Chairman of ICICI OneSource Ltd, a business process outsourcing company, and, since September 2003, as the Chairman of ABP Pvt Ltd, a media and publishing company. From August 1996 to March 2003, he served as the Chairman of ICI India Limited, a manufacturing company. Dr. Ganguly also currently serves as a Director on the Central Board of the Reserve Bank of India and Hemogenomics Pvt Ltd. He is also a non-executive Director of British Airways plc, Mahindra & Mahindra Ltd., ICICI Knowledge Park Ltd. and Tata AIG Life Insurance Co. Ltd. More recently, Dr. Ganguly was appointed as a member of India’s Prime Minister’s Council for Trade and Industry as well as a member of the Government of India’s Investment Commission. Dr. Ganguly holds a B.Sc. in Chemistry from Bombay University and an Master of Science, or M.S. and a Doctor of Philosophy, or Ph.D. from the University of Illinois.

     B.C. Prabhakar has served as one of our directors since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a Bachelor of Arts, or B.A. in Political Science and Sociology and an LL.B. from Mysore University in India.

     Dr. Jagdish N. Sheth has served as one of our directors since January 1999. He has been a professor at Emory University since July 1991. Dr. Sheth has also been a director of Norstan, Inc., a manufacturing company, since September 1995, and of Pac West Telecomm, a telecommunications company, since July 1999. Dr. Sheth is also on the boards of Cryo-Cell International Inc., a blood stem cell bank, and Shasun Chemicals & Drugs Limited, a pharmaceutical company. Dr. Sheth holds a Bachelor of Commerce, or B. Com from Madras University in India, and a Master of Business Administration, or M.B.A. and a Ph.D. in Behavioral Sciences from the University of Pittsburgh.

     Vivek Paul has served as one of our directors, Vice Chairman of the Board and Executive Officer of Wipro Technologies since July 1999. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a Bachelor of Engineering, or B.E. from the Birla Institute of Technology and Science, Pilani in India, and an M.B.A. from the University of Massachusetts, Amherst.

     Narayanan Vaghul has served as one of our directors since June 1997. He has been Chairman of the Board of ICICI Bank Limited since September 1985. Mr. Vaghul is also on the boards of Mahindra & Mahindra Ltd., Mahindra Industrial Park Limited, Air India Limited, Air India Transport Services Limited, Air India Engineering Services Limited, Nicholas Piramal India, Ltd., Apollo Hospitals Enterprise Limited, Technology Network (India) Pvt. Ltd, Himatsingka Seide Limited and Asset Reconstruction Company (India) Limited. Mr. Vaghul is also the Chairman of the Compensation Committee of Mahindra & Mahindra Ltd. and Nicholas Piramal India Ltd. Mr. Vaghul holds a B. Com. in Banking from Madras University in India.

     Prof. Eisuke Sakakibara has served as one of our directors since January 2002. He has been a Professor of Economics in Keio University of Japan since 1999. After working with the Ministry of Finance, Government of Japan since 1965, he was posted as Economist, International Monetary Fund in 1971, and was a visiting Associate Professor of Economics at Harvard University. He has also served as Director-General, International Finance Bureau, Japan between 1995 and 1997. In 1997, he became the Vice Minister of Finance for International Affairs, Japan. Prof. Sakakibara holds a B.A. in Economics from the University of Tokyo and a Ph.D. in Economics from the University of Michigan.

     Priya Mohan Sinha became a director of our company on January 1, 2002. He has served as the President of PepsiCo International South Asia, since 1995 and as Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since July 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985 he also served as Sales Director of Hindustan Lever. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1988 and November 1992 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Currently, he is also on the Boards of ICICI Bank Limited, Lafarge India, Indian Oil Corporation Limited, Azim Premji Foundation Pvt. Ltd. and is Chairman, Bata India Limited. Mr. Sinha holds a B.A. from Patna University and he has also attended Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.

     Suresh C. Senapaty has served as our Chief Financial Officer and Corporate Executive Vice President, Finance, since January 1995 and served with us in other positions since April 1980. Mr. Senapaty holds a B. Com. from Utkal University in India, and is a Fellow Member of the Institute of Chartered Accountants of India.

WIPRO LIMITED

     Pratik Kumar has served as our Corporate Vice President, Human Resources, since April 2002, and has served with us in other positions since November 1991. Mr. Pratik Kumar holds a B. A. from Delhi University and an M.B.A. from Xavier Labour Relations Institute (XLRI), Jamshedpur, India.

     Suresh Vaswani has served as President of Wipro Infotech since December 2000, and has served with us in other positions since June 1987. Mr. Vaswani holds a Bachelor of Technology, or B.Tech. from the Indian Institute of Technology, or IIT, Kharagpur, and a Post Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad.

     Vineet Agrawal has served as President of Wipro Consumer Care and Lighting since July 2002 and has served with us in other positions since December 1985. Mr. Agrawal holds a B.Tech. from IIT, New Delhi, and an M.B.A from Bajaj Institute of Management Studies, Mumbai.

     Ranjan Acharya has served as Vice President-Human Resources Development since April 2002, and has served with us in other positions since July 1994. Mr. Ranjan Acharya holds a B.S. from Pune University and an M.B.A. from Symbiosis Institute of Business Management, Pune, India.

     Tamal Dasgupta has served as Corporate Vice President and Chief Information Officer since March 2000. Mr. Dasgupta holds a B.Com. from Calcutta University and is a Fellow Member of the Institute of Chartered Accountants of India, and has completed CPA from Maryland, U.S.

     Girish S Paranjpe has served as President — Finance & Insurance of Wipro Technologies since October 2000, and has served with us in other positions since July 1990. Mr. Paranjpe holds a B.Com. from Bombay University and is a Fellow Member of Institute of Chartered Accountants of India and Institute of Cost and Works Accountants of India.

     Sudip Banerjee has served as President-Enterprise Solutions of Wipro Technologies since February 2002 and has served with us in other positions since November 1983. Mr. Sudip holds a B.A. from Delhi University and Diploma in Management from All India Management Association.

     Dr. A.L. Rao has served as President-Telecom & Internetworking Solutions Vertical of Wipro Technologies since October 2000 and has served with us in other positions since August 1980. Dr. Rao holds a B.S., M.S. and Ph.D. in Nuclear Physics from Andhra University in India.

     Ramesh Emani has served as President-Embedded & Product Engineering Solutions of Wipro Technologies since October 2003, and has served with us in other positions since November 1983. Mr. Emani holds a B.Tech. from Jawaharlal Nehru Technology University, Hyderabad and Master of Technology, or M.Tech. from IIT, Kanpur.

Compensation

Director Compensation

     Our Compensation Committee determines and recommends to our Board of Directors the compensation payable to our directors. All board-level compensation is subject to approval by our shareholders. Each of our non-employee directors receive an attendance fee of $ 45.85 (Rs. 2,000) for every Board and Committee meeting they attend. Our directors are reimbursed for travel and out-of-pocket expenses in connection with their attendance at Board and Committee meetings. Additionally, we also compensate non-employee directors by way of commission, which is limited to a fixed sum payable as approved by the Board subject to a maximum of 1% of the net profits of the Company as approved by the shareholders, as follows:

1.	Dr. Ashok Ganguly receives approximately $ 18,340 (Rs. 800,000) per year.

2.	Narayanan Vaghul receives approximately $ 18,340 (Rs. 800,000) per year.

3.	Prof. Eisuke Sakakibara receives approximately $ 40,000 (Rs. 1,744,800) per year.

4.	Dr. Jagdish N. Sheth receives approximately $ 25,000 (Rs. 1,090,500) per year.

5.	P. M. Sinha receives approximately $ 22,925 (Rs. 1,000,000) per year.

6.	B. C. Prabhakar receives approximately $ 9,170 (Rs. 400,000) per year.

WIPRO LIMITED

     In the fiscal year ended March 31, 2005, we paid an aggregate of $ 133,775 (Rs. 5,835,300) as commission to our non-employee directors.

Executive Compensation

     The annual compensation of our executive directors is approved by the Compensation Committee, within the parameters set by the shareholders at the shareholders meetings, and the annual compensation of our other executive officers is approved by the Compensation Committee. Remuneration of our executive officers, including our employee directors, consists of a fixed component, performance bonus and a variable performance linked incentive. The following two tables present the annual and long term compensation earned, awarded or paid for services rendered to us for the fiscal year ended March 31, 2005 by our Executive Directors and members of our administrative, supervisory or management bodies.

	Annual Compensation
Name	Salary and	Commission/	Housing (2)	Others (3)
	allowances	Incentives (1)
Azim H. Premji	$61,076	$404,590	$36,107	$19,194

Vivek Paul	459,999	1,185,638	—	11,909

Pratik Kumar	71,010	32,465	—	1,228

Suresh C. Senapaty	101,931	56,814	—	3,324

Vineet Agrawal	128,193	—	12,819	1,404

Sudip Banerjee	88,543	42,113	—	9,592

Girish S. Paranjpe	88,634	44,402	7,879	979

Tamal Dasgupta	71,245	31,251	459	1,249

Dr. A.L. Rao	95,693	45,895	—	2,681

Ranjan Acharya	70,093	31,407	—	5,702

Suresh Vaswani	99,847	47,857	4,401	5,027

Ramesh Emani	102,516	44,636	—	2,040

1.	Azim H. Premji and Vivek Paul were paid commissions at the rate of 0.1% and 0.3% respectively, on our net profits computed in accordance with the provisions of the Indian Companies Act, 1956. All other executives were paid incentives under a Quarterly Performance Linked Scheme based on their achievement of pre-defined profit targets.

2.	The value of this perquisite accounts for more than 25% of the total value of all perquisites and personal benefits received in fiscal 2005.

3.	The figure includes a subsidy of $ 4,808 to Azim H. Premji, for interest payments on his independent housing loan.

WIPRO LIMITED

	Long Term Compensation
		No. of
		Equity Shares/
		ADS Options		No. of ADS
		Granted		RSU/ADS
	Deferred	during the	Grant	RSUs		Grant	Expiration
Name	benefits(1)(2)	year	Price	granted		Price	Date
Azim H. Premji	$70,858	—	—	—		—	—

Vivek Paul	69,000	—	—	75,000	*	0.04	October 2010

Pratik Kumar	7,939	—	—	12,000		0.04	October 2010

Suresh C. Senapaty	11,675	—	—	12,000		0.04	October 2010

Vineet Agrawal	8,282	—	—	12,000		0.04	October 2010

Sudip Banerjee	11,136	—	—	14,000		0.04	October 2010

Girish S. Paranjpe	10,969	—	—	14,000		0.04	October 2010

Tamal Dasgupta	8,051	—	—	8,000		0.04	October 2010

Dr. A.L. Rao	10,360	—	—	14,000		0.04	October 2010

Ranjan Acharya	8,146	—	—	10,000		0.04	October 2010

Suresh Vaswani	10,543	—	—	14,000		0.04	October 2010

Ramesh Emani	10,737	—	—	14,000		0.04	October 2010

*	Represents ADS RSUs.

1.	Deferred benefits payable to other employees by way of our contribution to the Provident Fund and Pension Fund. The Provided Fund is a statutory fund to which Wipro and our employees contribute every month. A lump sum payment on separation and a Pension payment on attaining the age of superannuation are payable from the balance standing to the credit of the Fund, as per the Employee Providend Fund and Miscellaneous Provisions Act, 1952.

Deferred benefits, in the case of Mr. Vivek Paul, are comprised of our contribution to a Deferred Compensation Plan. We have a Deferred Compensation Plan in place, and a Participation Agreement with Mr. Paul. Contributions made by us under this Deferred Compensation Plan are managed by an irrevocable Trust whose trustees are appointed by the us under a Trust Agreement. Wells Fargo NA has been appointed as a Trustee of the Trust. We make a contribution of 15% of the base salary of Mr. Paul to the Trust and Mr. Paul is also eligible to contribute up to 15% of his base salary and up to 100% of his commission under the Deferred Compensation Plan to the Trust. The Trust will make payouts upon compliance with specific conditions prescribed in the Plan and related agreements.

Under our pension plans, any pension that is payable to an employee is not computed on the basis of final compensation, but on the accumulated pension fund to the credit of the employee as the date of separation, death, disability or retirement. We annually contribute 15% of Mr. Premji’s base salary and commission earned for that year to our pension fund for the benefit of Mr. Premji. For all other employees, we contribute 15% of their respective base salaries to our pension fund for their benefit. These contributions are included in this column.

2.	In addition to the deferred benefits indicated above, we are also required by Indian law to pay a one time only lump sum of $ 8,023 (Rs. 350,000) as a gratuity payment for each of our employees, other than Mr. Paul, at the time of separation, death, disability or retirement, subject to complying with certain conditions.

     We operate in numerous countries and compensation for our officers and employees may vary significantly from country to country. As a general matter, we seek to pay competitive salaries in all the countries in which we operate.

WIPRO LIMITED

Board Composition

     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. As of March 31, 2005, we had eight directors on our Board. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Vivek Paul are non-retiring directors.

     The terms of each of our directors and their expiration dates are:

Name	Expiration of current term of office	Term of office
Azim H. Premji	July 30, 2007	2 years and seven months

Vivek Paul	July 25, 2009	5 years

Dr. Jagdish Sheth	Annual General Meeting 2006	Retirement by rotation

Dr. Ashok Ganguly	Annual General Meeting 2005	Retirement by rotation

B. C. Prabhakar	Annual General Meeting 2007	Retirement by rotation

N. Vaghul	Annual General Meeting 2007	Retirement by rotation

Prof. Eisuke Sakakibara	Annual General Meeting 2005	Retirement by rotation

P. M. Sinha	Annual General Meeting 2006	Retirement by rotation

Option Grants

     There were no option grants to our Chief Executive Officer, Chairman and Managing Director (designated as “Chairman”) in the fiscal years ended March 31, 2004 and 2005. Details of options granted to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Option Exercises and Holdings

     Our Chairman did not exercise or hold any options during the fiscal year ended March 31, 2005. The details of stock options held and exercised with respect to other senior management executives are reported elsewhere in this Item 6 under the section titled “Share Ownership.”

Terms of Employment Arrangements and Indemnification Agreements

     Under the Companies Act, our shareholders must approve the salary, bonus and benefits of all employee directors at a General Meeting of Shareholders. Each of our employee directors have signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including vacation, medical reimbursement and pension fund contributions. These agreements have varying terms ranging from a two to five year period, but either we or the employee director may generally terminate the agreement upon six months notice to the other party.

     The terms of our employment arrangements with Azim H. Premji, Vivek Paul, Pratik Kumar, Suresh C. Senapaty, Vineet Agrawal, Suresh Vaswani, Sudip Banerjee, Tamal Dasgupta, Dr. A.L. Rao, Sudip Banerjee, Vineet Agrawal and Ramesh Emani provide for up to a 180-day notice period, up to 21 days of leave per year in addition to statutory holidays, and an annual compensation review. Additionally, employees are required to relocate as we may determine, and to comply with confidentiality provisions.

     Our employment arrangement with Vivek Paul also provides that if his employment with us is terminated for reasons other than legal, ethical or company policy violations, we will pay a severance payment equal to twenty-four months base salary plus benefits payable for that period. The severance payment is payable in monthly installments consistent with our established payroll policies over a twenty-four month period following the date notice of termination is served. These payments will cease if Mr. Paul obtains new employment within the twenty-four months. Further, upon termination of service for reasons other than legal, ethical or company policy violations, Mr. Paul shall be entitled to continued vesting for a specified number of shares awarded to him under the Wipro Equity Reward Trust. Mr. Paul must exercise his right to receive these shares within three months from the date of his termination.

WIPRO LIMITED

     We also have entered into agreements to indemnify our directors and officers for claims brought under any rule of law to the fullest extent permitted by applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Wipro Limited, arising out of such person’s services as our director or officer, including claims which are covered by the Insurance Policy on Director’s and Officer’s Liability Insurance taken by the Company.

Board Committee Information

     Audit Committee

     The Audit Committee of our Board of Directors, which was formed in 1987, reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters. The primary objective of our Audit Committee is to monitor and provide effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures and the transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process — by our management, including our internal auditors and our independent registered public accounting firm — and reviews the processes and safeguards employed by each. In addition, our Audit Committee has the responsibility of oversight and supervision over our system of internal control over financial reporting, audit process and process for monitoring the compliance with related laws and regulations. Our Audit Committee recommends to our shareholders the appointment of our independent registered public accounting firm and reviews and approves the scope of our annual audits, fees to be paid to the independent registered public accounting firm, the performance of our independent auditors and our accounting practices. The Audit Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul	-	Chairman of the Audit Committee

Messrs. P. M. Sinha and B. C. Prabhakar	-	Members of the Audit Committee

     Our Audit Committee held four meetings during our 2005 fiscal year. Our Audit Committee has adopted a charter. The charter is filed as Exhibit 99.3 to this Annual Report, and is available under the investor relations section on our website at www.wipro.com. See Item 18 of this Annual Report for the report of the Audit Committee.

     Compensation and Benefits Committee

     The Compensation and Benefits Committee of our Board of Directors, which was formed in 1987, determines the salaries, benefits for our employees, directors and senior officers, and administers the stock option grants issued by our company. The Compensation and Benefits Committee also administers our compensation plans. The Compensation and Benefits Committee is comprised of the following three non-executive directors:

Mr. N. Vaghul	-	Chairman of the Compensation and Benefits Committee

Messrs. P. M. Sinha and B. C. Prabhakar	-	Members of the Compensation and Benefits Committee.

     Our Compensation Committee held four meetings during our 2005 fiscal year. Our Compensation Committee has adopted a charter. The charter is filed as Exhibit 99.4 to this Annual Report, and is available under the investor relations section on our website at www.wipro.com.

     Nomination and Corporate Governance Committee

     The Nomination and Corporate Governance Committee of our Board of Directors, which was formed in 2002, develops and recommends our Board a set of corporate governance guidelines applicable to our company, implements the policies and processes relating to corporate governance principles and the self evaluation process for our Board and Committees, ensures that appropriate procedures are in place to assess Board membership needs and recommends potential director candidates to our Board of Directors. The Nomination and Corporate Governance Committee is comprised of the following three non-executive directors:

Mr. Ashok Ganguly	-	Chairman of the Nomination and Corporate Governance Committee

Messrs. N. Vaghul and P.M. Sinha	-	Members of the Nomination and Corporate Governance Committee

WIPRO LIMITED

     Our Nomination and Corporate Governance Committee held one meeting during our 2005 fiscal year. Our Nomination and Corporate Governance Committee has adopted a charter. The charter is filed as Exhibit 99.5 to this Annual Report, and is available under the investor relations section on our website at www.wipro.com.

     Employees

     As of March 31, 2005, we had over 46,500 employees, including over 24,400 IT professionals. Highly trained and motivated people are critical to the success of our business. To achieve this, we focus on attracting and retaining the best people possible. A combination of strong brand name, a congenial working environment and competitive compensation programs enables us to attract and retain these talented people.

     Our human resources department is centralized at our corporate headquarters in Bangalore and functions across all of the business segments. We have implemented corporate-wide recruiting, training, performance evaluation and compensation programs that are tailored to address the needs of each of our business segments.

     Recruiting

     We hire entry level graduates from both the top engineering and management universities in India, as well as more experienced lateral hires from employee referral programs, advertisements, placement consultants, our website postings and walk-ins. To facilitate employee growth within Wipro Limited, all new openings are first offered to our current employees. The nature of work, skill sets requirements and experience levels are highlighted to the employees. Applicants undergo the regular recruitment process and, if selected, get assigned to their new roles.

     Training

     Each of our new recruits must attend a seven week intensive training program when they begin working with us. New or recent graduates must also attend additional training programs that are tailored to their area of technology. We also have a mandatory continuing education program that requires each IT professional to attend at least 40 hours of continuing education classes to improve their understanding and competency of new technologies, as well as to develop leadership and personal self-development skills. We currently have 82 full-time faculty members to provide these training courses. We supplement our continuing education program for existing employees by sponsoring special programs at leading educational institutions, such as the Indian Institute of Management Bangalore, Birla Institute of Technology & Science, Pilani, Symbiosis Institute of Business Management, Pune and others, to provide special skill set training in areas such as Business Skills and Project management to any of our IT professionals who choose to enroll and meet the eligibility criteria of these Institutes.

     Performance Evaluations

     Employees receive written performance objectives that they develop in cooperation with their respective managers. They are measured against these criteria annually in a formal review process which includes self-reviews and reviews from peers, managers and subordinates.

     Compensation

     We continually strive to provide our employees with competitive and innovative compensation packages. Our compensation packages include a combination of salary, stock options, pension, and health and disability insurance. We measure our compensation packages against industry standards and seek to match or exceed them. We adopted an employee stock purchase plan in 1984. We have devised both business segment performance and individual performance linked incentive programs that we believe more accurately link performance to compensation for each employee. For example, we link cash compensation to a business segment’s quarterly operating margin objectives.

Share Ownership

     The following table sets forth, as of March 31, 2005, for each director and executive officer, the total number of equity shares, ADSs and options to purchase equity shares and ADSs exercisable within 60 days from March 31, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

WIPRO LIMITED

     The shares beneficially owned by the directors include the equity shares owned by their family members to which such directors disclaim beneficial ownership. The number of shares beneficially owned includes equity shares, equity shares underlying ADSs, the number of equity shares and equity shares underlying ADSs exercisable within 60 days from March 31, 2005. The number of shares presented in the table below also reflects the adjusted figure from our 2-for-1 stock dividend approved by our shareholders in June 2004. For the convenience of the readers, the stock option grant price has been translated into U.S. dollars based on the noon buying rate in the City of New York on March 31, 2005, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which, was Rs. 43.62 per $ 1.00. The share numbers and percentages listed below are based on 703,570,522 equity shares outstanding as of March 31, 2005.

		Percentage of	Equity Shares
	Equity Shares	Equity Shares	Underlying
	Beneficially	Beneficially	Options	Grant	Date of
Name	Owned	Owned	Granted	Price ($)	Expiration
Azim H. Premji (1)	584,893,630	—	—	—

Vivek Paul	132,200	*	45,000 54,000 75,000 75,000	18.49 13.7917 12.1333 0.04	August 2006 October 2006 February 2008 October 2010
B. C. Prabhakar (2)	1,500	*	—	—	—

Dr. Jagdish Sheth	—	—	—	—	—

Dr. Ashok Ganguly	—	—	—	—	—

N. Vaghul	—	—	—	—	—

Prof. Eisuke Sakakibara	—	—	—	—	—

P. M. Sinha	—	—	—	—	—

Suresh C. Senapaty	44,250	*	7,200 15,000 2,700 12,000	14.16 12.11 13.79 0.04	June 2006 February 2008 October 2006 October 2010

Pratik Kumar	12,750	*	4,500 12,000 2,250 12,000	14.16 12.11 13.79 0.04	June 2006 February 2008 October 2006 October 2010

Vineet Agrawal	51,460	*	4,500 26,250 12,000	14.16 12.11 0.04	June 2006 February 2008 October 2010

Suresh Vaswani	56,242	*	9,800 5,850 15,000 14,000	8.29 14.16 12.11 0.04	September 2005 June 2006 February 2009 October 2010

Sudip Banerjee	30,400	*	5,850 10,800 1,800 14,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

Girish S. Paranjpe	5,450	*	5,850 15,000 2,250 14,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

WIPRO LIMITED

		Percentage of	Equity Shares
	Equity Shares	Equity Shares	Underlying
	Beneficially	Beneficially	Options	Grant	Date of
Name	Owned	Owned	Granted	Price ($)	Expiration
Dr. A.L. Rao	78,830	*	6,750 9,000 2,700 14,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

Tamal Dasgupta	4,200	*	2,700 8,400 900 8,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

Ranjan Acharya	22,900	*	3,600 9,000 10,000	14.16 12.11 0.04	June 2006 February 2009 October 2010

Ramesh Emani	38,500	*	6,750 12,000 2,700 14,000	14.16 12.11 13.79 0.04	June 2006 February 2009 October 2006 October 2010

*	Represents less than 1% of the shares.

(1)	Includes 163,129,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 162,508,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 162,122,400 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 20,521,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 26,897,100 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 20,820,300 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 717,300 shares held jointly by Mr. Premji and members of his immediately family and 155,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership, the 155,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

(2)	The shares are jointly held with an immediate family member of Mr. Prabhakar.

OPTION PLANS

     ADS Restricted Stock Unit Plan 2004 (ADS option)

     Our ADS Restricted Stock Unit Plan 2004, or 2004 ADS unit plan, provides for the grant of options to our eligible employees and directors. The creation of our 2004 ADS unit plan was approved by our Board of Directors on April 16, 2004 and by our shareholders on June 11, 2004. The 2004 ADS unit plan became effective on June 11, 2004, and unless terminated sooner, the 2004 ADS unit plan will terminate automatically on June 10, 2014. A total of 6,000,000 ADSs, representing 6,000,000 equity shares (as adjusted for corporate action from time to time), are currently reserved for issuance pursuant to the plan.

     Our Compensation and Benefits Committee appointed by our Board of Directors administers the 2004 ADS unit plan. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees, the number of ADSs to be covered by each ADS option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the stock plan provided that no such action may adversely affect the rights of any participant under the plan. The Committee has the powers to interpret the terms of the plan and the ADS options granted pursuant to the plan. The plan does not confer any right to the participant with respect to participant’s status as an employee with the Company.

     The 2004 ADS unit plan does not allow for the transfer of units and only the participant may exercise a unit during his or her lifetime. The vesting period for the units under the plan shall range from 12 months to not more than 84 months. A participant must exercise any vested units prior to termination of service with us and within a specified period post separation as per the Plan. The exercise price of units granted under the 2004 ADS unit plan will be determined by the committee.

WIPRO LIMITED

     The 2004 ADS unit plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.

     Wipro Employee Restricted Stock Unit Plan 2004

     Our Wipro Restricted Stock Unit Plan 2004, or 2004 unit plan, provides for the grant of options to eligible employees and directors. The creation of our 2004 unit plan was approved by our Board of Directors on April 16, 2004 and by our shareholders on June 11, 2004. Our 2004 unit plan became effective on June 11, 2004, and unless terminated sooner, the plan will terminate automatically on June 10, 2014. A total of 6,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to the plan.

     Our Compensation and Benefits Committee appointed by our Board of Directors administers the 2004 unit plan. The committee has the sole power to determine the terms of the units granted, including the exercise price, selection of eligible employees, the number of equity shares to be covered by each option, the vesting and exercise periods, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the 2004 stock plan with the approval of the shareholders, provided that no such action may adversely affect the rights of any participant under the plan. The Committee has the powers to interpret the terms of the Plan and options granted pursuant to the Plan. The plan does not confer any right to the participant with respect to continuing the participant’s status as an employee with the Company.

     The 2004 unit plan does not allow for the transfer of units and only the participant may exercise a unit during his or her lifetime. The vesting period for the units under the plan shall range from 12 months to not more than 84 months. A participant must exercise any vested units prior to termination of service with us and within a specified period post separation as per the Plan. The exercise price of units granted under the 2004 unit plan will be determined by the committee.

     The 2004 unit plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding units or grant equivalent units to the holders. If the successor corporation neither assumes the outstanding units nor grants equivalent units, such outstanding units shall vest immediately, and become exercisable in full.

     2000 ADS Option Plan

     Our 2000 ADS option plan provides for the grant of two types of options to our employees and directors: incentive stock options, which may provide our employees with beneficial U.S. tax treatment, and non-statutory stock options. The 2000 ADS option plan was approved by our Board of Directors in September 2000 and by our shareholders on April 26, 2000. Unless terminated sooner by our Board, the 2000 ADS option plan will terminate automatically in September 2010. A total of 4,500,000 ADSs, representing 4,500,000 equity shares (as adjusted for corporate actions from time to time), are currently reserved for issuance under the 2000 ADS option plan. All options under the 2000 ADS option plan will be exercisable for ADSs. Either our Board of Directors or a committee of our Board of Directors administers the 2000 ADS option plan. The committee has the power to determine the terms of the options granted, including the exercise prices, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend, or terminate the 2000 ADS option plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the 2000 ADS option plan.

     The 2000 ADS option plan generally does not allow for the transfer of options, and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise an option within three months of termination of service. If an optionee’s termination is due to death or disability, his or her option will fully vest and become exercisable and the option must be exercised within twelve months after such termination. The exercise price of incentive stock options granted under the 2000 ADS option plan must at least equal the fair market value of the ADSs on the date of grant. The exercise price of non-statutory stock options granted under the 2000 ADS option plan must at least equal 90% of the fair market value of the ADSs on the date of grant. The term of options granted under the 2000 ADS option plan may not exceed ten years. The 2000 ADS option plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation shall either assume the outstanding options or grant equivalent options to the holders. If the successor corporation neither assumes the outstanding options nor grants equivalent options, such outstanding options shall vest immediately, and become exercisable in full.

WIPRO LIMITED

     2000 Employee Stock Option Plan

     Our 2000 stock plan provides for the grant of stock options to eligible employees and directors. The creation of our 2000 stock plan was approved by our Board of Directors on April 26, 2000, and by our shareholders on July 27, 2000. The 2000 stock plan became effective on September 15, 2000, and unless terminated sooner, the 2000 stock plan will terminate automatically on September 15, 2010. A total of 75,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to the 2000 stock plan. All options under the 2000 stock plan will be exercisable for our equity shares.

     Our Compensation and Benefits Committee appointed by our Board of Directors administers the 2000 stock plan. The committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the 2000 stock plan, provided that no such action may adversely affect the rights of any optionee under the 2000 stock plan.

     The 2000 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally, such options must be exercised within six months after termination. The exercise price of stock options granted under the 2000 stock plan will be determined by the committee. The term of options granted under the 2000 stock plan may not exceed six years.

     The 2000 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.

     1999 Employee Stock Option Plan

     Our 1999 stock plan provides for the grant of stock options to eligible employees and directors. The 1999 stock plan was approved by our Board of Directors on April 30, 1999 and by our shareholders on July 29, 1999. Unless terminated sooner, the 1999 stock plan will terminate automatically on July 28, 2009. A total of 15,000,000 equity shares (as adjusted for corporate actions from time to time) are currently reserved for issuance pursuant to the 1999 stock plan. All options under the 1999 stock plan will be exercisable for our equity shares.

     Our Compensation and Benefits Committee appointed by our Board of Directors administers the 1999 stock plan. The committee has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the 1999 stock plan, provided that no such action may adversely affect the rights of any optionee under the 1999 stock plan.

     The 1999 stock plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime. An optionee generally must exercise any vested options within seven days of termination of service with us. If an optionee’s termination is due to death, disability or retirement, his or her option will fully vest and become exercisable. Generally, such options must be exercised within six months after termination. The exercise price of stock options granted under the 1999 stock plan will be determined by the committee. The term of options granted under the 1999 stock plan may not exceed six years.

     The 1999 stock plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each option shall be proportionately adjusted to give effect to the merger or asset sale.

     Wipro Equity Reward Trust

     We established the Wipro Equity Reward Trust, or WERT, in 1984 to allow our employees to acquire a greater proprietary stake in our success and growth, and to encourage our employees to continue their association with us. The WERT is designed to give eligible employees the right to receive restricted shares and other compensation benefits at the times and on the conditions that we specify. Such compensation benefits include voluntary contributions, loans, interest and dividends on investments in the WERT and other similar benefits.

     The WERT is administered by a board of trustees that generally consists of between two and six members as appointed by us. We select eligible employees to receive grants of shares and other compensation from the WERT and communicate this information to the WERT. We select employees based upon various factors, including, without limitation, an employee’s performance, period of

WIPRO LIMITED

service and status. The WERT awards the number of shares that each employee is entitled to receive out of the shares we issued to the WERT at its formation. We also determine the time intervals that an employee may elect to receive them. The shares issued under the WERT are generally not transferable for a period of four years after the date of issuance to the employee. Shares from the WERT are issued in the joint names of the WERT and the employee until such restrictions and obligations are fulfilled by the employee. After the four-year period, complete ownership of the shares is transferred to the employee.

     If employment is terminated by death, disability or retirement, his or her restricted shares are transferred to the employee’s legal heirs or continue to be held by the employee, as the case may be, and such individuals may exercise any rights to those shares for up to ninety days after employment has ceased.

     The Trustees of the WERT have the authority to amend or terminate the WERT at any time and for any reason. The WERT is subject to all applicable laws, rules, regulations and approvals by any governmental agencies as may be required. As of March 31, 2005, the WERT holds 4,007,880 of our outstanding equity shares in its own name and holds 115,323 of our outstanding equity shares jointly in the names of the WERT and participating employees, including 61,350 shares not yet jointly registered in the names of the WERT and participating employees.

Item 7. Major Shareholders And Related Party Transactions

Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our equity shares as of March 31, 2005, of each person or group known by us to own beneficially 5% or more of our outstanding equity shares.

     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2005 are deemed to be outstanding or to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding or to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The number of shares and percentage ownership are based on 703,570,522 equity shares outstanding as of March 31, 2005.

		Number of Shares
	Class of	Beneficially Held
Name of Beneficial Owner	Security	as of March 31, 2005	% of Class
Azim H. Premji (1)	Equity	584,893,630	83.13

Hasham Traders	Equity	163,129,500	23.19

Prazim Traders	Equity	162,508,500	23.10

Zash Traders	Equity	162,122,400	23.04

(1)	Includes 163,129,500 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 162,508,500 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 162,122,400 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 20,521,500 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 26,897,100 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 20,820,300 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 717,300 shares held jointly by Mr. Premji and members of his immediately family and 155,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of the 155,500 shares held by the Azim Premji Foundation (I) Pvt. Ltd.

     Our American Depositary Shares are listed on the New York Stock Exchange. Each ADS represents one equity share of par value Rs. 2 per share. Our ADSs are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and, as of March 31, 2005, are held by approximately 15,164 holders of record in the United States.

WIPRO LIMITED

     Our equity shares can be held by Foreign Institutional Investors, or FIIs, and Non-resident Indians, or NRIs, who are registered with the Securities and Exchange Board of India, or SEBI, and the Reserve Bank of India, or RBI. Currently, 6.31% of the Company’s equity shares are held by these FIIs, and NRIs, some of which may be residents or corporate entities registered in the United States of America and elsewhere. We are not aware of which FIIs, OCBs and NRIs hold our equity shares as residents or as corporate entities registered in the United States.

     Our major shareholders do not have a differential voting right with respect to their equity shares. To the best of our knowledge, we are not owned or controlled directly or indirectly by any government or by any other corporation. We are not aware of any arrangement, the operation of which may at a subsequent date result in a change in control, of our Company.

Related Party Transactions

     Terms of Employment Arrangements and Indemnification Agreements. We are a party to various employment and indemnification agreements with our directors and executive officers. See “Terms of Employment Arrangements and Indemnification Agreements” under Item 6 of this Annual Report for a description of the agreements that we have entered into with our directors and executive officers.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

     The following financial statements and the Auditor’s Report appearing under item 18 in this Annual Report for the fiscal year ended March 31, 2005 are incorporated herein by reference:

•	Report of the independent registered public accounting firm;

•	Consolidated Balance Sheet as of March 31, 2004 and 2005;

•	Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005;

•	Consolidated Statements of Stockholders’ Equity and comprehensive income for the years ended March 31, 2003, 2004 and 2005; and

•	Notes to the Consolidated Financial Statements.

Legal Proceedings

     Please see the section tiled “Legal Proceedings” under Item 4 of this Annual Report for this information, which is incorporated herein by reference.

Dividends

     Although the amount varies, public companies in India typically pay cash dividends. Under Indian law, a corporation pays dividends upon a recommendation by the Board of Directors and approval by a majority of the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. Under the Indian Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years.

     For the years ended March 31, 2002 and 2003, we paid cash dividends of Rs. 0.33 and Rs. 0.33 per share respectively. For the year ended March 31, 2004, we paid a final dividend of Rs. 1.33 per equity share and a one time dividend of Rs. 8.34 per equity share. Although we have no current intention to discontinue dividend payments, we cannot assure you that any future dividends will be declared or paid or that the amount thereof will not be decreased. Holders of ADSs will be entitled to receive dividends payable on equity shares represented by such ADSs. Cash dividends on equity shares represented by ADSs are paid to the Depositary in rupees and are generally converted by the Depositary into U.S. dollars and distributed, net of depositary fees, taxes, if any, and expenses, to the holders of such ADSs.

     Our Board of Directors has approved a stock dividend, commonly known as an issue of bonus shares in India, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held on July 21, 2005. If approved, the stock dividend to be declared is one equity

WIPRO LIMITED

share for every one equity share outstanding on the record date and one ADS for every one ADS outstanding on the record date. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value of Rs.2 per share.

     The Board of Directors has, subject to the approval of the shareholders at the forthcoming Annual General Meeting in July 2005, recommended a final dividend of Rs. 5 ($ 0.11) per equity share for the year ended March 31, 2005. This dividend will be payable to the shareholders who are on the records of the Company as of the opening hours of July 1, 2005.

Significant Changes

     None.

Item 9. The Offer and Listing

Price History

     Our equity shares are traded on The Stock Exchange, Mumbai or BSE and The National Stock Exchange of India Limited, or NSE. During the year, pursuant to the approval of our Board and shareholders, we de-listed our equity shares from The Cochin Stock Exchange Ltd., Bangalore Stock Exchange Limited, The Stock Exchange-Ahmedabad and The Delhi Stock Exchange Association Ltd., in India. We have also applied for de-listing our equity shares from the Kolkatta Stock Exchange Association Limited and await the approval. Our American Depository Shares, as evidenced by American Depository Receipts, or ADRs, are traded in the U.S. on the New York Stock Exchange, or NYSE, under the ticker symbol “WIT”. Each ADS represents one equity share. Our ADSs began trading on the NYSE on October 19, 2000.

     As of March 31, 2005, we had 703,570,522 issued and outstanding equity shares. As of March 31, 2005, there were approximately 15,674 record holders of ADRs evidencing 10,288,425 ADSs (equivalent to 10,288,425 equity shares). As of March 31, 2005, there were approximately 98,198 record holders of our equity shares listed and traded on the Indian Stock Exchanges.

     The following tables set forth for the periods indicated the price history of our equity shares and ADSs on the BSE, NSE and the NYSE. The stock prices for the periods prior to June 2004 are re-stated to reflect the stock dividend issued by the Company in June 2004 in the ratio of 2:1.

	BSE				NSE				NYSE
Fiscal year	Price Per Equity Share				Price Per Equity Share				Price Per ADS
ended March 31,	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
2005	777.00	400.00	17.81	9.17	774.80	396.00	17.76	9.07	25.70	11.61
2004	620.33	263.75	14.29	6.08	623.33	265.80	14.36	6.12	19.80	6.09
2003	625.00	354.33	13.15	7.45	625.00	354.33	13.15	7.45	13.43	7.41
2002	655.00	255.00	13.78	5.37	658.00	253.00	13.84	5.32	14.67	5.66
2001	1973.00	431.67	41.52	9.08	1974.67	442.33	41.55	9.31	22.81	10.35

	BSE				NSE				NYSE
	Price Per Equity Share				Price Per Equity Share				Price Per ADS
Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
March 31, 2005	765.00	625.00	17.54	14.33	760.00	610.35	17.42	13.99	25.10	19.62
December 31, 2004	777.00	597.00	17.81	13.69	774.80	593.10	17.76	13.59	25.70	18.90
September 30, 2004	611.50	481.20	14.02	11.03	611.80	470.00	14.03	10.77	19.14	14.75
June 30, 2004	558.00	400.00	12.79	9.17	570.00	396.00	13.07	9.07	17.01	11.61
March 31, 2004	620.33	450.00	14.22	10.31	623.33	450.00	14.29	10.31	19.80	12.60

	BSE				NSE				NYSE
	Price Per Equity Share				Price Per Equity Share				Price Per ADS
Quarter Ended	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
December 31, 2003	600.00	391.67	13.76	8.98	600.67	393.33	13.77	9.02	16.33	9.33
September 30, 2003	451.66	279.33	10.35	6.40	444.33	280.45	10.19	6.43	10.38	6.90
June 30, 2003	436.30	263.75	10.00	6.05	435.67	265.80	9.99	6.09	10.00	6.09

WIPRO LIMITED

	BSE				NSE				NYSE
Six Months Ended	Price Per Equity Share				Price Per Equity Share				Price Per ADS
(monthly for last six months)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High (Rs.)	Low (Rs.)	High ($)	Low ($)	High ($)	Low ($)
May 31, 2005	733.20	590.25	16.80	13.53	734.00	544.00	16.82	12.47	21.50	18.31
April 30, 2005	698.00	571.10	16.00	13.09	696.00	570.00	15.96	13.07	21.34	17.59
March 31, 2005	734.45	625.00	16.84	14.33	734.95	624.15	16.85	14.31	22.44	19.9
February 28, 2005	719.95	661.00	16.51	15.15	728.00	661.90	16.69	15.17	23.83	20.60
January 31, 2005	765.00	625.00	17.54	14.33	760.00	610.35	17.42	13.99	25.10	19.62
December 31, 2004	777.00	723.22	17.81	16.58	774.80	733.00	17.76	16.80	25.70	23.75

(1)	Source: BSE data obtained from www.bseindia.com and NSE data obtained from www.nseindia.com. NYSE data obtained from www.finance.yahoo.com.

Plan of Distribution

     Not applicable.

Markets

     Trading Practices and Procedures on the Indian Stock Exchanges

     BSE and NSE (Exchanges) together account for more than 80% of the total trading volume on the Indian Stock Exchanges. Trading on both of these exchanges is accomplished on electronic trading platforms. Trading is done on a two-day fixed settlement basis on all of the exchanges. Any outstanding amount at the end of the settlement period is settled by delivery and payment. However, institutional investors are not permitted to ‘net out’ their transactions and must trade on a delivery basis.

     Orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or for a client. Exchanges specify certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as market-to-market margins payable on a daily basis for all outstanding trades. Trading on Exchanges normally takes place from 10:00 a.m. to 3:30 p.m. on all weekdays, except holidays. Exchanges do not permit carry forward trades. They have separate margin requirements based on the net exposure of the broker on the exchange. Exchanges also have separate online trading systems and separate clearing houses.

     BSE was closed from January 11 through January 13, 1993 due to a riot in Mumbai. It was also closed on March 12, 1993 due to a bomb explosion within its premises. From December 14 through December 23, 1993 the BSE was closed due to a brokers’ strike, and from March 20 through March 22, 1995, the governing board of the BSE closed the market due to a default of one of the broker members. The trading of our equity shares on the BSE has been suspended. There have been no closures of the Indian Stock Exchanges in response to “panic” trading or large fluctuations. On May 17, 2004, Exchanges have observed that there were wide fluctuations in the prices of various securities / SENSEX/Nifty, thereby resulting in a halt in the trading activity at the exchanges on two occasions, as per the Securities and Exchange Board of India or SEBI prescribed guidelines on Circuit Breakers.

     The stock exchanges in India now operate on a trading day plus two, or T+2 rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. The SEBI has moved to a T+2 settlement system, and is subsequently planning to move to a T+1 settlement system.

     In order to contain the risk arising out of the transactions entered into by the members in various securities either on their own account or on behalf of their clients, the largest exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock specific margins from the members. There are generally no restrictions on price movements of any security on any given day. In order to restrict abnormal price volatility, the SEBI has instructed the stock exchanges to apply the following price bands, calculated at the previous day’s closing price as follows:

WIPRO LIMITED

     Market Wide Circuit Breakers: Market wide circuit breakers are applied to the market for movements by 10%, 15% and 20% for two prescribed market indices; the Sensex for the BSE and the Nifty for the NSE. If any of these circuit breaker thresholds are reached, trading on all equity and equity derivates markets nationwide is halted.

     Price Bands: Price Bands are circuit filters of 20% movements either up or down and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty indices and derivatives products.

     SEBI has amended the SEBI (DIP) Guidelines, 2000

          In the event of book built issues in an Initial Public Offering, or IPO, it has been decided to increase the allocation to Retail Individual Investors (RIIs) from the existing 25% to 35%, and to correspondingly reduce the allocation to Non-Institutional Investors (NIIs) from the existing 25% to 15%. Further, if the book built issues are made pursuant to the requirement of mandatory allocation of 60% to QIBs in terms of Rule 19(2)(b) of the Securities Contract Regulations Rules, 1956, the respective figures shall be 30% of the RIIs and 10% for NIIs.

     The RII at present is defined in value terms as one who can apply for shares up to a maximum amount of Rs.50,000. SEBI has redefined the RII as one who can apply for up to Rs.1,00,000.

     Reduction in the bidding period

     To effect a change in the existing bidding period, which may not exceed 10 business days subject to a three day extension in case of a revision in price bands, SEBI has decided to reduce the bidding period from the current 5-10 business day period (including holidays) to a 3-7 business day period.

     Disclosure of Price Band/Floor Price in case of listed companies

     The existing DIP guidelines requires all issuers (whether listed or unlisted) making a public issue through the book building process to disclose the price band/floor price in the Red Herring Prospectus/application form. SEBI has also decided to give an option to listed issuers to either disclose the price band in the red herring prospectus or application form or to disclose the price band/floor price at least one day before the bid opens.

     Listing

     The SEBI has promulgated regulations creating an independent self-regulatory authority called the Central Listing Authority, or the CLA. No stock exchange can consider a listing application unless it is accompanied by a letter of recommendation from the CLA. However, currently the CLA is not fully operational.

     The National Stock Exchange of India Limited

     The market capitalization of the capital markets (equities) segment of the NSE as of March 31, 2005 was approximately Rs. 15.85 trillion, or approximately $363 billion. The clearing and settlement operations of the NSE are managed by its wholly-owned subsidiary, the National Securities Clearing Corporation Limited. Funds settlement take place through designated clearing banks. The National Securities Clearing Corporation Limited interfaces with the depositaries on the one hand and the clearing banks on the other to provide delivery versus payment settlement for depositary-enabled trades. As of April 30, 2005, the NSE had 894 members comprised of 44 individual members, 790 corporates/institutions, 49 firms and 11 subsidiaries of regional stock exchanges.

     The Stock Exchange, Mumbai

     The estimated aggregate market capitalization of stocks trading on the BSE as of March 31, 2005 was approximately Rs. 17.31 trillion or approximately $396 billion. The BSE began allowing online trading in May 1995. As of March 31, 2005, the BSE had 771 members, comprised of 202 individual members, 550 Indian companies and 19 foreign institutional investors. Only a member of the stock exchange has the right to trade in the stocks listed on the stock exchange.

     Derivatives

     Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or derivative segment of a stock exchange functions as a self-regulatory organization under the supervision of the SEBI.

WIPRO LIMITED

     Depositories

     The National Securities Depository Limited and Central Depositary Services (India) Limited are the two depositories that provide electronic depositary facilities for trading in equity and debt securities in India. The SEBI mandates a company making a public or rights issue or an offer for sale to enter into an agreement with a depository for dematerialization of securities already issued or proposed to be issued to the public or existing shareholders; The SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form. The SEBI has rationalized the cost structure for dematerialization by removing account opening charges, transaction charges for credit of securities, and custody charges as provided in their circular dated January 28, 2005.

     Securities Transaction Tax

     A brief description of the securities transaction tax and capital gains treatment under India law is provided under the section “Taxation”.

Item 10. Additional Information

Share Capital

     Our authorized share capital is Rs. 1,750,000,000 divided into 750,000,000 equity shares of Rs. 2/- each and 25,000,000 preference shares of Rs.10/- each. As of March 31, 2005, 703,570,522 equity shares, par value Rs. 2 per share were issued, outstanding and fully paid. We currently have no convertible debentures or warrants outstanding.

Memorandum and Articles Of Association

     Set forth below is a brief summary of the material provisions of our Articles of Association and the Indian Companies Act, 1956 all as currently in effect. Wipro Limited is registered under the Companies Act, with the Registrar of Companies, Karnataka, Bangalore, India, with Company No. 20800. The following description of our Articles of Association does not purport to be complete and is qualified in its entirety by the Articles of Association, and Memorandum of Association, of Wipro Limited that are included as exhibits to our registration statement on Form F-1 filed with the Securities and Exchange Commission on September 26, 2000.

     Our Articles of Association provide that the minimum number of directors shall be four and the maximum number of directors shall be twelve. Currently, we have eight directors. Our Articles of Association provide that at least two-thirds of our directors shall be subject to retirement by rotation. One third of these directors must retire from office at each annual general meeting of the shareholders. A retiring director is eligible for re-election. Up to one-third of our directors can be appointed as permanent directors. Currently, Azim H. Premji and Vivek Paul are non-retiring directors. Our Articles of Association do not mandate the retirement of our directors under an age limit requirement. Our Articles of Association do not require our Board members to be shareholders in our company.

     Our Articles of Association provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting.

     The remuneration payable to our directors may be fixed by our Board of Directors in accordance with provisions of the Companies Act, and the rules and regulations prescribed by the Government of India.

Objects and Purposes of Our Memorandum of Association

     The following is a summary of our existing Objects as set forth in Section 3 of our Memorandum of Association:

•	To purchase or otherwise acquire and take over any lands.

•	To carry on the business of extracting vegetable oil.

•	To manufacture and deal in hydrogenated vegetable oil.

•	To carry on business as manufacturers, sellers, buyers, exporters, importers, and dealers of fluid power products.

WIPRO LIMITED

•	To carry on business as mechanical engineers, tool makers, brass and metal founders, mill-makers, mill-wrighters, machinists and metallurgists.

•	To carry on the trade or business of manufacturing and distributing chemical, synthetic and organic products.

•	To carry on business as manufacturers, exporters, sellers, dealers and buyers in all types and kinds of goods, articles and things.

•	To carry on business in India and elsewhere as manufacturer, assembler, designer, builder, seller, buyer, exporter, importer, factors, agents, hirers and dealers of computer hardware and software and any related aspects thereof.

•	To carry on research and development activities on all aspects related to products business and objects of our company.

•	To construct, equip and maintain mills, factories, warehouses, godowns, jetties and wharves, and any other conveniences or erection suitable for any of the purpose of our company.

•	To carry on all or any of the business of soap and candle makers, tallow merchants, chemists, druggists, dry salters, oil-merchants, manufacturers of dyes, paints, chemicals and explosives and manufacturers of and dealers in pharmaceutical, chemical, medicinal and other preparations or compounds, perfumery and proprietary articles and photographic materials and derivatives and other similar articles of every description.

•	To carry on any other trade or business whatsoever as can in the opinion of us be advantageously or conveniently carried on by us.

•	To carry on the business of metal working and manufacturing.

•	To acquire and take over the whole or any part of the business, property and liabilities of any person or persons, firm or corporation carrying on any business which we are authorized to carry on or possessed of any property or rights suitable for our purposes.

•	To manufacture or otherwise acquire and deal in containers and packing materials of any kind.

•	To apply for, purchase or otherwise acquire any patents, inventions, licenses, concessions and the like conferring an exclusive or non-exclusive or limited right to use, any secret or other information as to any invention.

•	To purchase or otherwise acquire, manufacture, and deal in all raw materials, stores, stock-in-trade, goods, chattels and effects.

•	To enter into any partnership or any arrangement for sharing profits, union of interests, joint ventures, reciprocal concession or otherwise.

•	To purchase or otherwise acquire all or any part of the business, property and liabilities of any person, company, society, for all or any of the purposes within the objects of our company.

•	To enter into any arrangement with any governments or authorities.

•	To provide for the welfare of persons in the employment of our company, or formerly engaged in any business acquired by our company, and the wives, widows, families or dependants of such persons.

•	To undertake, carry out, promote and sponsor rural development, including any program for promoting the social and economic welfare or uplift of the public in any rural area.

•	To undertake, carry out, promote and sponsor or assist in any activity for the promotion and growth of the national economy and for discharging what the directors may consider to be the social and moral responsibilities of our company to the public or any section of the public.

•	From time to time, to subscribe or contribute to any charitable, benevolent or useful object of a public nature.

WIPRO LIMITED

Description of Equity Shares

Dividends

     Under the Indian Companies Act, 1956, unless our Board of Directors recommends the payment of a dividend, we may not declare a dividend. Similarly, under our Articles of Association, although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by the Board of Directors, they cannot increase the amount of the dividend. In India, dividends generally are declared as a percentage of the par value of a company’s equity shares. The dividend recommended by the Board, if any, and subject to the limitations described above, is distributed and paid to shareholders in proportion to the paid up value of their shares within 30 days of the approval by the shareholders at the annual general meeting. Pursuant to our Articles of Association, our Board of Directors has discretion to declare and pay interim dividends without shareholder approval. Under the Indian Companies Act,1956 read with the listing agreements entered into with Indian stock exchanges, dividends can only be paid in cash to the registered shareholder at a record date fixed on or prior to the annual general meeting or to his order or his banker’s order.

     The Companies Act provides that any dividends that remain unpaid or unclaimed after the 30-day period are to be transferred to a special bank account. We transfer any dividends that remain unclaimed for seven years from the date of the transfer to the Investor Education and Protection Fund created by the Indian Government. After the transfer to this fund, such unclaimed dividends can not be claimed.

     Under the Companies Act, dividends may be paid out of profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10% of the par value of its equity shares, a company is required under the Companies Act to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10%, depending upon the dividend percentage to be declared in such year.

     The Companies Act further provides that, in the event of an inadequacy or absence of profits in any year, a dividend may be declared for such year out of the company’s accumulated profits, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10% of its paid up capital or the average of the rate at which dividends were declared by the company in the prior five years, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in the previous years and transferred to the reserves may not exceed an amount equivalent to 10% of its paid up capital and free reserves, and the amount so drawn is to be used first to set off the losses incurred in the fiscal year before any dividends in respect of preference or equity shares are declared; and

•	the balance of reserves after withdrawals shall not fall below 15% of its paid up capital.

     We are subject to taxation for each dividend declared, distributed or paid for a relevant period by our company.

Bonus Shares

     In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the general reserve or other permitted reserves, including surplus in the company’s profit and loss account, to its shareholders in the form of bonus shares (similar to a stock dividend). The Companies Act also permits the issuance of bonus shares from a share premium account. Bonus shares are distributed to shareholders in the proportion recommended by the Board of Directors. Shareholders of record on a fixed record date are entitled to receive such bonus shares.

Audit and Annual Report

     At least 21 days before the Annual General Meeting of shareholders (excluding the day of mailing), we must distribute to our shareholders a detailed version of our audited balance sheet and profit and loss account and the related reports of our Board of Directors and the Auditors, together with a notice convening the general meeting. Under the Companies Act, a company must file the balance sheet and annual profit and loss account presented to the shareholders within 30 days of the conclusion of the Annual General Meeting with the Registrar of Companies.

     A company must also file an annual return containing a list of the company’s shareholders and other company information within 60 days of the conclusion of the meeting.

WIPRO LIMITED

Consolidation and Subdivision of Shares

     The Indian Companies Act permits a company to split or combine the par value of its shares, provided such split or combination is not made in fractions. Shareholders of record on a fixed record date are entitled to receive the split or combination.

Preemptive Rights, Issue of Additional Shares and Distribution of Rights

     The Companies Act gives shareholders the right to subscribe for new shares in proportion to their respective existing shareholdings unless otherwise determined by a special resolution passed by a General Meeting of the shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date. The offer must include: (i) the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person; and (ii) the number of shares offered and the period of the offer, which may not be less than 15 days from the date of offer. If the offer is not accepted, it is deemed to have been declined. The Board of Directors is authorized under the Companies Act to distribute any new shares not purchased by the preemptive rights holders in the manner that it deems most beneficial to the company. Holders of ADSs may not be permitted to participate in any such offer.

     If we ever plan to distribute additional rights to purchase our equity shares, we will give prior written notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

     The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, subject to all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly, rather than new ADSs.

     The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

     The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Voting Rights

     At any General Meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding shares with an aggregate paid up capital of at least Rs. 50,000. Upon a show of hands, every shareholder entitled to vote and present in person has one vote and, on a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid up capital held by such shareholders. The Chairman of the Board has a deciding vote in the case of any tie. Any shareholder of the company may appoint a proxy. The instrument appointing a proxy must be delivered to the company at least 48 hours prior to the meeting. A proxy may not vote except on a poll. A corporate shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

     Ordinary resolutions may be passed by simple majority of those present and voting at any General Meeting for which the required period of notice has been given. However, certain resolutions such as amendments of the Articles and changes in certain clauses in the Memorandum of Association, commencement of a new line of business, the waiver of preemptive rights for the issuance of any new shares and a reduction of share capital, require that votes cast in favor of the resolution (whether by show of hands or poll) are not less than three times the number of votes, if any, cast against the resolution. As per the Companies Act, not less than two-third of the directors of a public company shall retire by rotation and be appointed by the shareholders in the general meeting.

WIPRO LIMITED

Liquidation Rights

     Subject to the rights of creditors, employees and the holders of any shares entitled by their terms to preferential repayment over the equity shares, if any, in the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of paid up capital or credited as paid up on those equity shares. All surplus assets after payments to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

Preference Shares

     Preference shares have preferential dividend and liquidation rights. Preference shares may be redeemed if they are fully paid, and only out of our profits, or out of the proceeds of the sale of shares issued for purposes of such redemption. Holders of preference shares do not have the right to vote at shareholder meetings, except on resolutions which directly affect the rights of their preference shares. However, holders of cumulative preference shares have the right to vote on every resolution at any meeting of the shareholders if the dividends due on the preference shares have not been paid, in whole or in part, for a period of at least two years prior to the date of the meeting. Currently, there are no preference shares issued and outstanding.

Redemption of Equity Shares

     Under the Companies Act, unlike preference shares, equity shares are not redeemable.

Liability on Calls

     Not applicable.

Discriminatory Provisions in Articles

     There are no provisions in our Articles of Association discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Alteration of Shareholder Rights

     Under the Companies Act, the rights of any class of shareholders can be altered or varied with the consent in writing of the holder of not less than three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class if the provisions with respect to such variation is contained in the memorandum or articles of the company, or in the absence of any such provision in the memorandum or articles, if such variation is not prohibited by the terms of issue of the shares of that class.

     Under the Companies Act, the Articles may be altered only by way of a special resolution.

Meetings of Shareholders

     We must convene an annual general meeting of shareholders within six months after the end of each fiscal year and may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. The annual general meeting of the shareholders is generally convened by our Secretary pursuant to a resolution of our Board of Directors. Written notice setting out the agenda of the meeting must be given at least 21 days, excluding the days of mailing and date of the meeting, prior to the date of the general meeting to the shareholders of record. Shareholders who are registered as shareholders on a pre-determined date are entitled to such notice or their proxies and have a right to attend or vote at such meeting. The annual general meeting of shareholders must be held at our registered office or at such other place within the city in which the registered office is located. Meetings other than the annual general meeting may be held at any other place if so determined by our Board of Directors. Our Articles of Association provide that a quorum for a general meeting is the presence of at least five shareholders in person.

     Additionally, shareholder consent for certain items or special business is required to be obtained by a postal ballot. In order to obtain the shareholders’ consent, our Board of Directors appoint a scrutinizer, who is not in our employment, who, in the opinion of the Board, can conduct the postal ballot voting process in a fair and transparent manner in accordance with the provisions of Companies (Passing of the Resolution by Postal Ballot) Rules, 2001.

WIPRO LIMITED

Limitations on the Rights to Own Securities

     The limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold the securities, imposed by Indian law are discussed in Item 10 of this Annual Report, under the section titled “Currency Exchange Controls” and is incorporated herein by reference.

Voting Rights of Deposited Equity Shares Represented by ADSs

     Under Indian law, voting of the equity shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least 10% of the total shares entitled to vote on the resolution or by those holding an aggregate paid up capital of at least Rs. 50,000. A proxy may not vote except on a poll.

     As soon as practicable after receipt of notice of any meetings or solicitation of consents or proxies of holders of shares or other deposited securities, our Depositary shall fix a record date for determining the holders entitled to give instructions for the exercise of voting rights. The Depositary shall then mail to the holders of ADSs a notice stating (a) such information as is contained in such notice of meeting and any solicitation materials, (b) that each holder on the record date set by the Depositary therefore will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holders of ADRs, and (c) the manner in which such instruction may be given, including instructions to give discretionary proxy to a person designated by us.

     On receipt of the aforesaid notice from the Depositary, our ADS holders may instruct the Depositary on how to exercise the voting rights for the shares that underlie their ADSs. For such instructions to be valid, the Depositary must receive them on or before a specified date.

     The Depositary will try, as far as is practical, and subject to the provisions of Indian law and our Memorandum of Association and our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as per our ADS holders’ instructions. The Depositary will only vote or attempt to vote as per an ADS holder’s instructions. The Depositary will not itself exercise any voting discretion.

     Neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast, or for the effect of any vote. There is no guarantee that our shareholders will receive voting materials in time to instruct the Depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Register of Shareholders; Record Dates; Transfer of Shares

     We maintain a register of shareholders. The register of shareholders in electronic form is maintained through the National Securities Depository Limited and the Central Depository Services (India) Ltd. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date. To determine which shareholders are entitled to specified shareholder rights, we may close the register of shareholders. The Companies Act requires us to give at least seven days’ prior notice to the public before such closure. We may not close the register of shareholders for more than thirty consecutive days, and in no event for more than forty-five days in a year. Trading of our equity shares, however, may continue while the register of shareholders is closed.

     Shares held through depositaries are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. Transfers of beneficial ownership of shares held through a depository are exempt from stamp duty. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depository participants appointed by depositories established under the Depositories Act, 1996. Upon delivery, the equity shares shall be registered in the name of the relevant depository on our books and this depository shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depository. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depository.

     The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depository facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

WIPRO LIMITED

     Following the introduction of the Depositories Act, 1996, and the repeal of Section 22A of the Securities Contracts (Regulation) Act, 1956, which enabled companies to refuse to register transfers of shares in some circumstances, the equity shares of a public company are freely transferable, subject only to the provisions of Section 111A of the Companies Act. Since we are a public company, the provisions of Section 111A will apply to us. Our Articles of Association currently contain provisions which give our directors discretion to refuse to register a transfer of shares in some circumstances. Furthermore, in accordance with the provisions of Section 111A(2) of the Companies Act, our directors may refuse to register a transfer of shares if they have sufficient cause to do so. If our directors refuse to register a transfer of shares, the shareholder wishing to transfer his, her or its shares may file a civil suit or an appeal with the Company Law Board or National Company Law Tribunal.

     Pursuant to Section 111A(3), if a transfer of shares contravenes any of the provisions of the Indian Securities and Exchange Board of India Act, 1992, or the regulations issued thereunder, or the Indian Sick Industrial Companies (Special Provisions) Act, 1985, or any other Indian laws, the Company Law Board or National Company Law Tribunal may, on application made by the company, a depositary incorporated in India, an investor, the Securities and Exchange Board of India or other parties, direct the rectification of the register of records. The Company Law Board or National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Notwithstanding such investigation, the rights of a shareholder to transfer the shares will not be restricted.

     Under the Companies Act, unless the shares of a company are held in a dematerialized form, a transfer of shares is effected by an instrument of transfer in the form prescribed by the Companies Act and the rules thereunder together with delivery of the share certificates. Our transfer agent for our equity shares is Karvy Computershare Pvt. Limited located in Bangalore, Karnataka, India.

Company Acquisition of Equity Shares

     Under the Companies Act, approval of at least 75% of a company’s shareholders voting on the matter and approval of the High Court or National Company Law Tribunal of the state in which the registered office of the company is situated is required to reduce a company’s share capital. A company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court or National Company Law Tribunal. However, a company would have to extinguish the shares it has so acquired within the prescribed time period. A company is not permitted to acquire its own shares for treasury operations.

     An acquisition by a company of its own shares that does not rely on an approval of the High Court/National Company Law Tribunal must comply with prescribed rules, regulations and conditions of the Companies Act. In addition, public companies which are listed on a recognized stock exchange in India must comply with the provisions of the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998, or Buy-back Regulations. Since we are a public company listed on two recognized stock exchanges in India, we would have to comply with the relevant provisions of the Companies Act and the provisions of the Buy-back Regulations.

Disclosure of Ownership Interest

     Section 187C of the Indian Companies Act requires beneficial owners of shares of Indian companies who are not holders of record to declare to the company details of the beneficial owner. Any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any share by the registered owner thereof, or any hypothecation by the registered owner of any share, pursuant to which a declaration is required to be made under Section 187C, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure to comply with Section 187C will not affect the obligation of the company to register a transfer of shares or to pay any dividends to the registered holder of any shares. While it is unclear under Indian law whether Section 187C applies to holders of ADSs of the company, investors who exchange ADSs for the underlying Equity Shares of the Company will be subject to the restrictions of Section 187C. Additionally, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Depositary Agreement to be entered into by such holders, the company and a depositary.

Provisions on Changes in Capital

     Our authorized capital can be altered by an ordinary resolution of the shareholders in a General Meeting. The additional issue of shares is subject to the preemptive rights of the shareholders and provisions governing the issue of additional shares are discussed in Item 10 of this Annual Report. In addition, a company may increase its share capital, consolidate its share capital into shares of larger face value than its existing shares or sub-divide its shares by reducing their par value, subject to an ordinary resolution of the shareholders in a General Meeting.

WIPRO LIMITED

Takeover Code and Listing Agreements

     Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or Takeover Code, upon the acquisition of more than 5%,10%,14%,54% or 74% of the outstanding shares or voting rights of a publicly-listed Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. An ADS holder would be subject to these notification requirements.

     Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase 20% of all the outstanding shares of the company or such number of shares that will result in the public shareholding not falling below the minimum public holding requirement, whichever is lower. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. If an acquirer holding more than 15% but less than 55% of shares acquires 5% or more shares during a fiscal year, the acquirer is required to make a public announcement offering to purchase from the other shareholders at least 20% of all the outstanding shares of the company at a minimum offer price determined pursuant to the Takeover Code. Any further acquisition of outstanding shares or voting rights of a publicly listed company by an acquirer who holds more than 55% but less than 75% of shares or voting rights also requires the making of an open offer to acquire such number of shares as would not result in the public shareholding being reduced to below the minimum specified in the listing agreement. Where the public shareholding in a target company may be reduced to a level below the limit specified in the listing agreement the acquirer may acquire such shares or voting rights only in accordance with guidelines or regulations regarding delisting of securities specified by the Securities and Exchange Board of India. In addition, no acquirer may acquire more than 55% of the outstanding shares or voting rights of a publicly listed company through market purchases or preferential allotments. Any such acquisition beyond 55% is required to be divested in a manner specified in the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us and to any person acquiring our equity shares or voting rights in our company. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

     An acquirer is required to disclose the aggregate of the pre and post acquisition of shareholding and voting rights of the acquirer to the target company when such acquisition aggregates to 5%, 10%,14%,54% and 74% of the voting rights. The creeping acquisition limits provided under SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, have been changed to 5% with effect from October 1, 2002 in any fiscal year.

     Although the provisions of the listing agreements entered into between us and the Indian Stock Exchanges on which our equity shares are listed will not apply to equity shares represented by ADSs, holders of ADSs may be required to comply with such notification and disclosure obligations pursuant to the provisions of the Depository Agreement to be entered into by such holders, our company and a depositary.

     The Takeover Code permits conditional offers as well as the acquisition and subsequent delisting of all shares of a company, and provides specific guidelines for the gradual acquisition of shares or voting rights. Specific obligations of the acquirer and the Board of Directors of a target company in the offer process have also been set out. Acquirers making a public offer are also required to deposit into an escrow account a percentage of the total consideration, which amount will be forfeited if the acquire does not fulfill his obligations. In addition, the Takeover Code introduces the “chain principle” by which the acquisition of a holding company will obligate the acquirer to make a public offer to the shareholders of each listed subsidiary companies.

     The general requirements to make such a public announcement do not, however, apply entirely to bail-out takeovers when a promoter is taking over a financial weak company, but not to a “sick industrial company” pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financial weak company” is a company which has at the end of the previous financial year accumulated losses, which have resulted in the erosion of more than 50% but less than 100% of the total sum of its paid up capital and free reserves at the end of the previous financial year. A “sick industrial company” is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.

     The Takeover Code does not apply to acquisitions involving the acquisition of shares, as follows;

•	by allotment in a public/rights issue (subject to compliance with certain terms and conditions);

•	pursuant to an underwriting agreement;

WIPRO LIMITED

•	by registered stockbrokers in the ordinary course of business on behalf of customers;

•	in unlisted companies provided it does not result in an indirect acquisition of a listed entity;

•	pursuant to a scheme of reconstruction or amalgamation;

•	pursuant to a scheme under Section 18 of the Sick Industrial Companies (Special Provisions) Act, 1985, or;

•	in terms of the guidelines or regulations regarding delisting of securities specified or framed by SEBI.

     The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledge. The tender offer requirements under the Takeover Code do not apply to the acquisition of ADSs so long as such ADSs are not converted into equity shares. However, the acquisition of ADSs (irrespective of conversion into underlying equity shares) is subject to disclosure and reporting requirements under the Takeover Code.

     A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines, 2003, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges.

Material Contracts

     We are a party to various employment arrangements and indemnification agreements with our directors and executive officers. See “Terms of Employment Arrangements and Indemnification Agreements” under Item 6 of this Annual Report for a further description of the employment arrangements and indemnification agreements that we have entered into with our directors and executive officers.

Currency Exchange Controls

     Foreign Investments in India are governed by the provisions of Section 6 of the Foreign Exchange Management Act (FEMA) 1999 and are subject to the Regulations issued by the Reserve Bank of India under FEMA 1999. The Regulations have been published pursuant to Notification No. FEMA 20/2000-RB dated May 3, 2000. The Foreign Direct Investment Scheme under the Reserve Bank’s Automatic Route enables Indian Companies (other than those specifically excluded in the scheme) to issue shares to persons resident outside India without prior permission from the RBI, subject to certain conditions. General permission has been granted for the transfer of shares and convertible debentures by a person resident outside India as follows: (i) for transfers of shares or convertible debentures held by a person resident outside India other than NRI, to any person resident outside India, provided that the transferee has obtained permission of the Central Government if that person had any previous venture or tie up in India through investment in any manner or a technical collaboration or trademark agreement in the same field or allied field in which the Indian company whose shares are being transferred is engaged, and (ii) NRIs are permitted to transfer shares or convertible debentures of Indian company to other NRIs.

     A person resident outside India may transfer securities of an Indian company to a person resident in India by way of gift. However, where such transfer is not by way of gift, prior approval of the RBI is necessary only if certain prescribed conditions are not met. For transfer of existing shares or convertible debentures of an Indian company by a resident to a non-resident by way of sale, the transferor should obtain an approval of Central Government and thereafter make an application to RBI for permission only if certain conditions are not met. In such cases, the RBI may permit the transfer subject to such terms and conditions, including the price at which the sale may be made.

General

     Shares of Indian companies represented by ADSs may be approved for issuance to foreign investors by the Government of India under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, or the 1993 Regulation, as modified from time to time, promulgated by the Government of India. The 1993 Regulation is distinct from other policies or facilities, as described below, relating to investments in Indian companies by foreign investors. The issuance of ADSs pursuant to the 1993 Regulation also affords to holders of the ADSs the benefits of Section 115AC of the Indian Income Tax Act, 1961 for purposes of the application of Indian tax law.

     The Reserve Bank of India, or RBI, has issued a notification directing that Indian companies may utilize up-to 100 percent of proceeds realized from the sale of ADSs for overseas investments.

WIPRO LIMITED

     In February 2002, the RBI issued a circular stating that the terms of Regulation 4A of the Reserve Bank of India Notification No. FEMA 20/2000-RB dated May 3, 2000, as amended by Notification No. FEMA 41/2001-RB dated March 2, 2001, allow a registered broker to purchase shares of an Indian company on behalf of a person resident outside of India for the purpose of converting those shares into ADSs/GDSs. However, such conversion is subject to compliance with the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme 1993 and the periodic guidelines issued by the Central Government. This would mean that ADSs converted into Indian shares may be converted back into ADSs, subject to the limits of sectoral caps.

     The Operative Guidelines for the limited two-way fungibility under the “Issue of Foreign Currency Convertible Bonds and Ordinary Shares” (Through Depository Receipt Mechanism) Scheme 1993 has also been approved by the Government of India.

     These guidelines provide that a re-issuance of ADSs/GDSs is permitted to the extent of ADSs/GDSs, have been redeemed for underlying shares and sold in the domestic market. The re-issuance must be within the specified limits. The conditions to be satisfied in this regard are: (i) the shares are purchased on a recognized stock exchange; (ii) the Indian company has issued ADS/GDS, (iii) the shares are purchased with the permission of the custodian of the ADSs/GDSs of the Indian company and are deposited with the custodian; and (iv) the number of shares so purchased shall not exceed the number of ADSs/GDSs converted into underlying shares.

     The procedure for conversion of shares into ADSs/GDSs is as follows: (i) on request by the overseas investor for the acquisition of shares for re-issuance of ADSs/GDSs, the SEBI registered broker will purchase shares from a stock exchange after verifying with the custodian as to the availability of “Head Room” (i.e., the number of ADSs/GDSs originally issued minus number of ADSs/ GDSs outstanding further adjusted for ADSs/GDSs redeemed into underlying shares and registered in the name of the non-resident investor(s)); (ii) an Indian broker purchases the shares in the name of the overseas depository; (iii) after the purchase, the Indian broker places the domestic shares with the custodian; (iv) the custodian advises the overseas depository on the custody of domestic shares and to issue corresponding ADSs/GDSs to the investor; and (v) the overseas depository issues ADSs/GDSs to the investor.

Transfer of ADSs and Surrender of ADSs

     A person resident outside India may transfer the ADSs held in Indian companies to another person resident outside India without any permission. A person resident in India is not permitted to hold ADSs of an Indian company, except in connection with the exercise of stock options. An ADS holder is permitted to surrender the ADSs held by him in an Indian company and to receive the underlying equity shares under the terms of the Deposit Agreement. Under Indian regulations, the re-deposit of these equity shares with the depositary to ADSs may not be permitted.

Sponsored ADS

     The amendment to the FEMA regulations permit an issuer in India to sponsor the issue of ADSs through an overseas depositary against underlying equity shares accepted from holders of its equity shares in India for offering outside of India. The sponsored issue of ADSs is possible only if the following conditions are satisfied:

•	the price of the offering is determined by the managing underwriters of the offering;

•	the ADS offering is approved by the FIPB;

•	the ADS offering is approved by a special resolution of the shareholders of the issuer in a general meeting;

•	the facility is made available to all the equity shareholders of the issuer;

•	the proceeds of the offering are repatriated into India within one month of the closing of the offering;

•	the sales of the existing equity shares are made in compliance with the Foreign Direct Investment Policy (as described above) in India;

•	the number of shares offered by selling shareholders are subject to limits in proportion to the existing holdings of the selling shareholders when the offer is oversubscribed; and

•	the offering expenses do not exceed 7% of the offering proceeds and are paid by shareholders on a pro-rata basis.

WIPRO LIMITED

     The issuer is also required to furnish a report to the RBI specifying the details of the offering, including the amount raised through the offering, the number of ADSs issued, the underlying shares offered and the percentage of equity in the issuer represented by the ADSs.

Foreign Direct Investment

     In July 1991, the Government of India raised the limit on foreign equity holdings in Indian companies from 40% to 51% in certain high priority industries. The RBI gives automatic approval for such foreign equity holdings. The Foreign Investment Promotion Board, or FIPB, currently under the Ministry of Finance, was thereafter formed to facilitate companies to make long-term investments in India. Foreign equity participation in excess of 51% in such high priority industries or in any other industries up to Rs. 6 billion is currently allowed only with the approval of the FIPB. Proposals in excess of Rs. 6 billion require the approval of the Cabinet Committee on Foreign Investment. Proposals involving the public sector and other sensitive areas require the approval of Cabinet Committee on Economic Affairs. These facilities are designed for direct foreign investments by persons who are not residents of India who are not NRIs, or FIIs (as each term is defined below), or foreign direct investors. The Department of Industrial Policy and Promotion, a part of the Ministry of Industry, issued detailed guidelines in January 1998 for consideration of foreign direct investment proposals by the FIPB, or the Guidelines. Under the Guidelines, sector specific guidelines for foreign direct investment and the levels of permitted equity participation have been established. In March 2000, the RBI issued a notification that foreign ownership of up to 50%, 51%, 74% or 100%, depending on the category of industry, would be allowed without prior permission of the RBI. The issues to be considered by the FIPB, and the FIPB’s areas of priority in granting approvals are also set out in the Guidelines. The basic objective of the Guidelines is to improve the transparency and objectivity of the FIPB’s consideration of proposals. However, because the Guidelines are administrative guidelines and have not been codified as either law or regulations, they are not legally binding with respect to any recommendation made by the FIPB or with respect to any decision taken by the Government of India in cases involving foreign direct investment.

     In May 1994, the Government of India announced that purchases by foreign investors of ADSs as evidenced by ADRs and foreign currency convertible bonds of Indian companies will be treated as direct foreign investment in the equity issued by Indian companies for such offerings. Therefore, offerings that involve the issuance of equity that results in Foreign Direct Investors holding more than the stipulated percentage of direct foreign investments (which depends on the category of industry) would require approval from the FIPB. In addition, in connection with offerings of any such securities to foreign investors, approval of the FIPB is required for Indian companies whether or not the stipulated percentage limit would be reached, if the proceeds therefrom are to be used for investment in non-high priority industries.

     In July 1998, the Government of India issued guidelines to the effect that foreign investment in preferred shares will be considered as part of the share capital of a company and will be processed through the automatic RBI route or will require the approval of the FIPB, as the case may be. Investments in preferred shares are included as foreign direct investment for the purposes of sectoral caps on foreign equity, if such preferred shares carry a conversion option. If the preferred shares are structured without a conversion option, they would fall outside the foreign direct investment limit but would be treated as debt and would be subject to special Government of India guidelines and approvals.

     Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, foreign direct investment in most industry sectors does not require prior approval of the FIPB or RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry specific thresholds. Purchases by foreign investors of ADSs are treated as direct foreign investment in the equity issued by Indian companies for such offerings. Foreign investment up to 100% of company’s share capital is currently permitted in the IT industry.

     Subsequent Transfers

     Restrictions for subsequent transfers of shares of Indian companies between residents and non-residents were relaxed significantly as of October 2004 in sectors other than the financial services sector. As a result, for a transfer between a resident and a non-resident of securities of an Indian in the IT sector, no prior approval of either the RBI or the Government of India is required, as long as certain conditions are met. These conditions include compliance, as applicable, with pricing guidelines and the ownership restrictions based on the nature of the foreign investor. Transfers of shares from residents to non-residents which trigger the provision of the Takeover Code require prior approval of the Government of India or the RBI. If a sale or purchase is conducted on a stock exchange at prevailing market prices, the pricing guidelines will be deemed satisfied. For off-market, negotiated transactions, the guidelines require a transaction price based on the prevailing market price.

WIPRO LIMITED

     Transfers between two non-residents are not subject to RBI approvals or compliance with pricing guidelines. However, for industries other than the IT sector, approval of the Government of India would be required if the transferee of shares have an existing venture in India in the same field, unless the existing venture is sick or defunct or the investment of the parties in the existing venture is less than 3%.

     Investment by Non-Resident Indians

     A variety of facilities for making investments in shares of Indian companies is available to individuals of Indian nationality or origin residing outside India, or NRIs. These facilities permit NRIs to make portfolio investments in shares and other securities of Indian companies on a basis that is not generally available to other foreign investors. A Non-Resident Indian (NRI) or a Person of Indian Origin (PIO) resident outside India may invest by way of contribution to the capital of a firm or a proprietary concern in India on a non-repatriation basis. These facilities are different and distinct from investments by Foreign Direct Investors described above. Indian companies are now allowed, without prior Government of India approval, to invest in joint ventures or wholly-owned subsidiaries outside India. The amount invested may not exceed two times the net worth of the company or its equivalent in a financial year. RBI no longer recognizes Overseas Corporate Bodies, or OCBs as an eligible class of investment vehicle under various routes and schemes under the foreign exchange regulations.

     NRIs are permitted to make investments through a stock exchange, or Portfolio Investments on favorable tax and other terms under India’s Portfolio Investment Scheme. Under the scheme, an NRI can purchase up to 5% of the paid up value of the shares issued by a company, subject to the condition that the aggregate paid up value of shares purchased by all NRIs does not exceed 10% of the paid up capital of the company. The 10% ceiling may be exceeded if a special resolution is passed in a general meeting of the shareholders of a company, subject to the overall ceiling of Foreign Direct Investment limit.

     Investment By Foreign Institutional Investors

     In September 1992, the Government of India issued guidelines which enable foreign institutional investors or FIIs, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/ institutional portfolio managers, to invest in all the securities traded on the primary and secondary markets in India. Under the guidelines, FIIs are required to obtain an initial registration from the SEBI and a general permission from the RBI to engage in transactions regulated under FEMA. FIIs must also comply with the provisions of the SEBI Foreign Institutional Investors Regulations, 1995. When it receives the initial registration, the FII also obtains general permission from the RBI to engage in transactions regulated under FEMA. Together, the initial registration and the RBI’s general permission enable the registered FII to buy (subject to the ownership restrictions discussed below) and sell freely tradable securities issued by Indian companies; realize capital gains on investments made through the initial amount invested in India; subscribe or renounce rights offerings for shares; appoint a domestic custodian for custody of investments held; and repatriate the capital, capital gains, dividends, income received by way of interest and any other compensation received towards the sale or renunciation of rights offerings of shares. As of December 2003, the RBI vide A.P. circulars No. 53 and 54 have permitted such registered FIIs or sub- accounts of FIIs as well as unincorporated entities abroad to buy or sell equity shares and debentures of Indian companies (excluding those in the print media sector), units of domestic mutual funds, dated Government Securities and Treasury Bills through stock exchanges in India at the ruling market price, invest or trade in exchange traded derivative contracts, and also to buy or sell shares and debentures etc. of listed and unlisted companies otherwise than on stock exchanges at a price approved by SEBI/ RBI as per the terms and conditions prescribed.

     Ownership Restrictions

     SEBI and RBI regulations restrict investments in Indian companies by FIIs and NRIs or collectively, Foreign Direct Investors. Under current SEBI regulations applicable to Wipro Limited, subject to the requisite approvals of the shareholders in a General Meeting, Foreign Direct Investors in aggregate may hold no more than 49% of a company’s equity shares, excluding the equity shares underlying the ADSs. However, under Vide Notification No. FEMA.45/2001-RB dated September 20, 2001 under Foreign Exchange Management (Transfer or Issue of Security by a person resident outside India Regulations, 2001, the limit of FII investment in a company has been linked to sectoral caps/statutory ceiling as applicable to the concerned industry subject to obtaining the approval of the shareholders by a special resolution. NRIs in aggregate may hold no more than 24% of a company’s equity shares, (subject to obtaining the approval of the shareholders by a special resolution) excluding the equity shares underlying the ADSs. Furthermore, SEBI regulations provide that no single FII may hold more than 10% of a company’s total equity shares and no single NRI may hold more than 5% of a company’s total equity shares. There is uncertainty under Indian law about the tax regime applicable to FIIs which hold and trade ADSs. FIIs are urged to consult with their Indian legal and tax advisers about the relationship between the FII guidelines and the ADSs and any equity shares withdrawn upon surrender of ADSs.

WIPRO LIMITED

     More detailed provisions relating to FII investment have been introduced by the SEBI and RBI with the introduction of the SEBI Foreign Institutional Investors Regulations, 1995 and the RBI circulars in this regard. These provisions relate to the registration of FIIs, their general obligations and responsibilities, and certain investment conditions and restrictions. The SEBI registered FII shall restrict allocation of its total investment between equities and debt in the Indian capital market in the ratio of 70:30. The FII may form a 100% debt fund and get such fund registered with SEBI.

     Registered FIIs may trade in all exchange traded derivative contracts on the stock exchanges in India subject to the position limits as prescribed by SEBI from time to time. The SEBI has also permitted private placements of shares by listed companies with FIIs, subject to the prior approval of the RBI under FEMA. Such private placement must be made at the average of the weekly highs and lows of the closing price over the preceding six months or the preceding two weeks, whichever is higher.

     Open market purchases of securities of Indian companies in India by Foreign Direct Investors or investments by NRIs and FIIs above the ownership levels set forth above require Government of India approval on a case-by-case basis.

     The Reserve Bank of India in circular No. 44 dated December 8, 2003 has imposed certain restrictions on OCBs in making any new investments as well as on the sale or transfer of shares held by them.

     Government of India Approvals

     Approval of the Foreign Investment Promotion Board, or FIPB, for foreign direct investment by ADS holders is required. Specific approval of the Reserve Bank of India, or RBI, will have to be obtained for:

•	any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

•	the sale of the underlying equity shares by a person resident outside India to a person resident in India and vice versa if the prescribed conditions for such sale/purchase are not met.

     In such cases, the foreign investor would have to apply to the Reserve Bank of India by submitting Form TS1, which requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. The Reserve Bank of India is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application at its discretion. Exceptions to this requirement of Reserve Bank of India approval include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may be transferred outside India after receipt of Reserve Bank of India approval (if required), and the payment of applicable taxes and stamp duties.

     No approval is required for transfers of ADSs outside India between two non-residents. Any person resident outside India who desires to sell equity shares received upon surrender of ADSs or otherwise transfer such equity shares within India should seek the advice of Indian counsel as to the requirements applicable at that time.

Taxation

     Indian Taxation

     The following summary is based on the law and practice of the Indian Income-tax Act, 1961, or Income-Tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000, or the Issue of Foreign Currency Convertible bonds and Ordinary Shares Scheme. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act.

     We believe this information is materially complete as of the date hereof, however, this summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders or employees under Indian law for the acquisition, ownership and sale of ADSs and equity shares.

WIPRO LIMITED

     Residence. For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more and, within the four preceding years has been in India for a period or periods amounting to 365 days or more.

     The period of 60 days referred to above shall be read as 182 days (i) in case of a citizen of India who leaves India in a fiscal year for the purposes of employment outside of India or (ii) in case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

     A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

     Taxation of Distributions. As per Section 10(34) of the Income Tax Act, dividends paid by Indian Companies on or after April 1, 2003 to its shareholders (whether resident in India or not) are not subject to tax. However, the Company paying the dividend is subject to a dividend distribution tax of 12.50% on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax. Additionally, the Finance Act, 2005 levies a surcharge of 10% on such tax and an additional surcharge namely “education cess” of 2% on such tax and surcharge, after which the dividend distribution tax payable would be 14.03%.

     Any distributions of additional ADSs or equity shares to resident or non- resident holders will not be subject to Indian tax.

     Taxation of Capital Gains. The following is a brief summary of capital gains taxation of non-resident holders and resident employees in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, in conjunction with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

     Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty-six months and twelve months, respectively, are considered long term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty six months or less and twelve months or less, respectively, are considered short term capital gains. Capital gains are taxed as follows:

•	Gains from a sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Long term capital gains realized by a resident employee from the transfer of the ADSs will be subject to tax at the rate of 10%. Short-term capital gains on such a transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made off a recognized stock exchange, are subject to tax at a rate of 10%. Short-term capital gains on such transfer will be taxed at graduated rates with a maximum of 30%.

•	Long-term capital gains realized by a non-resident upon the sale of equity shares obtained through the redemption of ADSs, settlement of such sale being made on a recognized stock exchange, is exempt from tax and the Short-term capital gains on such sale will be taxed at 10%. An additional tax called “Securities Transaction Tax”, or “STT” (described in detail below will be levied at the time of settlement.

     In addition to the above rates, the Finance Act 2005 levies a surcharge of 10% on the above taxes, in the case of resident employees or the non-resident individuals, in case their aggregate taxable income exceed Rs. 10,00,000 during the relevant financial year and an additional surcharge called “education cess” of 2% on the above tax and surcharge.

     The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depository gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs’ or the “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on The Stock Exchange, Mumbai or the National Stock Exchange.

WIPRO LIMITED

There is no corresponding provision under the Income Tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However the tax department in India has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

     According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depository to the custodian. However, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme does not address this issue in the case of resident employees, and it is therefore unclear as to when the holding period for the purposes of determining capital gains tax commences for such a resident employee.

     The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment.

     It is unclear as to whether section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon redemption of the ADSs.

     It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 40% in case of a foreign company and at graduated rate with a maximum of 30%, in case of resident employees and non-resident individuals. In addition to this, there will be a surcharge of 10% in the case of all corporate holders and in the case of non-corporate holders with an aggregate taxable income exceeding Rs. 10,00,000 and an additional surcharge called “education cess” of 2% on the above tax and surcharge.

     As per Section 55(2) of the Income Tax Act, the cost of any share (commonly called a “bonus share”) allotted to any shareholder without any payment and on the basis of such shareholder’s share holdings, shall be nil. The holding period of bonus shares for the purpose of determining the nature of capital gains shall commence on the date of allotment of such shares by the company.

     Securities Transaction Tax: The Finance Act, 2004 has introduced certain new provisions with regard to taxes on the sale and purchase of securities, including equity shares. On and after October 1, 2004, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and seller are required to pay each a Securities Transaction Tax, or STT at the rate of 0.075% of the transaction value of the securities, if a transaction is a delivery based transaction i.e. the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.015% of the transaction value of the securities, if the transaction is a non-delivery based transaction, i.e. a transaction settled without taking delivery of the shares. The Finance Act, 2005 has increased the rate STT, with effect from April 1, 2005, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, to 0.1% for delivery based transactions and 0.02% for non-delivery based transactions.

     Withholding Tax on Capital Gains. Any gain realized by a non-resident or resident employee on the sale of equity shares is subject to Indian capital gains tax, which, in the case of a non-resident is to be withheld at the source by the buyer. However, as per the provisions of Section 196D(2) of the Income Tax Act, no withholding tax is required to be deducted by way of capital gains arising to Foreign Institutional Investors as defined in Section 115AD of the Income Tax Act on the transfer of securities defined in Section 115AD of the Income Tax Act.

     Buy-back of Securities. Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Our company would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

     Stamp Duty and Transfer Tax. Upon issuance of the equity shares underlying our ADSs, companies will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depository in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.25% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a non-

WIPRO LIMITED

resident holder will also be subject to Indian stamp duty at the rate of 0.25% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Shares must be traded in dematerialized form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

     Wealth Tax. The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

     Gift Tax and Estate Duty. Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. On and after September 1, 2004, an sum of money exceeding Rs. 25,000 (approx $ 570), received by a individual without consideration will be subject to tax at graduated rates with a maximum of 30% (excluding applicable surcharge and education cess), unless the same was received from a relative as defined in Explanation under Section 56(v), or on the occasion of the marriage of the Individual or under a will or by way of inheritance or in contemplation of death of the payer. The Taxation Laws Amendment Bill, 2005 introduced in the Parliament on May 12, 2005 proposes to levy the above tax in case the sum of money exceeds in aggregate Rs.50,000 in a fiscal year. We cannot assure that these provisions will not be amended further in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

     Service Tax. Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10% excluding surcharges and education cess. The stock broker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

     PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INDIAN AND THEIR LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

     United States Federal Taxation

     The following is a summary of the material U.S. federal income and estate tax consequences that may be relevant with respect to the acquisition, ownership and disposition of equity shares or ADSs. This summary addresses the U.S. federal income and estate tax considerations of holders that are U.S. persons. U.S. persons are citizens or residents of the United States, or corporations created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions and who will hold equity shares or ADSs as capital assets or U.S. Holder.

     This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, tax-exempt entities, persons that will hold equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the stock of our company. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document , as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

     Each prospective investor should consult his, her or its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of equity shares or ADSs.

     Ownership of ADSs. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by such ADSs.

     Dividends. Except for equity shares, if any, distributed pro rata to all shareholders of our company, including holders of ADSs, distributions of cash or property with respect to equity shares will be included in income by a U.S. holder as foreign source dividend income at the time of receipt, which in the case of a U.S. holder of ADSs generally will be the date of receipt by the depository, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of our company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent, if any, that the amount of any distribution by our company exceeds our company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. holder’s tax basis in the equity shares or ADSs and thereafter as capital gain.

WIPRO LIMITED

     Subject to certain conditions and limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a passive foreign investment company (as discussed below). The ADSs are traded on the New York Stock Exchange. Due to the absence of specific statutory provisions addressing ADSs, there can be no assurance that we are qualified foreign corporation solely as a result of our listing on New York Stock Exchange. Nonetheless, we may be eligible for benefits under the comprehensive income tax treaty between India and the United States. The reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2008.

     Subject to certain conditions and limitations, any Indian dividend distribution taxes imposed upon distributions paid to a U.S. Holder will be eligible for credit against the U.S. holder’s federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount, but only for a year in which a U.S. holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to equity shares or ADSs will be income from sources outside the United States, and, for tax years beginning before January 1, 2007, will generally be “passive income”, or “financial services income”, and for tax years beginning after December 31, 2006, will generally be “passive category income” or “general category income” for purposes of computing the United States foreign tax credit allowable to a U.S. holder.

     If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. holder will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

     A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on equity shares or ADSs unless such income is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States.

     Sale or Exchange of Equity Shares or ADSs. A U.S. holder generally will recognize gain or loss on the sale or exchange of equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s tax basis in the equity shares or ADSs, as the case may be. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the equity shares or ADSs, as the case may be, were held for more than one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source passive income or loss for U.S. foreign tax credit purposes.

     A non-U.S. holder of equity shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such equity shares or ADSs unless:

•	such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the U.S.; or

•	in the case of any gain realized by an individual non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale and other conditions are met.

     Estate Taxes. An individual shareholder who is a citizen or resident of the United States for U.S. federal estate tax purposes will have the value of the equity shares or ADSs owned by such holder included in his or her gross estate for U.S. federal estate tax purposes. An individual holder who actually pays Indian estate tax with respect to the equity shares will, however, be entitled to credit the amount of such tax against his or her U.S. federal estate tax liability, subject to a number of conditions and limitations.

     Any dividends paid, or proceeds on a sale of, equity shares or ADSs to or by a U.S. holder may be subject to U.S. information reporting, and a 31% backup withholding tax may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

WIPRO LIMITED

     Passive Foreign Investment Company. A non-U.S. corporation will be classified as a passive foreign investment company for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•	on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

     We do not believe that we satisfy either of the tests for passive foreign investment company status. If we were to be a passive foreign investment company for any taxable year, U.S. holders would be required to either:

•	pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which is defined to include gain on a sale or other disposition of equity shares;

•	if a qualified electing fund election is made, include in their taxable income their pro rata share of undistributed amounts of our income; or

•	if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

     The above summary is not intended to constitute a complete analysis of all tax consequences relating to ownership of equity shares or ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation.

Documents on Display

     This report and other information filed or to be filed by Wipro Limited can be inspected and copied at the public reference facilities maintained by the SEC at:

•	Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20529, and

•	Northwestern Atrium Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

     Copies of these materials can also be obtained from the Public Reference Section of the SEC, 450, 5th Street, N.W., Washington, DC 20549, at prescribed rates.

     The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

     Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices which are located at Doddakannelli, Sarjapur Road, Bangalore, Karnataka, 560035, India.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

General

     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.

WIPRO LIMITED

     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.

Risk Management Procedures

     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Components of Market Risk

     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.

     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. dollars while a significant portion of our costs are in Indian rupees. The exchange rate between the rupee and dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against the dollar can adversely affect our results of operations.

     We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. As of March 31, 2004, we had forward contracts to sell amounting to $867 million and £3 million. As of March 31, 2005, we had forward contracts to sell amounting to $856 million and £11 million.

     In connection with cash flow hedges, we have recorded Rs. 114 million of net gains as a component of accumulated and other comprehensive income within stockholders’ equity. This amount is expected to be reclassified into net income before March 31, 2006, providing an offsetting economic impact against the underlying forecasted cash flows hedged.

     In addition, we have $8 million of purchased put options outstanding as on March 31, 2005. These options qualify as net written options ineligible for hedge accounting under SFAS No. 133. The change in fair value of the net written options is recognized as expense in the consolidated statements of income. For the year ended March 31, 2005, we recognized a loss of Rs. 154 million due to change in fair value of net written options.

     Sensitivity analysis of exchange rate risk

     As at March 31, 2005, a Rs.1 increase /decrease in the spot rate for exchange of Indian Rupee with U.S. dollar would result in approximately Rs. 900 million decrease/increase in the fair value of the company’s forward contracts and net written options.

     Interest rate risk. Our interest rate risk primarily arises from our investment securities. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk.

     Fair value. The fair value of our market rate risk sensitive instruments, other than forward contracts and option contracts, closely approximates their carrying value.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

WIPRO LIMITED

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     In April 2005, our Board of Directors has approved a stock dividend, which is subject to the approval of our shareholders. The proposed stock dividend is expected to be submitted to our shareholders for approval at our annual general meeting which is scheduled to be held in July 2005. If approved, the dividend to be declared is one equity share for every one equity share outstanding on the record date and one ADS for every one ADS outstanding on the record date. The share numbers reflected in this report reflect pre-stock dividend numbers. The stock dividend, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the stock dividend will continue to represent one equity share of par value Rs. 2 per share.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures.

     Based on their evaluation as of March 31, 2005, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Change in internal controls.

     During the period covered by this Annual Report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16 A. Audit Committee Financial Expert

     The Audit Committee is responsible for reviewing reports of our financial results, audits, internal controls, and compliance with federal procurement laws and regulations. The committee selects the independent registered public accounting firm and approves all related fees and compensation and reviews their selection with the Board of Directors. The committee also reviews the procedures of the independent registered public accounting firm to ensure their independence with respect to the services performed for the Company.

     Members of the committee are non-management directors who, in the opinion of the Board, are independent as defined under the applicable rules of the New York Stock Exchange. The Board has determined that Mr. Narayanan Vaghul qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC.

Item 16 B. Code of Ethics

     Our Audit Committee has adopted a written Code of Ethics, as defined in Item 406 of Regulation S-K, applicable to our principal executive officer, principal financial officer, principal accounting officer and all officers working in our finance, accounting, treasury, internal audit, tax, legal, purchase, financial analyst, investor relations functions, disclosure committee members, and senior management, as well as members of the Audit Committee and the board of directors. Our Code of Ethics is available under the investor relations section on our website at www.wipro.com. We will post any amendments to, or waivers from, our Code of Ethics at that location on our website.

     Our Audit Committee has also adopted an Ombudsprocess policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by Wipro or in a substantial mismanagement of company resources. Under this policy, our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by Wipro to our management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have

WIPRO LIMITED

prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation. Our Ombudsprocess policy is available under the investor relations section on our website at www.wipro.com.

     We have also adopted a Code of Business Conduct and Ethics, applicable to all officers, directors and employees. Our Code of Business Conduct and Ethics is available under the investor relations section on our website at www.wipro.com.

Item 16 C. Independent Registered Public Accounting Firm Fees and Services

     Our Audit Committee Charter requires us to obtain the prior approval of our Audit Committee on every occasion that we engage our principal accountants or their associated entities and on every occasion that they provide us with any non-audit services. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and the related fees, to be rendered by these firms during the year. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee.

     Set forth below are the fees paid by us to our independent accounting firm for the years ended March 31, 2004 and 2005.

	In millions

	Year ended March 31,

	2004		2005

Audit fees	Rs.	9.75	Rs.	11.00
Audit related fees		—		3.75
Tax fees		15.60		23.75
All Other fees		3.95		—

Total	Rs.	29.30	Rs.	38.50

     Description of Non-Audit Services

     Audit related fees — advice related to the Company’s preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

     Tax Fees—comprise fees for tax compliance and tax planning services rendered by the independent accountants. These services include tax services for employees on assignment and other corporate tax services like assistance with foreign income tax, value added tax, transfer pricing study, government sales tax and equivalent tax matters in local jurisdictions and assistance with local tax authority reporting requirements for tax compliance purposes.

     All Other Fees—primarily fees for assistance in conducting training programs for employees, assistance in obtaining work permits and visas for employees deputed abroad.

     Our Audit Committee charter requires us to take the prior approval of our Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to our Audit Committee the nature of services that are provided and the fees to be paid for the services. All of the non-audit services provided by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit Committee.

     We changed our U.S. GAAP auditors from KPMG, an Indian partnership (“KPMG India”), to KPMG LLP, a UK limited liability partnership (“KPMG LLP”), for the fiscal year ended March 31, 2004 at the request of KPMG India. As contemplated and disclosed in the Form 6-K filed on May 7, 2004, the appointment of KPMG LLP as our U.S. GAAP auditors was expected to be transitory and KPMG India was expected to be re-appointed as our U.S. GAAP auditors upon completion of KPMG India’s registration with the U.S. Public Company Accounting Oversight Board (the “PCAOB”).

     KPMG India has notified us of its registration with the PCAOB. As described in Form-6K filed on April 12, 2005, the appointment of KPMG India as U.S. GAAP auditors for the fiscal year ended March 31, 2005 has been approved by our Audit Committee.

WIPRO LIMITED

     We report financial results in accordance with both U.S. GAAP and Indian GAAP. Under the rules promulgated by the U.S. Securities and Exchange Commission, the change from KPMG LLP to KPMG India for fiscal year ending March 31, 2005 constitutes a change in the registrant’s certifying accountants.

     The reports of KPMG LLP on our financial statements for each of the fiscal years ended March 31, 2002, 2003 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

     During the fiscal years ended March 31, 2002, 2003 and 2004 and through the date of change of auditors, there were no disagreements with KPMG LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference to the subject matter in connection with their reports on our financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

Item 16 D. Exemptions from the Listing Standards for Audit Committees

     We have not sought any exemption from the listing standards for Audit Committees applicable to us as foreign private issuer, pursuant to Rule 10(A)-3(d) of the Securities Exchange Act of 1934.

Item 16 E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

     None.

WIPRO LIMITED

PART III

Item 17. Financial Statements

     See Item 18.

Item 18. Financial Statements

REPORT OF AUDIT COMMITTEE

The Board of Directors and Stockholders of Wipro Limited

In connection with the March 31, 2005 consolidated financial statements prepared under United States Generally Accepted Accounting Principles, the Audit Committee: (1) reviewed and discussed the consolidated financial statements with management; (2) discussed with the auditors the matters required by Statement on Auditing Standards No. 61, as amended, and the Sarbanes-Oxley Act of 2002; and (3) reviewed and discussed with the auditors the matters required by Independence Standards Board Statement No. 1. Based upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in the Annual Report on Form 20-F filed with the Securities and Exchange Commission of the United States of America.

Bangalore	N. Vaghul	P.M. Sinha	B.C. Prabhakar
April 22, 2005	Chairman	Member	Member

WIPRO LIMITED

REPORT OF MANAGEMENT

Management of Wipro is responsible for the integrity and objectivity of the consolidated financial statements and related notes. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include amounts based on judgments and estimates by management. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

Management maintains internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. These are reviewed at regular intervals to ascertain their adequacy and effectiveness.

In addition to the system of internal controls, the Company has articulated its vision and core values which permeate all its activities. It also has corporate policies to ensure highest standards of integrity in all business transactions, eliminate possible conflicts of interest, ensure compliance with laws, and protect confidentiality of proprietary information. These are reviewed at periodic intervals.

The consolidated financial statements have been audited by the Company’s independent registered public accounting firm, KPMG. Their responsibility is to audit these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and express their opinion on the fairness of presentation of the statements.

The Audit Committee of the board comprising entirely of independent directors conducts an ongoing appraisal of the independence and performance of the Company’s internal and external auditors and monitors the integrity of Company’s financial statements. The Audit Committee meets several times during the year with management, internal auditors and the independent registered public accounting firm to discuss audit activities, internal controls and financial reporting matters.

Azim H. Premji
Chairman and Chief Executive Officer

S.C. Senapaty
Corporate Executive Vice President – Finance
Bangalore, April 22, 2005	and Chief Financial Officer

WIPRO LIMITED

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Wipro Limited

We have audited the accompanying consolidated balance sheets of Wipro Limited and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wipro Limited and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG

Bangalore, India
April 22, 2005

WIPRO LIMITED

WIPRO LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of March 31,
	2004		2005		2005
					Convenience
					translation into
					US $
					(Unaudited)
ASSETS

Current assets :
Cash and cash equivalents (Note 6)	Rs.	3,297.16	Rs.	5,670.76	$130.00
Accounts receivable, net of allowances (Note 7)		10,972.94		14,806.36	339.44
Costs and earnings in excess of billings on contracts in progress		2,099.84		2,739.65	62.81
Inventories (Note 8)		1,438.19		1,769.16	40.56
Investments in liquid and short-term mutual funds (Note 10)		18,479.05		22,957.59	526.31
Deferred income taxes (Note 23)		279.37		242.17	5.55
Other current assets (Note 9)		4,772.08		2,950.58	67.64

Total current assets		41,338.63		51,136.27	1,172.31
Property, plant and equipment, net (Note 11)		9,257.20		13,201.28	302.64
Investments in affiliates (Note 15)		619.56		769.24	17.64
Deferred income taxes (Note 23)		161.77		209.31	4.80
Intangible assets, net (Note 3, 12)		222.86		363.11	8.32
Goodwill (Note 3, 12)		5,368.70		5,614.98	128.72
Other assets (Note 9)		769.59		780.92	17.90

Total assets	Rs.	57,738.31	Rs.	72,075.11	$1,652.34

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks (Note 17)	Rs.	969.05	Rs.	563.97	$12.93
Accounts payable		2,732.58		3,713.22	85.13
Accrued expenses		2,665.17		3,882.00	89.00
Accrued employee costs		2,012.47		3,112.94	71.36
Advances from customers		962.75		1,279.64	29.34
Other current liabilities (Note 13)		1,348.41		2,135.16	48.95

Total current liabilities		10,690.43		14,686.93	336.70
Other liabilities		276.21		126.20	2.89

Total liabilities		10,966.64		14,813.13	339.59

Minority interest		407.92		533.03	12.22
Stockholders’ equity:
Equity shares at $2 par value: 750,000,000 shares authorized; Issued and outstanding: 698,277,456 and 703,570,522 shares as of March 31, 2004 and 2005 (Note 19)		465.52		1,407.14	32.26
Additional paid-in capital (Note 24)		7,176.68		13,272.57	304.28
Deferred stock compensation (Note 24)		(9.88)		(3,185.14)	(73.02)
Accumulated other comprehensive income		918.64		96.09	2.20
Retained earnings (Note 20)		37,812.87		45,138.37	1,034.81
Equity shares held by a controlled Trust: 3,943,530 and 3,946,530 shares as of March 31, 2004 and 2005 (Note 24)		(0.08)		(0.08)	—

Total stockholders’ equity		46,363.75		56,728.95	1,300.53

Total liabilities and stockholders’ equity	Rs.	57,738.31	Rs.	72,075.11	$1,652.34

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED

WIPRO LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME

(in millions, except share data)

	Year ended March 31,
	2003		2004		2005		2005
							Convenience
							translation into
							US $
							(Unaudited)
Revenues:
Global IT Services and Products
Services	Rs.	30,117.97	Rs.	43,343.44	Rs.	60,549.52	$1,388.11
Products		149.49		121.90		163.70	3.75
India and AsiaPac IT Services and Products
Services		2,239.76		3,108.51		4,709.07	107.96
Products		5,800.81		6,304.75		8,694.10	199.31
Consumer Care and Lighting		2,942.07		3,567.44		4,555.38	104.43
Others		1,599.80		1,987.32		2,680.73	61.46

Total		42,849.90		58,433.36		81,352.50	1,865.03

Cost of revenues:
Global IT Services and Products
Services		17,634.53		27,853.46		38,371.47	879.68
Products		103.29		77.63		148.85	3.41
India and AsiaPac IT Services and Products
Services		1,186.91		1,661.00		2,679.35	61.42
Products		5,099.60		5,642.53		7,814.82	179.16
Consumer Care and Lighting		2,008.18		2,354.82		2,926.22	67.08
Others		1,143.93		1,410.50		1,914.06	43.88

Total		27,176.44		38,999.94		53,854.77	1,234.63

Gross profit		15,673.46		19,433.42		27,497.73	630.39
Operating expenses:
Selling and marketing expenses		(2,915.67)		(5,278.39)		(5,466.26)	(125.32)
General and administrative expenses		(3,276.98)		(3,171.68)		(3,743.60)	(85.82)
Research and development expenses		(260.48)		(232.05)		(273.54)	(6.27)
Amortization of intangible assets (Note 12)		(166.32)		(308.23)		(140.29)	(3.22)
Foreign exchange gains/(losses), net		306.64		377.56		(92.12)	(2.11)
Others, net		125.62		80.65		75.29	1.73

Operating income		9,486.27		10,901.28		17,857.21	409.38
Loss on direct issue of stock by subsidiary (Note 4)		—		(206.00)		(206.58)	(4.74)
Other income, net (Note 21)		717.95		868.21		798.82	18.31
Equity in earnings/(losses) of affiliates (Note 15)		(355.25)		95.99		158.08	3.62

Income before income taxes and minority interest		9,848.97		11,659.48		18,607.53	426.58
Income taxes (Note 23)		(1,342.25)		(1,611.39)		(2,693.57)	(61.75)
Minority interest		(30.10)		(56.05)		(81.21)	(1.86)

Income from continuing operations	Rs.	8,476.62	Rs.	9,992.04	Rs.	15,832.75	$362.97
Discontinued operations
Loss from operations of the discontinued corporate Internet services division (including loss on disposal of Rs. 246.12 for the year ended March 31, 2003 (Note 5))		(536.52)		—		—	—
Income tax benefit (Note 5, 23)		158.98		—		—	—

Net income	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,832.75	$362.97

Earnings per equity share: Basic (Note 25)
Continuing operations		12.22		14.40		22.76	0.52
Discontinued operations		(0.54)		—		—	—
Net income		11.68		14.40		22.76	0.52
Earnings per equity share: Diluted (Note 25)
Continuing operations		12.20		14.39		22.58	0.52
Discontinued operations		(0.54)		—		—	—
Net income		11.66		14.39		22.58	0.52
Weighted average number of equity shares used in computing earnings per equity share:
Basic		693,612,978		693,870,390		695,777,186	695,777,186
Diluted		694,717,344		694,545,321		699,923,391	699,923,391

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED

WIPRO LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

										Accumulated				Equity Shares held by a
	Equity Shares			Additional						Other				Controlled Trust			Total
	No. of			Pain in		Deferred Stock		Comprehensive		Comprehensive		Retained					Stockholders’
	Shares	Amount		Capital		Compensation		Income		Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2002	697,397,067	Rs.	464.93	Rs.	6,817.17	Rs.	(93.20)			Rs.	51.86	Rs.	20,216.58	(3,964,005)	Rs.	(0.08)	Rs.	27,457.26

Cash dividends paid	—		—		—		—		—		—		(232.47)	—		—		(232.47)
Issuance of equity shares on exercise of options	294,909		0.20		106.61		—		—		—		—	—		—		106.81
Equity shares issued by Trust, net of forfeitures	—		—		—		—		—		—		—	53,175		—		—
Compensation-related to employee stock incentive plan, net of reversals	—		—		22.85		(23.05)		—		—		—	—		—		(0.20)
Amortization of compensation related to employee stock incentive plan	—		—		—		52.24		—		—		—	—		—		52.24
Comprehensive income
Net income	—		—		—		—	Rs.	8,099.08		—		8,099.08	—		—		8,099.08
Other comprehensive income
Translation adjustments	—		—		—		—		(0.57)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect)	—		—		—		—		(50.60)		—		—	—		—		—

Total other comprehensive income									(51.17)		(51.17)		—	—		—		(51.17)

Comprehensive income								Rs.	8,047.91

Balance as of March 31, 2003	697,691,976		465.13		6,946.63		(64.01)				0.69		28,083.19	(3,910,830)		(0.08)		35,431.55

Cash dividends paid	—		—		—		—		—		—		(262.36)	—		—		(262.36)
Issuance of equity shares on exercise of options	585,480		0.39		239.31		—		—		—		—	—		—		239.70
Equity shares forfeited, net of issuance by Trust	—		—		—		—		—		—		—	(32,700)		—		—
Compensation related to employee stock incentive plan, net of reversals	—		—		(9.26)		1.11		—		—		—	—		—		(8.15)
Amortization of compensation related to employee stock incentive plan	—		—		—		53.02		—		—		—	—		—		53.02
Comprehensive income
Net income	—		—		—		—	Rs.	9,992.04		—		9,992.04	—		—		9,992.04
Other comprehensive income
Translation adjustments	—		—		—		—		(150.43)		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect)	—		—		—		—		9.41		—		—	—		—		—
Unrealized gain on cash flow hedging derivatives, net	—		—		—		—		1,058.97		—		—	—		—		—

Total other comprehensive income	—		—		—		—		917.95		917.95		—	—		—		917.95

Comprehensive income								Rs.	10,909.99

Balance as of March 31, 2004	698,277,456		465.52		7,176.68		(9.88)				918.64		37,812.87	(3,943,530)		(0.08)		46,363.75

Cash dividends paid	—		—		—		—		—		—		(7,575.99)	—		—		(7,575.99)
Issuance of equity shares on exercise of options	5,293,066		10.36		2,566.77		—		—		—		—	—		—		2,577.13
Equity shares forfeited, net of issuance by Trust	—		—		—		—		—		—		—	(3,000)		—		—
Stock split effected in the form of stock dividend (Note 18)	—		931.26		—		—		—		—		(931.26)	—		—		—
Compensation related to employee stock incentive plan, net of reversals (Note 24)	—		—		3,529.12		(3,529.12)		—		—		—	—		—		—
Amortization of compensation related to employee stock incentive plan	—		—		—		353.86		—		—		—	—		—		353.86
Comprehensive income
Net income	—		—		—		—	Rs.	15,832.75		—		15,832.75	—		—		15,832.75
Other comprehensive income/(loss) Translation adjustments	—		—		—		—		29.69		—		—	—		—		—
Unrealized gain on investment securities, net (net of tax effect)	—		—		—		—		92.92		—		—	—		—		—
Unrealized loss on cash flow hedging derivatives, net	—		—		—		—		(945.16)		—		—	—		—		—

Total other comprehensive income/(loss)	—		—		—		—		(822.55)		(822.55)		—	—		—		(822.55)

Comprehensive income								Rs.	15,010.20

Balance as of March 31, 2005	703,570,522	Rs.	1,407.14	Rs.	13,272.57	Rs.	(3,185.14)			Rs.	96.09	Rs.	45,138.37	(3,946,530)	Rs.	(0.08)	Rs.	56,728.95

Balance as of March 31, 2005 ($) (unaudited)		Rs.	32.26	Rs.	304.28		$(73.02)			Rs.	2.20	Rs.	1,034.81			—	Rs.	1,300.53

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED

WIPRO LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year ended March 31,
	2003		2004		2005		2005
							Convenience
							translation into
							US $
							(Unaudited)
Cash flows from operating activities:
Net income	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,832.75	$362.97
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations		377.55		—		—	—
(Gain)/loss on sale of property, plant and equipment		6.47		(107.00)		(108.82)	(2.49)
Depreciation and amortization		1,698.03		2,280.08		2,578.25	59.11
Deferred tax charge/(benefit)		44.46		(76.22)		(83.05)	(1.90)
(Gain)/loss on sale of investment securities		(410.36)		2.07		—	—
Loss on direct issue of stock by subsidiary		—		206.00		206.58	4.74
Amortization of deferred stock compensation		52.05		44.87		353.86	8.11
Equity in losses/(earnings) of affiliates		355.25		(95.99)		(158.08)	(3.62)
Minority interest		30.10		56.05		81.21	1.86
Changes in operating assets and liabilities:
Accounts receivable		(1,640.60)		(2,935.54)		(3,833.42)	(87.88)
Costs and earnings in excess of billings on contracts in progress		(369.48)		(640.87)		(639.81)	(14.67)
Inventories		(47.35)		11.31		(330.97)	(7.59)
Other assets		(1,120.53)		(877.76)		856.35	19.63
Accounts payable		(202.30)		267.70		980.64	22.48
Accrued expenses and employee costs		881.42		1,989.17		2,317.30	53.12
Advances from customers		(178.67)		65.76		316.89	7.26
Other liabilities		60.36		633.52		636.76	14.60

Net cash provided by continuing operations		7,635.48		10,815.19		19,006.44	435.73
Net cash provided by discontinued operations		27.86		—		—	—

Net cash provided by operating activities		7,663.34		10,815.19		19,006.44	435.73

WIPRO LIMITED

WIPRO LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year ended March 31,
	2003		2004		2005		2005
							Convenience
							translation into
							US $
							(Unaudited)
Cash flows from investing activities:
Expenditure on property, plant and equipment		(2,529.31)		(4,134.67)		(6,612.81)	(151.60)
Proceeds from sale of property, plant and equipment		112.84		122.83		322.00	7.38
Dividends received from affiliates		49.00		10.50		8.40	0.19
Purchase of investments in liquid and short-term mutual funds		(41,592.18)		(18,546.15)		(70,698.67)	(1,620.79)
Proceeds from sale of investments in liquid and short-term mutual funds		37,904.82		7,894.99		66,383.54	1,521.86
Purchase of other investment securities		(5,494.07)		—		—	—
Proceeds from sale and maturities of other investment securities		10,392.03		526.97		—	—
(Investments in)/redemption of inter-corporate deposits		1,779.29		285.80		—	—
Purchase of intangible assets		—		(50.00)		(280.54)	(6.43)
Payment for acquisitions, net of cash acquired		(5,441.07)		(458.25)		(617.99)	(14.17)

Net cash used in investing activities		(4,818.65)		(14,347.98)		(11,496.07)	(263.55)

Cash flows from financing activities:
Proceeds from issuance of equity shares		106.81		239.70		2,577.13	59.08
Proceeds from issuance of equity shares by a subsidiary		—		145.87		266.25	6.10
Proceeds from/(repayments of) short-term borrowing from banks, net		326.26		460.53		(405.08)	(9.29)
Repayment of long-term debt		(13.44)		(28.20)		—	—
Payment of cash dividends		(232.47)		(262.36)		(7,575.99)	(173.68)

Net cash provided by/(used in) financing activities		187.16		555.54		(5,137.69)	(117.78)

Net increase/(decrease) in cash and cash equivalents during the period		3,031.85		(2,977.25)		2,372.68	54.39
Effect of exchange rate changes on cash		—		(8.60)		0.92	0.02
Cash and cash equivalents at the beginning of the period		3,251.16		6,283.01		3,297.16	75.59

Cash and cash equivalents at the end of the period	Rs.	6,283.01	Rs.	3,297.16	Rs.	5,670.76	$130.00

Supplementary information:
Cash paid for interest	Rs.	30.25	Rs.	35.07	Rs.	56.12	$1.29
Cash paid for taxes		1,859.71		1,499.46		2,354.70	53.98

See accompanying notes to the consolidated financial statements.

WIPRO LIMITED

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)

1.	Overview

     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Chandrika Limited, Wipro Travel Services Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Fluid Power Limited, Spectramind Limited, Wipro Healthcare IT Limited, Wipro Consumer Care Limited, Wipro Shanghai Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, referred to as the Company) is a leading India based provider of IT Services and Products, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products and Consumer Care and Lighting. Wipro is headquartered in Bangalore, India.

2.	Significant Accounting Policies

     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

     Functional currency and exchange rate translation. The functional currency of the Company, including its consolidated foreign subsidiaries, except Wipro Inc. and Wipro Holdings (Mauritius) Limited is the Indian rupee. The functional currency of Wipro Inc. and Wipro Holdings (Mauritius) Limited is the US dollar. The translation of the functional currency of these foreign subsidiaries into Indian rupee is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue and expense accounts using an appropriate monthly weighted average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as a separate component of stockholders’ equity.

     Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of the respective transactions. Monetary assets and liabilities in foreign currency are translated into functional currency at the exchange rates prevailing on the balance sheet date. The resulting exchange gains / losses are included in the statement of income.

     Convenience translation. The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2005, have been translated into US dollars at the noon buying rate in New York City on March 31, 2005, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 43.62. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Cash equivalents. The Company considers investments in highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenue from services, as rendered, are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectibility is reasonably assured. Revenues from software development services comprise revenues from time-and-material and fixed-price contracts. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized in accordance with the percentage of completion method. Guidance has been drawn from the Accounting Standards Executive Committee’s conclusion in paragraph 95 of Statement of Position (SOP) 97-2, Software Revenue Recognition, to account for revenue from fixed price arrangements for software development and related services in conformity with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The input (cost expended) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related service is performed.

     Revenue from sale of products is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the sales price is fixed or determinable and collectibility is reasonably assured. Revenue from sale of products is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

WIPRO LIMITED

     In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may elect to report the change in accounting as a cumulative-effect adjustment. The Company has elected to adopt the guidance in EITF Issue No. 00-21 for all revenue arrangements entered into from the quarter beginning July 1, 2003.

     Based on this guidance, the Company recognises revenues on the delivered products or services only if:

•	The revenue recognition criteria applicable to the unit of accounting is met;

•	The delivered element has value to the customer on a standalone basis. The delivered unit will have value on a standalone basis if it is being sold separately by other vendors or the customer could resell the deliverable on a standalone basis;

•	There is objective and reliable evidence of the fair value of the undelivered item(s); and

•	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the Company.

     The arrangement consideration is allocated to the units of accounting based on their fair values. The revenue recognized for the delivered items is limited to the amount that is not contingent upon the delivery or performance of the undelivered items.

     In certain cases, the application of the contingent revenue provisions of EITF Issue No. 00-21 could result in recognizing a loss on the delivered element. In such cases, the cost recognized is limited to the amount of non-contingent revenues recognized and the balance costs are recorded as an asset and are reviewed for impairment based on the estimated net cash flows to be received for future deliverables under the contract. These costs are subsequently recognized on recognition of the revenue allocable to the balance deliverables.

     Prior to adoption of EITF Issue No. 00-21, the Company had elected an accounting policy to recognize revenue for certain contracts on completion of installation, where the customer was not obligated to pay a portion of the contract price allocable to the delivered products until installation was completed. EITF Issue No. 00-21 does not permit such an election. Consequently, for all revenue arrangements entered into on or after July 1, 2003, the amount allocable to the products is recognized as revenue on dispatch from the factories/warehouses of the Company. The amount allocable to the installation services is deferred and recognized on completion of the installation.

     Revenues from BPO Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contract with the customers.

     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.

     Warranty costs. The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.

     Shipping and handling costs. Shipping and handling costs are included in selling and marketing expenses.

     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted average method for all categories of inventories.

     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a part of other comprehensive income in stockholders’ equity until realized. Realized gains and losses from the sale of trading and available-for-sale securities are determined on a first-in-first out basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value with a charge to the income statement. Fair value for mutual fund units is based on published per unit value, which is the basis for current transactions. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge to the income statement for any other than temporary decline in value.

     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.

WIPRO LIMITED

     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 20 years
Furniture, fixtures and equipment	5 years
Vehicles	4 years
Computer software	2 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     Business combinations, goodwill and intangible assets. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations consummated after June 30, 2001. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141. Any purchase price allocated to an assembled workforce is not accounted separately.

     In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, all assets and liabilities of the acquired business including goodwill are assigned to the reporting units.

     The Company does not amortize goodwill but instead tests goodwill for impairment at least annually, using a two step impairment process.

     The fair value of the reporting unit is first compared to its carrying value. The fair value of reporting units is determined using the income approach. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the implied fair value of the reporting unit’s goodwill is compared with the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles	2 to 5 years
Marketing-related intangibles	2 to 20 years
Technology-based intangibles	5 years

     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such assets are considered to be impaired if the carrying amount of the assets is higher than the future undiscounted net cash flows expected to be generated from the assets. The impairment amount to be recognized is measured by the amount by which the carrying value of the assets exceeds its fair value.

WIPRO LIMITED

     The Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell.

     Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax asset is reduced by a valuation allowance if it is more likely than not that some portion or all of the asset will not be realized.

     Stock-based compensation. The Company uses the intrinsic value based method of APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock based compensation plans. For fixed awards that vest on a pro-rata basis, the Company recognizes compensation cost on a straight-line basis.

     The Company has adopted the pro-forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123.

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro-forma amounts indicated below:

	Year ended March 31,
	2003		2004		2005
Net income, as reported	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,832.75
Add: Stock–based employee compensation expense included in reported net income, net of tax effects		45.37		44.87		353.86
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		(3,033.28)		(2,124.47)		(1,598.10)

Pro forma net income	Rs.	5,111.17	Rs.	7,912.44	Rs.	14,588.51

Earnings per share: Basic
As reported		11.68		14.40		22.76
Pro-forma		7.37		11.40		20.97
Earnings per share: Diluted
As reported		11.66		14.39		22.58
Pro-forma		7.36		11.39		20.87

     Assumptions considered for determining fair value of options granted are given below:

Year ended March 31,
2003
Dividend yield	0.10%
Expected life	24 to 72 months
Risk free interest rates	6.0% to 7.5%
Volatility	65%

     There were no option grants during the year ended March 31, 2004. The Company has granted 5,688,098 options, at a nominal exercise price of Rs. 2 per share, during the year ended March 31, 2005. Since these options have been granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value of the options.

     Derivatives and hedge accounting. The Company purchases forward foreign exchange contracts (derivatives) to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The strategy also includes purchase of series of short term forward foreign exchange contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging).

WIPRO LIMITED

     In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder’s equity until the hedged transaction occurs and are then recognized in the consolidated statements of income.

     The Company assesses hedge effectiveness based on overall change in fair value of derivative instrument. However, for derivatives acquired pursuant to roll over hedging strategy, the forward premium/discount points are excluded from assessing hedge effectiveness.

     Changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments are recognized in consolidated statements of income of each period.

     In respect of derivatives designated as hedges, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

     Recent accounting pronouncement. In December 2004, the Financial Accounting Standard Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), requiring companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation costs arising out of such awards are required to be recognized over the period during which an employee provides service in exchange for the award.

     SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. SFAS No. 123R applies to all awards granted and to awards modified, repurchased, or cancelled in the fiscal year beginning after June 15, 2005. Pursuant to the Securities and Exchange Commission Release No. 33-8568, the Company is required to adopt SFAS No. 123R from April 1, 2006. The cumulative effect of initially applying this Statement, if any, is recognized on the effective date.

     Companies that used the fair-value-based method for either recognition or disclosure under Statement 123 can apply SFAS No. 123R using a modified version of prospective application. Under this method, compensation cost is recognized for periods after the effective date, for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123.

     For periods before the required effective date, companies can also elect to apply a modified version of retrospective application, under which financial statements for prior years are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123.

     If the Company had amortized the stock-based employee compensation expense determined under the fair value method, the Company’s net income as reported for the years ended March 31, 2003, 2004 and 2005 would have been reduced by Rs. 2,987.91, Rs. 2,079.60 and Rs. 1,244.24, respectively as set out in the pro-forma disclosure above.

     Reclassifications. Until March 31, 2004, the Company reported an aggregate amount of selling, general and administrative expenses. The Company now reports selling and marketing expenses and general and administrative expenses separately. Amounts reported in prior periods have been reclassified to conform to the current presentation.

3.	Acquisitions

     Wipro BPO Solutions Limited (Wipro BPO, formerly known as Wipro Spectramind)

     As of June 30, 2002, the Company held a 15% equity interest in Wipro BPO, acquired for a consideration of Rs. 192.00. Additionally, the Company held non-voting convertible preference shares acquired for a consideration of Rs. 288.00, which were convertible into equity shares, on occurrence of events specified in the shareholders agreement. As this voting equity interest did not give Wipro the ability to exercise significant influence over the operating and financial policies of Wipro BPO, the investment was recorded at cost.

     In July 2002, the Company acquired a controlling equity interest in Wipro BPO at an additional cost of Rs. 3,696.55. Consequent to this acquisition, the Company held 89% of the outstanding equity shares of Wipro BPO. Subsequently, the Company acquired the balance 11% of the outstanding equity shares for Rs. 440.59. Consequently the Company held 100% of the outstanding equity shares of Wipro BPO as of March 31, 2003. As more fully described in Note 4, the Company held 93% of the outstanding equity shares of Wipro BPO as of March 31, 2005. The results of operations of Wipro BPO are consolidated in the Company’s financial statements with effect from July 1, 2002.

WIPRO LIMITED

     Wipro BPO is a leading IT-Enabled Service provider in India providing remote processing services to large global corporations in the US, UK, Australia and other developed markets. The acquisition is intended to provide a time to market advantage to the Company in addressing the BPO services market, strengthen the value proposition of being an end-to-end outsourcing solution provider to large corporations and provide synergistic benefits of being able to address the remote processing services requirements of the existing customer base of the Company.

     The total purchase price has been allocated as follows:

Description	Fair value

Net tangible assets	Rs.	705.90

Customer-related intangibles		387.00

Marketing-related intangibles		34.30

Goodwill		3,489.94

Total	Rs.	4,617.14

     Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, Wipro acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 180.78. On December 31, 2002, the Company acquired the balance 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 96.98.

     The Company addresses the market for healthcare information systems in India and South Asia through Wipro Healthcare IT. Further, the Company leverages the domain expertise of Wipro Healthcare IT in addressing the outsourcing requirements of large corporations engaged in the design, development and integration of healthcare information systems.

     The total purchase price has been allocated as follows:

Description	Fair value

Net tangible assets	Rs.	80.41

Technology-based intangibles		34.30

Customer-related intangibles		62.83

Goodwill		100.22

Total	Rs.	277.76

     Global Energy Practice (GEP)

     On December 31, 2002, Wipro acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,165.16.

     The Company leverages the domain expertise of the GEP team engaged in providing specialized IT services to clients in the energy and utilities sector. The Company believes that this acquisition enhances its ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

     The total purchase price has been allocated as follows:

Description	Fair value

Net tangible assets	Rs.	126.94

Customer-related intangibles		98.00

Goodwill		940.22

Total	Rs.	1,165.16

     Nervewire Inc. (Wipro Nervewire)

     In May 2003, Wipro acquired Wipro Nervewire, a Massachusetts-based business and IT consulting company serving customers in the financial services sector, for a consideration of Rs. 877.68. Through this acquisition, the Company intends to enhance its IT consulting capabilities by leveraging the domain expertise of Wipro Nervewire in providing strategy and business case development, business requirements definition, IT strategy and program management and systems development and integration services to customers in the financial services sector.

WIPRO LIMITED

     The total purchase price has been allocated as follows:

Description	Fair value

Net tangible assets	Rs.	544.61

Customer-related intangibles		19.00

Goodwill		314.07

Total	Rs.	877.68

4. Dilution of Ownership Interest in a Subsidiary

     As more fully described in note 24, as of March 31, 2003, Wipro BPO had 9,329,762 employee stock options outstanding under the Wipro BPO option plan. In the year ended March 31, 2004, 4,178,294 options vested and were exercised. 3,339,279 options were exercised at a weighted average exercise price of Rs. 29.41 per share and 839,015 options were exercised at a weighted average exercise price of Rs. 57 per share.

     As a result of the option exercise, the Company’s ownership interest in Wipro BPO reduced from 100% to 93%. As the exercise price per option was less than the Company’s carrying value per share, the exercise resulted in a decline in the carrying value of the Company’s ownership interest by Rs. 206.00. In accordance with the accounting policy adopted by the Company, this decline in carrying value has been included in the statement of income as a loss on direct issue of stock by subsidiary.

     Similarly, during the year ended March 31, 2005, 4,637,375 options vested and were exercised at a price of Rs. 57 per share. The remaining options were forfeited. As the exercise price per option was less than the Company’s carrying value per share, the Company recorded the Rs. 206.58 decline in the carrying value of ownership interest as a loss on direct issue of stock by subsidiary.

     The shares arising out of the option exercise are covered by a share purchase feature that entitles the Company to repurchase these shares at fair value and also gives the employee the right to sell the shares back to the Company at fair value. The Company and the employee can exercise this repurchase right after six months from the date of option exercise.

     During the year ended March 31, 2005, the Company acquired 4,147,561 shares from the employees for an aggregate consideration of Rs. 617.99. The excess of consideration paid over the value of minority interest acquired amounting to Rs. 189.12 has been recorded as goodwill.

     As a result of the above transactions, as of March 31, 2005, the Company’s ownership interest in Wipro BPO remains approximately at 93%.

5. Discontinued Operations

     The Company was involved in the corporate Internet services (ISP) business since 1999. For strategic reasons, the Company decided to concentrate on its core businesses and as a result in June 2002, the Company decided to exit this division and approved a formal plan of disposal. In accordance with the plan, the Company has sold the customer contracts, disposed off the long-lived assets, settled the trade receivables and settled outstanding vendor obligations.

     Upon approval of the plan of disposal, the related long-lived assets were reported as held-for-sale and were measured at their fair value, less cost to sell, which was lower than their carrying amount. During the year ended March 31, 2003, the loss of Rs. 274.78 resulting from the write-down/sale of the long-lived assets was reported as a loss on disposal. Proceeds from sale of customer contracts aggregating Rs. 28.66 were reduced from the loss on disposal. The estimated liabilities with respect to settlement of the vendor obligations aggregating to Rs. 97.61 were reported as other exit costs.

     The operations of the ISP division qualified as a component of an entity, being an asset group. As the operations and cash flows of the component were eliminated from the ongoing operations as a result of the disposal transaction and the Company did not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of the ISP division were reported in discontinued operations during the year ended March 31, 2003.

     The result of operations of the discontinued component comprise:

	Year ended March 31,
	2003
Revenue	Rs.	67.27
Operating costs		(260.06)
Other exit costs		(97.61)
Loss on disposal		(246.12)
Income tax benefit		158.98

Loss on discontinued operations	Rs.	(377.54)

WIPRO LIMITED

6. Cash and Cash Equivalents

     Cash and cash equivalents as of March 31, 2004 and 2005 comprise of cash, cash on deposit with banks and highly liquid investments.

7. Accounts Receivable

     Accounts receivable as of March 31, 2004 and 2005 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31,
	2004		2005
Balance at the beginning of the period	Rs.	598.88	Rs.	720.02

Additional provision during the period, net of collections		144.86		151.89

Bad debts charged to provision		(23.72)		(25.37)

Balance at the end of the period	Rs.	720.02	Rs.	846.54

8. Inventories

     Inventories consist of the following:

	As of March 31,
	2004		2005
Stores and spare parts	Rs.	31.51	Rs.	38.41

Raw materials and components		551.40		829.77

Work-in-process		159.52		212.51

Finished goods		695.76		688.47

	Rs.	1,438.19	Rs.	1,769.16

     Finished goods as of March 31, 2004 and 2005 include inventory of Rs. 146.17 and Rs. 21.91 respectively, with customers pending installation.

9. Other Assets

     Other assets consist of the following:

	As of March 31,
	2004		2005
Prepaid expenses	Rs.	790.10	Rs.	851.80

Due from officers and employees		1,029.77		603.44

Advances to suppliers		139.27		227.10

Balances with statutory authorities		31.09		20.20

Deposits		743.99		888.62

Advance income taxes		636.10		166.76

Derivative asset		1,607.05		379.69

Others		564.30		593.89

		5,541.67		3,731.50

Less: Current assets		(4,772.08)		(2,950.58)

	Rs.	769.59	Rs.	780.92

WIPRO LIMITED

10. Investment Securities

     Investment securities consist of the following:

	As of March 31, 2004						As of March 31, 2005
			Gross						Gross
			Unrealized						Unrealized
	Carrying		Holding				Carrying		Holding
	Value		Gains		Fair Value		Value		Gains		Fair Value

Available-for-sale:

Investments in liquid and short-term mutual funds	Rs.	18,464.50	Rs.	14.55	Rs.	18,479.05	Rs.	22,794.72	Rs.	162.87	Rs.	22,957.59

     Dividends from available-for-sale securities during the year ended March 31, 2004 and March 31, 2005 was Rs. 736.43 and Rs. 714.95, respectively and is included in other income.

11. Property, Plant and Equipment

     Property, plant and equipment consist of the following:

	As of March 31,
	2004		2005
Land	Rs.	591.44	Rs.	1,206.85
Buildings		3,121.02		3,980.05
Plant and machinery		7,756.39		10,308.62
Furniture, fixtures and equipment		1,876.15		2,494.39
Vehicles		781.93		1,053.28
Computer software for internal use		1,164.46		1,354.81
Capital work-in-progress		1,427.29		2,603.85

		16,718.68		23,001.85
Accumulated depreciation and amortization		(7,461.48)		(9,800.57)

	Rs.	9,257.20	Rs.	13,201.28

     Depreciation expense for the years ended March 31, 2003, 2004 and 2005, is Rs. 1,531.71, Rs. 1,971.85 and Rs. 2,437.96 respectively. This includes Rs. 210.89, Rs. 203.66 and Rs. 194.91 as amortization of capitalized internal use software, during the years ended March 31, 2003, 2004 and 2005, respectively.

12. Goodwill and Intangible Assets

     Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of March 31,
	2004						2005
	Gross						Gross
	carrying		Accumulated				carrying		Accumulated
	amount		amortization		Net		amount		amortization		Net

Technology-based intangibles	Rs.	34.30	Rs.	8.79	Rs.	25.51	Rs.	34.30	Rs.	19.68	Rs.	14.62
Customer-related intangibles		578.55		433.97		144.58		560.97		542.18		18.79
Marketing-related intangibles		84.31		31.54		52.77		382.43		52.73		329.70
Others		0.95		0.95		—		0.95		0.95		—

	Rs.	698.11	Rs.	475.25	Rs.	222.86	Rs.	978.65	Rs.	615.54	Rs.	363.11

WIPRO LIMITED

     The estimated amortization schedule for the intangible assets, on a straight line basis, for the next five years is set out below:

Year ending March 31,	Amount

2006	Rs.	37.04
2007		33.04
2008		26.04
2009		21.04
2010		21.04
Thereafter		224.91

Total	Rs.	363.11

     The movement in goodwill balance is given below:

	Year ended March 31,
	2004		2005

Balance at the beginning of the period	Rs.	5,186.62	Rs.	5,368.70
Goodwill relating to acquisitions		293.07		206.72
Effect of translation adjustments		(110.99)		39.56

Balance at the end of the period	Rs.	5,368.70	Rs.	5,614.98

     Goodwill as of March 31, 2004 and 2005 has been allocated to the following reportable segments:

Segment	As of March 31,
	2004		2005
Global IT Services and Products	Rs.	4,712.46	Rs.	4,958.74
India and AsiaPac IT Services and Products		656.24		656.24

Total	Rs.	5,368.70	Rs.	5,614.98

13. Other Current Liabilities

     Other current liabilities consist of the following:

	As of March 31,
	2004		2005

Statutory dues payable	Rs.	867.93	Rs.	1,484.20
Taxes payable		81.86		19.67
Warranty obligations		357.36		361.08
Others		41.26		270.21

	Rs.	1,348.41	Rs.	2,135.16

     The activity in warranty obligations is given below:

	Year ended March 31,
	2004		2005

Balance at the beginning of the period	Rs.	293.26	Rs.	357.36
Additional provision during the period		319.32		373.46
Reduction due to payments		(255.22)		(369.74)

Balance at the end of the period	Rs.	357.36	Rs.	361.08

14. Operating Leases

     The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 345.90, Rs. 518.06 and Rs. 566.85 for the years ended March 31, 2003, 2004 and 2005, respectively.

WIPRO LIMITED

     Details of contractual payments under non-cancelable leases is given below :

Year ending March 31,
2006	Rs.	103.19
2007		113.08
2008		117.14
2009		120.87
2010		99.11
Thereafter		92.43

Total	Rs.	645.82

     Prepaid expenses as of March 31, 2004 and 2005 include Rs. 207.82 and Rs. 61.67 respectively, being prepaid operating lease rentals for land obtained on lease for a period of 60 years. The prepaid expense is being charged over the lease term.

15. Investments in Affiliates

     Wipro GE Medical Systems (Wipro GE)

     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2004 and 2005, was Rs. 456.46 and Rs. 582.41, respectively. The Company’s equity in the income/(losses) of Wipro GE for years ended March 31, 2003, 2004 and 2005 was (Rs. 371.25), Rs. 55.86 and Rs. 125.95, respectively.

     In March 2005, Wipro GE received a demand of Rs. 616.90, including interest, from the income tax authorities for the financial year ended March 31, 2002. The tax demand is mainly on account of denial of tax holiday benefits and transfer pricing adjustments. Wipro GE is in the process of filing an appeal against this demand. Wipro GE believes that the demand is without merit and has concluded that the ultimate outcome of this proceeding will not have a material adverse effect on the financial position or overall trends in results of operations.

     WeP Peripherals

     The Company has accounted for its 40.5% and 37.7% interest as of March 31, 2004 and 2005, respectively in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2004 and 2005, was Rs. 163.10 and Rs. 186.83 respectively. The Company’s equity in the income of WeP Peripherals for the years ended March 31, 2003, 2004 and 2005 was Rs. 16.00, Rs. 40.13 and Rs. 32.13 respectively. During the years ended March 31, 2003, 2004 and 2005 the Company received dividends of Rs. Nil, Rs. 10.50 and Rs. 8.40, respectively from WeP Peripherals.

16. Financial Instruments and Concentration of Risk

     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and inter-corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable/revenues as of/for the years ended March 31, 2004 and 2005.

     Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets and forecasted cash flows denominated in foreign currency. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets and foreign currency forecasted cash flows. The counter party is a bank and the Company considers the risks of non-performance by the counterparty as non-material. The forward foreign exchange contracts mature between one to ten months and the forecasted transactions are expected to occur during the same period.

     The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As of March 31,
	2004	2005
Forward contracts (sell)	$867.00	$855.70
	£3.25	£11.00
Net written options (sell)	$113.00	$8.00

     In connection with cash flow hedges, the Company has recorded Rs. 113.81 of net gains as a component of accumulated and other comprehensive income within stockholders’ equity as at March 31, 2005.

WIPRO LIMITED

     The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2005.

Balance as of March 31, 2004		Rs.	1,058.97

Net gains reclassified into net income on completion of hedged transactions	(1,015.79)
Deferred cancellation losses relating to roll-over hedging	(159.60)
Changes in fair value of effective portion of outstanding derivatives	230.23

Unrealized loss on cashflow hedging derivatives, net			(945.16)

Balance as of March 31, 2005		Rs.	113.81

     As of March 31, 2004 and 2005 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

     In addition, the Company has net written put options to sell US dollars which are ineligible for hedge accounting under SFAS No. 133. Consequently, the changes in fair value of the net written options aggregating Rs. 153.09 and (Rs. 154.35) have been recognized in the consolidated statements of income as foreign exchange gains/(losses), net for the year ended March 31, 2004 and 2005 respectively.

17. Borrowings from Banks

     The Company has an Indian line of credit of Rs. 2,000 and a US line of credit of $ 10 from its bankers for working capital requirements. Both the lines of credit are renewable annually. The Indian line of credit bears interest at the prime rate of the bank, which averaged 12.7% for the years ended March 31, 2003 and 2004, and 8.75% for the year ended March 31, 2005. The US line of credit bears interest at 60 basis points over the London Inter-Bank Offered Rate. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

18. Stock Dividend

     In June 2004, the members of the Company approved a stock dividend in the ratio of 2 additional equity shares or ADS for every equity share or ADS held. Accordingly, the Company has issued 465,631,260 additional shares and has transferred an amount of Rs. 931.26 from retained earnings to equity shares. Share and per share data for all periods reported have been adjusted to reflect the stock dividend. In accordance with the shareholder’s approval, capitalization of retained earnings aggregating Rs. 931.26 has been recorded during the year ended March 31, 2005.

19. Equity Shares and Dividends

     Currently, the Company has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 9,487,500 ADSs representing 9,487,500 equity shares (one ADS represents one equity share), at an offering price of $ 13.79 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

     Should the Company declare and pay dividend, such dividend will be paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the equity shares, can be declared out of distributable profits only after the transfer of upto 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

     The Company paid cash dividends of Rs. 232.47, Rs. 262.36 and Rs. 7,575.99 during the years ended March 31, 2003, 2004 and 2005. The dividends per share were Rs. 0.33 during the years ended March 31, 2003 and 2004 and Rs. 9.67 during the year ended March 31, 2005.

20. Retained Earnings

     The Company’s retained earnings as of March 31, 2004 and 2005, include restricted retained earnings of Rs. 259.54, which are not distributable as dividends under Indian company laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares.

WIPRO LIMITED

     Retained earnings as of March 31, 2004 and 2005, also include Rs. 475.96 and Rs. 634.04 respectively, of undistributed earnings in equity of affiliates.

21. Other Income, Net

     Other income consists of the following:

	Year ended March 31,
	2003		2004		2005

Interest income/(expense), net	Rs.	245.80	Rs.	(7.02)	Rs.	(20.33)
Dividend income		—		736.43		714.95
Gain/(loss) on sale of investment securities, net		410.36		(2.07)		—
Others		61.79		140.87		104.20

	Rs.	717.95	Rs.	868.21	Rs.	798.82

22. Shipping and Handling Costs

     Selling and marketing expenses for the years ended March 31, 2003, 2004 and 2005, include shipping and handling costs of Rs. 62.80, Rs. 60.71 and Rs. 99.05 respectively.

23. Income Taxes

     Income taxes have been allocated as follows:

	Year ended March 31,
	2003		2004		2005

Continuing operations	Rs.	1,342.25	Rs.	1,611.39	Rs.	2,693.57
Discontinued operations		(158.98)		—		—
Stockholders equity for:
Unrealized gain/(loss) on investment securities, net		(29.25)		5.08		59.59

Total income taxes	Rs.	1,154.02	Rs.	1,616.47	Rs.	2,753.16

     Income taxes relating to continuing operations consist of the following:

	Year ended March 31,
	2003		2004		2005
Current taxes
Domestic	Rs.	712.62	Rs.	867.61	Rs.	1,642.97
Foreign		585.17		820.00		1,133.65

	Rs.	1,297.79	Rs.	1,687.61	Rs.	2,776.62

Deferred taxes
Domestic		73.51		5.00		(70.45)
Foreign		(29.05)		(81.22)		(12.60)

		44.46		(76.22)		(83.05)

Total income tax expense	Rs.	1,342.25	Rs.	1,611.39	Rs.	2,693.57

     Income taxes relating to discontinued operations consist of the following:

	Year ended March 31,
	2003
Current taxes	Rs.	(62.91)
Deferred taxes		(96.07)

Total income tax benefit	Rs.	(158.98)

WIPRO LIMITED

     The reconciliation between the provision of income tax of the Company and amounts computed by applying the Indian statutory income tax rate is as follows:

	Year ended March 31,
	2003		2004		2005

Income before taxes and minority interest	Rs.	9,848.97	Rs.	11,659.48	Rs.	18,607.53
Enacted tax rate in India		36.75%		35.88%		36.59%

Computed expected tax expense		3,619.50		4,182.84		6,808.50
Effect of:
Income exempt from tax in India		(2,263.08)		(2,925.32)		(4,591.09)
Income taxed at (lower)/higher rates in foreign jurisdiction		(61.24)		—		111.59
Loss on direct issue of stock by subsidiary		—		73.54		75.74
Amortization of deferred stock compensation		19.13		16.10		129.48
Valuation allowance on losses of subsidiaries		—		—		69.41
Income taxes relating to prior years		—		274.02		122.23
Others, net		27.94		(9.79)		(32.29)

Total income tax expense	Rs.	1,342.25	Rs.	1,611.39	Rs.	2,693.57

     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments was exempt from tax in the years ended March 31, 2004. The aggregate rupee and per share (basic) effects of these tax exemptions, are Rs. 2,263.08 and Rs. 3.26 per share for the year ended March 31, 2003, Rs. 2,925.32 and Rs. 4.22 per share for the year ended March 31, 2004 and Rs. 4,591.09 and Rs. 6.60 per share for the year ended March 31, 2005. For the year ended, March 31, 2003 Indian tax laws were amended to restrict the exempt income from an export oriented undertaking from 100% to 90% of its aggregate income. During the year ended March 31, 2004, the Indian tax laws were amended to restore exemption of the income of an export oriented undertaking from tax to 100%.

     The components of the net deferred tax asset are as follows:

	As of March 31,
	2004		2005

Deferred tax assets
Allowance for doubtful accounts	Rs.	92.65	Rs.	134.08
Accrued expenses and liabilities		180.66		202.19
Carry-forward capital losses		57.25		56.26
Carry-forward business losses		500.34		640.51
Others		43.13		70.53

Total gross deferred tax assets		874.03		1,103.57
Less: valuation allowance		(263.48)		(332.89)

Net deferred tax assets	Rs.	610.55	Rs.	770.68

Deferred tax liabilities
Property, plant and equipment	Rs.	31.76	Rs.	117.42
Intangible assets		13.08		3.48
Amortizable goodwill		21.20		42.40
Undistributed earnings of affiliates		65.30		96.39
Others		38.07		59.51

Total gross deferred tax liability		169.41		319.20

Net deferred tax assets	Rs.	441.14	Rs.	451.48

WIPRO LIMITED

     Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the carry-forward capital losses. Accordingly, the Company has established a valuation allowance for the carry-forward capital losses. These losses expire after eight years succeeding the year in which they were first incurred. The carry-forward capital losses as on March 31, 2005 will expire by the year ended March 31, 2009.

     In assessing the realizability of remaining deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and loss carry-forwards become deductible or utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carry-forwards utilizable, net of the existing valuation allowances at March 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

     Upon acquisition of Wipro Nervewire, the Company was entitled to utilize tax benefits of Rs. 264.55 on carry forward business losses. Based on projections of future taxable income and tax planning strategies management believes that the Company will be able to realize tax benefits only to the extent of Rs. 74.07 on the carry forward losses. Consequently, the Company has recorded a valuation allowance for the remaining amount. Reversal, if any, of the valuation allowance would be recorded as a reduction of goodwill arising from the acquisition of Wipro Nervewire.

     The carry-forward business losses as of March 31, 2005, expire as follows:

Year ending March 31:
2013	Rs.	22.52
2020		71.97
2021		79.51
2022		43.04
2023		85.44
2024		409.44
2025		325.48
2027		778.10
Thereafter		58.14

	Rs.	1,873.64

     The increase in valuation allowance of Rs.121.31 for the year ended March 31, 2004 is primarily on account of valuation allowance on a portion of carry forward tax losses at the date of acquisition in Wipro Nervewire. The increase in valuation allowance of Rs. 69.41 for the year ended March 31, 2005 is on account valuation allowance recognized primarily on operating losses in foreign subsidiaries for the year ended March 31, 2005.

     The Company is subject to a 15% branch profit tax in the US to the extent the net profit during the fiscal year attributable to its US branch are greater than the increase in the net assets of the US branch during the fiscal year, computed in accordance with the Internal Revenue Code. As of March 31, 2005, the US branch’s net assets amounted to approximately $80.00. The Company has not triggered the branch profit tax and intends to maintain the current level of its net assets in the US as is consistent with its business plan. Accordingly, a provision for branch profit tax has not been recorded as of March 31, 2005.

24. Employee Stock Incentive Plans

     Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 656,565 and 115,323 shares held by employees as of March 31, 2004 and 2005 respectively, subject to vesting conditions are included in the outstanding equity shares.

WIPRO LIMITED

     The movement in the shares held by the WERT is given below:

	Year ended March 31,
	2003	2004	2005
Shares held at the beginning of the period	3,964,005	3,910,830	3,943,530
Shares granted to employees	(57,900)	—	—
Grants forfeited by employees	4,725	32,700	3,000

Shares held at the end of the period	3,910,830	3,943,530	3,946,530

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares. The amortization of deferred stock compensation, net of reversals, for the years ended March 31, 2003, 2004 and 2005, was Rs. 52.05, Rs. 44.87 and Rs. 8.24 respectively. The stock-based compensation has been allocated to cost of revenues, selling and marketing expenses and general and administrative expenses as follows:

	Year ended March 31,
	2003		2004		2005
Cost of revenues	Rs.	19.73	Rs.	14.96	Rs.	—
Selling and marketing expenses		14.81		13.71		—
General and administrative expenses		17.51		16.20		8.24

	Rs.	52.05	Rs.	44.87	Rs.	8.24

     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 15 million equity shares to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 1999 Plan is as follows:

	Year ended March 31, 2003
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	4,691,124	Rs.	341 - 362	Rs.	362	42 months
	6,966,750		618 - 841		621	50 months

Forfeited during the period	(166,281)		341 - 362		362	—
	(324,750)		618 - 841		621	—
Exercised during the period	(290,769)		341 - 362		362	—
	(2,940)		618 - 841		618	—

Outstanding at the end of the period	4,234,074		341- 362		362	30 months
	6,639,060		618 - 841		621	38 months

Exercisable at the end of the period	1,905,333		341- 362		362	30 months
	1,662,165	Rs.	618 - 841	Rs.	621	38 months

WIPRO LIMITED

	Year ended March 31, 2004
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	4,234,074	Rs.	341 - 362	Rs.	362	30 months
	6,639,060		618 - 841		621	38 months

Forfeited during the period	(239,487)		341 - 362		362	—
	(340,950)		618 - 841		618	—

Exercised during the period	(437,256)		341 - 362		362	—

Outstanding at the end of the period	3,557,331		341 - 362		362	18 months
	6,298,110		618 - 841		621	26 months

Exercisable at the end of the period	2,490,288		341 - 362		362	18 months
	2,834,901	Rs.	618 - 841	Rs.	621	26 months

	Year ended March 31, 2005
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	3,557,331	Rs.	341 - 362	Rs.	362	18 months
	6,298,110		618 - 841		621	26 months

Forfeited during the period	(38,220)		341 - 362		362	—
	(300,069)		618 - 841		618	—

Exercised during the period	(2,043,436)		341 - 362		361	—
	(1,028,179)		618 - 841		618	—

Outstanding at the end of the period	1,475,675		341 - 362		362	6 months
	4,969,862		618 - 841		622	14 months

Exercisable at the end of the period	1,475,675		341 - 362		362	6 months
	3,479,803	Rs.	618 - 841	Rs.	622	14 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 75 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted options to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

WIPRO LIMITED

     Stock option activity under the 2000 Plan is as follows:

	Year ended March 31, 2003
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	228,750	Rs.	344 - 511	Rs.	447	65 months
	17,178,993		529 - 792		532	71 months
	8,009,799		794 - 915		799	54 months

Granted during the period	286,650		344 - 511		496	62 months
	12,000		529 - 792		564	60 months

Forfeited during the period	(229,350)		344 - 511		494	—
	(632,550)		529 - 792		533	—
	(551,550)		794 - 915		805	—

Exercised during the period	(1,200)		344 - 511		405	—

Outstanding at the end of the period	284,850		344 - 511		458	57 months
	16,558,443		529 - 792		532	59 months
	7,458,249		794 - 915		799	42 months

Exercisable at the end of the period	16,620		344 - 511		445	53 months
	3,313,791		529 - 792		533	59 months
	1,864,563	Rs.	794 - 915	Rs.	799	42 months

	Year ended March 31, 2004
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	284,850	Rs.	344 - 511	Rs.	458	57 months
	16,558,443		529 - 792		532	59 months
	7,458,249		794 - 915		799	42 months

Forfeited during the period	(24,750)		344 - 511		442	—
	(983,280)		529 - 792		533	—
	(644,700)		794 - 915		799	—

Exercised during the period	(2,700)		344 - 511		418	—
	(7,635)		529 - 792		529	—

Outstanding at the end of the period	257,400		344 - 511		460	45 months
	15,567,528		529 - 792		532	47 months
	6,813,549		794 - 915		797	30 months

Exercisable at the end of the period	58,377		344 - 511		459	45 months
	6,188,553		529 - 792		531	47 months
	3,065,196	Rs.	794 - 915	Rs.	797	30 months

WIPRO LIMITED

	Year ended March 31, 2005
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	257,400	Rs.	344 - 511	Rs.	460	45 months
	15,567,528		529 - 792		532	47 months
	6,813,549		794 - 915		797	30 months

Forfeited during the period	(33,525)		344 - 511		462	—
	(946,291)		529 - 792		531	—
	(482,975)		794 - 915		800	—

Exercised during the period	(27,427)		344 - 511		451	—
	(1,530,988)		529 - 792		529	—

Outstanding at the end of the period	196,448		344 - 511		461	33 months
	13,090,249		529 - 792		533	35 months
	6,330,574		794 - 915		797	18 months

Exercisable at the end of the period	82,938		344 - 511		461	33 months
	7,864,909		529 - 792		533	35 months
	4,431,402	Rs.	794 - 915	Rs.	797	18 months

     Weighted average grant date fair values for options granted during the year ended March 31, 2003 under the 2000 Plan, is Rs. 277.

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 4.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

     Stock option activity under the 2000 ADS Plan is as follows:

	Year ended March 31, 2003
				Weighted-
			Weighted-	average
		Range of	average	remaining
	Shares arising	exercise	exercise	contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	78,000	$6.92 - 10.02	$7.48	66 months
	1,864,350	11.63 - 13.79	12.76	64 months

Granted during the period	264,900	6.92 - 10.02	9.32	53 months

Forfeited during the period	(91,500)	6.92 - 10.02	9.55	—
	(14,700)	11.63 - 13.79	11.94	—

Outstanding at the end of the period	251,400	6.92 - 10.02	8.66	54 months
	1,849,650	11.63 - 13.79	12.77	45 months

Exercisable at the end of the period	7,200	6.92 - 10.02	7.53	54 months
	460,164	$11.63 - 13.79	$12.78	45 months

WIPRO LIMITED

	Year ended March 31, 2004
				Weighted-
			Weighted-	average
		Range of	average	remaining
	Shares arising	exercise	exercise	contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	251,400	$6.92 - 10.02	$8.66	54 months
	1,849,650	11.63 - 13.79	12.77	45 months

Forfeited during the period	(20,100)	6.92 - 10.02	9.21	—
	(32,400)	11.63 - 13.79	13.28	—

Exercised during the period	(16,650)	6.92 - 10.02	8.30	—
	(121,239)	11.63 - 13.79	12.71	—

Outstanding at the end of the period	214,650	6.92 - 10.02	8.64	42 months
	1,696,011	11.63 - 13.79	12.77	33 months

Exercisable at the end of the period	53,664	6.92 - 10.02	8.64	42 months
	811,764	$11.63 - 13.79	$12.73	33 months

	Year ended March 31, 2005
				Weighted-
			Weighted-	average
		Range of	average	remaining
	Shares arising	exercise	exercise	contractual
	out of options	prices	price	life (months)
Outstanding at the beginning of the period	214,650	$6.92 - 10.02	$8.64	42 months
	1,696,011	11.63 - 13.79	12.77	33 months

Forfeited during the period	(30,000)	11.63 - 13.79	13.05	—

Exercised during the period	(12,375)	6.92 - 10.02	7.54	—
	(650,661)	11.63 - 13.79	12.69	—

Outstanding at the end of the period	202,275	6.92 - 10.02	8.70	30 months
	1,015,350	11.63 - 13.79	12.99	21 months

Exercisable at the end of the period	98,978	6.92 - 10.02	8.73	30 months
	773,150	$11.63 - 13.79	$13.02	21 months

     Weighted average grant date fair values for options granted during the year ended March 31, 2003 is $ 5.

     Restricted Stock Unit Plans: In June 2004, the Company established a rupee option plan titled Wipro Restricted Stock Unit Plan (WRSUP 2004) and a dollar option plan titled Wipro ADS Restricted Stock Unit Plan (WARSUP 2004). The Company is authorized to issue up to 6 million options to eligible employees under each plan. Options under the plan will be granted at a nominal exercise price (par value of the equity shares).

     These options generally vest ratably at the end of each year over a period of five years from the date of grant. Upon vesting the employees can acquire one equity share for every option. The options are subject to forfeiture if the employee terminates employment before vesting. The excess of market price on the date of grant over the exercise price payable by the employees is recognized as deferred compensation cost. The Company has elected to amortize the deferred compensation cost on a straight-line basis over the vesting period.

WIPRO LIMITED

     Stock option activity under WRSUP 2004 plan is as follows:

	Year ended March 31, 2005
				Weighted-
				average
				remaining
	Shares arising	Exercise		contractual
	out of options	prices		life (months)
Outstanding at the beginning of the period	—	Rs.	—	—
Granted during the period	4,896,298		2	60 months
Forfeited during the period	(136,470)		2	—

Outstanding at the end of the period	4,759,828		2	54 months

Exercisable at the end of the period	—	Rs.	—	—

     Stock option activity under WARSUP 2004 plan is as follows:

	Year ended March 31, 2005
			Weighted-
			average
			remaining
	Shares arising	Exercise	contractual
	out of options	prices	life (months)
Outstanding at the beginning of the period	—	$—	—
Granted during the period	791,800	0.04	60 months
Forfeited during the period	(23,750)	0.04	—

Outstanding at the end of the period	768,050	0.04	54 months

Exercisable at the end of the period	—	$—	—

     The deferred compensation cost of Rs. 3,529.12 arising from such grants will be amortized over the vesting period of five years.

     During the year ended March 31, 2005 the Company has amortized Rs. 345.62 of deferred compensation cost. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Year ended March 31, 2005
Cost of revenues	Rs.	238.27
Selling and marketing expenses		49.20
General and administrative expenses		58.15

	Rs.	345.62

     Wipro BPO Option Plan (Wipro BPO Plan). Prior to its acquisition by the Company, Wipro BPO had established the Wipro BPO Plan. Employees covered by the Wipro BPO Plan were granted options to purchase shares of Wipro BPO.

     As of the date of acquisition of Wipro BPO by the Company, options to purchase 17,462,520 shares were outstanding under the Wipro BPO Plan. As per the terms of the acquisition, the Company acquired/settled 7,960,704 options for cash. The cost of settlement of these options is included as a component of the purchase price of Wipro BPO. Out of the balance 9,501,816 outstanding options, the Company modified the vesting schedule/exercise period and increased the exercise price of 6,149,191 options. In accordance with FIN No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25) and EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN No. 44, the above modifications resulted in a new measurement of compensation cost at the date of modification. As the new exercise price was equal to the fair value of the underlying equity shares on the new measurement date, the Company has not recorded any additional compensation cost.

WIPRO LIMITED

     Stock option activity under the Wipro BPO Plan is as follows:

	Year ended March 31, 2003
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Assumed at the date of acquisition	514,358	Rs.	1 - 13	Rs.	8	9 months
	3,157,372		31		31	15 months
	6,149,191		57		57	31 months

Forfeited during the period	(158,708)		57		57	—

Exercised during the period	(332,451)		1 - 13		13	—

Outstanding at the end of the period	181,907		1 - 13		2	3 months
	3,157,372		31		31	6 months

	5,990,483		57		57	22 months

Exercisable at the end of the period	181,907	Rs.	1 - 13	Rs.	2	3 months

	Year ended March 31, 2005
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	181,907	Rs.	1 - 13	Rs.	2	3 months
	3,157,372		31		31	6 months
	5,990,483		57		57	22 months

Forfeited during the period	(405,737)		57		57	—

Exercised during the period	(181,907)		1 - 13		8	—
	(3,157,372)		31		31	—
	(839,015)		57		57	—

Outstanding at the end of the period	4,745,731	Rs.	57	Rs.	57	10 months

Exercisable at the end of the period	—		—		—	—

	Year ended March 31, 2004
						Weighted-
				Weighted-		average
		Range of		average		remaining
	Shares arising	exercise		exercise		contractual
	out of options	prices		price		life (months)
Outstanding at the beginning of the period	4,745,731	Rs.	57	Rs.	57	10 months
Forfeited during the period	(108,356)		57		57	—
Exercised during the period	(4,637,375)		57		57	—

Outstanding at the end of the period	—	Rs.	—	Rs.	—	—

     Shares arising from the exercise of employee stock options are covered by a share purchase arrangement that entitles the Company to repurchase the shares at fair value and gives the employee the right to sell the shares back to the Company at fair value. The Company and the employees can exercise this repurchase right only after six months of the date of option exercise. In accordance with FIN No. 44 and EITF Issue No. 00-23, this share repurchase feature does not result in variable accounting. In April 2005, the shares have been repurchased by the Company at fair value pursuant to this share purchase arrangement.

WIPRO LIMITED

25. Earnings Per Share

     A reconciliation of equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Year ended March 31,
	2003		2004		2005
Earnings
Net income	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,832.75
Effect of dilutive instruments of subsidiary		—		—		(27.97)

Net income (adjusted for full dilution)	Rs.	8,099.08	Rs.	9,992.04	Rs.	15,804.78

Equity shares
Weighted average number of equity shares outstanding		693,612,978		693,870,390		695,777,186
Effect of dilutive equivalent shares-stock options		1,104,366		674,931		4,146,205

Weighted average number of equity shares and equivalent shares outstanding		694,717,344		694,545,321		699,923,391

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

     Options to purchase 32,595,852, 28,679,187 and 6,330,574 equity shares were outstanding during the year ended March 31, 2003, 2004 and 2005, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

26. Employee Benefit Plans

     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

	As of March 31,
	2004		2005
Change in the benefit obligation
Projected Benefit Obligation (PBO) at the beginning of the year	Rs.	62.36	Rs.	115.04
Service cost		5.92		8.07
Interest cost		4.53		7.47
Benefits paid		(1.46)		(12.12)
Actuarial loss		43.69		13.01

PBO at the end of the year		115.04		131.47

Change in plan assets
Fair value of plan assets at the beginning of the year		33.74		32.53
Actual return on plan assets		(1.34)		4.83
Employer contributions		1.59		99.08
Benefits paid		(1.46)		(12.12)

Plan assets at the end of the year		32.53		124.32

Funded status		(82.51)		(7.15)
Unrecognized actuarial loss		54.10		59.71
Unrecognized transition obligation		4.49		3.46
Unrecognized actuarial cost		6.38		5.19

Accrued liability	Rs.	(17.54)	Rs.	61.21

WIPRO LIMITED

     Net gratuity cost for the years ended March 31, 2003, 2004 and 2005 included:

	Year ended March 31,
	2003		2004		2005
Service cost	Rs.	3.58	Rs.	5.92	Rs.	8.07
Interest cost		5.35		4.53		7.47
Expected return on assets		(2.09)		(2.22)		(1.96)
Amortization of transition liabilities		2.62		2.05		5.84

Net gratuity cost	Rs.	9.46	Rs.	10.28	Rs.	19.42

     The actuarial assumptions used in accounting for the Gratuity Plan are:

	As of March 31,
	2004	2005
Discount rate	7%	8%
Rate of increase in compensation levels	7%	7%
Rate of return on plan assets	7%	7%

     Accumulated benefit obligation was Rs. 75.49 and Rs. 95.62 as of March 31, 2004 and 2005 respectively.

Expected contribution to the fund during the year ending March 31, 2006	Rs.	8.29

Expected benefit payments from the fund during the year ending March 31:
2006		14.29
2007		13.95
2008		13.72
2009		16.86
2010		15.55
Thereafter		79.36

Total	Rs.	153.73

     The Company estimates the long-term return on plan assets based on the average rate of return expected to prevail over the next 15 to 20 years in the types of investments held by LIC.

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

     The Company contributed Rs. 442.86, Rs. 715.63 and Rs. 995.93 to various defined contribution and benefit plans during the years ended March 31, 2003, 2004 and 2005 respectively.

WIPRO LIMITED

27. Related Party Transactions

     The Company has the following transactions with related parties:

	Year ended March 31,
	2003		2004		2005
Wipro GE:

Revenues from sale of computer equipment and administrative and management support services	Rs.	33.12	Rs.	116.49	Rs.	111.68
Fees received for usage of trade mark		19.00		—		—
Rent, travel and related expenses		—		—		1.61
Purchase of software		—		—		0.45
WeP Peripherals:
Revenues from sale of computer equipment and services		6.16		8.00		10.48
Fees received for usage of trade mark		53.02		22.04		—
Payment for services		14.67		4.05		7.50
Purchase of printers		105.73		79.89		176.79
Azim Premji Foundation:
Revenues from sale of computer equipment and services		2.03		1.97		6.71
Principal shareholder:
Payment of lease rentals		1.20		1.43		1.13

     The Company has the following receivables from related parties, which are reported as other assets / other current assets in the balance sheet:

	As of March 31,
	2004		2005
Wipro GE	Rs.	31.32	Rs.	20.94
WeP Peripherals		3.04		1.90
Azim Premji Foundation		0.04		6.71
Security deposit given to Hasham Premji, a firm under common control		25.00		—

	Rs.	59.40	Rs.	29.55

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet:

	As of March 31,
	2004		2005
WeP Peripherals	Rs.	34.46	Rs.	—

	Rs.	34.46	Rs.	—

28. Sale of accounts receivables/ employee advances

     From time to time, in the normal course of business, the Company transfers accounts receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded based on the carrying value of the financial assets, fair value of servicing liability and recourse obligations. Loss on sale is recorded at the time of sale.

     During the years ended March 31, 2004 and 2005, the Company transferred financial assets of Rs. 270.00 and Rs. 737.80 respectively, under such arrangements. This transfer resulted in loss of Rs. 19.33, Rs. 42.20 and Rs. 42.03 for the years ended March 31, 2003, 2004 and 2005 respectively. As at March 31, 2005, the maximum amount of recourse obligation in respect of the transferred financial assets is Rs. 20.40.

WIPRO LIMITED

29. Commitments and Contingencies

     Capital commitments. As of March 31, 2004 and 2005, the Company had committed to spend approximately Rs. 529.11 and Rs. 1,180.80 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of March 31, 2005, the Company has met all commitments required under the plan.

     Guarantees. As of March 31, 2004 and 2005, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 1,892.56 and Rs. 2,243.12 respectively, as part of the bank line of credit.

     Contingencies and lawsuits. In March 2004, the Company received a demand from the tax authorities of Rs. 2,614.57, including interest, upon completion of their tax review for the financial year ended March 31, 2001. The tax demand is mainly on account of disallowances of deduction claimed by Company under section 10A of the Income Tax Act of India, 1961, which allows a tax holiday in respect of profits earned on some of the undertakings of the Company. On similar grounds, in March 2005, the Company received a demand from the tax authorities of Rs. 2,616.60, including interest, upon completion of their tax review for the financial year ended March 31, 2002. Management, including external counsel, believe that the Company will ultimately prevail in its appeal. Accordingly, Management has concluded that the outcome of these proceedings will not have a material adverse effect on the Company’s financial position or overall trends in results of operations. As of March 31, 2004 and March 31, 2005, the net exposure of the Company was Rs. 2,315.57 and Rs. 4,737.95, respectively.

     Certain other income-tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings.

     Additionally, the Company is also involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

30. Segment Information

     The Company is organized by segments, including Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’. Each of the segments has a Vice Chairman/Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.

     The Global IT Services and Products segment provides research and development services for hardware and software design to technology and telecommunication companies, software application development services to corporate enterprises and Business Process Outsourcing (BPO) services to large global corporations.

     In July 2002, the Company acquired Wipro BPO. The operations of Wipro BPO were initially organized as a new business segment named IT Enabled Services. This segment provided BPO services to large global corporations in the US, UK, Australia and other developed markets. From April 2003, the CODM evaluates Wipro BPO as an integral component of the Global IT Services and Products business segment. Consequently, from April 2003, Wipro BPO is included in the Global IT Services and Products segment.

     In April 2003, the Company reorganized the HealthScience business segment, whereby all components of the HealthScience segment, except Wipro Biomed, were integrated with Global IT Services and Products business segment. Subsequent to the reorganization, Wipro Biomed is being reported in ‘Others’. Similarly, during the year ended March 31, 2003, certain other business segments previously reported in ‘Others’ were integrated with India and AsiaPac IT Services and Products segment.

     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India, MiddleEast and AsiaPacific region.

     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

     The results of operations for the discontinued ISP division were previously reported in ‘Others’. The segment information presented excludes these results of operations, which are now reported outside of continuing operations.

     ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

WIPRO LIMITED

     Segment data for previous periods has been reclassified on a comparable basis.

     Information on reportable segments is as follows:

	Year ended March 31, 2003
			India and
	Global IT		AsiaPac IT		Consumer
	Services and		Services and		Care and				Reconciling		Entity
	Products		Products		Lighting		Others		Items		Total
Revenues	Rs.	30,267.46	Rs.	8,040.57	Rs.	2,942.07	Rs.	1,599.80	Rs.	—	Rs.	42,849.90
Exchange rate fluctuations		325.17		5.68		0.61		(6.75)		(324.71)		—

Total revenues		30,592.63		8,046.25		2,942.68		1,593.05		(324.71)		42,849.90
Cost of revenues		(17,737.82)		(6,286.51)		(2,008.18)		(1,143.93)		—		(27,176.44)
Selling and marketing expenses		(1,527.36)		(773.38)		(455.39)		(130.96)		(28.58)		(2,915.67)
General and administrative expenses		(2,632.25)		(509.86)		(57.92)		(72.39)		(4.56)		(3,276.98)
Research and development expenses		(260.48)		—		—		—		—		(260.48)
Amortization of intangible assets		(166.32)		—		—		—		—		(166.32)
Exchange rate fluctuations		—		—		—		—		306.64		306.64
Others, net		12.16		62.80		0.89		9.99		39.78		125.62

Operating income of segment	Rs.	8,280.56	Rs.	539.30	Rs.	422.08	Rs.	255.76	Rs.	(11.43)	Rs . 9,486.27

Total assets of segment (3)	Rs.	22,429.81	Rs.	3,472.80	Rs.	1,085.69	Rs.	1,139.56	Rs.	14,653.03	Rs.	42,780.89
Capital employed (3)		18,961.47		1,012.09		662.13		820.14		14,708.27		36,164.10
Return on capital
Employed (2), (3)		60%		55%		62%		—		—		—
Accounts receivable		5,809.07		1,665.75		197.41		258.62		—		7,930.85
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,308.84		20.77		196.96		60.19		11,509.66		14,096.42
Depreciation		1,210.63		173.77		61.28		36.00		50.03		1,531.71

	Year ended March 31, 2004
			India and
	Global IT		AsiaPac IT		Consumer
	Services and		Services and		Care and				Reconciling		Entity
	Products		Products		Lighting		Others		Items		Total
Revenues	Rs.	43,465.34	Rs.	9,413.26	Rs.	3,567.44	Rs.	1,987.32	Rs.	—	Rs.	58,433.36
Exchange rate fluctuations		309.72		32.19		0.05		(2.40)		(339.56)		—

Total revenues		43,775.06		9,445.45		3,567.49		1,984.92		(339.56)		58,433.36
Cost of revenues		(27,931.09)		(7,303.53)		(2,354.82)		(1,410.50)		—		(38,999.94)
Selling and marketing expenses		(3,520.08)		(919.04)		(595.78)		(218.34)		(25.15)		(5,278.39)
General and administrative expenses		(2,492.72)		(492.52)		(72.16)		(48.05)		(66.23)		(3,171.68)
Research and development expenses		(232.05)		—		—		—		—		(232.05)
Amortization of intangible assets		(299.54)		—		(8.69)		—		—		(308.23)
Exchange rate fluctuations		—		—		—		—		377.56		377.56
Others, net		0.53		31.10		10.28		(0.30)		39.04		80.65

Operating income of segment	Rs.	9,300.11	Rs.	761.46	Rs.	546.32	Rs.	307.73	Rs.	(14.34)	Rs.	10,901.28

Total assets of segment (3)	Rs.	28,610.00	Rs.	5,257.11	Rs.	1,199.67	Rs.	1,643.83	Rs.	21,027.70	Rs.	57,738.31
Capital employed (3)		23,183.87		2,113.27		622.19		1,195.78		20,901.82		48,016.93
Return on capital
Employed (2),(3)		44%		49%		85%		—		—		—
Accounts receivable		7,658.31		2,688.38		227.38		398.87		—		10,972.94
Cash and cash equivalents and investments in liquid and short-term mutual funds		2,598.92		168.24		167.30		502.94		18,338.81		21,776.21
Depreciation		1,686.50		131.81		67.36		38.28		47.90		1,971.85

WIPRO LIMITED

	Year ended March 31, 2005
			India and
	Global IT		AsiaPac IT		Consumer
	Services and		Services and		Care and				Reconciling		Entity
	Products		Products		Lighting		Others		Items		Total
Revenues	Rs.	60,713.22	Rs.	13,403.17	Rs.	4,555.38	Rs.	2,680.73	Rs.	—	Rs.	81,352.50
Exchange rate fluctuations		(24.11)		(8.62)		(0.23)		(6.74)		39.70		—

Total revenues		60,689.11		13,394.55		4,555.15		2,673.99		39.70		81,352.50
Cost of revenues		(38,520.32)		(10,494.17)		(2,926.22)		(1,914.06)		—		(53,854.77)
Selling and marketing expenses		(3,223.47)		(1,150.26)		(876.68)		(184.10)		(31.75)		(5,466.26)
General and administrative expenses		(2,739.10)		(787.66)		(82.26)		(126.93)		(7.65)		(3,743.60)
Research and development expenses		(273.54)		—		—		—		—		(273.54)
Amortization of intangible assets		(122.00)		—		(18.29)		—		—		(140.29)
Exchange rate fluctuations		—		—		—		—		(92.12)		(92.12)
Others, net		14.56		7.21		19.11		17.54		16.87		75.29

Operating income of segment(1)	Rs.	15,825.24	Rs.	969.67	Rs.	670.81	Rs.	466.44	Rs.	(74.95)	Rs.	17,857.21

Total assets of segment (3)	Rs.	38,044.59	Rs.	5,676.32	Rs.	1,670.62	Rs.	1,948.26	Rs.	24,735.32	Rs.	72,075.11
Capital employed (3)		29,411.85		1,594.54		936.44		1,403.21		24,606.37		57,952.41
Return on capital employed (2),(3)		60%		52%		86%		—		—		—
Accounts receivable		11,743.03		2,292.42		263.66		507.25		—		14,806.36
Cash and cash equivalents and investments in liquid and short-term mutual funds		5,397.80		101.85		142.63		493.40		22,492.67		28,628.35
Depreciation		2,182.53		93.32		65.54		47.90		48.67		2,437.96

(1)	Operating income of Global IT Services and Products, India and AsiaPac IT Services and Products, Consumer Care and Lighting, Others and Reconciling Items is after Rs. 310.17, Rs. 19.02, Rs. 5.84, Rs. 4.49 and Rs. 14.34 respectively, of amortization of deferred stock compensation cost arising from the grant of options.

(2)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the year.

(3)	The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill relating to the segment. This goodwill of Rs. 656.24 as of March 31, 2003, 2004 and 2005 has been reported as a component of reconciling items.

     The Company has four geographic segments: India, the United States, Europe and Rest of the world.

     Revenues from the geographic segments based on domicile of the customer are as follows:

	Year ended March 31,
	2003		2004		2005
India	Rs.	12,141.25	Rs.	14,782.65	Rs.	19,349.64
United States		20,047.95		30,868.82		41,811.59
Europe		8,502.65		10,458.73		16,602.35
Rest of the world		2,158.05		2,323.16		3,588.92

	Rs.	42,849.90	Rs.	58,433.36	Rs.	81,352.50

31 Fair Value of Financial Instruments

     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

32 Subsequent Events

     The Board of Directors, in its meeting held on April 22, 2005, proposed a stock dividend in the ratio of one equity shares or ADS for every one equity share or ADS outstanding on the record date. This proposal is subject to the approval of the shareholders at the Annual General Meeting, scheduled to be held on July 21, 2005.

WIPRO LIMITED

Item 19. Exhibits

Exhibit
Number	Description
*1.1	Articles of Association of Wipro Limited, as amended

*1.2	Memorandum of Association of Wipro Limited, as amended

*1.3	Certificate of Incorporation of Wipro Limited, as amended

*2.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt)

*2.2	Wipro’s specimen certificate for equity shares

*4.1	1999 Employee Stock Option Plan

*4.2	2000 Employee Stock Option Plan

*4.3	Wipro Equity Reward Trust

***4.4	2000 ADS Option Plan

****4.5	Wipro Employee ADS Restricted Stock Unit Plan 2004

4.6	Wipro Employee Restricted Stock Unit Plan 2004

***4.7	Form of Indemnification Agreement, as amended

4.8	Form of Agreement for Appointment/Re-appointment of Executive Directors

4.9	Sample Letter of appointment to Non Executive Directors

**11.1	Code of Ethics for Principal and Finance Officers

12.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes Oxley Act

12.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes Oxley Act

13	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

23.1	Consent of Independent Registered Public Accounting Firm

**99.1	Wipro’s Ombudsprocess

99.2	Code of Business Conduct and Ethics

99.3	Audit Committee Charter

99.4	Compensation and Benefits Committee Charter

99.5	Nomination and Corporate Governance Committee Charter

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

**	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on June 9, 2003.

***	Incorporated by reference to Exhibits filed with the Registrant’s Annual Report on Form 20-F filed on May 17, 2004.

****	Incorporated by reference to Exhibits filed with the Registrant’s Registration Statement on Form S-8 filed on February 28, 2005.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

For Wipro Limited

	/s/ Azim H. Premji	/s/ Suresh C. Senapaty

Date: June 13, 2005	Azim H. Premji, Chairman and Managing Director	Suresh C. Senapaty, Executive Vice President, Finance

WIPRO LIMITED

Exhibit 4.6

WIPRO EMPLOYEE RESTRICTED STOCK UNIT PLAN 2004

1.	Short title, extent and commencement

a.	This Plan may be called the “RSU 2004.”

b.	It applies only to the Eligible Employees of the Company, all its subsidiaries (whether now or hereafter existing,) as well as to all the Directors except promoter directors and directors who either by themselves or through their relatives or through any body corporate directly or indirectly hold more than 10% of the outstanding equity shares of the Company. Subject to such approval of SEBI, it shall apply to the employees of associate companies and other business associates.

c.	It shall be deemed to have come into force on the 11 June, 2004 (date of the AGM) or on such other date as may be decided by the Board of Directors of the Company.

2.	Objectives of the Plan

The principal objectives of this Plan which is framed in accordance with the SEBI ( Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines), 1999 are to:

a.	Attract, retain and motivate talented and critical employees;

b.	Encourage employees to align individual performance with company objectives;

c.	Reward employee performance with ownership in proportion to their contribution;

d.	Align employee interest with those of the organization;

3.	Definitions

As used herein, unless repugnant to the context the following definitions shall apply:

a.	“Act” means the Companies Act, 1956

b.	“Applicable Laws” means the legal requirements relating to Restricted Stock Units Plans, including, without limitation, the tax, securities or corporate laws of India, particularly the SEBI (Employee Stock Options and Employee Stock Purchase Scheme) Guidelines, 1999 (“SEBI ESOP Guidelines”), and rules, bye- laws of any stock exchange in which the shares are listed or quoted.

c.	“Administrator” means the Compensation & Benefits Committee.

d.	“Board” means the Board of Directors for the time being of the Company.

e.	“Company” means Wipro Limited.

f.	“Compensation and Benefits Committee” means the Compensation and Benefits Committee appointed by the Board.

g.	“Director” means a member of the Board.

h.	“Permanent Disability” means any disability of whatsoever nature be it physical, mental or otherwise which incapacitates or prevents or handicaps an employee from performing any specific job, work or task which the said employee was capable of performing immediately before such disablement.

i	“Employee” means a permanent employee of the company working in India or out of India; or a director of the company, whether a whole time director or not (but does not include a Promoter Director); or an employee as defined in sub-clauses (a) or (b) of a subsidiary in India or out of India, or of a holding company of the company or subject to approval of SEBI, employees of associate companies and other business associates. An Employee shall continue to be an Employee during the period of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor.

WIPRO LIMITED

j	“Eligible Employee” means an employee who qualifies for issue of Restricted Stock Units under this Plan and who fulfills the conditions as decided in the evaluation process and will include new employees joining the Company as well as those who have been appointed to join the Company. Promoter Employees and Promoter Directors are not eligible under this Plan. Further any person holding 2% or more of the paid up share capital the Company’s equity shares or any director who either by himself or through his relatives or body corporate directly or indirectly holds more than 10% of the outstanding equity shares of the Company shall not be eligible to participate at any time after the commencement of this Plan shall not be eligible under this Plan provided further that the except with the prior approval of Reserve Bank of India, employees who are the citizens of Bangladesh, Pakistan or Sri Lanka shall not be eligible to participate in the Plan.

k.	“Exercise” means making of an application by the Eligible Employee to the company for issue of shares against Restricted Stock Units vested in him in pursuance of the Plan and paying the exercise price for the Restricted Stock Units.

l.	“Exercise Price” means, the price payable by the employee for exercising the Restricted Stock Unit granted to him under the plan as may be decided by the Administrator from time to time, such price being not less than the face value of the share as may be modified from time to time.

m	“Exercise Period” means the time period after vesting within which the employee should exercise his right to apply for shares against the Restricted Stock Unit vested in him in pursuance of the plan.

n.	“Fair Market Value” of a share means the market price as defined by Securities and Exchange Board of India from time to time.

o.	“Market Price” of a share on a given date means the average of the two weeks high and low price of the share preceding the date of grant of option on the stock exchange on which the shares of the company are listed. If the shares are listed on more than one stock exchange, than the stock exchange where there is highest trading volume during the aforesaid period should be considered.

p.	“Optionee” means the holder of an outstanding Restricted Stock Unit granted pursuant to this Plan.

q.	“Plan” means Wipro Employees Restricted Stock Unit Plan 2004

r.	“Restricted Stock Unit (“RSU’”) means a Restricted Stock Option granted pursuant to the Plan, comprising of a right but not an obligation granted to an employee under the Plan to apply for and be allotted shares of the company at the exercise price determined earlier, during or within the exercise period, subject to the requirements of vesting.

s.	“Restricted Stock Unit Agreement” means a written agreement between the Company and an Optionee evidencing the terms and conditions of an individual Restricted Stock Unit grant. The Restricted Stock Unit Agreement is subject to the terms and conditions of the Plan.

t.	“SEBI” means Securities Exchange Board of India or such other statutory authority having power to regulate the Plan from time to time.

u.	“Shares” mean, the equity shares of the company which have no preference in respect of dividends or in respect of amounts payable in the event of any voluntary liquidation or winding up of the Company.

v.	“Subsidiary” means a subsidiary of the Company, whether now or hereafter existing as defined under Section 4 of the Companies Act, 1956.

w.	“Vesting” means the process by which the employee is given the right to apply for shares of the company against the Restricted Stock Unit granted to him in pursuance of the plan.

x.	“Vesting period” means the period after the completion of which the vesting of the Restricted Stock Unit granted to the employee in pursuance of the Plan takes place and does not include any period of service for which employee was not paid salary/wages other than for reasons approved by the Administrator

WIPRO LIMITED

4.	Quantum of shares subject to the Plan

a.	Subject to Section 18 of the Plan the maximum number of the shares which shall be subject to RSU under the Plan is as under:

Nominal value per share	The maximum number of shares subject to RSU under the plan is
Rs. 2 (Two)	2,000,000 ( Two million)

b.	The shares, which are subject to RSU, shall be authorized but unissued shares.

c.	If an RSU expires or becomes unexercisable without having been exercised in full, the unpurchased shares, which were subject thereto, shall lapse and become available for future grant under the Plan (unless the Plan has terminated).

d.	Where shares are issued consequent upon exercise of an RSU under the Plan, the maximum number of shares which are subject to RSU from time to time referred to in Section 4(a) above stands reduced to the extent of such shares issued.

5.	Administration of the Plan

The Plan shall be administered by the Administrator being the Compensation and Benefits Committee of the Company as per the provisions of the Plan.

6.	Powers of the Administrator

Subject to the provisions of the Plan and subject to the approval of any relevant authorities, the Administrator shall have the authority at its sole discretion to;

I.	determine the Exercise Price;

II.	select the Eligible Employees to whom RSUs may from time to time be granted hereunder;

III.	determine the number of shares to be covered by each such RSU granted hereunder including, determination of the number of other ADS RSUs/ Stock options to be granted in substitution of these RSUS, subject to all applicable laws;

IV.	determine the Vesting Period (being minimum one year period between grant and vesting of options as per SEBI ESOP Guidelines) and the exercise period.

V.	determine the number of shares and / or the exercise price in the case of bonus shares, share splits, preferential allotments (if any) and rights issues/dilution and any other form of corporate action.

VI.	approve forms of agreement for use under the Plan;

VII.	determine the terms and conditions, of any RSU granted hereinunder not being inconsistent with the provisions of the Plan

VIII.	prescribe, amend and rescind rules and regulations relating to the Plan; and

IX.	construe and interpret the terms of the Plan and RSUs granted pursuant to the Plan

Administrator shall frame suitable policies and system to ensure that there is no violation of (a) SEBI (Insider Trading) Regulations, 1992 and SEBI (Prohibition of Fraudulent and Unfair Trade Practices relating to the securities market ) Regulations, 1995 by any employee.

No RSUs shall be offered unless disclosures as specified in Schedule IV are made by the Company to the prospective option grantees.

WIPRO LIMITED

7.	Effect of Administrator’s decisions

All decisions, determinations and interpretations of the Administrator shall be final and binding on all concerned.

8.	Eligibility for grant of RSUs

a.	Only Eligible Employees are entitled to the grant of RSUs

b.	Each RSU shall be designated in the RSU Agreement.

c.	Neither the Plan nor any RSU shall confer upon any Optionee any right with respect to continuing the Optionee’s relationship as an Employee with the Company, nor shall it interfere in any way with his or her right or the Company’s right to terminate such relationship at any time, for any reason whatsoever.

d.	Confidentiality: No employee who holds any RSUs / shares under the Plan shall disclose the details of the Plan and/ or his/ her holding, to any person, except with the prior permission of the company.

9.	Rights of an Optionee

Unless and until the RSUs have been exercised and/or transferred/allotted to the name of the Optionee in accordance with the provisions of the Act, the Optionee or his/her nominee shall not have any rights whatsoever as a shareholder including rights for receipt of dividend and/or for voting with respect to RSUs granted.

10.	Term of Plan for the purpose of Grant

The Plan shall become effective upon approval by the Shareholders. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 20 of the Plan or extended for such further periods from time to time. It is further clarified that the grant of Award shall be made during the first ten years of the Plan unless sooner terminated under Section 20 of the Plan or extended for such further periods from time to time.

11.	Term of RSU

The term of each RSU shall be stated in the RSU Agreement; provided, however, that the term shall be no more than six (6) years from the date of grant thereof.

12.	Maximum quantum of RSUs per Optionee

The maximum quantum of RSU per Optionee shall not exceed 1% of the total paid up equity capital during the tenure of the plan. Further allotment of shares to an Optionee during any one year exceeding 1% of the issued capital at the time of allotment of shares shall be subject to a separate resolution.

13.	Vesting periods of RSUs

a.	The minimum vesting period of an RSU shall not be less than a period of 12 months from the date of grant of the RSU or such other shorter period or periods as may be decided by the administrator provided such shorter periods are in compliance with the SEBI ESOP Guidelines applicable from time to time

b.	The maximum vesting period of an RSU shall not be of a period more than 84 months from the date of the grant of the RSU.

c.	Subject to the minimum and maximum vesting periods of an RSU referred to in Section 13(a) and (b) above, the Administrator shall have the sole discretion to decide upon the vesting periods in respect of any Optionee or a category of Optionee.

WIPRO LIMITED

14.	Consideration payable by Optionees while exercising RSU

a.	The consideration payable by an Optionee for exercising an RSU would be as per the exercise price.

b.	The consideration to be paid for the shares to be issued upon exercise of an RSU, including the method of payment shall be determined by the Administrator at the time of grant. Such consideration may be paid by way of;

i.	cash

ii.	cheque or cheque equivalent

In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

15.	Methodology of Exercise of RSUs

a.	Procedure for Exercise of RSUs

An RSU granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the RSU Agreement. The RSU shall be deemed exercised when the Company receives;

i.	written or electronic notice of exercise (in accordance with the RSU Agreement) from the person entitled to exercise the RSU

ii.	full payment for the shares with respect to which the RSU is exercised.

RSUs will become exercisable in part or whole. The unexercised portion of the RSU will continue to be available to the Optionee or the nominee, for exercise, in case of specified circumstances such as separation, death, disability, etc up to such time frame as provided for in the Restricted Stock Unit agreement.

b.	Exercise of RSUs in the case of separation of an Employee from the Company

i.	In the event of separation of an employee from the company due to reasons of permanent and total disability of the Optionee, the Optionee may exercise his or her RSU both vested as well as unvested immediately after the date of permanent and total disability but in no event later than six months from the date of separation from employment.

ii.	In the event of death of an employee while in employment with the Company, the RSUs granted both vested and unvested may be exercised by the Optionee’s nominee immediately after, but in no event later than six months from the date of Optionee’s death.

iii.	In the event of termination of employment for reasons of misconduct, all RSUs including those, which are vested but not exercised at the time of termination of employment, shall expire and stand terminated with effect from the date of such termination.

iv.	In the event of resignation from employment for reasons of normal retirement or an early retirement specifically approved by the company, the RSUs granted both vested and unvested may be exercised by the Optionee or his/her nominee, as the case may be immediately after, but in no event later than six months from the date of Optionee’s retirement

v.	In the event of resignation, all RSUs, which are not vested on the date of separation, shall expire and stand terminated with effect from that date . However, all RSUs which have already been vested as on that date shall be exercised by the employee immediately but not later than 7 days from the effective date of /separation of the employee.

vi.	In the event of abandonment of service by an Optionee without the Company’s consent, all RSUs including those, which are vested but were not exercised at the time of abandonment of service shall stand terminated with immediate effect. The date of abandonment of an employee shall be decided by the Company at its sole discretion which, decision shall be binding on all concerned.

WIPRO LIMITED

vii.	In the event of termination with or without cause other than termination of employment for reasons of misconduct as per 15 b iii above, all RSUs, which are not vested on the date of termination, shall expire and stand terminated with effect from that date . However, all RSUs which have already been vested as on that date shall be exercised by the employee immediately but not later than 7 days from the effective date of termination of the employee.

c.	Breach of the policies of the Company or the terms of employment

In the event of breach of the policies of the company or the terms of employment by the Optionee, during the term of his employment and thereafter for a period of one year, all RSUs including those which are vested but not exercised at the time of such breach shall expire and stand terminated with effect from the date of such breach.

d.	Cashless exercise of Restricted Stock Units: Cash less exercise of Restricted Stock Units may be made by the Optionee which shall be subject to regulatory restrictions and permissions, as may be applicable. Under the cashless system of securities, the Company may itself fund or permit the empanelled stock brokers to fund the payment of exercise price, which shall be adjusted against the sale proceeds of some or all the shares subject to the provisions of the Act.

16.	Consequence of failure to exercise RSU

The amount payable by the employee, if any, at the time of grant of RSU:

I.	may be forfeited by the company if the RSU is not exercised by the employee within the exercise period; or

II.	the amount may be refunded to the employee if the RSUs are not vested due to non-fulfillment of condition relating to vesting of RSU as per the Plan.

17.	Non transferability of RSU

The RSUs granted under this Plan are not eligible to be sold, pledged, assigned, hypothecated, transferred or disposed or alienated of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the life time of the Optionee, only by the Optionee.

18.	Adjustments of number and exercise price of RSU in certain cases

a.	Capitalization by way of issue of bonus shares:

Subject to any required action by the shareholders of the Company, all the Restricted Stock Units including those which are vested but were not exercised and / or, as well as the price per share covered by each such outstanding RSU, shall be proportionately adjusted for any increase in the number of issued shares resulting from issue of bonus shares without receipt of consideration by the company provided however that price per share shall not be reduced below the par value of the share as on the date of allotment of such bonus shares.

b.	Issue of rights shares:

Subject to any required action by the shareholders of the Company, all the RSUs including those which are vested but were not exercised and/or the price per share covered by each such outstanding RSU, shall be proportionately adjusted for any increase in the number of issued shares resulting from issue of rights shares provided however that price per share shall not be reduced below the par value of the share as on the date of allotment of such rights shares.

c.	Issue of additional equity (other than by way of issue of rights shares, or allotment of shares under an Employee Stock Option Scheme/Employee Stock Purchase Scheme/Restricted Stock Units scheme) :

In the event of issue of additional equity shares other than by way of rights share at less than fair market value, the Optionee shall have the right to acquire shares covered by each outstanding RSU at the value at which the additional equity is infused, for a quantum, equivalent to the proportion of the awarded RSUs bears to the total paid up equity capital of the Company before the infusion of equity.

d.	Merger or Asset sale:

In the event of a merger of the Company with or into another company, all the RSUs including those which are vested but were not exercised, and/or the price per share covered by each such outstanding shall be proportionately adjusted to give effect to the merger or asset sale provided however that price per share shall not be reduced below the par value of the share

WIPRO LIMITED

as on the date of merger. Such adjustment shall include the substitution of options of any other company/ companies and the terms and conditions thereof as may be decided by the Compensation Committee.

e.	Demerger :

In the event of demerger of the company into a separate legal entity, the administrator shall in consultation with the parties to the transaction, decide on the manner in which and the terms and conditions on which the issue regarding outstanding Restricted Stock Units of the company held by the Restricted Stock Optionees is to be addressed before consent for such demerger is given by the shareholders of the company.

f.	Dissolution or liquidation of the Company:

In the event of dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator at its discretion may provide for an Optionee to have right to exercise his or her RSU until 15 days prior to such transaction as to all of the RSU Stock covered thereby, including shares as to which the RSU would not otherwise be exercisable.

19.	Time of granting RSUs

The date of grant of an RSU shall be the date specified in the “Restricted Stock Unit Agreement”.

20.	Amendment and Termination of the Plan

a.	Amendment and Termination :

The Board may subject to 20(b) below, at any time amend, alter, suspend or terminate the Plan provided that such variation is not prejudicial to the interest of the RSU holder.

b.	Shareholder approval :

The Board shall obtain shareholder approval by way of special resolution in a general meeting of the Company for any amendment to the Plan to the extent necessary and desirable to comply with Applicable Laws.

The notice for passing special resolution shall contain the information as set out in Clause 6.2 of SEBI ESOP Guidelines.

c.	Effect of Amendment or Termination:

No amendment, alteration, suspension or termination of the Plan shall impair the rights or be prejudicial or detrimental to the interests of the Optionee..

21. Conditions Upon Issuance of shares

a.	Legal Compliance :

Shares shall not be issued pursuant to the exercise of an RSU unless the exercise of such RSU and the issuance and delivery of such shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

b.	Inability to obtain authority:

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.

22.	Reservation of Shares

The Company during the term of this Plan, shall at all times reserve and keep available such number of shares as part of its authorized share capital as shall be sufficient to satisfy the requirements of the Plan.

23.	Shareholder approval

The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required by Applicable Laws.

WIPRO LIMITED

Exhibit 4.8

FORM OF AGREEMENT FOR APPOINTMENT/RE-APPOINTMENT OF EXECUTIVE DIRECTORS

     This Agreement made this                     day of                      between WIPRO LIMITED, a public limited company incorporated under the Companies Act, 1913 and deemed to be registered under the Companies Act, 1956 and having its registered office at Doddakannelli, Sarjapur Road, Bangalore hereinafter referred to as the “Company” (which expression shall unless it be repugnant to the context, be deemed to include its successors and assigns) of the ONE PART and Mr                     , residing at                                          hereinafter referred to as (Designation) of the OTHER PART;

     WHEREAS

1.	At the Annual General Meeting held on , the members of the Company had approved the appointment/re-appointment of Mr as (Designation) of the Company for a period of years with effect from (date) as per the terms and conditions as well as the remuneration and perquisites to be determined by the Board of Directors of the Company.

2.	In terms of the Corporate Governance guidelines and pursuant to the approval of the Nomination and Corporate Governance Committee and Compensation & Benefits Committee the Board of Directors of the Company at their meeting held on , had resolved to appoint/ re-appoint Mr (name and designation of the Executive Director) for a further period of with effect from on the terms and conditions as well as the remuneration and perquisites as contained in an agreement to be executed between the Company and the (designation) subject to the approval of the members in a General Meeting.

3.	The parties are now desirous of recording the said terms and conditions as well as the terms and conditions as well as the terms of remuneration and perquisites in an agreement.

     NOW IT IS HEREBY AGREED BY AND BETWEEN THE PARTIES AS FOLLOWS:

1.	Mr shall hold the office of the for a period of from . The said shall however be entitled for re-appointment or extension of his term of office by further periods not exceeding .

2.	That the shall faithfully, diligently and honestly and to the best of his ability and power manage all business affairs of the Company and in particular all the business affairs of the Company and do and execute all such acts, deeds and things for carrying out its objects as may from time to time be assigned to him by the Directors of the Company or as may be vested in him by the Directors of the Company or as may be vested in him as such under these presents, and he shall in all respects conform to and comply with all lawful orders and directions issued and given by them to him and shall well and faithfully serve the company and use his best endeavours to promote its interests.

3.	The shall be entitled to the following remuneration and perquisites which are in accordance with Schedule XIII of the Companies Act, 1956.

i.	Salary :

ii.	Special Allowance :

iii.	Commission :

Perquisites :

The                      shall be entitled to all the perquisites listed herein below in addition to the salary and commission mentioned above;

a.	Housing :

b.	Medical Reimbursement :

c.	Leave Travel Concession :

d.	Club Fees :

e.	Personal Accident Insurance/Group Life Insurance :

f.	Provident Fund/Pension :

g.	Gratuity :

h.	Use of Car with Driver :

i.	Telephone facility at residence :

WIPRO LIMITED

j.	Servant :

k.	Watchman :

l.	Gardener :

Other terms and conditions:

a.	In the event of absence or inadequacy of profits in any financial year during the tenure of the , salary and perquisites subject to the limits stipulated under Schedule XIII read with Section 269 and 309 of the Companies Act, 1956, is payable.

b.	“Family” means the spouse and dependent children of

c.	Leave with full pay and allowances shall be allowed as per the Company’s rules.

d.	Reimbursement of entertainment expenses actually and properly incurred in the course of business of the Company shall be allowed.

e.	No sitting fees shall be paid to the for attending the meetings of the Board of Directors or Committees thereof.

f.	The shall not be liable to retire by rotation.

4.	Subject to the supervision, control and direction of the Board of Directors of the Company and subject to the provisions of the Companies Act, 1956 the of the Company shall have the power to do all acts, matters and things deemed necessary, proper or expedient for carrying on the business affairs of the Company and shall have all powers as may be delegated to him under separate power of attorney to be executed by the Company in his favour and generally to act for the Company and may delegate all or any of the powers to any Directors, Managers, Agents or other persons as he may think fit and he shall have the power to grant to any such person such powers of attorney as he may deem expedient and he may at pleasure revoke such powers.

5.	That the shall not exercise any of the following powers on behalf of the Company namely;

a.	make any calls on the shareholders in respect of any moneys remaining unpaid on their shares

b.	borrow any moneys or make any loans except within the limits and for the purpose fixed by the Directors of the Company at a Board meeting, and

c.	Invest any funds of the Company except upto the limits specified in a resolution passed by the Directors of the Company at a Board meeting, and that the nature of the investments which may be made by him shall be such as may be specified in such resolution of the Board.

6.	The remuneration and perquisites specified in this agreement shall, however, be increased by the Board of Directors from time to time at their discretion.

IN WITNESS WHEREOF the Common Seal of the Company has been hereunto affixed and Mr                     has hereunto set and subscribed his hand the day and year first hereinabove written.

The Common Seal of Wipro Limited was hereunto
Affixed pursuant to a resolution passed by the Board
of Directors in that behalf on                      in the
Presence of Mr                      and countersigned
by Mr

SIGNED, SEALED AND DELIVERED BY THE ABOVE
NAMED Mr
in presence of Mr                     .

WIPRO LIMITED

Exhibit 4.9

SAMPLE LETTER OF APPOINTMENT TO NON EXECUTIVE DIRECTORS

     Mr

     Dear Mr

     I wish to inform you that the Nominating & Corporate Governance Committee of the Board has recommended your appointment as a Non Executive Independent Director of the Board of Directors of Wipro Limited (the Company) and the Board at its meeting held on                      approved the same.

     It is indeed our privilege to have you on our Board and with your expertise in                     matters; we believe that our Company would be able to achieve greater success in the coming years.

     I am writing this letter to you to set out the terms of your appointment. It is agreed that this is a contract for services and is not a contract of employment.

     Appointment

     Your appointment will be for an initial term of three years commencing on                     (date), unless otherwise terminated earlier by and at the discretion of either party upon (one month’s) written notice. Continuation of your contract of appointment is contingent on satisfactory performance and you are eligible for election as a director at the forthcoming Annual General Meeting and, if elected, will be subject to retirement by rotation under the Companies Act, 1956 as well as the Memorandum and Articles of Association of the Company.

     At any time during your tenure including re-election time under the Company’s Memorandum and Articles of Association or the law, your performance as a director may be reviewed in accordance with processes agreed to by the Board from time to time. A recommendation as regarding re-appointment may be made in notices of meeting or other materials provided to shareholders. You may be required to agree to participate in such reviews.

     Time Commitment

     Overall, we anticipate a time commitment of (number) of days per year after the induction phase. Currently, that would typically comprise attendance at;

-	4 scheduled board meetings. All the meetings would be held in Bangalore, India. Normally, the Board meeting will take place over two days. Travel time will be in addition to the meeting time mentioned herein.

-	Annual General Meeting

-	Committee meetings which occur at times other than those days set aside for Board meetings.

     In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

     By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The consent of the Chairman is required to be sought before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

     The heavy travel burden associated with attending meetings is recognized and directors are, with the consent of the Chairman, permitted to attend meetings “electronically” when necessary. However, attendance through audio/video conference will not be taken into consideration for the purpose “attendance/ quorum” at a Board meeting as this has not been approved under the Companies Act, 1956.

     Technology

     By consent to become a director, you consent to the use of video, telephone, electronic mail, any other technology which permits each director to communicate with every other director.

     Role

     The management and control of the business of the Company is vested with the Board. The Board reserves for their own decision the adoption of the strategic direction of the Company, the appointment of key senior executives, approval of accounts, approval of the business plan and the budget, approval of financial policies, review of operating results, risk management strategy, ensuring the effectiveness of governance practices, succession planning and capital expenditure. The Board has delegated responsibility for the management, through the Chairman and Managing Director, to executive management.

     As a non-executive director of the Company, you will be expected to participate as a member of the Board in;

-	constructively challenging and helping to develop proposals on strategy of the Company

WIPRO LIMITED

-	setting values and standards for the Company and establishing systems for their communication and monitoring

-	monitoring the performance of management in meeting agreed goals and objectives

-	satisfying yourself as to the adequacy and integrity of financial and other reporting to the Board and Shareholders and that there are adequate systems of internal control, and

-	satisfying yourself that systems for identification and management of risks are robust and appropriate

     For detailed duties of the Board, you are requested to refer the attached Corporate Governance Guidelines of the Company.

     Fees

     You will be paid a commission of (amount) on a quarterly basis, which will be subject to an annual review by the Board. In addition, the
                 Company will pay you the following;

-	Rs. for attendance at a scheduled board meeting. Where a Board meeting occurs outside the schedule, an addition fee may be paid.

-	Rs. per annum for attendance at a committee meeting (as a Committee Chairman/Member)

     The Company will reimburse you for all reasonable and properly documented expenses in connection with your travel for attending the Board meeting.

     Outside Interests

     It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, you are requested to disclose the same to the Chairman and Company Secretary as soon as apparent.

     The Board of the Company has determined you to be independent in terms of “Independence” requirements as stipulated by the Indian Stock Exchanges and NYSE.

     If your circumstances change in any way which may affect your status as an independent director, you must immediately disclose this to the Board.

     You are requested to be aware that under the law, you will generally not be entitled to participate at the decision at a Board meeting, or to vote, on any matter on which you have a material person interest unless the other directors unanimously decide otherwise.

     Confidentiality

     All information acquired during your appointment is confidential to the Company and you are requested not to release, either during your appointment or following termination (by whatever means) to third parties without prior clearance of the Chairman. In this connection, you are also requested to sign the confidentiality agreement enclosed herewith.

     Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently, you are requested to avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Company Secretary.

     Director orientation/Induction

     Immediately after appointment, the Company will provide a comprehensive and formal induction. This will include the “New Director Tool Kit” as detailed in the Corporate Governance Guidelines of the Company. We will also arrange for site visits and meetings with key senior and middle management personnel of our Company.

     Review Process

     The performance of individual directors and the whole Board and its Committees is evaluated annually. You agree that you will participate in;

-	Continuous improvement programs from time to time determined by the Board as being appropriate for directors

-	Participate in processes of internal and external review of director, board and committee performance as may be determined to be appropriate by the Board from time to time.

     You acknowledge that such process may result in positive or negative recommendations in relation to your candidature for re-appointment to the Board.

     If in the interim, there are any matters which cause you concern about your role, you are requested to discuss them with the Chairman as soon as is appropriate.

WIPRO LIMITED

     Insurance

     The Company has Directors’ & Officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. The current indemnity limit is                     (amount); Gist of the policy document is attached for your reference. In this connection, you are also requested to sign the indemnification agreement as per the enclosed annexure.

     Notification of personal interests

     Under the Indian Companies Act, 1956, Indian Stock Exchange Listing Requirements and NYSE Listing Standards, the Company is required to provide information about the Directors to those stock exchanges. Filings concerning Directors must also be made with various government authorities.

     You agree that you will provide to the Company Secretary promptly (and within required timeframes for filing that information) all information about you which may be required for this purpose including (without limitation)

-	details of your name, address, father’s name, date and place of birth, nationality

-	details of companies in which you are acting as a director

-	details of committees of other companies in which you are acting as Chairman or Member

-	details of companies in which your shareholding is more than 2%

-	details of shares of the company held by you and your relatives and transactions in such shares from time to time.

     Committees

     This letter refers to your appointment as a non-executive director of the Company. In the event that you are also asked to serve on one or more of the Board committees, this will be covered in a separate communication setting out the Committee’s terms of reference, any specific responsibilities and any additional fees that may be payable.

     Other corporate documents

     You are provided with the following corporate documents which you are requested to go through as soon as possible.

1.	Vision statement of the Company

2.	Composition of the current Board of Directors

3.	Composition of the Committees of the Board

4.	Charters of the Committees

5.	Corporate Governance guidelines

6.	Code of Business Conduct and Ethics

7.	Annual Report for the last three years

8.	Calendar of Board meetings

9.	Earlier agenda of the Board and Committee meetings (last three quarters)

10.	Insider Trading Policy

11.	An executive summary on Directors & Officer insurance

12.	Confidentiality Agreement

13.	Indemnification Agreement

14.	Any other material that may be relevant

     Announcement of your appointment

     I will seek your clearance to enable us to make an announcement to the Indian Stock Exchanges and NYSE of your appointment to the Board of the company.

     We look forward to welcoming you to our Board. Please feel free to contact me on (phone number) or the Company Secretary on (phone number) if you have any queries in relation to the above.

Chairman of the Board

ACKNOWLEDGMENT AND CONSENT

     The undersigned has read and understands the foregoing terms of appointment dated                      and agrees to abide by the terms contained therein.

     Signature:

     Printed Name:

WIPRO LIMITED

Exhibit 12.1

CHIEF EXECUTIVE OFFICER CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

        I, Azim H. Premji, certify that:

1.	I have reviewed this annual report on Form 20-F of Wipro Limited, hereinafter referred to as the Company, for the year ended March 31, 2005;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalents functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 13, 2005

/s/ Azim H. Premji
Azim H. Premji
Chief Executive Officer

WIPRO LIMITED

Exhibit 12.2

WIPRO LIMITED
CHIEF FINANCIAL OFFICER CERTIFICATION
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

        I, Suresh C. Senapaty, certify that:

1.	I have reviewed this annual report on Form 20-F of Wipro Limited, hereinafter referred to as the Company, for the year ended March 31, 2005;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)	Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalents functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 13, 2005

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer

WIPRO LIMITED

Exhibit 13

WIPRO LIMITED
CERTIFICATE OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Azim H. Premji, Chief Executive Officer of Wipro Limited, hereinafter referred to as the Company, certify, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i)	the Annual Report of the Company on Form 20-F for the fiscal year ended March 31, 2005, as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)	information contained in such Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ Azim H. Premji
Azim H. Premji
Chief Executive Officer

I, Suresh C. Senapaty, Chief Financial Officer of Wipro Limited, hereinafter referred to as the Company, certify, pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i)	the Annual Report of the Company on Form 20-F for the fiscal year ended March 31, 2005, as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii)	information contained in such Annual Report on Form 20-F fairly presents in all material respects the financial condition and results of operations of the Company.

Date: June 13, 2005

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer

WIPRO LIMITED

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Wipro Limited
Doddakanelli
Sarjapur Road
Bangalore
Karnataka 560035
India

Dear Sirs,

We consent to incorporation by reference in the registration statement (Nos. 333-111164 and 333-123043) on Form S-8 of Wipro Limited and subsidiaries of our report dated April 22, 2005, relating to the consolidated balance sheets of Wipro Limited and subsidiaries as of March 31, 2005, and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005, which report appears in the annual report on Form 20-F of Wipro Limited and subsidiaries.

Yours faithfully,

KPMG
Bangalore, India
June 13, 2005

WIPRO LIMITED

Exhibit 99.2

WIPRO LIMTED
CODE OF BUSINESS CONDUCT AND ETHICS

1.	Our Promise

2.	Chairman’s Message

3.	Policy on Business Relationships

4.	Conflict of Interest Policy

5.	Controllership Policy

6.	Policy on Insider Trading

7.	Policy on Fraudulent and Unfair Trade Practices in the Securities Market

8.	Policy on Intellectual Property

9.	Policy on Competition

10.	Electronic Resources Usage Policy

11.	Privacy and Confidentiality Policy

12.	Wipro Equal Employment Opportunity Policy, Employment Policy and Policy on Prohibition of Harassment & Discrimination

13.	Media Policy

14.	Advertisement Policy

15.	Environment, Health and Safety Policy

16.	Policy on Separation

17.	Maintaining And Managing Records

18.	Records On Legal Hold

19.	Export Controls

20.	Confidential Information

21.	Selecting Suppliers

22.	Lobbying

23.	Government Contracts

24.	Elimination of child labour

25.	Free And Fair Competition/Antitrust

26.	Antiboycott

27.	Freedom of association.

28.	Industrial Espionage

29.	Abolition of forced labour.

30.	General

31.	Procedure for reporting Concerns

WIPRO LIMITED

1.	OUR PROMISE

     “With utmost respect to Human Values, we promise to serve our Customer with Integrity, through Innovative, Value for Money Solutions, by Applying Thought, day after day”.

     The four Implied Values* encapsulated in this promise represent our Company Values are:

Human Values	—	We respect the unique needs of Customers and employees. We are sensitive to their differing needs in our interactions with them.

Integrity	—	We deliver what we commit with honesty, truthfulness, reliability and uprightness in whatever we do.

Innovative Solutions	—	We consistently offer novel and superior solutions to satisfy the needs of the Customer.

Value for Money	—	We delivering higher value to the Customer through continuous improvement in quality, cost, speed and simplified processes.

*	For more details read our booklet ‘Wipro Values’.

2.	CHAIRMAN’S MESSAGE

     Our Values and Promise form the essence of Wipro. They guide us through difficult situations, controversies and moral dilemmas by defining parameters for right and wrong actions. They are the touchstone of our morality and our way of life.

     As employees of Wipro, you are the manifestation of our Values. By joining us, you have also joined a movement, a way of life and we are honoured to have you with us as partners and custodians of our value system. One of the Values we cherish is Integrity. Very simply it means that we deliver what we commit. Honesty, truthfulness, reliability and uprightness in whatever we do. Always tell the truth so you do not have to remember what you had said.

     We believe that all of you have the maturity and integrity to take a call when faced with major choices and dilemmas. To make your job easier we have tried to define some guidelines in critical areas like conflict of interest, confidentiality, intellectual property, insider trading, sexual harassment etc. Some examples are also given for clarification.

     This handbook attempts to serve two purposes. Firstly to guide you through the tough choices you may be faced with, in the daily execution of your role. And secondly to help create confidence in the mind of our customers, investors, suppliers and the society at large with respect to our dependability and sincerity.

_ Azim Premji

3.	POLICY ON BUSINESS RELATIONSHIPS

     The Company will only obtain and conduct business legally and ethically. The quality of our products and the efficiency of our services at the most competitive prices is our greatest tool in marketing our business. Profits do not justify unfair / unethical business tactics. No contribution is permitted without the prior approval of the management of the Company, any fund or other assets belonging to the Company for political purposes in any territory or country. We should uphold the highest standards of integrity in all third party dealings. We should ensure that third parties do not violate the Company’s policies and should never give, offer, or authorize the offer, directly or indirectly (proxy bribing) , of anything of value (such as money, goods or service) to any third party including government official to obtain any improper advantage. A contribution or entertainment should never be offered under circumstances that might create the appearance of an impropriety. Some very modest gifts, with a value not exceeding USD 25 or equivalent currency, appropriate to give in the normal course of business practice may be acceptable if they meet the following criteria;

-	They are consistent with accepted business practices.

-	They do not violate applicable law.

-	They cannot be reasonably construed as payment or consideration for influencing or rewarding a particular decision or action.

-	Their public disclosure would not embarrass Wipro.

WIPRO LIMITED

4.	CONFLICT OF INTEREST POLICY

     The term “conflict of interest” pertains to situations in which financial or personal considerations may compromise, or have the appearance of compromising our judgment of professional activities. A conflict of interest exists where the interests or benefits of one person or entity conflict with the interests or benefits of the Company.

     In consideration of your employment with the Company, you are expected to devote your full attention to the business interests of the Company. You are prohibited from engaging in any activity that interferes with your performance or responsibilities to the Company or is otherwise in conflict with or prejudicial to the Company. It is a conflict of interest to serve as a director of any company that competes with the Company. Although you may serve as a director of the Company supplier, customer, developer, or other business partner, our policy requires that you first obtain approval from the Company’s Corporate Legal Department before accepting a directorship.

     As a general rule, you should avoid conducting the Company business with a relative or significant other, or with a business which a relative or significant other is associated in any significant role. If such a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to the Company’s Chief Financial Officer. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business. (For the definition of a relative / significant other please refer Integrity Manual)

     The Company discourages the employment of relatives in positions or assignments within the same department and prohibits the employment of such individuals in positions that have a financial dependence or influence (e.g., an auditing or control relationship, or a supervisor/subordinate relationship). Willful withholding of information regarding a prohibited relationship/reporting arrangement may be subject to corrective action, up to and including termination.

     The outside publication of books, articles or manuscripts which relate in any way to the Company’s business does not require any action if the material is first submitted and approved by the management and provided that in all these communications there is a legend attached to state the following

     ‘The views expressed in this article/presentation are that of mine and Wipro does not subscribe to the substance, veracity or truthfulness of the said opinion’.

     The Company may, after considering the facts and circumstances of each case, permit certain employees to work for certain Non-Governmental Organisations, Clubs and Charitable Institutions. The employee should ensure that his services do not in any manner affect the Company’s interest. The employee shall not accept remuneration for any service rendered by him except reimbursement of expenses that has been incurred by him for having provided the service (travel expenses, lodging, boarding, etc).

     If a proposed transaction or situation raises any questions or doubts in your mind you should consult the Legal Department or Human Resources Department.

5.	CONTROLLERSHIP POLICY

     We all have a responsibility to protect the assets of the Company, ensure optimal utilization of assets and to report and record all transactions. We should protect the Company’s assets from loss, damage, misuse or theft and assets may only be used for business purposes and other purposes specifically approved by management and must never be used for illegal purposes. Employees who have access to proprietary and confidential information must take every precaution to keep it confidential. Every employee should protect the reputation of the Company, its employees and its products. Employees should never make any false or artificial entries in any records.

6.	POLICY AGAINST INSIDER TRADING

     Insider trading is prohibited by both Law as well as by the Company policy. Insider Trading generally involves the act of subscribing or buying or selling of the Company’s Securities, when in the possession of any Unpublished Price Sensitive Information about the Company. It also involves disclosing any Unpublished Price Sensitive Information about the Company to others who could subscribe or buy or sell the Company’s Securities. Insider Trading invokes severe civil and criminal penalties not only on the Insider but also on the Company in certain circumstances under Federal Securities Statutes of the United States of America as well as the Regulations issued in India under the Securities and Exchange Board of India (SEBI) Act, 1992.

     “Price sensitive information” is information which relates directly or indirectly to a Company and which if published is likely to materially affect the price of Securities of a Company. It is important to note that both positive and negative information could be price sensitive. Employees are encouraged to follow the Insider Trading Code at all times. Punishment for violation can include wage freeze, termination and even a criminal offence resulting in a fine or penalty.

WIPRO LIMITED

7.	POLICY ON FRAUDULENT AND UNFAIR TRADE PRACTICES IN THE SECURITIES MARKET

     The Company’s securities are listed on all the major Stock Exchanges in India and its American Depository Receipts are listed on the NYSE. The Company is committed to comply with securities laws in all jurisdictions in which the Company’s securities are listed. The Company prohibits fraudulent and unfair trade practices in the securities market, with regard to the securities of the Company or of any company Wipro has business dealings with. This policy shall apply to directors and employees of the Company.

8.	INTELLECTUAL PROPERTY POLICY

     We have an utmost obligation to ourselves to identify and protect the intellectual properties, trade secrets and other confidential information owned by the Company and it’s clients or associates because it is critical to our success. By “Intellectual Property Rights ( IPR ) we mean generally patented or potentially patentable inventions, trademarks, service marks, trade names, copyrightable subject matter, and trade secrets.

     We have an obligation to protect Wipro IPR and Client IPR at all times. Always consult legal counsel of the concerned business department whenever an IPR issue is involved and you are not clear on the course of action to be taken.

9.	COMPETITION POLICY

     The Company shall compete only in an ethical and legitimate manner. It prohibits all actions that are anti-competitive or otherwise contrary to laws that govern competitive practices in the marketplace. As the Company’s business interests are spread across the world, the Company may be subject to competition laws of various jurisdictions and shall comply with the same.

     Employees are required not to enter into agreements, discussions with competitors about any matter relating to competition between the Company and its competitor, such as sales prices, marketing strategies, market shares and allocation of market, territories, supply and sources or customers, nor enter into any agreement with competitors that affect prices and constitute illegal price–fixing prohibited under the Competition laws. Employees should not conduct themselves in such manner that it is perceived as Industrial espionage or commercial bribery. Also, employees should ensure that distributors or agents selling the Company’s products, should enter into any accepted practices, like bundling of products, discounts on the market price, free gifts etc., only with the express permission of the Company. Employees should not initiate or encourage boycotts of specific products or services or arbitrary refusal of dealing with designated customers or suppliers. One should not enter into agreements or arrangement in restraint of trade, prices, quality of products or services or in any manner monopolize any part of trade or commerce by controlling the supply of a product or service with the intention to control its price or to exclude competitors from the market.

     Further, employees should not be encouraged to disclose confidential information that is associated with his previous employment. Always consult the legal counsel in case of doubt.

10.	ELECTRONIC RESOURCES USAGE POLICY

     Electronic resources form the backbone of the Company and hence norms for their usage are very important. Employees should ensure that they use only licensed software and take back-up of all important data. Uses that threaten the integrity of the system, the privacy of others, or that are otherwise illegal, are hence forbidden. The company reserves the right to access and monitor all messages and files on its system, including information regarding employee Internet use, as and when deemed necessary and appropriate. The electronic resources shall be used in an effective, ethical and lawful manner. Users who receive or notice obscene or inappropriate messages are needed to report the same immediately to their supervisor or Human Resources Department. The Information Management Group (IMG) assigned Company e-mail address should be used for official purposes only. Upon assignment to a client site, please write to mailadmin@wipro.com to dot forward his wipro.com mail to the client e-mail address.

11	. PRIVACY AND CONFIDENTIALITY POLICY

     One of the biggest concerns in the present information technology era is protection of confidential and personal information that is collected and disseminated. The Company understands that protection of all confidential information is essential. We are committed to protecting business and personal information of a confidential nature obtained from clients, associates and employees. “Confidential information” includes all trade related information, trade secrets, confidential and privileged information, customer information, employee related information, strategies, administration, research in connection with the Company and commercial, legal, scientific, technical data that are either provided to or made available to the employee by the Company to facilitate his work or that the employee

WIPRO LIMITED

is able to know or has obtained access by virtue of his employment or position with the Company. Employee should never accept information offered by a third party that is represented as confidential, or which appears from the context or circumstances to be confidential, unless an appropriate nondisclosure agreement has been signed with the party offering the information. The legal department can provide nondisclosure agreements to fit any particular situation.

12. WIPRO’S EQUAL OPPORTUNITY, EMPLOYMENT POLICY AND POLICY PROHIBITING DISCRIMINATION AND HARASSMENT

     The Company’s greatest asset is its employees. The Company is committed to attracting, retaining, and developing the highest quality and most dedicated work force possible in today’s market. The Company endeavors to offer equality of opportunity to all employees and not to engage in or support discrimination in hiring, compensation, access to training, promotion, termination or retirement based on ethnic and national origin, race, caste, religion, disability, sex or political orientation. The Company strives to hire and promote people on the basis of their qualifications, performance, and abilities, and is determined to provide a work environment free of any form of illegal discrimination both direct and indirect, including sexual harassment. Further, the Company is committed to maintaining a workplace where each employee’s privacy and personal dignity are respected and protected from offensive or threatening behavior including violence. The Company is also committed to have a workplace that is free from illegal use of drugs and alcohol.

     Any employee with questions or concerns about any type of discrimination in the workplace is encouraged to bring the issue to the attention of his / her immediate supervisor or the head of the concerned business unit.

13.	MEDIA POLICY

     To facilitate the achievement of our vision, apart from achieving our business plans, it is necessary to communicate our achievements and plans in the most effective manner through the media to our investors, Customers, existing and potential, and to the community at large in which we operate. This policy is important not only from the context of evolving and maintaining an effective relationship with the media but also for legally safeguarding the information released to the media. In this context it is important that all statements to the media shall be true and fair, for which purpose each business unit and division shall have selected persons who are authorized to speak to media on identified subjects. Disclosure of forward looking statements should be combined with cautionary statements. One should ensure approval of customers, vendors etc if reference is made about such customers. Do not disclose non public information selectively to a particular group.

14.	ADVERTISEMENT POLICY

     The Company acknowledges that advertising is an essential instrument for effective brand building and communicating with the consumers. In accordance with the Company’s corporate philosophy it is necessary to ensure that all advertisements of the Company’s products and services are done ethically and in a legitimate manner. Advertising must not misrepresent, or be likely to mislead the consumer, as to the character, quantity, composition or safety of the product advertised. The Company requires every employee to protect all trademarks, brand names and other proprietary material of the Company and of third parties. We should not disparage products or services of competitors and should avoid political or religious remarks in advertisements.

15.	ENVIRONMENT, HEALTH AND SAFETY POLICY

     We take environmental consciousness a step further at the Company. We believe that all in the Company are environment conscious and contribute to preserving nature (at a higher level) as well as danger-proofing our own respective work areas. All of us are responsible for conducting safe and environmentally sound operations. Fundamentally, this is in the interest of our own and other’s quality of life. Therefore, employees should consider the potential impact of the activities, products and services of the Company on human health and the environment and take necessary measures, over and above legal requirements, to reduce such impact. E.g. paper consumption, food/water/electricity wastage, littering in public or private places, smoking in common areas and protection of plant life.

16.	POLICY ON SEPARATION

     Employees will retire from the services of the Company on completion of 58 years of age. It is 60 years in case of a person engaged in the management category prior to January 1, 1967 or promoted to management category prior to June 1, 1975. Employee will retire on the last day of the month in which he attains the age of retirement as above. Employees leaving the Company other than on normal retirement are required to serve a notice to the Company for the period specified in their employment contract or as applicable to their class. The Human Resource representative or any other manager, who is requested to do it, should conduct a structured exit interview in the week prior to employee’s final settlement. The finding at the interview is to be recorded and filed in the employee’s folder.

WIPRO LIMITED

17.	MAINTAINING AND MANAGING RECORDS

     The purpose of this policy is to set forth and convey the Company’s business and legal requirements in managing records, including all recorded information regardless of medium or characteristics. Records include paper documents, CDs, computer hard disks, email, floppy disks, microfiche, microfilm or all other media. The Company is required by the central, local, state, federal, foreign and other applicable laws, rules and regulations, to retain certain records and to follow specific guidelines in managing its records. Civil and criminal penalties for failure to comply with such guidelines can be severe for employees, agents, contractors and the Company, and failure to comply with such guidelines may subject the employee, agent or contractor to disciplinary action, up to and including termination of employment or business relationship at the Company’s sole discretion.

18.	RECORDS ON LEGAL HOLD

     A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. The Company’s Legal Department determines and identifies what types of Company records or documents are required to be placed under a legal hold. Every Company employee, agent and contractor must comply with this policy. Failure to comply with this policy may subject the employee, agent or contractor to disciplinary action, up to and including termination of employment or business relationship at the Company’s sole discretion. The Company’s Legal Department will notify you if a legal hold is placed on records for which you are responsible. If you have any questions about this policy you should contact the Company’s Legal Department.

19.	EXPORT CONTROLS

     A number of countries maintain controls on the destinations to which products or software may be exported. Some of the strictest export controls are maintained by the United States against countries that the U.S. government considers unfriendly or as supporting international terrorism. The U.S. regulations are complex and apply both to exports from the United States and to exports of products from other countries, when those products contain U.S.-origin components or technology. Software created in the United States is subject to these regulations even if duplicated and packaged abroad. In some circumstances, an oral presentation containing technical data made to foreign nationals in the United States may constitute a controlled export. The Legal Department can provide you with guidance on which countries are prohibited destinations for Company products or whether a proposed technical presentation to foreign nationals may require a U.S. Government license.

20.	CONFIDENTIAL INFORMATION

i)	Appropriate Nondisclosure Agreements. Confidential information may take many forms. An oral presentation about a company’s product development plans may contain protected trade secrets. A customer list or employee list may be a protected trade secret. A demo of an alpha version of a company’s new software may contain information protected by trade secret and copyright laws. You should never accept information offered by a third party that is represented as confidential, or which appears from the context or circumstances to be confidential, unless an appropriate nondisclosure agreement has been signed with the party offering the information. The legal department can provide nondisclosure agreements to fit any particular situation, and will coordinate appropriate execution of such agreements on behalf of the company. Even after a nondisclosure agreement is in place, you should accept only the information necessary to accomplish the purpose of receiving it, such as a decision on whether to proceed to negotiate a deal. If more detailed or extensive confidential information is offered and it is not necessary, for your immediate purposes, it should be refused.

ii)	Need-to-Know. Once a third party’s confidential information has been disclosed to the Company, we have an obligation to abide by the terms of the relevant nondisclosure agreement and limit its use to the specific purpose for which it was disclosed and to disseminate it only to other Company employees with a need to know the information.

iii)	Notes and Reports. When reviewing the confidential information of a third party under a nondisclosure agreement, it is natural to take notes or prepare reports summarizing the results of the review and, based partly on those notes or reports, to draw conclusions about the suitability of a business relationship. Notes or reports, however, can include confidential information disclosed by the other party and so should be retained only long enough to complete the evaluation of the potential business relationship. Subsequently, they should be either destroyed or turned over to the Legal Department for safekeeping or destruction. They should be treated just as any other disclosure of confidential information is treated: marked as confidential and distributed only to those the Company employees with a need to know.

WIPRO LIMITED

iv)	Competitive Information. You should never attempt to obtain a competitor’s confidential information by improper means, and you should especially never contact a competitor regarding their confidential information. While the Company may, and does, employ former employees of competitors, we recognize and respect the obligations of those employees not to use or disclose the confidential information of their former employers.

The Company does not encourage any comparison to any or its competitors that are not substantiated, accurate and misleading. Certain countries prohibit comparative advertising.

It is important to take extra care when dealing with Competitors. It is inevitable that you and competitors will from time to time, meet, talk and attend the same industry or association meetings. Many of these contacts are perfectly acceptable as long as established procedures are followed. Acceptable contacts include; sales to other companies in our industry and purchases from them; approved participation in joint bids; and attendance at business shows, standard organization and trade associations.

In all contacts with competitors, do not discuss pricing policy, contract terms, costs, inventories, marketing and products plans, surveys and studies and other proprietary and confidential information. Discussion of these subjects or collaboration on them with competitors can be illegal. In summary, disassociate yourself and the Company from participation in any possible illegal activity with competitors; confine communication to what is clearly legal and proper

21. SELECTING SUPPLIERS

     The Company’s suppliers make significant contributions to our success. To create an environment where our suppliers have an incentive to work with the Company, they must be confident that they will be treated lawfully and in an ethical manner. The Company’s policy is to purchase supplies based on need, quality, service, price and terms and conditions. Suppliers should be selected based on merit, price quality and performance. The Company’s policy is to select significant suppliers or enter into significant supplier agreements through a competitive bid process where possible. Under no circumstances should any Company employee, agent or contractor attempt to coerce suppliers in any way. The confidential information of a supplier is entitled to the same protection as that of any other third party and must not be received before an appropriate nondisclosure agreement has been signed.

22. LOBBYING

     Employees, agents or contractors whose work requires lobbying communication with any member or employee of a legislative body or with any government official or employee in the formulation of legislation must have prior written approval of such activity from the Company’s Chief Finance Officer. Activity covered by this policy includes meetings with legislators or members of their staffs or with senior executive branch officials. Preparation, research, and other background activities that are done in support of lobbying communication are also covered by this policy even if the communication ultimately is not made.

23. GOVERNMENT CONTRACTS

     It is the Company’s policy to comply fully with all applicable laws and regulations that apply to government contracting. It is also necessary to strictly adhere to all terms and conditions of any contract with central, local, state, federal, foreign or other applicable governments. The Company’s Legal Department must review and approve all contracts with any government entity.

24. ELIMINATION OF CHILD LABOUR.

     It is the Company’s policy not to support child labour. The Company is committed to implementing the provisions of the Child Labour (Prohibition and Regulation) Act, 1986. The Company aware of social reality of the existence child labour exists and recognises that this evil cannot be eradicated by simply setting up rules or inspections. Towards this end, the Company is committed to work in a pro-active manner to eradicate child labour by actively contributing to the improvement of children’s social situation. To promote this, the Company encourages its Suppliers also to work towards a no child-labour policy. As part of its efforts to eliminate the evil of child labour, the Company encourages the employment of the parents of such children to secure the existence of the family and the education of the children.

WIPRO LIMITED

25. FREE AND FAIR COMPETITION/ANTITRUST

     Most countries have well-developed bodies of law designed to encourage and protect free and fair competition. The Company is committed to obeying both the letter and spirit of these laws. The consequences of not doing so can be severe for all of us.

     These laws often regulate the Company’s relationships with its distributors, resellers, dealers, and customers. Competition laws generally address the following areas: pricing practices (including price discrimination), discounting, terms of sale, credit terms, promotional allowances, secret rebates, exclusive dealerships or distributorships, product bundling, restrictions on carrying competing products, termination, and many other practices.

     Competition laws also govern, usually quite strictly, relationships between the Company and its competitors. As a general rule, contacts with competitors should be limited and should always avoid subjects such as prices or other terms and conditions of sale, customers, and suppliers. Employees, agents or contractors of the Company may not knowingly make false or misleading statements regarding its competitors or the products of its competitors, customers or suppliers. Agreements with the competitors that affect prices they charge may constitute illegal price–fixing which is prohibited under the Competition laws. Participating with competitors in a trade association or in a standards creation body is acceptable when the association has been properly established, has a legitimate purpose, and has limited its activities to that purpose.

     No employee, agent or contractor shall at any time or under any circumstances enter into an agreement or understanding, written or oral, express or implied, with any competitor concerning prices, discounts, other terms or conditions of sale, profits or profit margins, costs, allocation of product or geographic markets, allocation of customers, limitations on production, boycotts of customers or suppliers, or bids or the intent to bid or even discuss or exchange information on these subjects. In some cases, legitimate joint ventures with competitors may permit exceptions to these rules for example, bona fide purchases from or sales to competitors on non-competitive products but the Company’s Legal Department must review all such proposed ventures in advance. These prohibitions are absolute and strict observance is required. Collusion among competitors is illegal, and the consequences of a violation are severe.

Although the spirit of these laws, known as “antitrust,” “competition,” or “consumer protection” or unfair competition laws, is straightforward, their application to particular situations can be quite complex. To ensure that the Company complies fully with these laws, each of us should have a basic knowledge of them and should involve our Legal Department early on when questionable situations arise.

26. ANTIBOYCOTT

     A foreign country or an entity associated with the country could make such a request to support a boycott in a bid invitation, purchase order or contract, letter of credit or orally in connection with a transaction or in a number of ways. If you hear of a boycott or receive a request to support a boycott or to provide information related to a boycott, you should contact your manager or the Legal Department of the Company.

27. FREEDOM OF ASSOCIATION

     The Company respects the right of its employees to form and join trade unions as guaranteed under the applicable legislations. It is the expectation of the Company that its suppliers would also do the same.

28. INDUSTRIAL ESPIONAGE

     It is the Company’s policy to lawfully compete in the marketplace. This commitment to fairness includes respecting the rights of our competitors and abiding by all applicable laws in the course of competing. The purpose of this policy is to maintain the Company’s reputation as a lawful competitor and to help ensure the integrity of the competitive marketplace. The Company expects its competitors to respect our rights to compete lawfully in the marketplace, and we must respect their rights equally. Company employees, agents and contractors may not steal or unlawfully use the information, material, products, intellectual property, or proprietary or confidential information of anyone including suppliers, customers, business partners or competitors.

29. ABOLITION OF FORCED LABOUR

     The Company strictly prohibits forced or compulsory labour. The Company is committed to ensuring that employees enter into employment and stay on in the Company out of their own free will. The Company also insists that its suppliers prohibit forced labour or other compulsory labour in any of their operations.

WIPRO LIMITED

30. GENERAL

i)	WAIVERS

Any waiver of any provision of this Code of Business Conduct and Ethics for a member of the Company’s Board of Directors or an executive officer must be approved in writing by the Company’s Board of Directors and promptly disclosed. Any waiver of any provision of this Code of Business Conduct and Ethics with respect to any other employee, agent or contractor must be approved in writing by the Company’s General Counsel.

ii)	ALLEGATIONS

a.	Anonymous Allegations

This policy encourages an employee to put his/her name to any disclosures he/she makes. Any malpractice, impropriety, abuse and wrongdoing (hereinafter referred to as “Concern”) expressed anonymously are much less credible, but they may be considered for further action at the sole discretion of the Company.

b.	Good Faith Allegations

Every employee has a duty to read and understand the policies, raise queries and report any violation of policies. If an employee makes an allegation in good faith, which is not confirmed by subsequent investigation, no action will be taken against that employee. In raising the Concern the employee should exercise due care to ensure the accuracy of the information.

iii)	MAINTAINING CONFIDENTIALITY OF THE CONCERN

The employee making the disclosure of Concern as well as any of the persons to whom the Concern has been disclosed or any of the persons who will be investigating or deciding on the investigation, shall not make public the Concern disclosed except with the prior written permission of the Audit Committee.

However, this restriction shall not be applicable if any employee is called upon to disclose this issue by any judicial process and in accordance with the laws of land.

iv)	DISCIPLINARY ACTIONS

The Company will take appropriate action against any employee, agent, contractor or consultant whose actions are found to violate these policies or any other policies of the Company. Disciplinary actions may include immediate termination of employment or business relationship at the Company’s sole discretion. Where the Company has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Where laws have been violated, the Company will cooperate fully with the appropriate authorities.

v)	RETALIATORY ACTS

It is a violation of the policy to engage in retaliatory acts against any employee who reports an incident of alleged harassment including sexual harassment, or any employee who testifies, assists or participates in a proceeding, investigation or hearing relating to such allegation of harassment. Employees who believe they have been retaliated against because of testifying, assisting or participating in a proceeding, investigation, or hearing relating to an allegation of harassment, should meet with and seek the advice of the Ombudsperson, whose responsibilities include handling retaliation. If an employee believes that he or she has been retaliated against in the form of an adverse personnel action for disclosing Concern under the policy he/she may file a written Concern to the Ombudsperson requesting an appropriate remedy.

vi)	ACCOUNTABILITY

The Board of Directors (BOD) shall oversee the Company’s adherence to ethical and legal standards. All employees including the finance people and the members of the BOD shall undertake to stop or prevent actions that could harm customers, the System or reputation of the Company and to report such actions as soon as they occur.

WIPRO LIMITED

31. REPORTING PROCEDURE FOR A QUERY/CONCERN

Appeal Procedure :

Appeal from a decision passed by Ombudsperson to Corporate Ombudsperson to Audit Committee.

Decision of Prevention of Sexual Harassment Committee to Audit Committee.

Method to raise a query/ concern:

Query/Concern to be disclosed through e-mail, telephone, fax or any other method.

Contact details of Ombudsperson and members of the PSHC are detailed in Annexure A.

For more details on the policies and the processes, please refer to the Integrity Manual and the Wipro Values, as the Code of Business Conduct and Ethics is only a ready reckoner.

WIPRO LIMITED

ACKNOWLEDGMENT OF RECEIPT OF CODE OF BUSINESS CONDUCT AND ETHICS

     I have received and read the Company’s Code of Business Conduct and Ethics. I understand the standards and policies contained in the Company Code of Business Conduct and Ethics and the inlaid policies or laws specific to my job. I further agree to comply with the Company Code of Business Conduct and Ethics.

     If I have questions concerning the meaning or application of the Company Code of Business Conduct and Ethics, any Company policies, or the legal and regulatory requirements applicable to my job, I know I can consult my Supervisor, the Human Resources Department or the Legal Department, knowing that my questions or reports to these sources will be maintained in confidence.

Employee Name

Signature

Date

Please sign and return this form to the Human Resources Department.

DISCLAIMERS

     THIS HANDBOOK IS INTENDED SOLELY AS A GUIDE. THE LANGUAGE USEDIN THE HANDBOOK SHOULD NOT BE CONSTRUED AS CREATING A CONTRACT OF EMPLOYMENT BETWEEN WIPRO AND ANY OF ITS EMPLOYEES. WIPRO EXPRESSLY RETAINS THE RIGHT TOUNILATERALLY MODIFY OR AMEND THIS HANDBOOK, AT THE COMPANY’S SOLE DISCRETION, WITH OR WITHOUT NOTICE TO THE COMPANY’S EMPLOYEES. DISCIPLINARY/TERMINATION PROCEDURES THE IMPLEMENTION OF THE POLICIES SHOULD NOT BE CONSTRUED AS PREVENTING, LIMITING OR DELAYING THE COMPANY FROM TAKING ANY DISCIPLINARY ACTION, INCLUDING IMMEDIATE DISCHARGE, IN CIRCUMSTANCES WHERE THE COMPANY DEEMS SUCH ACTIONS APPROPRIATE.

WIPRO LIMITED

ANNEXURE A

PSHC Members:

•	Sandhya Ranjit	Corporate

•	Kumar Wadhwani	Corporate

•	Jayashree Joglekar	Wipro Technologies

•	Sunita Cherian	Wipro Technologies

•	Abhijat Mitra	Wipro Technologies

•	Christine Curtis	Wipro Technologies — US GEO

•	Rozy Contractor	Wipro Technologies — UK Geo

•	Padmini Misra	Wipro Spectramind Services Limited

•	Varsha Anand	Wipro Infotech

•	Subhashini	Wipro Fluid Power Limited

•	Tasqeen Machivala	External Member

Ombudsperson Contact Details

•	Corporate: Sudip Nandy Email: sudip.nandy@wipro.com; phone: +91-80-28440333

•	Wipro Technologies: Dr A L Rao Email: lakshman.rao@wipro.com; phone:+91-80-25530057

•	Wipro Infotech: Mythily Ramesh Email:mythily.ramesh@wipro.com;phone:+91-80-28440179

•	Wipro Consumer Care & Lighting: Kumar Chander Email: kumar.chander@wipro.com; phone:+91-80-28440067

•	Wipro Fluid Power Limited: Sunil Rajagopalan Email:sunil@wiprofluidpower.co.in; phone:+91-80-28390698

•	Wipro BPO Solutions Limited: Nilanjana Paul Email:ombudsperson.wsm@wipro.com; phone:+91-11-516137111

WIPRO LIMITED

Exhibit 99.3

CHARTER FOR THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

OF WIPRO LIMITED

A.	OBJECTIVES:

The management of the Company has the overall responsibility to prepare financial statements in accordance with generally accepted accounting principles. The Company’s Independent Registered Public Accounting Firm has the responsibility to audit those financial statements. The Audit Committee’s responsibility is one of overseeing the financial information. However, the Audit Committee has no obligation to provide any expert or other special assurance as to the Company’s financial statements.

The objectives of the Audit Committee are to:

(a)	assist the Board of Directors of the Company in fulfilling its responsibilities to oversee the;

–	Company’s financial reporting process

–	the integrity of the Company’s financial statements

–	the Company’s compliance with legal and regulatory requirements

–	independent registered public accounting firm qualification and independence

–	the performance of the Company’s Internal Audit function and independent registered public accounting firm

(b)	prepare reporting requirement to be included in the Company’s Annual Proxy Statement

(c)	Oversee the Company’s compliance with legal and regulatory requirements. Evaluate the adequacy and effectiveness of the Company’s legal compliance control system. Encourage legal compliance in the observance of highest standards of ethics and integrity. Details of authority and responsibilities are provided herein as Part II of this charter.

B.	MEMBERSHIP:

The Audit Committee will consist of three non-management and independent members of the Board, who shall meet all applicable legal requirements with respect to independence, financial literacy, accounting or related financial expertise etc. The members of the Audit Committee will be appointed by the Board of Directors.

C.	POWERS:

In discharging its responsibilities, the Audit Committee shall have the following powers:

(a)	unrestricted access to the Company’s books and records;

(b)	to seek information from any employee of the Company including the management of the Company.

(c)	to investigate any activity within its terms of reference.

(d)	to obtain the advice of lawyers, accountants or other professionals / consultants at the Audit Committee’s sole discretion.

D.	RESPONSIBILITIES AND DUTIES:

The following are the responsibilities and duties of the Audit Committee. The Audit Committee may diverge from these responsibilities and may assume such other responsibilities as it deems necessary or appropriate in carrying out its functions.

The responsibilities and duties of the Audit Committee are classified under the following two heads;

–	Primary responsibilities and duties

–	Additional responsibilities and duties

WIPRO LIMITED

1.	Primary Responsibilities and Duties

1.1	Responsibilities and Duties in relation to Internal Audit

(a)	Reviewing on a regular basis the adequacy of the internal audit function, including the structure and organization of the internal audit department, its responsibilities, its budgeting, its staffing (including issues of qualifications), and seniority of the head of the department, reporting structure, coverage and frequency of internal audit.

(b)	Reviewing and discussing with internal auditors and management on issues / findings arising from the internal audit reports and follow up thereon. This would include reviewing the issues / findings arising from internal investigations into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the same to the Board of Directors.

(c)	Meeting separately with the Internal Auditors on a quarterly basis, with the Management

1.2	Responsibilities and Duties in relation to independent registered public accounting firm

(a)	Audit Committee shall have the sole authority to;

–	hire and fire independent registered public accounting firms

–	approve all audit engagement fees and terms

–	approve any significant non-audit relationship with the independent registered public accounting firm

(b)	Discussion with independent registered public accounting firm before the audit commences of the nature, scope and approach of the audit.

(c)	Review of the performance of the independent registered public accounting firm.

(d)	Conducting a “post-audit review” of the financial statements and audit findings including any suggestions for improvements provided to management by the independent registered public accounting firm.

(e)	Annually obtaining and reviewing a report by the independent registered public accounting firm describing;

–	the audit firm’s internal quality control procedures

–	any material issues raised by the most recent

–	internal quality control review or

–	peer review of the firm

–	any inquiry or investigation by governmental or professional authorities within the preceding five years

–	respecting one or more independent audits carried out by the firm

–	any steps taken to deal with any such issues

–	all relationships between the independent registered public accounting firm and the Company so as to assess the Auditor’s independence

WIPRO LIMITED

(f)	Reviewing and evaluating the lead partner of the independent registered public accounting firm as well as if necessary to consider rotation of Auditor in consultation with the Management.

(g)	Regularly reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response thereon.

(h)	Regularly reviewing with the independent registered public accounting firm;

•	any accounting adjustments that were noted or proposed by the auditor but were “passed” (as immaterial or otherwise)

•	any communications between the audit team and the audit firm’s national office respecting auditing or accounting issues presented by the engagement

•	any “management” or “internal control” letter issued or proposed to be issued by the audit firm to the company

1.3	Responsibilities in relation to the Company’s financial statements

(a)	Review of the Company’s accounting policies, internal accounting controls, financial and risk management policies and such other matters as the Audit Committee deems appropriate.

(b)	Overseeing of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

(c)	Review and discuss the audited financial statements with management and the independent registered public accounting firm and determine whether they are complete and consistent with the information known to committee members; assess whether the financial statements reflect appropriate accounting principles.

(d)	Reviewing with management the annual financial statements before submission to the Board of Directors, focusing primarily on:

•	Any change in accounting policies and practices

•	Major accounting entries based on exercise of judgement by management

•	Qualifications in draft audit report

•	Significant adjustments arising out of audit

•	The going concern assumption

•	Compliance with accounting standards applicable to the Company

•	Any related party transactions i.e. transactions of the company of material nature, with promoters or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of the Company at large.

(e)	Reviewing before release of the financial statements audited or otherwise, the Director’s Report, and such other matters which form part of the Annual Report of the Company.

(f)	Discussing with the management and the independent registered public accounting firm the following;

•	annual audited financial statements

•	quarterly financial statements

•	disclosures under “Management’s Discussion and Analysis of Financial Condition

•	Results of Operations

•	Financial statements/forms to be released or submitted to any legal or regulatory authority

WIPRO LIMITED

(g)	Discuss and review with the management;

•	earnings press releases

•	financial information provided to analysts

•	earnings guidance provided to analysts and rating agencies.

•	policies with respect to risk assessment and risk management.

•	the major financial risk exposures and the steps management has taken to monitor and control such exposures

(h)	Reviewing;

•	Major issues as to the adequacy of the company’s internal controls and any special audit steps adopted in light of material control deficiencies

•	Analyses prepared by the management and/or the independent registered public accounting firm setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements

•	Analyses of the effects of alternative GAAP methods on the financial statements

•	The effect of regulatory and accounting initiatives

•	Off-balance sheet structures on the financial statements

ii.	Other general responsibilities

Regularly report to the Board of Directors its conclusions with respect to

(a)	the various matters that the Audit Committee has considered as well as the independence of the Auditor to the full Board.

(b)	Review and reassess the adequacy of this Charter annually and submit it to the Board of Directors for consideration and approval.

(c)	Review management’s monitoring of compliance with Company’s standards of Business conduct and with the Foreign Corrupt Practices Act.

(d)	Reviewing in conjunction with counsel, any legal matters that could have a significant impact on the Company’s financial statement

(e)	Overseeing compliance with SEC requirements for disclosure of auditor’s services and audit committee members and activities.

(f)	Overseeing and reviewing of the Company’s asset management policies, including an annual review of the Company’s investment policies and performance for cash and short term investments.

(g)	Reporting regularly to the Board with respect to;

•	the quality or integrity of the Company’s financial statements

•	Company’s compliance with legal or regulatory requirements,

•	the performance of the independent registered public accounting firm as well as the Internal Audit function.

(h)	Setting clear hiring policies for employees or former employees of the independent registered public accounting firm

(i)	Reviewing whether the audit of the Company is of high standard

(j)	Presenting its conclusions with respect to the independence of the Auditor to the full Board

WIPRO LIMITED

2.	Additional Responsibilities

In addition to the above primary responsibilities, the Audit Committee will undertake such other duties as the Board of Directors delegates to it, and will report, at least annually, to the Board regarding the Committee’s examinations and recommendations.

E.	MEETINGS:

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule which it will provide to the Board of Directors in advance.

Under normal circumstances, meetings of the Audit Committee shall be attended by the Chairman and Managing Director, the Corporate Executive Vice President – Finance, the head of Internal Audit within the Company and the independent registered public accounting firm. The Audit Committee may at its discretion require the attendance of such other persons from within the Company at Audit Committee meetings.

The Audit Committee would be free to meet without the presence of any or all of the above mentioned persons if it so desires.

F.	REPORTS:

The Audit Committee will record its summaries of recommendations to the Board which will be incorporated as a part of the minutes of the Board of Directors meeting at which those recommendations are presented.

G.	MINUTES:

     The Company Secretary will maintain minutes of the meetings of the Audit Committee, which minutes will be filed with the minutes of the meetings of the Board of Directors.

WIPRO LIMITED

PART II – AUTHORITY AND RESPONSIBILITIES OF THE AUDIT COMMITTEE TO REVIEW COMPLIANCE

AUTHORITY

1.	Review of the processes and procedures for management’s monitoring of compliance with requirements of various statutes, rules and regulations and policies of the Company. To this end the Committee will review as part of the performance of the Business Units, periodic reports submitted by the Business Unit heads on compliance. The reports will also include review of the risks perceived by the BU and any cases of potential liability or anticipated litigation and identify material weaknesses of the concerned BU’s internal processes which could expose the company to any litigation or large liability.

2.	Obtain and retain independent, professional, legal, or other advice, as the Committee deems appropriate.

3.	The Audit Committee will have the resources and other authority necessary to discharge its duties and responsibilities

4.	Obtain any information from any employee of the Company to perform its duties effectively and have direct access to any employee of the Company.

5.	The Audit Committee shall act on the basis of simple majority.

RESPONSIBILITIES

1.	Review Compliance reports every quarter regarding non-compliance reports and seek clarifications and explanations in ensuring best compliance based on compliance and report by internal and external auditors.

2.	To monitor non-financial regulatory matters through the use of Compliance Report which comprises Asset Protection, Trade Practices, Conflict of Interest, Discrimination, Harassment and Ethical Legal Standards.

3.	The adoption of appropriate remedial measures, including appropriate steps or sanctions to stop any material violations that are ongoing, to prevent any material violation that has yet to occur, and to remedy or otherwise appropriately address any material violation that has already occurred and to minimize the likelihood of its recurrence.

4.	Evaluate the adequacy and effectiveness of the management reporting and control systems used to monitor adherence to policies, rules and regulations.

5.	Review the contractual obligations of the Company and continuously assess compliance process.

6.	Review the policies of the Company and recommend improvements.

7.	Identifying and reporting of the potential risk factors with necessary remedial measures, if any.

8.	Review and reassess the adequacy of this Charter annually and to submit any proposed changes to the Board for approval. The Audit Committee shall also review annually its own performance.

REPORTING

Each of the Business Units shall submit their individual reports to Corporate and Corporate shall collate the same and a combined summary will be placed to the Audit Committee.

WIPRO LIMITED

Exhibit 99.4

CHARTER FOR THE COMPENSATION & BENEFITS COMMITTEE
OF THE BOARD OF DIRECTORS OF WIPRO LIMITED

A.	OBJECTIVES

The objectives of the Compensation & Benefits Committee are to:

–	recommend to the Board of Directors appropriate compensation packages for Whole-time Directors and Senior Management Personnel in such a manner so as to attract and retain the best available personnel for positions of substantial responsibility with the Company

–	provide incentives for such persons to perform to the best of their abilities for the Company, and to promote the success of the Company’s business.

B.	MEMBERSHIP:

The Compensation & Benefits Committee shall consist of three independent non-management directors of the Company as determined by the Board of Directors. The members of the Compensation & Benefits Committee are appointed by and serve at the discretion of the Board of Directors. The members of the Compensation Committee shall meet the (i) independence requirements of the listing standards of the New York Stock Exchange, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

C.	RESPONSIBILITIES AND DUTIES:

The Compensation & Benefits Committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board of Directors from time to time prescribes.

These responsibilities include:

1.	Relating to Whole-time Directors

a.	Reviewing and approving Corporate goals and objectives relevant to compensation payable to the Whole-time Directors of the Company with due consideration of:

–	the Company’s performance

–	relative shareholder return

–	the value of similar incentive awards to Whole-time Director at comparable companies

–	the awards given to the Whole-time Directors in past years

b.	Evaluate the Whole-time Director performance in the light of these goals and objectives

c.	Recommending to the Board for approval of the Whole-time Director’s compensation level based on this evaluation

2.	Compensation of Senior Management Personnel

a.	The term “Senior Management Personnel” means to include all the members other than the Whole-time Directors and members of the Corporate Executive Council of the Company as may be co-opted from time to time.

b.	Reviewing and making recommendations to the Board of Directors regarding the Compensation & Benefits policy for all Senior Management Personnel of the Company

c.	Discharging the Board’s responsibilities relating to compensation payable to the Whole-time Directors and Senior Management Personnel including payment of (i) annual base salary (ii) annual bonus, including any specific goals and amounts (iii) equity compensation and (iv) employment agreements, severance agreements and change in control agreements, and (v) any other benefits, compensation or arrangements

WIPRO LIMITED

3.	Relating to Incentive Compensation Plan and Equity based plan

Acting as Administrator (as defined therein) of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time and administering, within the authority delegated by the Board of Directors and within the terms and conditions of the said Plans. [In its administration of the plans, the Compensation & Benefits Committee may, pursuant to authority delegated by the Board of Directors (i) grant stock options or stock purchase rights to individuals eligible for such grants under the plans and applicable law (including grants to individuals subject to the provisions of the Securities and Exchange Board of India Act 1992 and Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) in compliance with Rule 16b-3 promulgated thereunder, so long as the Compensation & Benefits Committee is comprised entirely of “disinterested persons”, as such term is defined in Rule 16b-3(c)(2)(i) promulgated under the Exchange Act), and (ii) amend such stock options or stock purchase rights. The Compensation & Benefits Committee shall also make recommendations to the Board of Directors with respect to amendments to the plans and changes in the number of shares reserved for issuance thereunder;

4.	Relating to Compensation & Benefit Plan

Reviewing and making recommendations to the Board of Directors regarding any other plans that are proposed for adoption or adopted by the Company for the provision of Compensation & Benefits directors of the Company.

5.	Retaining a consulting firm

The Committee members may if they so desire and at their sole option take the assistance of a Compensation Consultant for evaluation of Compensation payable to Whole-time Directors and Senior Management Personnel as well as approve the firm’s fees and other terms.

6.	Annual Report

Providing an annual report on executive compensation for inclusion in Company’s proxy statement.

D.	MEETINGS:

The Compensation & Benefits Committee will meet at least four times in a year.

E.	CIRCULAR RESOLUTION:

The decisions to be taken by the Committee members including relating to granting of options/shares may be taken by way of a circular resolution.

F.	MINUTES:

The Compensation & Benefits Committee will maintain minutes of its meetings, which minutes will be submitted to the Board for noting.

WIPRO LIMITED

Exhibit 99.5

CHARTER FOR THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

OF THE BOARD OF DIRECTORS OF WIPRO LIMITED

A.	OBJECTIVES:

A Nomination and Corporate Governance Committee is central to the effective functioning of the Board. The purpose of this Committee is to ensure that the Board of Directors is appropriately constituted to meet its fiduciary obligations to the shareholders and the company.

To accomplish this purpose, the Nomination and Corporate Governance shall;

–	develop and recommend the Board a set of corporate governance guidelines applicable to the Company

–	implement policies and processes relating to corporate governance principles

–	ensure that appropriate procedures are in place to assess Board membership needs

–	recommend potential director candidates to the Board of Directors

B.	MEMBERSHIP:

The Nomination and Corporate Governance Committee shall consist of three non management and independent members of the Board.

The members of the Nomination and Corporate Governance Committee shall be appointed by the Board of Directors.

C.	POWERS:

In discharging its responsibilities, the Nomination and Corporate Governance Committee shall have the following powers;

–	sole authority to retain and terminate any search firm to be used to identify director candidates

–	sole authority to approve the search firm’s fees and other retention term

D.	RESPONSIBILITIES AND DUTIES:

The Nomination and Corporate Governance Committee shall be responsible for considering and making recommendations to the Board concerning the appropriate size, function and needs of the Board. The Nomination and Corporate Governance Committee may diverge from these responsibilities and may assume such other responsibilities as it deems necessary or appropriate in carrying out its functions.

1.1	Responsibilities relating to the Board/Company

(a)	Taking a leadership role in shaping the corporate governance of the Company

(b)	Assisting the Board in;

–	Evaluating the current composition and governance of the Board of Directors and its Committees

–	Determining the future requirements for the Board as well as its Committees and making recommendations to the Board for approval

–	Formulating the desired/preferred board skills, attributes and qualifications for selecting new directors

–	Conducting searches for prospective board members whose skills and attributes reflect the requirements those desired

–	Evaluating the selection process of the prospective board members and making recommendation of the proposed nominees for election to the Board of Directors

WIPRO LIMITED

–	Evaluating and recommending termination of membership of individual directors in accordance with the Board’s corporate governance guidelines, for cause or for other appropriate reasons.

–	Developing and overseeing the execution of a formal Board member capacity building program, including such elements as orientation of new members, continuing education and training, and a mentoring program with senior Board members.

1.2	Responsibilities relating to the Committees of the Board

Assisting the Board in;

–	Evaluating and making recommendations to the Board of Directors concerning the appointment of Directors to Board Committees

–	Selecting the Chairman for each of the Board Committees

1.3	Other responsibilities

a.	The Nomination and Corporate Governance Committee shall coordinate and approve Board and Committee meeting schedules.

b.	The Nomination and Corporate Governance Committee shall consider matters of corporate governance and to review, periodically, the corporate governance guidelines of the Company

c.	The Nomination and Corporate Governance Committee shall review and assess its performance on a periodic basis

E.	MEETINGS:

The Nomination and Corporate Governance Committee shall meet as often as required and at least four times each year. However, the Nomination and Corporate Governance Committee may establish its own schedule, which it will provide to the Board of Directors in advance.

F.	REPORTS:

The Nomination and Corporate Governance Committee shall record its summaries of recommendations to the Board which will be incorporated as a part of the minutes of the Board of Directors meeting at which those recommendations are presented.

G.	MINUTES:

The Company Secretary will maintain minutes of the meetings of the Nomination Committee, which minutes will be filed with the minutes of the meetings of the Board of Directors.

This page bas been intentionally left blank

This page bas been intentionally left blank

This page bas been intentionally left blank

Board of Directors

Azim H Premji
Chairman

Vivek Paul
Vice Chairman
and Executive Officer

Dr.Ashok Ganguly
Chairman, ICICI OneSource Limited
Former Chairman, ICI India Limited	Audit Committee

B C Prabhakar	N Vaghul	–	Chairman
Practitioner of Law	P M Sinha	–	Member
	B C Prabhakar	–	Member

Prof. Eisuke Sakakibara
Professor of Economics,	Compensation and Benefits Committee
Keio University, Japan
	N Vaghul	–	Chairman
	P M Sinha	–	Member
	B C Prabhakar	–	Member

Dr. Jagdish N Sheth
Professor of Marketing,
Emory University,	Nomination and Corporate Governance Committee
USA
	Ashok Ganguly N Vaghul	– –	Chairman Member
	P M Sinha	–	Member

P M Sinha
Former Chairman,
PepsiCo India Holdings
Shareholders’ / Investors’ and Grievance Administrative Committee

N Vaghul	B C Prabhakar	–	Chairman
Chairman, ICICI Bank Ltd.	Azim H Premji	–	Member

REGISTERED AND CORPORATE OFFICE:

WIPRO LIMITED	WIPRO LIMITED
Doddakannelli, Sarjapur Road,	1300, Crittenden Lane, # 200
Bangalore — 560 035, India	Mountain View, CA 94043 USA
Tel: 91-80-28440011 Fax:91-80-28440054	Tel: 650-316-355 Fax: 650-316-3467

WIPRO LIMITED
European Headquarters
137 Euston Road
London NWI 2AA UK
Tel: +44 (020) 7387 0606
Fax: +44 (020) 7387 0605

Ws/t us at
www.wtprocorporate.com	WIPRO LIMITED
www.wipro.com	2-2- 1 - 1 , Minato-Mirai, Nishi-Ku,
www.wipro.co.in	Yokohama Landmark Tower 9F #911A,
Yokohama-shi, Kanagawa 220-8109 Japan
Tel: +81 (45) 650 3950
Fax: +81 (45) 650 3951

Wipro Limited
Doddakannelli, Sarjapur Road, Bangalore - 560 035, India.
www.wiprocorporate.com www.wipro.com www.wipro.co.in

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Suresh C. Senapaty

Suresh C. Senapaty

Corporate Executive Vice President-Finance

Dated: July 7, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Notice and proxy card for the 59th Annual General Meeting

Exhibit 99.2	Notice and proxy card for amendment to the objects clause of memorandum of association

Exhibit 99.3	Notice and proxy card for merger of Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with Wipro Limited

Exhibit 99.4	Notice and proxy card for merger of Wipro BPO Solutions Limited with Wipro Limited